As filed with the Securities and Exchange Commission on May 13, 2013

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Constellium Holdco B.V.1

(Exact name of Registrant as specified in its charter)

The Netherlands	3341	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Tupolevlaan 41-61

1119 NW Schiphol-Rijk

The Netherlands

+31 20 654 97 80

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Corporation Service Company

80 State Street

Albany, NY 12207-2543

(518) 433-4740

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Andrew J. Nussbaum Karessa L. Cain Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 Phone: (212) 403-1000 Fax: (212) 403-2000	Keith L. Halverstam Christopher R. Plaut Latham & Watkins LLP 885 Third Avenue New York, NY 10022 Phone: (212) 906-1200 Fax: (212) 751-4864

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A ordinary shares, nominal value €0.02 per share	25,555,555	$19.00	$485,555,545	$66,300

(1)	Estimated pursuant to Rule 457(a) under the Securities Act of 1933, as amended. Includes 3,333,333 additional shares of common stock that the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) of the Securities Act of 1933, as amended.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

[1]	The registrant will be converted to a Dutch public limited liability company and renamed Constellium N.V. prior to the completion of the offering.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated May 13, 2013

PROSPECTUS

22,222,222 Class A Ordinary Shares

Constellium Holdco B.V.1

(Incorporated in the Netherlands)

We are offering a total of 11,111,111 of our Class A ordinary shares, nominal value €0.02 per share and the selling shareholders named in this prospectus are offering 11,111,111 of our Class A ordinary shares, nominal value €0.02 per share. Throughout this prospectus, we refer to our Class A ordinary shares, nominal value €0.02 per share, as “ordinary shares.” The underwriters may also purchase up to 1,666,666 Class A ordinary shares from us and up to 1,666,667 Class A ordinary shares from the selling shareholders at the public offering price, less the underwriting discount, within 30 days to cover over-allotments, if any. This is the first public offering of our Class A ordinary shares. Currently, there is no public market for our Class A ordinary shares.

We currently expect that the initial public offering price will be between $17.00 and $19.00 per ordinary share. We intend to apply to list our ordinary shares on the New York Stock Exchange and Euronext Paris under the symbol “CSTM” on each exchange.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page 26 of this prospectus.

	Per Ordinary Share	Total
Initial public offering price	$	$
Underwriting discount and commissions	$	$
Proceeds to Constellium N.V. before expenses	$	$
Proceeds to selling shareholders before expenses	$	$

We refer you to “Underwriting (Conflicts of Interest)” beginning on page 183 of this prospectus for additional information regarding underwriting compensation.

Our ordinary shares will be ready for delivery on or about May         , 2013.

Goldman, Sachs & Co.	Deutsche Bank Securities	J.P. Morgan

Barclays BNP PARIBAS HSBC	Credit Suisse UBS Investment Bank SOCIETE GENERALE	Morgan Stanley Citigroup Lazard Capital Markets

Apollo Global Securities	Moelis & Company	Rothschild	Davenport & Company LLC

The date of this prospectus is May         , 2013.

[1]	We will convert to a Dutch public limited liability company and be renamed Constellium N.V. prior to the completion of the offering.

i

We and the selling shareholders and the underwriters have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you. We and the selling shareholders and the underwriters do not take any responsibility for, and cannot provide any assurance as to the reliability of, any other information that others may give you. We and the selling shareholders and the underwriters have not authorized any other person to provide you with different or additional information, and none of us are making an offer to sell the ordinary shares in any jurisdiction where the offer or sale is not permitted. This offering is being made in the United States and elsewhere solely on the basis of the information contained in this prospectus. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of the prospectus or any sale of the ordinary shares. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.

For investors outside of the United States, neither we, the selling shareholders nor any of the underwriters have done anything that would permit the offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

MARKET AND INDUSTRY DATA

This prospectus includes estimates of market share and industry data and forecasts that we have obtained from industry publications, surveys and forecasts, as well as from internal company sources. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. However, we, the selling shareholders, and the underwriters have not independently verified any of the data from third-party sources, nor have we, the selling shareholders, or the underwriters ascertained the underlying economic assumptions relied upon therein. In addition, this prospectus includes market share and industry data that we have prepared primarily based on our knowledge of the industry in which we operate. Statements as to our market position relative to our competitors are based on volume (by tons) for the year ended December 31, 2012, and unless otherwise noted, internal analysis and estimates may not have been verified by independent sources. Our estimates, in particular as they relate to market share and our general expectations, involve risks and uncertainties and are subject to change based on various factors, including those discussed in the section entitled “Risk Factors.”

All information regarding our market and industry is based on the latest data currently available to us, which in some cases may be several years old. In addition, some of the data and forecasts that we have obtained from industry publications and surveys and/or internal company sources are provided in foreign currencies.

BASIS OF PREPARATION

Unless the context indicates otherwise, when we refer to “we,” “our,” “us,” “Constellium” and “the Company” in this prospectus, we are referring to Constellium Holdco B.V. and its subsidiaries.

On January 4, 2011, Omega Holdco B.V., which later changed its name to Constellium Holdco B.V. (the “Successor”), acquired the Alcan Engineered Aluminum Products business unit (the “AEP Business” or the “Predecessor”) from affiliates of Rio Tinto (the “Acquisition”). The Predecessor’s financial information has been derived from the audited combined financial statements as of and for the year ended December 31, 2010 included elsewhere in this prospectus. The Predecessor’s financial information has been prepared on a carve-out basis from the accounting records of Rio Tinto to present the assets, liabilities, revenues and expenses of the combined AEP Business up to the date of the divestment. For more information regarding arrangements between Constellium and Rio Tinto regarding preparation of the financial statements, see “Certain Relationships and Related Party Transactions – Agreement Relating to 2009 and 2010 Financial Statements.”

The financial information of Constellium Holdco B.V. and its subsidiaries after the Acquisition has been derived from the audited consolidated financial statements as of and for the years ended December 31, 2011 and 2012 included elsewhere in this prospectus.

For comparison purposes, our results of operations for the years ended December 31, 2011 and 2012 are presented alongside the results of operations of the Predecessor for the years ended December 31, 2009 and 2010. However, it should be noted that the comparability of our Successor periods to the Predecessor periods are impacted by the application of purchase accounting and the fact that the Predecessor accounts were prepared on a carve-out basis. The financial position, results of operations and cash flows of the Predecessor do not necessarily reflect what our financial position or results of operations would have been if we had been operated as a standalone entity during the periods covered by the audited combined financial statements and are not indicative of our future results of operations and financial position.

As of December 30, 2011, we disposed of a number of entities in one of our operating segments, the specialty chemicals and raw materials supply chain services division, Alcan International Network (“AIN”). These operations have been classified as discontinued operations in the audited financial statements for the year ended December 31, 2011 and 2012 and also represented as discontinued operations in the audited combined financial statements for the year ended December 31, 2010. The assets and liabilities of AIN have not been presented as held for sale in the combined financial statements as of and for the year ended December 31, 2010 as AIN did not meet the criteria for such classification as of December 31, 2010.

TRADEMARKS

We have proprietary rights to trademarks used in this prospectus which are important to our business, many of which are registered under applicable intellectual property laws. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this prospectus is the property of its respective holder.

SUMMARY

The following summary highlights certain information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and consolidated financial statements included elsewhere in this prospectus. Because this is a summary, it may not contain all of the information that is important to you in making a decision to invest in our ordinary shares. Before making an investment decision, you should carefully read the entire prospectus, including the “Risk Factors” and “Important Information and Cautionary Statement Regarding Forward-Looking Statements” sections, our audited combined and consolidated financial statements and the notes to those statements.

Unless the context indicates otherwise, when we refer to “we,” “our,” “us,” “successor” and “the Company” for purposes of this prospectus, we are referring to Constellium Holdco B.V. and its consolidated subsidiaries.

On January 4, 2011, Omega Holdco B.V., which later changed its name to Constellium Holdco B.V., acquired the Alcan Engineered Aluminum Products business unit (the “AEP Business” or the “Predecessor”) from affiliates of Rio Tinto (the “Acquisition”). For comparison purposes, our results of operations for the years ended December 31, 2011 and 2012 are presented alongside the results of operations of the Predecessor for the year ended December 31, 2010. However, our Successor and Predecessor periods are not directly comparable due to the impact of the application of purchase accounting and the preparation of the Predecessor accounts on a carve-out basis. The financial position, results of operations and cash flows of the Predecessor do not necessarily reflect what our financial position or results of operations would have been if we had been operated as a stand-alone entity during the periods covered by the Predecessor financial statements and are not indicative of our future results of operations and financial position.

Management Adjusted EBITDA and Adjusted EBITDA are defined and discussed in footnotes (2) and (3) to the “Summary Consolidated Historical Financial Data.” Management Adjusted EBITDA is defined and discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators.” Adjusted EBITDA is defined and discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Covenant Compliance and Financial Ratios.”

The Company

Overview

We are a global leader in the design and manufacture of a broad range of innovative specialty rolled and extruded aluminum products, serving primarily the aerospace, packaging and automotive end-markets. We have a strategic footprint of manufacturing facilities located in the United States, Europe and China. Our business model is to add value by converting aluminum into semi-fabricated products. We believe we are the supplier of choice to numerous blue-chip customers for many value-added products with performance-critical applications. Our product portfolio commands higher margins as compared to less differentiated, more commoditized fabricated aluminum products, such as common alloy coils, paintstock, foilstock and soft alloys for construction and distribution.

We operate 26 production facilities, 10 administrative and commercial sites and one research and development (“R&D”) center and have approximately 8,845 employees. We believe our portfolio of flexible and integrated facilities is among the most technologically advanced in the industry. It is our view that our established presence in the United States and Europe and our growing presence in China strategically position us to service our global customer base. For example, based on information available to us as a market participant, we believe we are one of only two suppliers of aluminum products to the aerospace market with facilities in both the United States and Europe. We believe this gives us a key competitive advantage in servicing the needs of our aerospace customers, including Airbus S.A.S. and The Boeing Company. We believe our well-invested facilities combined with more than 50 years of manufacturing experience, quality and innovation and pre-eminent R&D capabilities have put us in a leadership position in our core markets.

We seek to sell to end-markets that have attractive characteristics for aluminum, including (i) higher margin products, (ii) stability through economic cycles and (iii) favorable growth fundamentals, such as customer order backlogs in aerospace and substitution trends in automotive and European can sheet. We are the leading supplier of plates, the leading European supplier of can body stock and a leading global supplier of automotive structures. This has enabled us to develop a stable and diversified leading global supplier of aerospace customer base and to enjoy long-standing relationships with our largest customers. Our relationships with our top 20 customers average over 25 years, with more than 30% of our 2012 volumes governed by contracts valid until 2015 or later. Our customer base includes market leading firms in aerospace, packaging, and automotive including Airbus, Boeing, Rexam PLC, Ball Corporation, Crown Holdings, Inc., and several premium automotive original equipment manufacturers, or OEMs, including BMW AG, Mercedes-Benz and Volkswagen AG. We believe that we are a “mission critical” supplier to many of our customers due to our technological and R&D capabilities as well as the lengthy and complex qualification process required for many of our products. Our core products require close collaboration and, in many instances, joint development with our customers.

For the years ended December 31, 2012, 2011 and 2010, we shipped approximately 1,033 kt, 1,058 kt and 972 kt of finished products, generated revenues of €3,610 million, €3,556 million and €2,957 million, generated profits of €134 million and incurred losses of €174 million and €207 million for the periods respectively, and generated Adjusted EBITDA of €228 million, €160 million and €48 million, respectively. The financial performance for the year ended December 31, 2012 represented a 2% decrease in shipments, a 2% increase in revenues and a 43% increase in Adjusted EBITDA from the prior year. Please see the reconciliation of Adjusted EBITDA in “Management’s Discussion and Analysis—Management Adjusted EBITDA Reconciliation” and footnote (3) to “Summary Consolidated Historical Financial Data.”

Our Operating Segments

Our business is organized into three operating segments: (i) Aerospace & Transportation, (ii) Packaging & Automotive Rolled Products, and (iii) Automotive Structures & Industry.

The following charts present our revenues by operating segment and geography for the year ended December 31, 2012:

[1]	Revenue by geographic zone is based on the destination of the shipment.

Aerospace & Transportation Operating Segment (“A&T”)

Our Aerospace & Transportation operating segment has market leadership positions in technologically advanced aluminum and specialty materials products with wide applications across the global aerospace, defense, transportation, and industrial sectors. We offer a wide range of products including plate, sheet, extrusions and precision casting products which allows us to offer tailored solutions to our customers. We seek to differentiate our products and act as a key partner to our customers through our broad product range, advanced R&D capabilities, extensive recycling capabilities and portfolio of plants with an extensive range of capabilities across North America and Europe. In order to reinforce the competitiveness of our metal solutions, we design our processes and alloys with a view to optimizing our customers’ operations and costs. This includes offering services such as customizing alloys to our customers’ processing requirements, processing short lead time orders and providing vendor managed inventories or tolling arrangements. The Aerospace & Transportation operating segment accounted for 33% of our revenues and 45% of Management Adjusted EBITDA for the year ended December 31, 2012.

Eight of our manufacturing facilities produce products that are sold via our Aerospace & Transportation operating segment. Our aerospace plate manufacturing facilities in Ravenswood (West Virginia, United States), Issoire (France) and Sierre (Switzerland) offer the full spectrum of plate required by the aerospace industries (alloys, temper, dimensions, pre-machined) and have unique capabilities such as producing some wide and very high gauge plates required for some aerospace programs (civil & commercial). Sierre is in the process of becoming a new qualified aerospace heat treat plate mill. A step in this process was successfully achieved with the agreement in February 2013 by one of the largest commercial aircraft manufacturers to authorize Sierre to become a rolling and heat treat subcontractor of Issoire. We expect Sierre to become a fully qualified source for aerospace plate in 2015.

Downstream aluminum products for the aerospace market require relatively high levels of R&D investment and advanced technological capabilities, and therefore tend to command higher margins compared to more commoditized products. We work in close collaboration with our customers to develop highly engineered solutions to fulfill their specific requirements. For example, we developed AIRWARE®, a lightweight specialty aluminum-lithium alloy, for our aerospace customers to address demand for lighter and more environmentally sound aircraft; it combines optimized density, corrosion resistance and strength in order to achieve up to 25% weight reduction compared to other aluminum products and significantly higher corrosion and fatigue resistance than equivalent composite products. In addition, unlike composite products, any scrap produced in the AIRWARE® manufacturing process can be fully recycled, which reduces production costs. Since the opening of our AIRWARE® casthouse in Issoire, we are the first company to commercialize and produce AIRWARE® on an industrial scale, and the material is currently being used on a number of major aircraft models, including the newest Airbus A350 XWB aircraft, the fuselage of Bombardier’s single-aisle twinjet C-Series short-haul planes, the Airbus A380 and the Boeing 787 Dreamliner. Our customer base includes Airbus, Boeing, Embraer, Dassault, Bombardier and Lockheed Martin.

Aerospace products are typically subject to long qualification, development and supply lead times and the majority of our contracts with our largest aerospace customers have a term of five years or longer, which provides excellent volume and profitability visibility. In addition, demand for our aerospace products typically correlates directly with aircraft backlogs and build rates. As of January 2013, the backlog reported by Airbus and Boeing for commercial aircraft reached 9,104 units on a combined basis, representing approximately eight years of production at current build rates.

The following table summarizes our volume, revenues, Management Adjusted EBITDA and Adjusted EBITDA for our Aerospace & Transportation operating segment for the periods presented:

	Predecessor for the year ended December 31,	Successor for the year ended December 31,
(€ in millions, unless otherwise noted)	2010	2011	2012
		(unaudited)
Aerospace & Transportation:
Segment Revenues	810	1,016	1,182
Segment Shipments (kt)	195	216	224
Segment Revenues (€/ton)	4,154	4,704	5,278
Segment Management Adjusted EBITDA(1)	35	26	92
Segment Management Adjusted EBITDA (€/ton)	179	120	411
Segment Management Adjusted EBITDA margin (%)(2)	4%	3%	8%
Segment Adjusted EBITDA(3)	36	41	105

(1)	Management Adjusted EBITDA is not a measure defined under IFRS. Please see the reconciliation in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators” and also in footnote (2) to “Summary Consolidated Historical Financial Data.”
(2)	Management Adjusted EBITDA margin (%) is not a measure defined under IFRS. Management Adjusted EBITDA margin (%) is defined as Management Adjusted EBITDA as a percentage of Segment Revenue.
(3)	Adjusted EBITDA is not a measure defined under IFRS. Adjusted EBITDA is defined and discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Management Adjusted EBITDA Reconciliation.” Please see the reconciliation in that section and in footnote (3) to “Summary Consolidated Historical Financial Data.”

Packaging & Automotive Rolled Products Operating Segment (“P&ARP”)

In our Packaging & Automotive Rolled Products operating segment, we produce and develop customized aluminum sheet and coil solutions. Approximately 79% of operating segment volume for the year ended December 31, 2012 was in packaging applications, which primarily include beverage and food can stock, as well as closure stock and foil stock. The remaining 21% of operating segment volume for that period was in automotive and customized solutions, which include technologically advanced products for the automotive and industrial sectors. Our Packaging & Automotive Rolled Products operating segment accounted for 43% of revenues and 39% of Management Adjusted EBITDA for the year ended December 31, 2012.

We are the leading European supplier of can body stock and the leading worldwide supplier of closure stock. We are also a major European player in automotive rolled products for Auto Body Sheet (the structural framework of a car) and heat exchangers. We have a diverse customer base, consisting of many of the world’s largest beverage and food can manufacturers, specialty packaging producers, leading automotive firms and global industrial companies. Our customer base includes Rexam PLC, Audi AG, Daimler AG, Peugeot S.A., Ball Corporation, Can-Pack S.A., Crown Holdings, Inc., Alanod GmbH & Co. KG, Ardagh Group S.A., Amcor Ltd. and ThyssenKrupp AG.

We have two integrated rolling operations located in Europe’s industrial heartland. Neuf-Brisach, our facility on the border of France and Germany, is, in our view, a uniquely integrated aluminum rolling and finishing facility. Singen, located in Germany, is specialized in high-margin niche applications and has an integrated hot/cold rolling line and high-grade cold mills with special surfaces capabilities that facilitate unique metallurgy and lower production costs. We believe Singen has enhanced our reputation in many product areas, most notably in the area of functional high-gloss surfaces for the automotive, lighting, solar and cosmetic industries, other decorative applications, closure stock, paintstock and foilstock.

Our Packaging & Automotive Rolled Products operating segment has historically been relatively resilient during periods of economic downturn and has had relatively limited exposure to economic cycles and periods of financial instability. According to CRU, during the 2008-2009 economic crisis, can stock volumes decreased by 10% in 2009 versus 2007 levels as compared to a 24% decline for flat rolled aluminum products volumes in aggregate during the same period. This demonstrates that demand for beverage cans tends to be less correlated with general economic cycles. In addition, we believe European can body stock has an attractive long-term growth outlook due to the following trends: (i) end-market growth in beer, soft drinks and energy drinks, (ii) increasing use of cans versus glass in the beer market, (iii) increasing use of aluminum in can body stock in the European market, at the expense of steel, and (iv) increasing consumption in eastern Europe linked to purchasing power growth.

The following table summarizes our volume, revenues, Management Adjusted EBITDA and Adjusted EBITDA for our Packaging & Automotive Rolled Products operating segment for the periods presented:

	Predecessor for the year ended December 31,	Successor for the year ended December 31,
(€ in millions, unless otherwise noted)	2010	2011	2012
		(unaudited)
Packaging & Automotive Rolled Products:
Segment Revenues	1,373	1,625	1,554
Segment Shipments (kt)	588	621	606
Segment Revenues (€/ton)	2,335	2,617	2,564
Segment Management Adjusted EBITDA(1)	74	63	80
Segment Management Adjusted EBITDA (€/ton)	126	101	132
Segment Management Adjusted EBITDA margin (%)(2)	5%	4%	5%
Segment Adjusted EBITDA(3)	46	95	92

(1)	Management Adjusted EBITDA is not a measure defined under IFRS. Please see the reconciliation in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators” and also in footnote (2) to “Summary Consolidated Historical Financial Data.”
(2)	Management Adjusted EBITDA margin (%) is not a measure defined under IFRS. Management Adjusted EBITDA margin (%) is defined as Management Adjusted EBITDA as a percentage of Segment Revenue.
(3)	Adjusted EBITDA is not a measure defined under IFRS. Adjusted EBITDA is defined and discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Management Adjusted EBITDA Reconciliation.” Please see the reconciliation in that section and in footnote (3) to “Summary Consolidated Historical Financial Data.”

Automotive Structures & Industry Operating Segment (“AS&I”)

Our Automotive Structures & Industry operating segment produces (i) technologically advanced structures for the automotive industry including crash management systems, side impact beams and cockpit carriers and (ii) soft and hard alloy extrusions and large profiles for automotive, rail, road, energy, building and industrial applications. We complement our products with a comprehensive offering of downstream technology and services, which include pre-machining, surface treatment, R&D and technical support services. Our Automotive Structures & Industry operating segment accounted for 24% of revenues and 20% of Management Adjusted EBITDA for the year ended December 31, 2012.

We believe that we are the second largest provider of automotive structures in the world and the leading supplier of hard alloys and large profiles for industrial and other transportation markets in Europe. We manufacture automotive structures products for some of the largest European and North American car manufacturers supplying a global market, including Daimler AG, BMW AG, Audi AG, Chrysler Group LLC and Ford Motor Co. We also have a strong presence in soft alloys in France and Germany, with customized solutions for a diversity of end-markets.

Eighteen of our manufacturing facilities, located in Germany, the United States, the Czech Republic, Slovakia, France, Switzerland and China, produce products sold in our Automotive Structures & Industry operating segment. We believe our local presence, downstream services and industry leading cycle times help to ensure that we respond to our customer demands in a timely and consistent fashion. Our two integrated remelt and casting centers in Switzerland and the Czech Republic both provide security of metal supply and contribute to our recycling efforts.

The following table summarizes our volume, revenues, Management Adjusted EBITDA and Segment Adjusted EBITDA for our Automotive Structures & Industry operating segment for the periods presented:

	Predecessor for the year ended December 31,	Successor for the year ended December 31,
(€ in millions, unless otherwise noted)	2010	2011	2012
		(unaudited)
Automotive Structures & Industry:
Segment Revenues	754	910	861
Segment Shipments (kt)	212	219	206
Segment Revenues (€/ton)	3,557	4,155	4,180
Segment Management Adjusted EBITDA(1)	(4)	20	40
Segment Management Adjusted EBITDA (€/ton)	(19)	91	194
Segment Management Adjusted EBITDA margin (%)(2)	(1% )	2%	5%
Segment Adjusted EBITDA(3)	(11)	37	46

(1)	Management Adjusted EBITDA is not a measure defined under IFRS. Please see the reconciliation in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators” and also in footnote (2) to “Summary Consolidated Historical Financial Data.”
(2)	Management Adjusted EBITDA margin (%) is not a measure defined under IFRS. Management Adjusted EBITDA margin (%) is defined as Management Adjusted EBITDA as a percentage of Segment Revenue.
(3)	Adjusted EBITDA is not a measure defined under IFRS. Adjusted EBITDA is defined and discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Management Adjusted EBITDA Reconciliation.” Please see the reconciliation in that section and in footnote (3) to “Summary Consolidated Historical Financial Data.”

Holdings and Corporate

Our holdings and corporate segment includes the net cost of our head offices in Schiphol-Rijk, the Netherlands, our treasury center in Zurich and our corporate support services functions in Paris. Our holdings and corporate segment accounted for 0% of revenues, (4%) of Management Adjusted EBITDA and (7%) of Adjusted EBITDA for the year ended December 31, 2012. Our Management Adjusted EBITDA and Adjusted EBITDA is defined and discussed in “Management’s Discussion and Analysis of Financial Condition and Results of operations—Key Performance Indicators—Management Adjusted EBITDA” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Management Adjusted EBITDA Reconciliation,” respectively.

Voreppe Research & Development Center

Voreppe is our dedicated R&D center in Grenoble, France and employs approximately 85 scientists and 87 technicians. Voreppe uses its full-scale facilities, which include a pilot casthouse that enables process and alloy development on an industrial scale, and external links with several universities and other research facilities to develop new solutions and meet customers’ needs. Our scientists and technicians are active in the development of aluminum product metallurgy and casting, rolling and extrusion technologies. Voreppe’s proven track record includes development of an intellectual property portfolio with approximately 865 active patents organized into over 150 patent families.

We believe that a major factor in our R&D success has been the close interaction with key customers in our most technically demanding markets at the early stages of the development and innovation process. This collaborative effort with long-term customers has led to the in-house development of advanced alloys and solutions that have applications for products sold to multiple end-markets. This collaboration often takes the form of formal partnership or co-development arrangements or the formation of joint teams with our customers.

An example of such a development is our Surfalex® alloy, which was developed for the demanding specifications of the auto body market. We believe the alloy’s superior surface appearance combined with high mechanical resistance level and optimized formability make it an alloy of choice for this sector. This alloy is already used at premium OEM’s like Audi, Porsche and Daimler.

Our Industry

The specialty metals industry is comprised of producers of a variety of high performance metals and semi-fabricated products manufactured from those metals, which include stainless steel and titanium in addition to aluminum. We also compete with producers of other materials that can be used in our target end markets, such as composites in aerospace or copper in certain automotive applications, as well as traditional carbon steel in automotive and packaging. Aluminum is lightweight, has a high strength-to-weight ratio and is resistant to corrosion. It compares favorably to several alternative materials, such as steel, in these respects. Aluminum is also unique in the respect that it can also be recycled repeatedly without any material decline in performance or quality. The recycling of aluminum delivers energy and capital investment savings relative to the cost of producing both primary aluminum and many other competing materials. Due to these qualities, the penetration of aluminum into a wide variety of applications continues to increase. We believe that long-term growth in aluminum consumption generally, and demand for those products we produce specifically, will be supported by factors that include growing populations, continued urbanization in emerging markets and increasing focus globally on sustainability and environmental issues. Aluminum is increasingly seen as the material of choice in a number of applications, including aerospace, packaging and automotive.

The following charts illustrate expected global demand for aluminum extruded and rolled products. The expected growth through 2017 for the extruded products market and the flat rolled products market is 6.2% and 5.5%, respectively.

Projected Aluminum Demand 2012-2017 (in thousand metric tons)

The global aluminum industry consists of (i) mining companies that produce bauxite, the ore from which aluminum is ultimately derived, (ii) primary aluminum producers that refine bauxite into alumina and smelt alumina into aluminum, (iii) aluminum semi-fabricated products manufacturers, including aluminum casters, recyclers, extruders and flat rolled products producers (such as Constellium) and (iv) integrated companies that are present across multiple stages of the aluminum production chain.

The price of aluminum, quoted on the London Metal Exchange (which we refer to in this prospectus as “LME”), is subject to global supply and demand dynamics and moves independently of the costs of many of its inputs. Producers of primary aluminum have limited ability to manage the volatility of aluminum prices and can experience a high degree of volatility in their cash flows and profitability. We do not smelt aluminum, nor do we participate in other upstream activities such as mining or refining bauxite. We recycle aluminum, both for our own use and as a service to our customers.

Rolled and extruded aluminum product prices are generally based on price of metal plus a conversion fee (i.e., the cost incurred to convert the aluminum into its semi-finished product). The price of aluminum is not a significant driver of our financial performance, in contrast to the more direct relationship of the price of aluminum to the financial performance of primary aluminum producers. Instead, the financial performance of producers of rolled and extruded aluminum products, such as Constellium, is driven by the dynamics in the end markets that they serve, their relative positioning in those markets and the efficiency of their industrial operations.

Our Competitive Strengths

We believe that the following competitive strengths differentiate our business and will allow us to maintain and build upon our strong industry position:

Leading positions in each of our attractive and complementary end-markets

In our core industries—aerospace, packaging and automotive—we have market leading positions and established relationships with many of the main manufacturers. Within these attractive and diverse end-markets, we are particularly focused on product lines that require expertise, advanced R&D, and technology capabilities to produce. The drivers of demand in our core industries are varied and largely unrelated to one another.

We are the largest supplier globally of aerospace plates. We believe that our ability to fulfill the technical, R&D and quality requirements needed to supply the aerospace market gives us a significant competitive advantage. In addition, based on our knowledge as a market participant, we are one of only two suppliers of aerospace plate to have qualified facilities on two continents, which enables us to more effectively supply both Airbus and Boeing. We have sought to develop our strategic platform by making significant investments to increase our capacity and improve our capabilities and to develop our proprietary AIRWARE® material solution. We believe we are well-positioned to benefit from strong demand in the aerospace sector, as demonstrated by the currently high backlogs for Boeing and Airbus that are driven by increased global demand for air travel, especially in Asia.

We are the largest supplier of European can body stock by volume with approximately 36% of the market and, in our view, we have benefited from our strong relationships with the leading European can manufacturers, our recycling capabilities and our fully integrated Neuf-Brisach facility, which has full production capabilities ranging from recycling and casting to rolling and finishing. As the leader in the European market, we believe that we are well-positioned to benefit from the ongoing trend of steel being replaced by aluminum as the material of choice for can sheet. Packaging provides a stable cash flow stream through the economic cycle that can be used to invest in attractive opportunities in the aerospace and automotive industries to drive longer term growth.

In automotive, we believe our leading positions in the supply of aluminum products are due to our advanced design capabilities, efficient production systems and established relationships with leading automotive OEMs. This includes being the second largest global supplier of auto crash management systems by volume. We expect that E.U. and U.S. regulations requiring reductions in carbon emissions and fuel efficiency, as well as relatively high fuel prices, will continue to drive aluminum demand in the automotive industry. Whereas growth in aluminum use in vehicles has historically been driven by increased use of aluminum castings, we anticipate that future growth will be primarily in the kinds of extruded and rolled products that we supply to the OEMs.

In addition, we hold market leading positions in a number of other attractive product lines.

(a)	CRU International Limited, based on data regarding the year ended 2011
(b)	Based on Company internal market analysis
*	Based on volumes

Advanced R&D and technological capabilities

We have made substantial investments to develop unique R&D and technological capabilities, which we believe give us a competitive advantage as a supplier of the high value-added, specialty products on which we focus and which make up the majority of our product portfolio. In particular, our R&D facility in Voreppe, France has given us a leading position in the development of proprietary next-generation specialty alloys, as evidenced by our robust intellectual property portfolio. We use our technological capabilities to develop tailored products in close partnerships with our customers, with the aim of building long-term and synergistic relationships.

One of our hallmark R&D achievements was the recent development of AIRWARE®, a lightweight specialty aluminum-lithium alloy developed for our aerospace customers to enable them to reduce fuel consumption and costs. AIRWARE® was developed for certain customers using our pilot cast-house in Voreppe, and following a substantial capital expenditure investment, is now being produced on an industrial scale in our aerospace facility in Issoire, France. AIRWARE® combines optimized density, corrosion resistance and strength in order to achieve up to 25% weight reduction compared to other aluminum products and significantly higher corrosion and fatigue resistance than equivalent composite products. This technology drives incremental margin compared to tradition aluminum alloys.

Global network of efficient facilities with a broad range of capabilities operated by a highly skilled workforce

We operate a network of strategically located facilities that we believe allows us to compete effectively in our selected end-markets across numerous geographies. With an estimated replacement value of over €6 billion, our facilities have enabled us to reliably produce a broad range of high-quality products. They are operated by a highly skilled workforce with decades of accumulated operational experience. We believe this collective knowledge base would be very difficult to replicate and is a key contributing factor to our ability to produce consistently high-quality products.

Our six key production sites feature industry-leading manufacturing capabilities with required industry qualifications that are, in our view, difficult for market outsiders to accomplish. For example, we believe that Neuf-Brisach is the most integrated downstream aluminum production facility in Europe, with capabilities spanning the recycling, casting, rolling and finishing phases of production. Our Issoire, France and Ravenswood, West Virginia, United States plants have unique capabilities for producing the specialized wide and very high gauge plates required for the aerospace sector. We spent €20 million in the two-year period ended December 31, 2012 at Ravenswood, mainly to complete significant equipment upgrades, including a hot mill and new stretcher that we believe is the most powerful stretcher in our industry. Additionally, our network of small extrusion and automotive structures plants enables us to serve many of our customers on a localized basis, allowing us to more rapidly meet demand through close proximity. We believe our portfolio of facilities provides us with a strong platform to retain and grow our global customer base.

Long-standing relationships with a diversified and blue-chip customer base

Our customer base includes some of the largest manufacturers in the aerospace, packaging and automotive end-markets. We believe that our ability to produce tailored, high value-added products fosters longer-term and synergistic relationships with this blue-chip customer base. We regard our relationships with our customers as partnerships in which we work together to utilize our unique R&D and technological capabilities to develop customized solutions to meet evolving requirements. This includes developing products together through long-term R&D partnerships. In addition, we collaborate with our customers to complete a rigorous process for qualifying our products, which requires substantial time and investment and creates high switching costs.

We have a relatively diverse customer base with our 10 largest customers representing approximately 43% of our revenues and approximately 48% of our volumes for the year ended December 31, 2012. The average length of our relationships with our top 20 customers exceeds 25 years, and in some cases goes back as far as 40 years, particularly with our aerospace and packaging customers. Most of our major aerospace, packaging and automotive customers have multi-year contracts with us (i.e., contracts with terms of three to five years), making us critical partners to our customers. As a result, more than 80% of our volumes for 2013 are contracted or agreed with our customers, and we estimate that approximately 50% of our 2012 volumes are generated under multi-year contracts, with more than 30% of 2012 volumes governed by contracts valid until 2015 or later. In addition, more than 70% of our packaging volumes are contracted through 2014. We believe this provides us with stability and significant visibility into our future volumes and earnings.

Stable business model that delivers robust free cash flow across the cycle

There are several ways in which our business model is designed to produce stable and consistent cash flows and profitability. For example, we seek to limit our exposure to commodity metal price volatility primarily by utilizing pass-through mechanisms or contractual arrangements and financial derivatives.

Our business also features relatively countercyclical cash flows. During an economic downturn, lower demand causes our sales volumes to decrease, which results in a corresponding reduction in our inventory purchases and a reduction in our working capital requirements. As a result, operating cash flows become positive. We believe this helps to drive robust free cash flow across cycles and provides significant downside protection for our liquidity position in the event of a downturn. For example, in 2009 during the last prolonged downturn in demand, our volumes declined from 1,058 kt to 868 kt. This decline resulted in a €276 million reduction of our total working capital, mainly driven by inventory purchases reductions of €213 million and a positive operating cash flow from continuing operations of €181 million.

In addition, we have a significant presence in what have proved to be relatively stable, recession-resilient end-markets with 47% of volumes in the year ended December 31, 2012 sold into the can sheet and packaging end-markets, and 9% of volumes in that period sold into the aerospace end-market, which is driven by global demand trends rather than regional trends. Our automotive products are predominantly used in premium models manufactured by the German OEMs, which are not as dependent on the European economy and continue to benefit from rising demand in developing economies, particularly China.

We are also focused on optimizing the cost efficiency of our operations. In 2010, we implemented a rigorous continuous improvement program with the annual goal of outperforming inflation in our non-metal cost base (labor, energy, maintenance) and lowering our breakeven level. As a result of this program, we reduced our costs by €49 million in 2010, €67 million in 2011 and €57 million in 2012.

Strong and experienced management team

We have a strong and experienced management team led by Pierre Vareille, our Chief Executive Officer, who has more than 30 years of experience in the manufacturing industry and a successful track record of leading global manufacturing companies, particularly in the domain of metal transformation for industries such as aerospace and automotive. Both Mr. Vareille and our Chief Financial Officer, Didier Fontaine, have previously been involved in the management of public companies. Our executive officers and other key members of our management team have an average of more than 15 years of relevant industry experience. Our team has expertise across the commercial, technical and management aspects of our business and industry, which provides for strong customer service, rigorous quality and cost controls, and focus on health, safety and environmental improvements. Our board of directors includes current and former executives of Alcan, Rio Tinto, Bosch, Kaiser Aluminum and automotive suppliers such as Faurecia, who bring extensive experience in operations, finance, governance and corporate strategy.

Our Business Strategies

Our objective is to expand our leading position as a supplier of high value-added, technologically advanced products in which we believe that we have a competitive advantage. Our strategy to achieve this objective has three pillars: (i) selective participation, (ii) global leadership position and (iii) best-in-class efficiency and operational performance.

Selective Participation

Continue to target investment in high-return opportunities in our core markets (aerospace, packaging and automotive), with the goal of driving growth and profitability

We are focused on our three strategic end-markets—aerospace, packaging and automotive—which we believe have attractive growth prospects for aluminum. These are also markets where we believe that we can differentiate ourselves through our high value-added products, our strong customer relationships and our R&D and technological capabilities. Our capital expenditures and R&D spend are focused on these three strategic end-markets and are made in response to specific volume requirements from long-term customer contracts, which ensures relatively short payback periods and good visibility into return on investment. Examples of this focused approach include a new casthouse at Issoire to support growing demand for AIRWARE®, a new state-of-the-art press at Singen to increase capacity for automotive extrusions and a heat treatment and conversion line at Neuf-Brisach to serve growing demand for aluminum automotive sheet.

As part of our focus on our core end-markets and our strategy to improve our profitability, we also consider potential divestitures of non-strategic businesses. For example, we divested the vast majority of our Alcan International Network (“AIN”) specialty chemicals and raw materials supply chain services division in 2011 to CellMark AB. In each of 2011 and 2012, the discontinued operations of our AIN business generated losses of €8 million.

Focus on higher margin, technologically advanced products that facilitate long-term relationships as a “mission critical” supplier to our customers

Our product portfolio is predominantly focused on high value-added products, which we believe we are particularly well-suited to developing and manufacturing for our customers. These products tend to require close collaboration with our customers to develop tailored solutions, as well as significant effort and investment to adhere to rigorous qualification procedures, which enables us to foster long-term relationships with our customers. Our products typically command higher margins than more commoditized products, and are supplied to end-markets that we believe have highly attractive characteristics and long-term growth trends.

Global Leadership Position

Continue to differentiate our products, with the goal of maintaining our leading market positions and remaining a supplier of choice to our customers

We aim to deepen our ties with our customers by consistently providing best-in-class quality, market leading supply chain integration, joint product development projects, customer technical support and scrap and recycling solutions. We believe that our product offering is differentiated by our market leading R&D capabilities. Our key R&D programs are focused on high growth and high margin areas such as specialty material solutions, next generation alloys and sustainable engineered solutions / manufacturing technologies. Recent examples of market leading breakthroughs include our AIRWARE® lithium alloy technology and our Solar Surface® Selfclean, a coating solution used in the solar industry which provides additional performance and functionality of the aluminum by chemically breaking down dirt and contaminants in contact with the surface.

Build a global footprint with a focus on expansion in Asia, particularly in China, and work to gain scale through acquisitions in Europe and the United States

We intend to selectively expand our global operations where we see opportunities to enhance our manufacturing capabilities, grow with current customers and gain new customers, or penetrate higher-growth regions. We believe disciplined expansion focused on these objectives will allow us to achieve attractive returns for our shareholders. In line with these principles, our recent expansions include:

•	the formation of a joint venture in China, Engley Automotive Structures Co., Ltd., which is currently producing aluminum crash-management systems in Changchun and Kunshan, China; and

•	the successful expansion of our Constellium Automotive USA, LLC plant, located in Novi, Michigan, which is producing highly innovative crash-management systems for the automotive market.

Best-in-Class Performance

Contain our fixed costs and offset inflation with increased productivity

We have been executing an extensive cost savings program focusing on selling, general and administrative expenses (“SG&A”), conversion costs and purchasing. In 2010, 2011 and 2012, we realized a structural realignment of our cost structure and achieved annual costs savings of €49, €67, and €57 million, respectively. This represents approximately 4% of our estimated addressable cost base in 2012 (i.e., excluding raw material cost). These savings are split between operating expenses (48%), SG&A savings (21%) and procurement savings (31%). This program was designed to right-size our cost structure, increase our profitability and provide a competitive advantage against our peers. Our cost savings program will continue to be a priority as we focus on optimizing our cost base and offsetting inflation.

Establish best-in-class operations through Lean manufacturing

We believe that there are significant opportunities to improve our services and quality and to reduce our manufacturing costs by implementing Lean manufacturing initiatives. “Lean manufacturing” is a production practice that improves efficiency of operations by identifying and removing tasks and process steps that do not contribute to value creation for the end customer. We continually evaluate debottlenecking opportunities globally through modifications of, and investments in, existing equipment and processes. We aim to establish best-in-class operations and achieve cost reductions by standardizing manufacturing processes and the associated upstream and downstream production elements where possible, while still allowing the flexibility to respond to local market demands and volatility.

To focus our efforts, we have launched a Lean manufacturing program that is designed to improve the flow of value to customers by eliminating waste in both processes and resources. We measure operational success of this program in five key areas: (i) safety, (ii) quality, (iii) working capital, (iv) delivery performance and (v) innovation.

Our Lean manufacturing program is overseen by a dedicated team, headed by Yves Mérel. Mr. Mérel reports directly to our Chief Executive Officer, Pierre Vareille. Mr. Vareille and Mr. Mérel have long track records of successfully implementing Lean manufacturing programs at other companies they have managed in the past.

Recent Developments

Expected Results

We are currently in the process of finalizing our financial results for the three months ended March 31, 2013. Based on preliminary unaudited information for the three months ended March 31, 2013, our total shipment volumes are expected to be approximately 260 kt in comparison to 265 kt in the three months ended March 31, 2012, an expected decrease of 2%. We believe that our revenues will be approximately €906 million to €915 million. This represents a decrease of 3% and 2%, respectively, when compared to €935 million for the three months ended March 31, 2012. We have seen growth in our A&T business of 3% of sales volumes although lower volumes, mainly in our soft alloys and our AS&I segments, and declining LME prices, which are passed through to our customers, have impacted our group revenues. We expect our net income (loss) for the three months ended March 31, 2013 will be in the range of €(4) million to €1 million, in comparison to €56 million for the three months ended March 31, 2012, primarily as a result of higher financing costs due to the accelerated amortization of fees following the March refinancing and unrealized losses on derivatives held at fair value.

Management Adjusted EBITDA for the three months ended March 31, 2013 is expected be in the range of €65 million to €70 million, and Adjusted EBITDA is expected to be in the range of €70 million to €75 million. This represents an increase in Management Adjusted EBITDA of 12% to 21% from €58 million for the three months ended March 31, 2012 and an increase in Adjusted EBITDA of 15% to 23% from €61 million for the three months ended March 31, 2012. These increases in the three months ended March 31, 2013 reflect a stronger mix of products, particularly driven by aerospace and the continuing benefits from our cost and productivity improvements achieved at our major manufacturing locations throughout 2012 and 2013. Our packaging business has also performed well in the first quarter of 2013. Although Adjusted EBITDA showed a significant period on period increase, net income for the three months ended March 31, 2013 is lower than the first quarter of 2012 due to the accelerated amortization of financing fees and unrealized losses on derivatives held at fair value.

Our revenue for the last twelve months ended March 31, 2013 is expected to be approximately €3,581 to €3,590 million, a decrease of 1% in comparison to our revenues for the year ended December 31, 2012 of €3,610 million. Management Adjusted EBITDA and Adjusted EBITDA are expected to be approximately €210 million to €215 million and €237 million to €242 million, respectively, for the last twelve months ended March 31, 2013. Therefore our results for the last twelve months ended March 31, 2013 for both measures are expected to increase 3% to 6% in comparison to our year ended December 31, 2012 Management Adjusted EBITDA of €203 million and 4% to 6% in comparison to our year ended December 31, 2012 Adjusted EBITDA of €228 million. Net income from continuing operations for the last twelve months ended March 31, 2013 is expected to be in the range of €82 million and €87 million.

We expect our net debt as at March 31, 2013 to be approximately €219 million (net of €10 million of unamortized financing costs) in comparison to net debt as at December 31, 2012 of €16 million (net of €13 million of unamortized financing costs). This movement reflects the new financing in the quarter. Pro forma for the pending payment of an approximately €147 million distribution to our shareholders in connection with the term loan refinancing discussed below, we expect our net debt as at March 31, 2013 to be approximately €366 million (net of €10 million of unamortized financing costs).

The following table reconciles our estimated profit or loss for the period to our Management Adjusted EBITDA and Adjusted EBITDA:

	Three months ended March 31,
	Q1 2013		Q1 2012	LTM ended March 31, 2013
(€ in millions unless otherwise stated) (unaudited)	Low	High		Low	High
Net Income/(loss) for the year from continuing operations	(4)	1	56	82	87
Finance costs—net	25	25	9	76	76
Income tax	5	5	23	29	29
Share of loss from joint ventures	—	—	—	5	5
Depreciation and amortization	4	4	1	17	17
Restructuring costs	2	2	1	26	26
Expenses related to the acquisition and separation costs	—	—	1	2	2
Unrealized (gains)/losses on derivatives at fair value and exchange gains from the remeasurement of monetary assets and liabilities	33	33	(41)	14	14
Pension settlement and amendment	—	—	8	(48)	(48)
Ravenswood CBA renegotiation	—	—	—	7	7

Management Adjusted EBITDA	65	70	58	210	215
Favorable metal price lag	2	2	1	17	17
Apollo management fee	2	2	1	4	4
Exceptional employee bonuses in relation to cost savings and turnaround plans	1	1	1	2	2
Other	—	—	—	4	4

Adjusted EBITDA	70	75	61	237	242

Management Adjusted EBITDA and Adjusted EBITDA are not measures defined by IFRS. For definitions of Management Adjusted EBITDA and Adjusted EBITDA and the reasons why management believes the inclusion of such measures is useful to provide additional information to investors about our performance, see footnotes (2) and (3) of “Summary Consolidated Historical Financial Data.”

We have provided a range for our preliminary results described above because our financial closing procedures for the three months ended March 31, 2013 are not yet complete. We currently expect that our final results will be within the range described above. However, these estimates are preliminary and represent the most current information available to management as of the date of this prospectus. Therefore, it is possible that our actual results may differ materially from these estimates due to the completion of our financial closing procedures, final adjustments and other developments which may arise between now and the time our financial results for the three months ended March 31, 2013 are finalized.

Accordingly, you should not place undue reliance on these preliminary estimates. The preliminary unaudited financial data for the three months ended March 31, 2013 included in this Prospectus have been prepared by, and are the responsibility of, our management and have not been reviewed or audited or subject to any other procedures by our independent registered public accounting firm. Accordingly, our independent registered public accounting firm does not express an opinion or any other form of assurance with respect to the preliminary unaudited financial data.

New Term Loan, Application of Term Loan Proceeds and Issuance of Preference Shares

On March 25, 2013, we entered into a new term loan facility consisting of a $360 million U.S. dollar-denominated tranche and a €75 million Euro-denominated tranche the (Term Loan). See “Description of Certain Indebtedness.” The proceeds of the Term Loan were primarily intended for anticipated future distributions and divided payments to our stockholders of €250 million, and also used for general corporate purposes and to repay our existing six-year floating rate term loan facility (the “Original Term Loan”).

On March 28, 2013, we made a distribution of share premium to our Class A and Class B1 shareholders of approximately €103 million (with an additional distribution to our class B2 shareholders of €392,000 to follow prior to the completion of this offering).

Our board of directors further approved a distribution of profits of an additional approximately €147 million to our existing Class A, Class B1 and Class B2 shareholders. Due to certain European tax and accounting restrictions, however, we do not anticipate paying such additional distribution to our existing shareholders until after the completion of this offering. Consequentially, in order to facilitate the payment of such distribution, we have issued preference shares to our existing Class A, Class B1 and Class B2 shareholders. These preference shares entitle their holders to receive distributions in priority to ordinary shareholders in the aggregate amount of approximately €147 million in proportion to the percentage ownership of our existing shareholders immediately prior to the completion of this offering. We currently anticipate being able to pay such distribution shortly after the completion of this offering.

Once the aggregate amount of approximately €147 million has been paid on the preference shares, all rights attached to the preference shares, including voting rights and rights to profit, will automatically and immediately become equal to the rights attached to the ordinary shares. However, it is likely the holders of the preference shares will not have an opportunity to exercise or benefit from any of these rights as we have agreed with our existing shareholders to repurchase the preference shares for no consideration simultaneously with or shortly after the payment in full of the distribution amount of approximately €147 million. Our Amended and Restated Articles of Association and Dutch law provide that so long as the preference shares are held by the Company, they will have no voting rights and no right to profits.

Pro Rata Share Issuance

Prior to the offering, we intend to effect a pro rata share issuance of Class A ordinary shares, Class B1 ordinary shares and Class B2 ordinary shares to our existing shareholders, which will be implemented through the issuance of 22.8 new Class A ordinary shares, 22.8 Class B1 ordinary shares and 22.8 Class B2 ordinary shares for each outstanding Class A, Class B1 and Class B2 ordinary share, respectively. As a result, the Company will issue an aggregate amount of 83,945,965 additional Class A ordinary shares, 815,252 additional

Class B1 ordinary shares and 923,683 additional Class B2 ordinary shares, nominal value €0.02 per share, prior to consummation of this offering, as described in “Description of Capital Stock—Recapitalization and Conversion of Capital Stock in Connection with this Offering.” The pro rata share issuance is being undertaken in order to provide the proper per-share valuation in respect of the offering price set forth on the cover page of this prospectus and will have no dilutive effect.

Selling Shareholder Private Sale

Apollo Funds and Rio Tinto intend to enter into a share purchase agreement with FSI pursuant to which Apollo Funds and Rio Tinto will agree to sell, and FSI will agree to purchase, ordinary shares in a private transaction at a price per share equal to the initial public offering price (the “selling shareholder private sale”). The number of ordinary shares to be sold by Apollo Funds and Rio Tinto to FSI will be equal to the amount required to result in FSI holding 12.5% of the total number of ordinary shares that are outstanding as of immediately following the initial public offering. The number of such shares to be sold by each of Apollo Funds and Rio Tinto to FSI will be determined on a pro rata basis based on the relative amounts of ordinary shares they sell in the initial public offering. The agreement further provides that following the closing of the selling shareholder private sale, FSI will be restricted from buying additional shares in the company for one year following the closing of this offering, unless this restriction is waived by both Apollo Funds and Rio Tinto or certain specified events occur. Apollo Funds and Rio Tinto currently have no intention of granting such waiver. If, however, the initial public offering price is below $17.00 per share and Apollo Funds and Rio Tinto elect not to sell in this offering, Apollo Funds and Rio Tinto will not be obligated to sell ordinary shares to FSI, and such restriction will not be applicable to FSI. In that event, FSI has agreed that it will purchase a number of shares from the underwriters in the offering that would result in FSI maintaining the ownership percentage it held prior to this offering, and Apollo Funds and Rio Tinto have agreed to use reasonable best efforts to cause the underwriters to allocate such shares to FSI.

Corporate History and Information

Constellium Holdco B.V. (formerly known as Omega Holdco B.V.) was incorporated as a Dutch private limited liability company on May 14, 2010. Constellium Holdco B.V. was formed to serve as the holding company for various entities comprising the Alcan Engineered Aluminum Products business unit (the “AEP Business”), which it acquired from affiliates of Rio Tinto on January 4, 2011.

On December 30, 2011, we disposed of substantially all of our interests in AIN, our specialty chemicals and raw materials supply chain services division, to CellMark AB. The remaining entities have ceased operations.

Immediately prior to the consummation of this offering, Constellium Holdco B.V. was converted into a Dutch public limited liability company and renamed Constellium N.V. We do not expect this conversion to have any impact on either our financial statements or on our shareholders going forward. Any references to Dutch law and Amended and Restated Articles of Association are references to Dutch law and the articles of association as applicable following the conversion.

Our principal shareholders are investment funds affiliated with, or co-investment vehicles that are managed (or the general partners of which are managed) by subsidiaries of, Apollo Global Management, LLC (Apollo Global Management, LLC and its subsidiaries collectively, or any one of such entities individually, “Apollo”), a leading global alternative investment manager; affiliates of Rio Tinto, a leading international mining group, combining Rio Tinto plc, a London listed public company headquartered in the United Kingdom, and Rio Tinto Limited, which is listed on the Australian Stock Exchange, with executive offices in Melbourne (the two companies are joined in a dual listed companies (“DLC”) structure as a single economic entity, called the Rio

Tinto Group (“Rio Tinto”)), and Fonds Stratégique d’Investissement, the French public investment fund jointly owned by Caisse des Dépôts et Consignations and the French State specializing in equity financing via direct investments or funds of funds. As used in this prospectus, the term “Apollo Funds” means investment funds affiliated with, or co-investment vehicles that are managed (or the general partners of which are managed) by, Apollo; the term “Rio Tinto” refers to Rio Tinto or an affiliate of Rio Tinto; and the term “FSI” means Fonds Stratégique d’Investissement or other entities affiliated with Fonds Stratégique d’Investissement. Following Constellium’s acquisition of the AEP Business, Apollo Funds, Rio Tinto and FSI held 51%, 39% and 10%, respectively, of the outstanding shares of Constellium Holdco B.V.

As of December 31, 2012, approximately 6.85% of the outstanding shares of Constellium Holdco B.V. were held by Omega Management GmbH & Co. KG (“Management KG”), which was formed in connection with a management equity plan to facilitate equity ownership by Constellium’s management team. The partnership agreement of Management KG currently provides that the Constellium Holdco B.V. shares that it holds are voted in the same manner as, and in proportion to the respective equity ownership amounts of, Apollo Funds, Rio Tinto and FSI. In connection with this offering, the partnership agreement of Management KG will be amended to provide that the Constellium shares held by Management KG will be voted in the discretion of the advisory board at the level of the general partner of Management KG.

Following the completion of this offering and the selling shareholder private sale, it is expected that public shareholders will hold 22.1% of our outstanding ordinary shares and that Apollo Funds, Rio Tinto, FSI and Management KG will hold 34.0%, 26.0%, 12.5% and 5.4%, respectively.

The business address (head office) of Constellium Holdco B.V. is Tupolevlaan 41-61, 1119 NW Schiphol-Rijk, the Netherlands, and our telephone number is +31 20 654 97 80. The address for our agent for service in the United States is Corporation Service Company, 80 State Street, Albany, NY 12207-2543, and its telephone number is (518) 433-4740.

Risk Factors

Investing in our ordinary shares involves substantial risk. The risks described under the heading “Risk Factors” immediately following this summary may cause us not to realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the more significant challenges include the following:

•	our potential failure to implement our business strategy, including our productivity and cost reduction initiatives;

•	our susceptibility to cyclical fluctuations in the metals industry, our end-markets and our customers’ industries and changes in general economic conditions;

•	the highly competitive nature of the industry in which we operate and the risk that aluminum will become less competitive compared to alternative materials;

•	the possibility of unplanned business interruptions; and

•	adverse conditions and disruptions in European economies.

You should carefully consider all of the information included in this prospectus, including matters set forth under the headings “Risk Factors” and “Important Information and Cautionary Statement Regarding Forward-Looking Statements,” before deciding to invest in our ordinary shares.

THE OFFERING

Issuer	Constellium N.V.

Ordinary shares offered by us	We are offering 11,111,111 Class A ordinary shares (our “ordinary shares”).

Ordinary shares offered by the selling shareholders	The selling shareholders are offering 11,111,111 Class A ordinary shares.

Offering price range	Between $17.00 and $19.00 per ordinary share.

Voting rights	Our ordinary shares have one vote per share.

Over-allotment option	The underwriters may also purchase up to an additional 1,666,666 Class A ordinary shares from us and an additional 1,666,667 Class A ordinary shares from the selling shareholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments, if any.

Use of proceeds	We estimate that the net proceeds, after deducting estimated underwriting discounts and commissions and expenses, to us from the offering will be approximately $180 million (equivalent to €141 million based on March 31, 2013 exchange rates), assuming an initial public offering price of $18.00 per share (the midpoint of the range set forth on the cover page of this prospectus).

We intend to use the net proceeds to us from this offering for general corporate purposes, which may include working capital, capital expenditures, repayment of debt and funding acquisition opportunities that may become available to us from time to time. We will not receive any of the net proceeds from the sale of ordinary shares by the selling shareholders. See “Use of Proceeds.” Certain of the underwriters and/or their affiliates act in various capacities and/or are lenders under our Term Loan. Certain of the underwriters and/or their affiliates act in various capacities and/or are lenders under our U.S. Revolving Credit Facility. To the extent the proceeds of this offering are used to repay borrowings under our Term Loan or U.S. Revolving Credit Facility, each such entity will receive its proportionate share of the repayment of such borrowings. See “Underwriting (Conflicts of Interest).”

Dividend policy	We do not currently anticipate paying any dividends on our ordinary shares in the foreseeable future. See “Dividend Policy.” For details with respect to our preference shares, which shares entitle the holders to receive distributions in priority to our ordinary shareholders of up to approximately €147 million in the aggregate, see “Dividend Policy.”

Listing	We intend to apply to list our ordinary shares on the New York Stock Exchange, or NYSE, under the symbol “CSTM” and on Euronext Paris under the symbol “CSTM.”

Tax considerations	See “Material Tax Consequences,” beginning on page 175.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our ordinary shares.

Unless otherwise indicated, all references in this prospectus to the number and percentages of shares outstanding following this offering:

•	assume an offering price of $18.00 per ordinary share, which is the midpoint of the range set forth on the cover of this prospectus;

•

assume no exercise of the underwriters’ option to purchase up to an additional 1,666,666 Class A ordinary shares from us and an additional 1,666,667 Class A ordinary shares from the selling shareholders;

•

assume the reacquisition by the company of ordinary shares issued under our legacy management equity plan, at an acquisition amount of approximately €0.9 million, in connection with our decision to freeze new participation in the plan in anticipation of this offering, as described in “Management—Management Equity Plan”;

•

give effect to a pro rata share issuance of 22.8 new Class A ordinary shares, Class B1 ordinary shares or Class B2 ordinary shares, as applicable, for each outstanding Class A, Class B1 or Class B2 ordinary share, respectively, which will result in the issuance of 83,945,965 additional Class A ordinary shares, 815,252 additional Class B1 ordinary shares and 923,683 additional Class B2 ordinary shares immediately prior to consummation of this offering, as described in “Description of Capital Stock—Recapitalization and Conversion of Capital Stock in Connection with this Offering”;

•

give effect to the conversion of the company, immediately following the pro rata share issuance described above, from Constellium Holdco B.V., a Netherlands private limited liability company (besloten vennootschap), to Constellium N.V., a Netherlands public limited liability company (naamloze vennootschap), pursuant to which each outstanding Class A and Class B1 ordinary share of Constellium Holdco B.V. will be converted, on a one-to-one basis, into a Class A ordinary share of Constellium N.V., and each Class B2 ordinary share of Constellium Holdco B.V. will be converted, on a one-to-one basis, into a Class B ordinary share of Constellium N.V., as described in “Description of Capital Stock—Recapitalization and Conversion of Capital Stock in Connection with this Offering”; and

•	do not give effect to 5,292,291 ordinary shares reserved for future issuance under the Constellium 2013 Equity Incentive Plan.

Summary Consolidated Historical Financial Data

The following tables set forth our summary historical combined and consolidated financial and other data.

On January 4, 2011, Omega Holdco B.V., which later changed its name to Constellium Holdco B.V., acquired the Alcan Engineered Aluminum Products business unit (the “AEP Business” or the “Predecessor”) from affiliates of Rio Tinto (the “Acquisition”). For comparison purposes, our results of operations for the years ended December 31, 2011 and 2012 are presented alongside the results of operations of the Predecessor for the year ended December 31, 2010. However, our Successor and Predecessor periods are not directly comparable due to the impact of the application of purchase accounting and the preparation of the Predecessor accounts on a carve-out basis. The financial position, results of operations and cash flows of the Predecessor do not necessarily reflect what our financial position or results of operations would have been if we had been operated as a stand-alone entity during the periods covered by the Predecessor financial statements and are not indicative of our future results of operations and financial position.

Unless otherwise indicated, all share and per share numbers have been retroactively adjusted to reflect the issuance of 22.8 additional shares for each outstanding share, as if it had occurred January 4, 2011.

You should base your investment decision on a review of the entire prospectus. In particular, you should read the following data in conjunction with “Selected Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical combined and consolidated financial statements, including the notes to those combined and consolidated financial statements, which appear elsewhere in this prospectus.

	Predecessor as of and for the year ended December 31,	Successor as of and for the year ended December 31,
(€ in millions unless otherwise stated)	2010	2011	2012
Statement of income data:
Revenue	2,957	3,556	3,610
Gross profit	242	321	478
Operating profit/(loss)	(248)	(59)	257
Profit/(loss) for the period—continuing operations	(209)	(166)	142
Profit/(loss) for the period	(207)	(174)	134
Profit/(loss) per share—basic and diluted	n/a	(2.0)	1.5
Profit/(loss) per share—basic and diluted—continuing operations	n/a	(1.9)	1.6

Pro Forma profit per share—basic and diluted—continuing operations	n/a	n/a	1.4

Weighted average number of shares outstanding	n/a	89,338,433	89,442,416
Pro forma weighted average number of shares outstanding	n/a	n/a	100,553,532

Dividends per ordinary share (euro)	—	—	—

Balance sheet data:
Total assets	1,837	1,612	1,631
Net liabilities or total invested equity	199	(113)	(47)
Share capital	n/a	—	—

Pro forma balance sheet data:
Total assets	—	—	1,631
Net liabilities	—	—	(297)
Share capital	—	—	—

	Predecessor as of and for the year ended December 31,	Successor as of and for the year ended December 31,
(€ in millions unless otherwise stated)	2010	2011	2012
Other operational and financial data (unaudited):
Net trade working capital(1)	519	381	289
Capital expenditure	51	97	126
Volumes (in kt)	972	1,058	1,033
Revenue per ton (€/ton)	3,042	3,361	3,495
Profit/(loss) per ton (€/ton)	(213)	(164)	130
Management Adjusted EBITDA(2)	58	103	203
Management Adjusted EBITDA (€/ton)(2)	60	97	197
Adjusted EBITDA(3)	48	160	228
Adjusted EBITDA (€/ton)(3)	49	151	221

(1)	Net trade working capital represents total inventories plus trade receivables less trade payables.
(2)	In considering the financial performance of the business, management and our chief operational decision maker in accordance with IFRS analyze the primary financial performance measure of Management Adjusted EBITDA in all of our business segments. The most directly comparable IFRS measure to Management Adjusted EBITDA is our profit or loss for the period. We believe Management Adjusted EBITDA, as defined below, is useful to investors and is used by our management for measuring profitability because it excludes the impact of certain non-cash charges, such as depreciation, amortization, impairment and unrealized gains and losses on derivatives as well as items that do not impact the day-to-day operations and that management in many cases does not directly control or influence. Therefore such adjustments eliminate items which have less bearing on our core operating performance. Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an adjusted EBITDA-related performance measure when reporting their results.

Management Adjusted EBITDA is defined as profit for the period from continuing operations before results from joint ventures, net financial expense, income taxes and depreciation, amortization and impairment, as adjusted to exclude losses on disposal of property, plant and equipment, acquisition and separation costs, restructuring costs and unrealized gains or losses on derivatives and on foreign exchange differences. Management Adjusted EBITDA is not a presentation made in accordance with IFRS, is not a measure of financial condition, liquidity or profitability, and should not be considered as an alternative to profit or loss for the year determined in accordance with IFRS or operating cash flows determined in accordance with IFRS.

The following table reconciles our profit or loss for the period from continuing operations to our Management Adjusted EBITDA for the years presented:

	Predecessor for the year ended December 31,	Successor for the year ended December 31,
(€ in millions unless otherwise stated)	2010	2011	2012

Profit/(loss) for the period from continuing operations	(209)	(166)	142
Finance costs—net	7	39	60
Income tax	(44)	(34)	47
Share of profit from joint ventures	(2)	—	5
Depreciation and amortization	38	2	11
Impairment charges	224	—	3
Expenses related to the acquisition and separation(a)	—	102	3
Restructuring costs(b)	6	20	25
Unrealized losses on derivatives at fair value and exchange gains from the remeasurement of monetary assets and liabilities	38	140	(60)
Pension settlement and amendment(c)	—	—	(40)
Ravenswood CBA renegotiation(d)	—	—	7

Management Adjusted EBITDA	58	103	203

(a)	Represents expenses related to the Acquisition and separation of the Company from its previous owners.
(b)	Restructuring costs represent one-time termination benefits or severance, plus contract termination costs, primarily related to equipment and facility lease obligations.

(c)	Represents a loss generated by a settlement on withdrawal from the foundation that administered its employee benefit plan in Switzerland of €8 million and a €48 million gain due to amendments of our Ravenswood plan.
(d)	Represents non-recurring professional fees, including legal expenses and bonuses in relation to the successful renegotiation of the 5-year collective bargaining agreement at our Ravenswood manufacturing site in September 2012.

(3)	Adjusted EBITDA is an additional performance measure used by management as an important supplemental measure in evaluating our operating performance, in preparing internal forecasts and budgets necessary for managing our business and, specifically in relation to the exclusion of the effect of favorable or unfavorable metal price lag, this measure allows management and the investor to assess operating results and trends without the impact of our accounting for inventories. We use the weighted average cost method in accordance with IFRS which leads to the purchase price paid for metal impacting our cost of goods sold and therefore profitability in the period subsequent to when the related sales price impacts our revenues.

Management also believes this measure provides additional information used by our lending facilities providers with respect to the ongoing performance of our underlying business activities. We use Adjusted EBITDA in calculating our compliance with the financial covenants under the Term Loan Agreement.

Adjusted EBITDA is defined as Management Adjusted EBITDA further adjusted for favorable (unfavorable) metal price lag, exceptional consulting costs, effects of purchase accounting adjustment, standalone costs and Apollo management fees, application of our post-Acquisition hedging policy, gain on forgiveness of a related party loan, and exceptional employee bonuses in relation to cost saving implementation and targets. Adjusted EBITDA is not a presentation made in accordance with IFRS, is not a measure of financial condition, liquidity or profitability and should not be considered as an alternative to profit or loss for the year determined in accordance with IFRS or operating cash flows determined in accordance with IFRS.

As explained in footnote 2 and above, we believe Management Adjusted EBITDA and Adjusted EBITDA are important supplemental measures of operating performance because they provide a measure of our operations. By providing these measures, together with the reconciliations, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.

The following table reconciles our Management Adjusted EBITDA to our Adjusted EBITDA for the years presented:

	Predecessor	Successor
	Year ended December 31,
	2010	2011	2012
		(€ in millions) (unaudited)
Management Adjusted EBITDA	58	103	203
Favorable / (unfavorable) metal price lag(a)	(47)	12	16
Exceptional consulting costs(b)	30	—	—
Transition and start-up costs(c)	—	21	—
Effects of purchase accounting adjustment(d)	—	12	—
Standalone costs(e)	(7)	1	—
Apollo management fee(f)	—	1	3
Transition to new hedging policy(g)	11	—	—
Exceptional employee bonuses in relation to cost savings and turnaround plans(h)	—	2	2
Other(i)	3	8	4

Adjusted EBITDA(j)	48	160	228

(a)	Represents the financial impact of the timing difference between when aluminum prices included within our revenues are established and when aluminum purchase prices included in our cost of sales are established. We account for inventory using a weighted average price basis and this adjustment is to remove the effect of volatility in London Metal Exchange (“LME”) prices. This lag will, generally, increase our earnings and Adjusted EBITDA in times of rising primary aluminum prices and decrease our earnings and Adjusted EBITDA in times of declining primary aluminum prices. The calculation of our metal price lag adjustment is based on an internal standardized methodology calculated at each of our manufacturing sites and is calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of our cost of goods sold, by the quantity sold in the period.

(b)	Represents exceptional external consultancy costs which relate to the preparation of the divestment of the AEP Business in 2010.
(c)	Represents exceptional external consultancy costs related to the implementation of our cost savings program and set up of our IT infrastructure in 2011.
(d)	Represents the non-cash step up in inventory costs on the Acquisition.
(e)	Represents the incremental standalone costs that would have been incurred if the Predecessor had operated as a standalone entity. The corporate head office costs include finance, legal, human resources and other corporate services that are now provided to our reporting segments and are principally provided at our corporate support services functions in Paris.
(f)	Represents the Apollo management fee, payable annually post-Acquisition, which is equal to the greater of $2 million per annum or one percent of our Adjusted EBITDA measure before such fees, as defined in the Pre-IPO Shareholders Agreement, plus related expenses.
(g)	Prior to the Acquisition, the Predecessor did not hedge U.S. dollar denominated aerospace contracts, which resulted in exposures to fluctuating euro-to-U.S. dollar exchange rates. Following completion of the Acquisition, we have implemented a policy to fully hedge foreign currency transactions against fluctuations in foreign currency. This adjustment is calculated based on the revenues generated by our aerospace contracts and assumes a U.S dollar: euro exchange rate of 1.2253 to 1, which is the average exchange rate for the first six months of 2006 when such contract volumes became committed and therefore this rate has been applied to revenue recorded throughout the Predecessor Period. If the U.S. dollar had weakened/strengthened by 8% against the euro, our adjustment would have been €12 million higher or lower in 2010.
(h)	Represents one-off bonuses under a two-year plan, paid to selected employees in relation to the achievement of cost savings targets and the costs of a bonus plan in relation to the turnaround program at our Ravenswood site.
(i)	Other adjustments are as follows: (i) in 2010, the adjustment of €3 million relates to exceptional scrap costs resulting from processing issues directly resulting from quality issues in the supply of raw materials at our Ravenswood plant; (ii) in 2011, €8 million of losses on metal purchases were attributable to the initial invoicing in U.S. dollars instead of euros by a metal supplier at inception of the contract. All invoices are now received and paid in euros. As this U.S. dollar-to-euro exposure from January through November 2011 was not effectively hedged, we consider this to be an exceptional loss and not part of our underlying trading; and (iii) in 2012, the exceptional costs incurred in respect of efforts in conjunction with this offering.
(j)	Our Adjusted EBITDA in 2010 does not reflect the impact of €67 million and €57 million of cost savings realized in the years ended December 31, 2011 and 2012, respectively. These cost savings relate to the reduction of over 600 employees in 2011, 2012 and 2013, increased centralization in procurement and global sourcing of materials and increased efficiencies in production processes.

RISK FACTORS

You should carefully consider the following risk factors and all other information contained in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited combined and consolidated financial statements and the related notes, before investing in our ordinary shares. If any of the following risks materialize, our business, results of operations and financial condition could be materially and adversely affected. In that case, the trading price of our ordinary shares could decline, and you may lose some or all of your investment.

This prospectus contains forward-looking statements that involve risks and uncertainties. See “Important Information and Cautionary Statement Regarding Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements.

Risks Related to Our Business

If we fail to implement our business strategy, including our productivity and cost reduction initiatives, our financial condition and results of operations could be materially adversely affected.

Our future financial performance and success depend in large part on our ability to successfully implement our business strategy, including investing in high-return opportunities in our core markets, focusing on higher-margin, technologically advanced products, differentiating our products, expanding our strategic relationships with customers in selected international regions, fixed-cost containment and cash management, and executing on our Lean manufacturing program. We cannot assure you that we will be able to successfully implement our business strategy or be able to continue improving our operating results. Implementation of our business strategy could be affected by a number of factors beyond our control, such as increased competition, legal and regulatory developments, general economic conditions or an increase in operating costs. Any failure to successfully implement our business strategy could adversely affect our financial condition and results of operations. In addition, we may decide to alter or discontinue certain aspects of our business strategy at any time. Although we have undertaken and expect to continue to undertake productivity and cost reduction initiatives to improve performance, such as the Lean manufacturing program, we cannot assure you that all of these initiatives will be completed or that any estimated cost savings from such activities will be fully realized. Even when we are able to generate new efficiencies in the short- to medium-term, we may not be able to continue to reduce cost and increase productivity over the long term.

The cyclical and seasonal nature of the metals industry, our end-use markets and our customers’ industries, in particular our aerospace, automotive, heavy duty truck and trailer industries, could negatively affect our financial condition and results of operations.

The metals industry is generally cyclical in nature, and these cyclical fluctuations tend to directly correlate with changes in general and local economic conditions. These conditions include the level of economic growth, financing availability, the availability of affordable energy sources, employment levels, interest rates, consumer confidence and housing demand. Historically, in periods of recession or periods of minimal economic growth, metals companies have often tended to underperform other sectors. In addition, economic downturns in regional and global economies, including in Europe, or a prolonged recession in our principal industry segments, have had a negative impact on our operations in the past and could have a negative impact on our future financial condition or results of operations. Although we continue to seek to diversify our business on a geographic basis, we cannot assure you that diversification would mitigate the effect of cyclical downturns.

We are particularly sensitive to cycles in the aerospace, defense, automotive, other transportation, building and construction and general engineering end-markets, which are highly cyclical. During recessions or periods of low growth, these industries typically experience major cutbacks in production, resulting in decreased demand for aluminum products. This leads to significant fluctuations in demand and pricing for our products and services. Because our operations are capital intensive and we generally have high fixed costs and may not be able to reduce costs and production capacity on a sufficiently rapid basis, our near-term profitability may be significantly affected by decreased processing volumes. Accordingly, reduced demand and pricing pressures may significantly reduce our profitability and materially adversely affect our financial condition, results of operations and cash flows.

In particular, we derive a significant portion of our revenues from products sold to the aerospace industry, which is highly cyclical and tends to decline in response to overall declines in the general economy. The commercial aerospace industry is historically driven by the demand from commercial airlines for new aircraft. Demand for commercial aircraft is influenced by airline industry profitability, trends in airline passenger traffic, the state of the U.S. and global economies and numerous other factors, including the effects of terrorism. In recent years, a number of major airlines have undergone chapter 11 bankruptcy or comparable insolvency proceedings and experienced financial strain from volatile fuel prices. The aerospace industry also suffered significantly in the wake of the events of September 11, 2001, resulting in a sharp decrease globally in new commercial aircraft deliveries and order cancellations or deferrals by the major airlines. Despite existing backlogs, continued financial uncertainty in the industry, inadequate liquidity of certain airline companies, production issues and delays in the launch of new aircraft programs at major aircraft manufacturers, stock variations in the supply chain, terrorist acts or the increased threat of terrorism may lead to reduced demand for new aircraft that utilize our products, which could materially adversely affect our financial position, results of operations and cash flows.

Further, the demand for our automotive extrusions and rolled products and many of our general engineering and other industrial products is dependent on the production of cars, light trucks, and heavy duty vehicles and trailers. The automotive industry is highly cyclical, as new vehicle demand is dependent on consumer spending and is tied closely to the strength of the overall economy. We note that the demand for luxury vehicles in China has become significant over the past several years and therefore fluctuations in the Chinese economy may adversely affect the demand for our products. Production cuts by manufacturers may adversely affect the demand for our products. Many automotive related manufacturers and first tier suppliers are burdened with substantial structural costs, including pension, healthcare and labor costs that have resulted in severe financial difficulty, including bankruptcy, for several of them. A worsening of these companies’ financial condition or their bankruptcy could have further serious effects on the conditions of the markets, which directly affects the demand for our products. In addition, the loss of business with respect to, or a lack of commercial success of, one or more particular vehicle models for which we are a significant supplier could have a materially adverse impact on our financial position, results of operations and cash flows.

Customer demand in the aluminum industry is also affected by holiday seasons, weather conditions, economic and other factors beyond our control. Our volumes are impacted by the timing of the holiday seasons in particular, with August and December typically being the lowest months and January to June being the strongest months. Our business is also impacted by seasonal slowdowns and upturns in certain of our customers’ industries. Historically, the can industry is strongest in the spring and summer season, whereas the automotive and construction sectors encounter slowdowns in both the third and fourth quarters of the calendar year. Therefore, our quarterly financial results could fluctuate as a result of climatic or other seasonal changes, and a prolonged period of unusually cool summers in different regions in which we conduct our business could have a negative effect on our financial results and cash flows.

We are subject to unplanned business interruptions that may materially adversely affect our business.

Our operations may be materially adversely affected by unplanned events such as explosions, fires, war or terrorism, inclement weather, accidents, equipment, IT systems and process failures, electrical blackouts, transportation interruptions and supply interruptions. Operational interruptions at one or more of our production facilities could cause substantial losses in our production capacity or increase our operating costs. In addition, replacement of assets damaged by such events could be difficult or expensive, and to the extent these losses are not covered by insurance or our insurance policies have significant deductibles, our financial position, results of operations and cash flows may be materially adversely affected by such events. For example, in 2008, a stretcher at Constellium’s Ravenswood facility was damaged due to a defect in its hydraulic system, causing a substantial outage at that facility that had a material impact on our production volumes at this facility and on our financial results for the affected period.

Furthermore, because customers may be dependent on planned deliveries from us, customers that have to reschedule their own production due to our delivery delays may be able to pursue financial claims against us, and we may incur costs to correct such problems in addition to any liability resulting from such claims. Interruptions may also harm our reputation among actual and potential customers, potentially resulting in a loss of business.

Our business involves significant activity in Europe, and adverse conditions and disruptions in European economies could have a material adverse effect on our operations or financial performance.

A material portion of our sales are generated by customers located in Europe. The financial markets remain concerned about the ability of certain European countries, particularly Greece, Ireland and Portugal, but also others such as Spain and Italy, to finance their deficits and service growing debt burdens amidst difficult economic conditions. This loss of confidence has led to rescue measures for Spain, Greece, Portugal and Ireland by euro-zone countries and the International Monetary Fund. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations, the overall stability of the euro and the suitability of the euro as a single currency given the diverse economic and political circumstances in individual Eurozone countries. In addition, the actions required to be taken by those countries as a condition to rescue packages, and by other countries to mitigate similar developments in their economies, have resulted in increased political discord within and among Eurozone countries. The interdependencies among European economies and financial institutions have also exacerbated concern regarding the stability of European financial markets generally. These concerns could lead to the re-introduction of individual currencies in one or more Eurozone countries, or, in more extreme circumstances, the possible dissolution of the euro currency entirely. Should the euro dissolve entirely, the legal and contractual consequences for holders of euro-denominated obligations would be determined by laws in effect at such time. These potential developments, or market perceptions concerning these and related issues, could materially adversely affect the value of the Company’s euro-denominated assets and obligations. In addition, concerns over the effect of this financial crisis on financial institutions in Europe and globally could have a material adverse impact on the capital markets generally. Persistent disruptions in the European financial markets, the overall stability of the euro and the suitability of the euro as a single currency or the failure of a significant European financial institution, could have a material adverse impact on our operations or financial performance.

In addition, there can be no assurance that the actions we have taken or may take in response to the economic conditions may be sufficient to counter any continuation or reoccurrence of the downturn or disruptions. A significant global economic downturn or disruptions in the financial markets would have a material adverse effect on our financial position, results of operations and cash flows.

Adverse changes in currency exchange rates could negatively affect our financial results.

The financial condition and results of operations of some of our operating entities are reported in various currencies and then translated into euros at the applicable exchange rate for inclusion in our historical combined and consolidated financial statements. As a result, the appreciation of the euro against the currencies of our operating local entities may have a negative impact on reported revenues and operating profit, and the resulting accounts receivable, while depreciation of the euro against these currencies may generally have a positive effect on reported revenues and operating profit. We do not hedge translation of forecasted results or actual results.

In addition, while the majority of costs incurred are denominated in local currencies, a portion of the revenues are denominated in U.S. dollars. As a result, appreciation in the U.S. dollar may have a positive impact on earnings while depreciation of the U.S. dollar may have a negative impact on earnings. While we engage in significant hedging activity to attempt to mitigate this foreign transactions currency risk, this may not fully protect us from adverse effects due to currency fluctuations on our business, financial condition or results of operations.

A portion of our revenues is derived from our international operations, which exposes us to certain risks inherent in doing business abroad.

We have operations primarily in the United States, Germany, France, Slovakia, Switzerland, the Czech Republic and China and primarily sell our products across Europe, Asia and North America. We also continue to explore opportunities to expand our international operations, particularly in other parts of Asia. Our operations generally are subject to financial, political, economic and business risks in connection with our global operations, including:

•	changes in international governmental regulations, trade restrictions and laws, including those relating to taxes, employment and repatriation of earnings;

•	currency exchange rate fluctuations;

•	tariffs and other trade barriers;

•	the potential for nationalization of enterprises or government policies favoring local production;

•	renegotiation or nullification of existing agreements;

•	interest rate fluctuations;

•	high rates of inflation;

•	currency restrictions and limitations on repatriation of profits;

•	differing protections for intellectual property and enforcement thereof;

•	divergent environmental laws and regulations; and

•	political, economic and social instability.

The occurrence of any of these events could cause our costs to rise, limit growth opportunities or have a negative effect on our operations and our ability to plan for future periods. In certain emerging markets, the degree of these risks may be higher due to more volatile economic conditions, less developed and predictable legal and regulatory regimes and increased potential for various types of adverse governmental action.

Our results of operations, cash flows and liquidity could be adversely affected if we are unable to execute on our hedging policy, if counterparties to our derivative instruments fail to honor their agreements or if we are unable to purchase derivative instruments.

We purchase and sell LME and other forwards, futures and options contracts as part of our efforts to reduce our exposure to changes in currency exchange rates, aluminum prices and other raw materials prices. Our ability to realize the benefit of our hedging program is dependent upon many factors, including factors that are beyond our control. For example, our foreign exchange hedges are scheduled to mature on the expected payment date by the customer; therefore, if the customer fails to pay an invoice on time and does not warn us in advance, we may be unable to reschedule the maturity date of the foreign exchange hedge, which could result in an outflow of foreign currency that will not be offset until the customer makes the payment. We may realize a gain or a loss in unwinding such hedges. In addition, our metal-price hedging programs depend on our ability to match our monthly exposure to sold and purchased metal, which can be made difficult by seasonal variations in metal demand, unplanned changes in metal delivery dates by either us or by our customers and other disruptions to our inventories, including for maintenance.

We may also be exposed to losses if the counterparties to our derivative instruments fail to honor their agreements. Further, if major financial institutions continue to consolidate and are forced to operate under more restrictive capital constraints and regulations, there could be less liquidity in the derivative markets, which could have a negative effect on our ability to hedge and transact with creditworthy counterparties.

To the extent our hedging transactions fix prices or exchange rates and primary aluminum prices, energy costs or foreign exchange rates are below the fixed prices or rates established by our hedging transactions, our income and cash flows will be lower than they otherwise would have been. Further, we do not apply hedge accounting to our forwards, futures or option contracts. As a result, unrealized gains and losses on our derivative financial instruments must be reported in our consolidated results of operations. The inclusion of such unrealized gains and losses in earnings may produce significant period to period earnings volatility that is not necessarily reflective of our underlying operating performance. In addition, in certain scenarios when market price movements result in a decline in value of our current derivatives position, our mark-to-market expense may exceed our credit line and counterparties may request the posting of cash collateral which, in turn, can be a significant demand on our liquidity.

At certain times, hedging instruments may simply be unavailable or not available on terms acceptable to us. In addition, recent legislation has been adopted to increase the regulatory oversight of over-the-counter derivatives markets and derivative transactions. Final regulations pursuant to this legislation defining which companies will be subject to the legislation have not yet been adopted. If future regulations subject us to additional capital or margin requirements or other restrictions on our trading and commodity positions, they could have an adverse effect on our financial condition and results of operations.

Aluminum may become less competitive with alternative materials, which could reduce our share of industry sales, lower our selling prices and reduce our sales volumes.

Our fabricated aluminum products compete with products made from other materials—such as steel, glass, plastics and composites—for various applications. Higher aluminum prices relative to substitute materials tend to make aluminum products less competitive with these alternative materials. Environmental and other regulations may also increase our costs and may be passed on to our customers, and may restrict the use of chemicals needed to produce aluminum products. These regulations may make our products less competitive as compared to materials that are subject to fewer regulations.

Customers in our end-markets, including the aerospace, automotive and can sectors, use and continue to evaluate the further use of alternative materials to aluminum in order to reduce the weight and increase the efficiency of their products. Although trends in “lightweighting” have generally increased rates of using aluminum as a substitution of other materials, the willingness of customers to accept substitutions for aluminum, or the ability of large customers to exert leverage in the marketplace to reduce the pricing for fabricated aluminum products, could adversely affect the demand for our products, and thus materially adversely affect our financial position, results of operations and cash flows.

We are dependent on a limited number of suppliers for a substantial portion of our primary and scrap aluminum.

We have supply arrangements with a limited number of suppliers for aluminum and other raw materials. Our top 10 suppliers (which include Rio Tinto) accounted for approximately 46% of our total purchases at December 31, 2012. Increasing aluminum demand levels have caused regional supply constraints in the industry, and further increases in demand levels could exacerbate these issues. We maintain long-term contracts for a majority of our supply requirements, and for the remainder we depend on annual and spot purchases. There can be no assurance that we will be able to renew, or obtain replacements for, any of our long-term contracts when they expire on terms that are as favorable as our existing agreements or at all. Additionally, if any of our key suppliers is unable to deliver sufficient quantities of this material on a timely basis, our production may be disrupted and we could be forced to purchase primary metal and other supplies from alternative sources, which may not be available in sufficient quantities or may only be available on terms that are less favorable to us. As a result, an interruption in key supplies required for our operations could have a material adverse effect on our ability to produce and deliver products on a timely or cost-efficient basis and therefore on our financial condition, results of operations and cash flows. In addition, a significant downturn in the business or financial condition of our significant suppliers exposes us to the risk of default by the supplier on our contractual agreements, and this risk is increased by weak and deteriorating economic conditions on a global, regional or industry sector level.

We also depend on scrap aluminum for our operations and acquire our scrap inventory from numerous sources. These suppliers generally are not bound by long-term contracts and have no obligation to sell scrap metal to us. In periods of low inventory prices, suppliers may elect to hold scrap until they are able to charge higher prices. In addition, the slowdown in industrial production and consumer consumption during the recent economic crisis reduced and may continue to reduce the supply of scrap metal available. If an adequate supply of scrap metal is not available to us, we would be unable to recycle metals at desired volumes and our results of operation, financial condition and cash flows could be materially adversely affected.

If we were to lose order volumes from any of our largest customers, our sales volumes, revenues and cash flows would be reduced.

Our business is exposed to risks related to customer concentration. Our ten largest customers accounted for approximately 43% of our consolidated revenues for the year ended December 31, 2012. A significant downturn in the business or financial condition of our significant customers exposes us to the risk of default on contractual agreements and trade receivables, and this risk is increased by weak and deteriorating economic conditions on a global, regional or industry sector level.

We have long-term contracts with a significant number of our customers, some of which are subject to renewal, renegotiation or re-pricing at periodic intervals or upon changes in competitive supply conditions. Our failure to successfully renew, renegotiate or re-price such agreements, or a material deterioration in or termination of these customer relationships, could result in a reduction or loss in customer purchase volume or revenue, and if we are not successful in replacing business lost from such customers, our results of operations, financial condition and cash flows could be materially adversely affected.

In addition, our strategy of having dedicated facilities and arrangements with customers subjects us to the inherent risk of increased dependence on a single or a few customers with respect to these facilities. In such cases, the loss of such a customer, or the reduction of that customer’s business at one or more of our facilities, could negatively affect our financial condition and results of operations, and we may be unable to timely replace, or replace at all, lost order volumes and revenue.

We may not be able to compete successfully in the highly competitive markets in which we operate, and new competitors could emerge, which could negatively impact our share of industry sales, sales volumes and selling prices.

We are engaged in a highly competitive industry. We compete in the production and sale of rolled aluminum products with a number of other aluminum rolling mills, including large, single-purpose sheet mills, continuous casters and other multi-purpose mills, some of which are larger and have greater financial and technical resources than we do. Producers with a different cost basis may, in certain circumstances, have a competitive pricing advantage. Our competitors may be better able to withstand reductions in price or other adverse industry or economic conditions.

In addition, a current or new competitor may also add or build new capacity, which could diminish our profitability by decreasing the equilibrium prices in our markets. New competitors could emerge from within Europe or North America or globally, including from China, Russia and the Middle East. Emerging or transitioning markets in these regions with abundant natural resources, low-cost labor and energy, and lower environmental and other standards may pose a significant competitive threat to our business. Our competitive position may also be affected by exchange rate fluctuations that may make our products less competitive in relation to the products of companies based in other countries and economies of scale in purchasing, production and sales. Changes in regulation that have a disproportionately negative effect on us or our methods of production may also diminish our competitive advantage and industry position. In addition, technological innovation is important to our customers who require us to lead or keep pace with new innovations to address their needs. If we do not compete successfully, our share of industry sales, sales volumes and selling prices may be negatively impacted.

In addition, the aluminum industry has experienced consolidation over the past years and there may be further industry consolidation in the future. Although industry consolidation has not yet had a significant negative impact on our business, if we do not have sufficient market presence or are unable to differentiate ourselves from our competitors, we may not be able to compete successfully against other companies. If as a result of consolidation, our competitors are able to obtain more favorable terms from suppliers or otherwise take actions that could increase their competitive strengths, our competitive position and therefore our business, results of operations and financial condition may be materially adversely affected.

The price volatility of energy costs may adversely affect our profitability.

Our operations use natural gas and electricity, which represent the third largest component of our cost of sales, after metal and labor costs. We purchase part of our natural gas and electricity on a spot-market basis. The volatility in costs of fuel, principally natural gas, and other utility services, principally electricity, used by our production facilities affect operating costs. Fuel and utility prices have been, and will continue to be, affected by factors outside our control, such as supply and demand for fuel and utility services in both local and regional markets as well as governmental regulation and imposition of further taxes on energy. Although we have secured some of our natural gas and electricity under fixed price commitments, future increases in fuel and utility prices, or disruptions in energy supply, may have an adverse effect on our financial position, results of operations and cash flows.

Regulations regarding carbon dioxide emissions, and unfavorable allocation of rights to emit carbon dioxide or other air emission related issues, could have a material adverse effect on our business, financial condition and results of operations.

Substantial quantities of greenhouse gases are released as a consequence of our operations. Compliance with existing, new or proposed regulations governing such emissions tend to become more stringent over time and could lead to a need for us to further reduce such greenhouse gas emissions, to purchase rights to emit from third parties, or to make other changes to our business, all of which could result in significant additional costs or could reduce demand for our products. In addition, we are a significant purchaser of energy. Existing, new and proposed regulations relating to the emission of carbon dioxide by our energy suppliers could result in materially increased energy costs for our operations, and we may be unable to pass along these increased energy costs to our customers, which could have a material adverse effect on our business, financial condition and results of operations.

Measures to reduce carbon dioxide and other greenhouse gas emissions that could directly or indirectly affect us or our suppliers are currently being developed or may be developed in the future. Many scientists, legislators and others attribute climate change to increased levels of greenhouse gases, including carbon dioxide, which has led to significant legislative and regulatory efforts to limit greenhouse gas emissions. Existing and possible new regulations regarding carbon dioxide and other greenhouse gas emissions, especially a revised European emissions trading system or a successor to the Kyoto Protocol under the United Nations Framework Convention on Climate Change, could have a material adverse effect on our business, financial condition and results of operations.

Our fabrication process is subject to regulations that may hinder our ability to manufacture our products. Some of the chemicals we use on our fabrication processes are subject to government regulation, such as REACH (Registration, Evaluation, Authorisation, and Restriction of Chemical substances) in the European Union. Under REACH, we are required to register some of our products with the European Chemicals Agency, and this process could cause significant delays or costs. If we fail to comply with these or similar laws and regulations, we may be required to make significant expenditures to reformulate the chemicals that we use in our products and materials or incur costs to register such chemicals to gain and/or regain compliance, and we may lose customers or revenue as a result. Additionally, we could be subject to significant fines or other civil and criminal penalties should we not achieve such compliance. To the extent that other nations in which we operate also require chemical registration, potential delays similar to those in Europe may delay our entry into these markets. Any failure to obtain or delay in obtaining regulatory approvals for chemical products used in our facilities could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to successfully develop and implement new technology initiatives and other strategic investments in a timely manner.

We have invested in, and are involved with, a number of technology and process initiatives, including the development of new aluminum-lithium products. Being at the forefront of technological development is important to remain competitive. Several technical aspects of certain of these initiatives are still unproven and/or the eventual commercial outcomes and feasibility cannot be assessed with any certainty. Even if we are successful with these initiatives, we may not be able to bring them to market as planned before our competitors or at all, and the initiatives may end up costing more than expected. As a result, the costs and benefits from our investments in new technologies and the impact on our financial results may vary from present expectations.

In addition, we have undertaken and may continue to undertake growth, streamlining and productivity initiatives to improve performance, including with respect to our AIRWARE® material solution. We cannot assure you that these initiatives will be completed or that they will have their intended benefits, such as the realization of estimated cost saving from such activities. Capital investments in debottlenecking or other organic growth initiatives may not produce the returns we anticipate. Even if we are able to generate new efficiencies successfully in the short- to medium-term, we may not be able to continue to reduce cost and increase productivity over the long term.

Our business requires substantial capital investments that we may be unable to fulfill.

Our operations are capital intensive. Our total capital expenditures were €126 million for the year ended December 31, 2012 and €97 million and €51 million for the years ended December 31, 2011 and 2010, respectively. We may not generate sufficient operating cash flows and our external financing sources may not be available in an amount sufficient to enable us to make anticipated capital expenditures, service or refinance our indebtedness or fund other liquidity needs. If we are unable to make upgrades or purchase new plants and equipment, our financial condition and results of operations could be materially adversely affected by higher maintenance costs, lower sales volumes due to the impact of reduced product quality, and other competitive factors.

As part of our ongoing evaluation of our operations, we may undertake additional restructuring efforts in the future which could in some instances result in significant severance-related costs and other restructuring charges.

We recorded restructuring charges of €25 million for the year ended December 31, 2012, €20 million for the year ended December 31, 2011 and €6 million for the year ended December 31, 2010. The 2012 costs are primarily in relation to an efficiency improvement program ongoing at our Sierre, Switzerland facility and corporate restructuring. Restructuring costs in 2011 were primarily in relation to corporate restructuring and full-time employee reductions throughout our operations. We may pursue additional restructuring activities in the future, which could result in significant severance-related costs, impairment charges, restructuring charges and related costs and expenses, including resulting labor disputes, which could materially adversely affect our profitability and cash flows.

A deterioration in our financial position or a downgrade of our ratings by a credit rating agency could increase our borrowing costs and our business relationships could be adversely affected.

A deterioration of our financial position or a downgrade of our credit ratings for any reason could increase our borrowing costs and have an adverse effect on our business relationships with customers, suppliers and hedging counterparties. As discussed above, we enter into various forms of hedging arrangements against currency, interest rate or metal price fluctuations and trade metal contracts on the LME. Financial strength and credit ratings are important to the availability and pricing of these hedging and trading activities. As a result, any downgrade of our credit ratings may make it more costly for us to engage in these activities, and changes to our level of indebtedness may make it more difficult or costly for us to engage in these activities in the future.

In addition, a downgrade could adversely affect our existing financing, limit access to the capital or credit markets, or otherwise adversely affect the availability of other new financing on favorable terms, if at all, result in more restrictive covenants in agreements governing the terms of any future indebtedness that we incur, increase our borrowing costs, or otherwise impair our business, financial condition and results of operations.

Our indebtedness could materially adversely affect our ability to invest in or fund our operations, limit our ability to react to changes in the economy or our industry or force us to take alternative measures.

Our indebtedness impacts our flexibility in operating our business and could have important consequences for our business and operations, including the following: (i) it may make us more vulnerable to downturns in our business or the economy; (ii) a substantial portion of our cash flows from operations will be dedicated to the repayment of our indebtedness and will not be available for other purposes; (iii) it may restrict us from making strategic acquisitions, introducing new technologies or exploiting business opportunities; and (iv) it may adversely affect the terms under which suppliers provide goods and services to us. As further described in “Description of Certain Indebtedness,” we recently refinanced our $200 million Original Term Loan (€151 million at the year-end exchange rate) by entering into a seven-year term loan in the aggregate principal amount of $360 million and €75 million (equivalent to €347 million in the aggregate at the year-end exchange rate). By increasing our indebtedness as a result of the refinancing, we have made ourselves more susceptible to the risks discussed above.

If we are unable to meet our debt service obligations and pay our expenses, we may be forced to reduce or delay business activities and capital expenditures, sell assets, obtain additional debt or equity capital, restructure or refinance all or a portion of our debt before maturity or take other measures. Such measures may materially adversely affect our business. If these alternative measures are unsuccessful, we could default on our obligations, which could result in the acceleration of our outstanding debt obligations and could have a material adverse effect on our business, results of operations and financial condition.

The terms of our indebtedness contain covenants that restrict our current and future operations, and a failure by us to comply with those covenants may materially adversely affect our business, results of operations and financial condition.

Our indebtedness contains, and any future indebtedness we may incur would likely contain, a number of restrictive covenants that will impose significant operating and financial restrictions on our ability to, among other things: (i) incur or guarantee additional debt; (ii) pay dividends and make other restricted payments; (iii) create or incur certain liens; (iv) make certain loans, acquisitions or investments; (v) engage in sale of assets and subsidiary stock; (vi) enter into transactions with affiliates; (vii) transfer all or substantially all of our assets or enter into merger or consolidation transactions; and (viii) enter into sale and lease-back transactions. In addition, after the initial public offering, our Term Loan will require us to maintain a consolidated secured net leverage ratio of no more than 3.00 to 1.00. As a result of these covenants, we may be limited in the manner in which we conduct our business, and we may be unable to engage in favorable business activities or finance future operations or capital needs.

A failure to comply with our debt covenants could result in an event of default that, if not cured or waived, could have a material adverse effect on our business, results of operations and financial condition. If we default under our indebtedness, our lenders may not be required to lend additional amounts to us and could in certain circumstances elect to declare all outstanding borrowings, together with accrued and unpaid interest and fees, to be due and payable, or take other remedial actions. Our existing indebtedness also contains cross-default provisions, which means that if an event of default occurs under certain material indebtedness, such event of default will trigger an event of default under our other indebtedness. If our indebtedness were to be accelerated, we cannot assure you that our assets would be sufficient to repay such indebtedness in full and our lenders could foreclose on our pledged assets. See “Description of Certain Indebtedness.”

Our variable rate indebtedness subjects us to interest rate risk, which could cause our annual debt service obligations to increase significantly.

A portion of our indebtedness is subject to variable rates of interest and exposes us to interest rate risk. See “Description of Certain Indebtedness.” If interest rates increase, our debt service obligations on the variable rate indebtedness would increase, resulting in a reduction of our net income, even though the amount borrowed would remain the same.

We could be required to make unexpected contributions to our defined benefit pension plans as a result of adverse changes in interest rates and the capital markets.

Most of our pension obligations relate to funded defined benefit pension plans for our employees in the United States, unfunded pension benefits in France, Switzerland and Germany, and lump sum indemnities payable to our employees in France and Germany upon retirement or termination. Our pension plan assets consist primarily of funds invested in listed stocks and bonds. Our estimates of liabilities and expenses for pensions and other post-retirement benefits incorporate a number of assumptions, including expected long-term rates of return on plan assets and interest rates used to discount future benefits. Our results of operations, liquidity or shareholders’ equity in a particular period could be materially adversely affected by capital market returns that are less than their assumed long-term rate of return or a decline in the rate used to discount future benefits. If the assets of our pension plans do not achieve assumed investment returns for any period, such deficiency could result in one or more charges against our earnings for that period. In addition, changing economic conditions, poor pension investment returns or other factors may require us to make unexpected cash contributions to the pension plans in the future, preventing the use of such cash for other purposes.

We could experience labor disputes that disrupt our business.

A significant number of our employees (approximately 80% of our total headcount) are represented by unions or equivalent bodies and are covered by collective bargaining or similar agreements that are subject to periodic renegotiation. Although we believe that we will be able to successfully negotiate new collective bargaining agreements when the current agreements expire, these negotiations may not prove successful, may result in a significant increase in the cost of labor, or may break down and result in the disruption or cessation of our operations. For example, we experienced work stoppages and labor disturbances at our Ravenswood facility in early August 2012 in conjunction with the renegotiation of the collective bargaining agreement; the Ravenswood employees returned to work in mid-September 2012. In addition, and mainly in Europe, existing collective bargaining agreements may not prevent a strike or work stoppage at our facilities in the future. Any such stoppages or disturbances may have a negative impact on our financial condition and results of operations by limiting plant production, sales volumes, profitability and operating costs.

The loss of certain members of our management team may have a material adverse effect on our operating results.

Our success will depend, in part, on the efforts of our senior management and other key employees. These individuals possess sales, marketing, engineering, technical, manufacturing, financial and administrative skills that are critical to the operation of our business. If we lose or suffer an extended interruption in the services of one or more of our senior officers or other key employees, our ability to operate and expand our business, improve our operations, develop new products, and, as a result, our financial condition and results of operations, may be negatively affected. Moreover, the pool of qualified individuals is highly competitive, and we may not be able to attract and retain qualified personnel to replace or succeed members of our senior management or other key employees, should the need arise.

In addition, in light of demographic trends in the labor markets where we operate, we expect that our factories will be confronted with high levels of natural attrition in the coming years due to retirements. Strategic workforce planning will be a challenge to ensure a controlled exit of skills and competencies and the timely acquisition of new talent and competencies, in line with changing technological and industrial needs.

We have a short history as a standalone company which may pose operational challenges to our management.

Following the closing of the Acquisition, we are no longer owned by Rio Tinto. Our management team has faced and could continue to face operational and organizational challenges and costs related to establishing ourselves as a standalone company, such as establishing various corporate functions, formulating policies, preparing standalone financial statements and integrating the management team. These challenges may divert their attention from running our core business or otherwise materially adversely affect our operating results.

If we do not adequately maintain and evolve our financial reporting and internal controls, we may be unable to accurately report our financial results or prevent fraud and may, as a result, become subject to sanctions by the SEC. Establishing effective internal controls may also result in higher than anticipated operating expenses.

We expect that we will need to continue to improve existing, and implement new, financial reporting and management systems, procedures and controls to manage our business effectively and support our growth in the future, especially because we lack a history of operations as a standalone entity. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures and controls, or the obsolescence of existing financial control systems, could harm our ability to accurately forecast sales demand and record and report financial and management information on a timely and accurate basis.

Moreover, to comply with our obligations as a public company under Section 404 of the Sarbanes-Oxley Act of 2002, we must enhance and maintain our internal controls. Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. We are in the process of refining and enhancing our internal controls to satisfy the requirements of Section 404, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors addressing these assessments starting with our annual report for the year ending December 31, 2014. We are working to establish internal controls that will facilitate compliance with these requirements, and we may accordingly experience higher than anticipated operating expenses, as well as increased independent auditor fees as we continue our compliance efforts.

If we fail to comply with the requirements of Section 404 in a timely manner, we might be subject to sanctions or investigations by regulatory authorities such as the SEC. If we do not adequately implement improvements to our disclosure controls and procedures or to our internal controls in a timely manner, our independent registered public accounting firm may not be able to certify as to the effectiveness of our internal control over financial reporting. This may subject us to adverse regulatory consequences or a loss of confidence in the reliability of our financial statements.

We could also suffer a loss of confidence in the reliability of our financial statements if our independent registered public accounting firm reports a material weakness in our internal controls, if we do not develop and maintain effective controls and procedures or if we are otherwise unable to deliver timely and reliable financial information. Any loss of confidence in the reliability of our financial statements or other negative reaction to our failure to develop timely or adequate disclosure controls and procedures or internal controls could result in a decline in the trading price of our ordinary shares. In addition, if we fail to remedy any material weakness, our financial statements may be inaccurate, we may face restricted access to the capital markets and the price of our ordinary shares may be materially adversely affected.

We may not be able to adequately protect proprietary rights to our technology.

Our success depends in part upon our proprietary technology and processes. We believe that our intellectual property has significant value and is important to the marketing of our products and maintaining our competitive advantage. Although we attempt to protect our intellectual property rights both in the United States and in foreign countries through a combination of patent, trademark, trade secret and copyright laws, as well as through confidentiality and nondisclosure agreements and other measures, these measures may not be adequate to fully protect our rights. For example, we have a growing presence in China, which historically has afforded less protection to intellectual property rights than the United States or the Netherlands. Our failure to obtain or maintain adequate protection of our intellectual property rights for any reason could have a material adverse effect on our business, results of operations and financial condition.

We have applied for patent protection relating to certain existing and proposed products and processes. While we generally apply for patents in those countries where we intend to make, have made, use or sell patented products, we may not accurately predict all of the countries where patent protection will ultimately be desirable. If we fail to timely file a patent application in any such country, we may be precluded from doing so at a later date. Furthermore, we cannot assure you that any of our patent applications will be approved. We also cannot assure you that the patents issuing as a result of our foreign patent applications will have the same scope of coverage as our United States patents. The patents we own could be challenged, invalidated or circumvented by others and may not be of sufficient scope or strength to provide us with any meaningful protection or commercial advantage. Further, we cannot assure you that competitors will not infringe our patents, or that we will have adequate resources to enforce our patents.

We also rely on unpatented proprietary technology. It is possible that others will independently develop the same or similar technology or otherwise obtain access to our unpatented technology. To protect our trade secrets and other proprietary information, we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. We cannot assure you that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. If we are unable to maintain the proprietary nature of our technologies, we could be materially adversely affected.

We rely on our trademarks, trade names and brand names to distinguish our products from the products of our competitors, and have registered or applied to register many of these trademarks. We cannot assure you that our trademark applications will be approved. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition, and could require us to devote resources to advertising and marketing new brands. Further, we cannot assure you that competitors will not infringe our trademarks, or that we will have adequate resources to enforce our trademarks.

We may institute or be named as a defendant in litigation regarding our intellectual property and such litigation may be costly and divert management’s attention and resources.

Any attempts to enforce our intellectual property rights, even if successful, could result in costly and prolonged litigation, divert management’s attention and resources, and materially adversely affect our results of operations and cash flows. The unauthorized use of our intellectual property may adversely affect our results of operations as our competitors would be able to utilize such property without having had to incur the costs of developing it, thus potentially reducing our relative profitability.

Furthermore, we may be subject to claims that we have infringed the intellectual property rights of another. Even if without merit, such claims could result in costly and prolonged litigation, cause us to cease making, licensing or using products or technologies that incorporate the challenged intellectual property, require us to redesign, reengineer or rebrand our products, if feasible, divert management’s attention and resources, and materially adversely affect our results of operations and cash flows. We may also be required to enter into licensing agreements in order to continue using technology that is important to our business, or we may be unable to obtain license agreements on acceptable terms, either of which could negatively affect our financial position, results of operations and cash flows.

Failure to protect our information systems against cyber-attacks or information security breaches could have a material adverse effect on our business.

Information security risks have generally increased in recent years because of the proliferation of new technologies and the increased sophistication and activities of perpetrators of cyber-attacks. A failure in or breach of our information systems as a result of cyber-attacks or information security breaches could disrupt our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs or cause losses. As cyber threats continue to evolve, we may be required to expend additional resources to continue to enhance our information security measures or to investigate and remediate any information security vulnerabilities.

Current liabilities under, as well as the cost of compliance with, environmental, health and safety laws could increase our operating costs and negatively affect our financial condition and results of operations.

Our operations are subject to federal, state and local laws and regulations in the jurisdictions where we do business, which govern, among other things, air emissions, wastewater discharges, the handling, storage and disposal of hazardous substances and wastes, the remediation of contaminated sites, and employee health and safety. At December 31, 2012, we had close-down and environmental restoration costs provisions of €56 million. Future environmental regulations could impose stricter compliance requirements on the industries in which we operate. Additional pollution control equipment, process changes, or other environmental control measures may be needed at some of our facilities to meet future requirements. If we are unable to comply with these laws and regulations, we could incur substantial costs, including fines and civil or criminal sanctions, or costs associated with upgrades to our facilities or changes in our manufacturing processes in order to achieve and maintain compliance.

Financial responsibility for contaminated property can be imposed on us where current operations have had an environmental impact. Such liability can include the cost of investigating and remediating contaminated soil or ground water, fines and penalties sought by environmental authorities, and damages arising out of personal injury, contaminated property and other toxic tort claims, as well as lost or impaired natural resources. Certain environmental laws impose strict, and in certain circumstances joint and several, liability for certain kinds of matters, such that a person can be held liable without regard to fault for all of the costs of a matter even though others were also involved or responsible.

We have accrued, and expect to accrue, costs relating to the above matters that are reasonably expected to be incurred based on available information. However, it is possible that actual costs may differ, perhaps significantly, from the amounts expected or accrued. Similarly, the timing of those expenditures may occur faster than anticipated. These differences could negatively affect our financial position, results of operations and cash flows.

Other legal proceedings or investigations, or changes in applicable laws and regulations, could increase our operating costs and negatively affect our financial condition and results of operations.

In addition to the matters described above, we may from time-to-time be involved in, or be the subject of, disputes, proceedings and investigations with respect to a variety of matters, including matters related to personal injury, intellectual property, employees, taxes, contracts, anti-competitive or anti-corruption practices as well as other disputes and proceedings that arise in the ordinary course of business. It could be costly to address these claims or any investigations involving them, whether meritorious or not, and legal proceedings and investigations could divert management’s attention as well as operational resources, negatively affecting our financial position, results of operations and cash flows. Additionally, as with the environmental laws and regulations, other laws and regulations which govern our business are subject to change at any time. Compliance with changes to existing laws and regulations could have a material adverse effect on our financial position, results of operations and cash flows.

Product liability claims against us could result in significant costs and could materially adversely affect our reputation and our business.

If any of the products that we sell are defective or cause harm to any of our customers, we could be exposed to product liability lawsuits and/or warranty claims. If we were found liable under product liability claims or are obligated under warranty claims, we could be required to pay substantial monetary damages. We believe we possess adequate product liability insurance to match our level of exposure. However, even if we successfully defend ourselves against these types of claims, we could still be forced to spend a substantial amount of money in litigation expenses, our management could be required to devote significant time and attention to defending against these claims, and our reputation could suffer, any of which could harm our business.

Our operations present significant risk of injury or death.

Because of the heavy industrial activities conducted at our facilities, there exists a risk of injury or death to our employees or other visitors, notwithstanding the safety precautions we take. Our operations are subject to regulation by national, state and local agencies responsible for employee health and safety, which has from time to time levied fines against us for certain isolated incidents. While such fines have not been material and we have in place policies to minimize such risks, we may nevertheless be unable to avoid material liabilities for any employee death or injury that may occur in the future, and any such incidents may materially adversely impact our reputation. Over the last three years, none of the incidents resulting in employee fatalities or significant injuries have resulted in significant disruptions of operations, losses or liabilities.

The insurance that we maintain may not fully cover all potential exposures.

We maintain property, casualty and workers’ compensation insurance, but such insurance does not cover all risks associated with the hazards of our business and is subject to limitations, including deductibles and maximum liabilities covered. We may incur losses beyond the limits, or outside the coverage, of our insurance policies, including liabilities for environmental compliance or remediation. In addition, from time to time, various types of insurance for companies in our industries have not been available on commercially acceptable terms or, in some cases, have not been available at all. In the future, we may not be able to obtain coverage at current levels, and our premiums may increase significantly on coverage that we maintain.

Increases in our effective tax rate and exposures to additional income tax liabilities due to audits could materially adversely affect our business.

We operate in multiple tax jurisdictions and pay tax on our income according to the tax laws of these jurisdictions. Various factors, some of which are beyond our control, determine our effective tax rate and/or the amount we are required to pay, including changes in or interpretations of tax laws in any given jurisdiction, our ability to use net operating loss and tax credit carry forwards and other tax attributes, changes in geographical allocation of income and expense, and our judgment about the realizability of deferred tax assets. Such changes to our effective tax rate could materially adversely affect our financial position, liquidity, results of operations and cash flows.

In addition, due to the size and nature of our business, we are subject to ongoing reviews by taxing jurisdictions on various tax matters, including challenges to positions we assert on our income tax and withholding tax returns. We accrue income tax liabilities and tax contingencies based upon our best estimate of the taxes ultimately expected to be paid after considering our knowledge of all relevant facts and circumstances, existing tax laws, our experience with previous audits and settlements, the status of current tax examinations and how the tax authorities view certain issues. Such amounts are included in income taxes payable, other non-current liabilities or deferred income tax liabilities, as appropriate, and updated over time as more information becomes available. We record additional tax expense in the period in which we determine that the recorded tax liability is less than the ultimate assessment we expect. We are currently subject to audit and review in a number of jurisdictions in which we operate, and further audits may commence in the future.

Our historical and adjusted financial information presented in this prospectus may not be representative of results we would have achieved as an independent company or of our future results.

The historical and adjusted financial information we have included in this prospectus does not necessarily reflect what our results of operations, financial position or cash flows would have been had we been an independent company during the periods presented. For this reason, as well as the inherent uncertainties of our business, the historical and adjusted financial information does not necessarily indicate what our results of operations, financial position, cash flows or costs and expenses will be in the future. Past performance is not necessarily an indicator of future performance. In addition, our financial results as a subsidiary of Rio Tinto may not be indicative of our results as a standalone company, as they may not be directly comparable.

We are principally owned by Apollo Funds, Rio Tinto and FSI, and their interests may conflict with or differ from your interests as a shareholder.

After the completion of this offering, Apollo Funds, Rio Tinto and FSI will continue to own a significant amount of our equity and their interests may not always be aligned with yours. In addition, our directors will be elected by our shareholders at a General Meeting upon a binding nomination by the non-executive directors as described in “Management—Board Structure.” The General Meeting may at all times overrule the binding nature of such nomination by a resolution adopted by a majority of at least two-thirds of the votes cast, provided that such majority represents more than 50% of our issued share capital. Therefore, so long as Apollo Funds, Rio Tinto and FSI in the aggregate hold more than one-third of our outstanding ordinary shares, and vote such shares at the general meeting in accordance with the voting arrangements pursuant to an agreement among the shareholders, the binding nomination of the non-executive directors cannot be overruled by the other holders of our ordinary shares. If the binding nomination is overruled, the non-executive directors may then make a new nomination. If such a nomination has not been made or has not been made in time, this shall be stated in the notice and the General Meeting shall be free to appoint a director in its discretion. Such a resolution of the General Meeting must be adopted by at least two-thirds of the votes cast, provided that such majority represents more than 50% of our issued share capital. As noted above, Apollo Funds, Rio Tinto and FSI will be required to vote the ordinary shares held by them at the general meeting in respect of the election of directors in accordance with certain voting arrangements pursuant to their shareholders agreement with Constellium. See “Certain

Relationships and Related Party Transactions—Amended and Restated Shareholders Agreement.” These shareholders may have interests that are different from yours and they may exercise their voting and other rights in a manner that may be adverse to your interests.

In addition, this concentration of ownership could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which could cause the market price of our ordinary shares to decline or prevent our shareholders from realizing a premium over the market price for their ordinary shares.

Apollo Funds make investments in companies in the ordinary course of Apollo’s business and Apollo Funds currently hold, and may from time to time in the future acquire, controlling interests in businesses engaged in the metals industry that complement or directly or indirectly compete with certain portions of our business. So long as Apollo Funds continue to indirectly own a significant amount of our equity, even if such amount is less than 50%, Apollo Funds will continue to be able to strongly influence or effectively control our business decisions.

We are a foreign private issuer under the U.S. securities laws within the meaning of the NYSE rules. As a result, we will qualify for and may rely on exemptions from certain corporate governance requirements.

As a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act, we are permitted to follow our home country practice in lieu of certain corporate governance requirements of the NYSE, including that (i) a majority of the board of directors consists of independent directors; (ii) the nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (iii) the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. Foreign private issuers are also exempt from certain U.S. securities law requirements applicable to U.S. domestic issuers, including the requirement to file quarterly reports on Form 10-Q and to distribute a proxy statement pursuant to Exchange Act Section 14 in connection with the solicitation of proxies for shareholders meetings.

Immediately following this offering, we may rely on the exemptions for foreign private issuers and follow Dutch corporate governance practices in lieu of some or all of the NYSE corporate governance rules specified above. We currently intend to rely on exemptions from the requirements set out in (i), (ii) and (iii) above, but in the future, we may change what home country corporate governance practices we follow, and, accordingly, which exemptions we will rely on from the NYSE requirements. So long as we qualify as a foreign private issuer, you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

Although we expect that we will continue to maintain our status as a foreign private issuer, we could cease to be a foreign private issuer if a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, including proxy statements pursuant to Section 14 of the Exchange Act. These SEC disclosure requirements are more detailed and extensive than the forms available to a foreign private issuer. In addition, our directors, officers and 10% owners would become subject to insider short-swing profit disclosure and recovery rules under Section 16 of the Exchange Act. We may also be required to modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion and modifications would involve additional costs.

In addition, we would lose our ability to rely upon exemptions from certain NYSE corporate governance requirements that are available to foreign private issuers. In particular, within six months of losing our foreign private issuer status we would be required to have a majority of independent directors and a nominating/corporate governance committee and a compensation committee comprised entirely of independent directors, unless other exemptions are available under the NYSE rules. Any of these changes would likely increase our regulatory and compliance costs and expenses, which could have a material adverse effect on our business and financial results.

We do not comply with all the provisions of the Dutch Corporate Governance Code. This may affect your rights as a shareholder.

We are subject to the Dutch Corporate Governance Code, which applies to all Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere, including the NYSE and Euronext Paris. The Dutch Corporate Governance Code contains principles and best practice provisions for boards of directors, shareholders and general meetings of shareholders, financial reporting, auditors, disclosure, compliance and enforcement standards. The Dutch Corporate Governance Code is based on a “comply or explain” principle. Accordingly, companies are required to disclose in their annual reports, filed in the Netherlands, whether they comply with the provisions of the Dutch Corporate Governance Code and, if they do not comply with those provisions, to give the reasons for such non-compliance. The principles and best practice provisions apply to the board (relating to, among other matters, the board’s role and composition, conflicts of interest and independence requirements, board committees and remuneration), shareholders and the general meeting of shareholders (for example, regarding anti-takeover protection and obligations of a company to provide information to its shareholders), and financial reporting (such as external auditor and internal audit requirements). We have decided not to comply with a number of the provisions of the Dutch Corporate Governance Code because such provisions conflict, in whole or in part, with the corporate governance rules of NYSE and U.S. securities laws that apply to our company whose ordinary shares are traded on the NYSE, or because such provisions do not reflect best practices of global companies listed on the NYSE. This may affect your rights as a shareholder and you may not have the same level of protection as a shareholder in a Dutch company that fully complies with the Dutch Corporate Governance Code. See “Description of Capital Stock—Dutch Corporate Governance Code.”

Risks Related to Our Ordinary Shares and the Offering

There is no existing market for our ordinary shares, and we do not know whether one will develop to provide you with adequate liquidity.

Prior to this offering, there has not been a public market for our ordinary shares. If an active trading market does not develop, you may have difficulty selling any of our ordinary shares that you buy. We cannot predict the extent to which investor interest in our ordinary shares will lead to the development of an active trading market on the NYSE, Euronext Paris or otherwise, or how liquid that market might become. Due to the time difference between New York and Paris, or other reasons, there may be a delay in the commencement of trading of shares on NYSE Euronext Paris. In the event of a delay, investors would not be able to sell or otherwise trade shares on NYSE Euronext Paris during that period. The initial public offering price for the ordinary shares will be determined by negotiations among us, the selling shareholders and the underwriters, and may not be indicative of prices that will prevail in the open market following this offering. See “Underwriting (Conflicts of Interest).” Consequently, you may not be able to sell our ordinary shares at prices equal to or greater than the price paid by you in this offering.

The market price of our ordinary shares may fluctuate significantly, and you could lose all or part of your investment.

The market price of our ordinary shares may be influenced by many factors, some of which are beyond our control and could result in significant fluctuations, including: (i) the failure of financial analysts to cover our ordinary shares after this offering, changes in financial estimates by analysts or any failure by us to meet or exceed any of these estimates; (ii) actual or anticipated variations in our operating results; (iii) announcements by us or our competitors of significant contracts or acquisitions; (iv) the recruitment or departure of key personnel; (v) regulatory and litigation developments; (vi) developments in our industry; (vii) future sales of our ordinary shares; and (viii) investor perceptions of us and the industries in which we operate.

In addition, the stock market in general has experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of certain companies’ securities, securities class action litigation has been instituted against these companies. If any such litigation is instituted against us, it could materially adversely affect our business, results of operations and financial condition.

Transformation into a public company may significantly increase our operating costs and disrupt the regular operations of our business.

This offering will have a significant transformative effect on us. Our business historically has operated as a privately owned company, and we expect to incur significant additional legal, accounting, reporting and other expenses as a result of having publicly traded ordinary shares. We will also incur increased costs or costs which we have not incurred previously, including, but not limited to, costs and expenses for directors’ fees, directors and officers liability insurance, investor relations and various other costs of a public company. The additional demands associated with being a public company may disrupt the regular operations of our business by diverting the attention of our senior management team away from revenue producing activities to management and administrative oversight, adversely affecting our ability to identify and complete business opportunities and increasing the difficulty we face in both retaining professionals and managing and growing our businesses. Any of these effects could materially harm our business, results of operations and financial condition.

We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as amended, as well as rules implemented by the SEC and the NYSE. We expect these rules and regulations to increase our legal and financial compliance costs and make some management and corporate governance activities more time-consuming and costly. For example, these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. This could have a material adverse impact on our ability to recruit and bring on qualified independent directors.

Sales of substantial amounts of our ordinary shares in the public market, or the perception that these sales may occur, could cause the market price of our ordinary shares to decline.

Sales of substantial amounts of our ordinary shares in the public market, or the perception that these sales may occur, could cause the market price of our ordinary shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Prior to the completion of the offering, we expect to amend our Amended and Restated Articles of Association to provide authorization to issue up to 398,500,000 Class A ordinary shares, 1,500,000 Class B ordinary shares. A total of 99,589,338 Class A ordinary shares, 964,189 Class B ordinary shares will be outstanding upon the completion of this offering. All of the ordinary shares sold in this offering will be freely transferrable without restriction or further registration. We may issue ordinary shares or other securities from time to time as consideration for, or to finance, future acquisitions and investments or for other capital needs. We cannot predict the size of future issuances of our shares or the effect, if any, that future sales and issuances of shares would have on the market price of our ordinary shares. If any such acquisition or investment is significant, the number of ordinary shares or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be substantial and may result in additional dilution to our shareholders. We may also grant registration rights covering ordinary shares or other securities that we may issue in connection with any such acquisitions and investments.

Any shareholder acquiring 30% or more of our voting rights may be required to make a mandatory takeover bid or be subject to voting restrictions.

Under Dutch law, if a party directly or indirectly acquires control of a Dutch company, all or part of whose shares are admitted to trading on a regulated market, that party may be required to make a public offer for all other shares of the company (mandatory takeover bid). “Control” is defined as the ability to exercise, whether or not in concert with others, at least 30% of the voting rights at a general meeting of shareholders. Controlling shareholders existing before this offering are generally exempt from this requirement, unless their controlling interest drops below 30% and then increases again to 30% or more. The purpose of this requirement is to protect the interests of minority shareholders. Any shareholder acquiring 30% or more of our voting rights may be limited in its ability to vote on our ordinary shares.

Provisions of our organizational documents and applicable law may impede or discourage a takeover, which could deprive our investors of the opportunity to receive a premium for their ordinary shares or to make changes in our board of directors.

Several provisions of our Amended and Restated Articles of Association and the laws of the Netherlands could make it difficult for our shareholders to change the composition of our board of directors, thereby preventing them from changing the composition of our management. In addition, the same provisions may discourage, delay or prevent a merger, consolidation or acquisition that shareholders may consider favorable. Provisions of our Amended and Restated Articles of Association impose various procedural and other requirements, which could make it more difficult for shareholders to effect certain corporate actions. These anti-takeover provisions could substantially impede the ability of our shareholders to benefit from a change in control and, as a result, may materially adversely affect the market price of our ordinary shares and your ability to realize any potential change of control premium.

Our general meeting of shareholders has empowered our board of directors to issue shares and restrict or exclude preemptive rights on those shares for a period of five years. Accordingly, an issue of new shares may make it more difficult for a shareholder to obtain control over our general meeting of shareholders.

In addition, because certain of our products may have applications in the defense sector, we may be subject to rules and regulations in France and other jurisdictions that could impede or discourage a takeover or other change in control of Constellium or its subsidiaries. In particular, Constellium supplies aluminum alloy products, such as plates, sheets, profiles, tubes and castings, and related services and R&D activities in connection with aerospace and defense programs in France. As a result, a controlling investment in Constellium or certain of Constellium’s French subsidiaries, or the purchase of assets constituting a business which produces products or provides services with applications in the defense sector, by a company or individual that is considered to be foreign or non-resident in France may be subject to the French Monetary and Financial Code, which requires prior authorization of the French Ministry of Economy.

You will suffer an immediate and substantial dilution in the net tangible book value of the ordinary shares you purchase.

The offering price is substantially higher than the adjusted net tangible book value per share of the outstanding ordinary shares immediately after the completion of this offering. Accordingly, based on a public offering price of $18.00 per share, purchasers of ordinary shares in this offering will experience immediate and substantial dilution of approximately $20.60 per share in the adjusted net tangible book value of the ordinary shares. See “Dilution.”

Because we currently have no plans to pay regular dividends on our ordinary shares for the foreseeable future, you may not receive any return on your investment unless you sell your ordinary shares for a price greater than that which you paid for it.

We currently have no plans to pay regular dividends on our ordinary shares. Any declaration and payment of future dividends to holders of our ordinary shares may be limited by restrictive covenants in our debt agreements, and will be at the sole discretion of our board of directors and will depend on many factors, including our financial condition, earnings, capital requirements, level of indebtedness, cash flows, statutory and contractual restrictions applying to the payment of dividends and other considerations that our board of directors deems relevant. In addition, the agreements governing our current and future indebtedness may restrict our ability to pay dividends on our ordinary shares. As a result, you may not receive any return on your investment unless you sell your ordinary shares for a price greater than that which you paid for it.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

We cannot specify with certainty all of the particular uses of the net proceeds we will receive from this offering. Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in “Use of Proceeds.” Accordingly, you will have to rely on the judgment of our management with respect to the use of the proceeds, with only limited information concerning management’s specific intentions. Our management may spend a portion or all of the net proceeds from this offering in ways that our shareholders may not desire or that may not yield a favorable return. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

United States civil liabilities may not be enforceable against us.

We are incorporated under the laws of the Netherlands and substantial portions of our assets are located outside of the United States. In addition, certain members of our board, our officers and certain experts named herein reside outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such other persons residing outside the United States, or to enforce outside the United States judgments obtained against such persons in U.S. courts in any action, including actions predicated upon the civil liability provisions of the U.S. federal securities laws. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, rights predicated upon the U.S. federal securities laws.

There is no treaty between the United States and the Netherlands for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be enforceable in the Netherlands unless the underlying claim is re-litigated before a Dutch court. Under current practice however, a Dutch court will generally grant the same judgment without a review of the merits of the underlying claim if (i) that judgment resulted from legal proceedings compatible with Dutch notions of due process, (ii) that judgment does not contravene public policy of the Netherlands and (iii) the jurisdiction of the United States federal or state court has been based on internationally accepted principles of private international law.

Based on the foregoing, there can be no assurance that U.S. investors will be able to enforce against us or members of our board of directors, officers or certain experts named herein who are residents of the Netherlands or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

In addition, there is doubt as to whether a Dutch court would impose civil liability on us, the members of our board of directors, our officers or certain experts named herein in an original action predicated solely upon the U.S. federal securities laws brought in a court of competent jurisdiction in the Netherlands against us or such members, officers or experts, respectively.

In connection with this offering, we converted from a Dutch private limited liability company to a Dutch public limited liability company. The rights of our shareholders may be different from the rights of shareholders governed by the laws of U.S. jurisdictions.

In connection with this offering we converted from a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) to a Dutch public limited liability company (naamloze vennootschap). Our corporate affairs will be governed by our Amended and Restated Articles of Association and by the laws governing companies incorporated in the Netherlands. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. In the performance of its duties, our board of directors is required by Dutch law to consider the interests of our company, its shareholders, its employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder. See “Description of Capital Stock—Dutch Corporate Governance Code” and “Description of Capital Stock—Differences in Corporate Law.”

Although shareholders will have the right to approve legal mergers or demergers, Dutch law does not grant appraisal rights to a company’s shareholders who wish to challenge the consideration to be paid upon a legal merger or demerger of a company. In addition, if a third party is liable to a Dutch company, under Dutch law shareholders generally do not have the right to bring an action on behalf of the company or to bring an action on their own behalf to recover damages sustained as a result of a decrease in value, or loss of an increase in value, of their stock. Only in the event that the cause of liability of such third party to the company also constitutes a tortious act directly against such stockholder and the damages sustained are permanent, may that stockholder have an individual right of action against such third party on its own behalf to recover damages. The Dutch Civil Code provides for the possibility to initiate such actions collectively. A foundation or an association whose objective, as stated in its articles of association, is to protect the rights of persons having similar interests, may institute a collective action. The collective action cannot result in an order for payment of monetary damages but may result in a declaratory judgment (verklaring voor recht), for example, declaring that a party has acted wrongfully or has breached a fiduciary duty. The foundation or association and the defendant are permitted to reach (often on the basis of such declaratory judgment) a settlement which provides for monetary compensation for damages. A designated Dutch court may declare the settlement agreement binding upon all the injured parties with an opt-out choice for an individual injured party. An individual injured party, within the period set by the court, may also individually institute a civil claim for damages if such injured party is not bound by a collective agreement.

The provisions of Dutch corporate law and our Amended and Restated Articles of Association have the effect of concentrating control over certain corporate decisions and transactions in the hands of our board of directors. As a result, holders of our shares may have more difficulty in protecting their interests in the face of actions by members of the board of directors than if we were incorporated in the United States.

Exchange rate fluctuations may adversely affect the foreign currency value of the ordinary shares and any dividends.

The ordinary shares will be quoted in U.S. dollars on the NYSE and in euros on Euronext Paris. Our financial statements are prepared in euros. Fluctuations in the exchange rate between euros and the U.S. dollar will affect, among other matters, the U.S. dollar value and the euro value of the ordinary shares and of any dividends.

If securities or industry analysts do not publish research or reports or publish unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our ordinary shares will depend in part on the research and reports that securities or industry analysts publish about us, our business or our industry. We have limited, and may never obtain significant, research coverage by securities and industry analysts. If no additional securities or industry analysts commence coverage of our company, the trading price for our shares could be negatively affected. In the event we obtain additional securities or industry analyst coverage, if one or more of the analysts who covers us downgrades our stock, our share price will likely decline. If one or more of these analysts, or those who currently cover us, ceases to cover us or fails to publish regular reports on us, interest in the purchase of our shares could decrease, which could cause our stock price or trading volume to decline.

We may be classified as a passive foreign investment company for U.S. federal income tax purposes, which could subject U.S. investors in our ordinary shares to significant adverse U.S. federal income tax consequences.

A foreign corporation will be a passive foreign investment company for U.S. federal income tax purposes (a “PFIC”) in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look-through rules,” either (i) at least 75% of its gross income is “passive income,” or (ii) at least 50% of its assets produce or are held for the production of “passive income.” For this purpose, “passive income” generally includes dividends, interest, royalties and rents and certain other categories of income, subject to certain exceptions. We believe that we will not be a PFIC for the current taxable year and that we have not been a PFIC for prior taxable years and we expect that we will not become a PFIC in the foreseeable future, although there can be no assurance in this regard. The determination of whether we are a PFIC is a fact-intensive determination that includes ascertaining the fair market value (or, in certain circumstances, tax basis) of all of our assets on a quarterly basis and the character of each item of income we earn. This determination is made annually and cannot be completed until the close of a taxable year. It depends upon the portion of our assets (including goodwill) and income characterized as passive under the PFIC rules. Accordingly, it is possible that we may become a PFIC due to changes in our income or asset composition or a decline in the market value of our equity. Because PFIC status is a fact-intensive determination, no assurance can be given that we are not, have not been, or will not become, classified as a PFIC.

If we were to be classified as a PFIC in any taxable year, U.S. Holders (as defined in “Material Tax Consequences—Material U.S. Federal Income Tax Consequences”) generally would be subject to special tax rules that could result in materially adverse U.S. federal income tax consequences. Further, prospective investors should assume that a “qualified electing fund” election, which, if made, could serve as an alternative to the general PFIC rules and could reduce any adverse consequences to U.S. Holders if we were to be classified as a PFIC, will not be available because we do not intend to provide U.S. Holders with the information needed to make such an election. A mark-to-market election may be available, however, if our ordinary shares are regularly traded. For more information, see the section titled “Material Tax Consequences—Material U.S. Federal Income Tax Consequences—Passive Foreign Investment Company Consequences” and consult your tax advisor concerning the U.S. federal income tax consequences of acquiring, owning or disposing of our ordinary shares if we are or become classified as a PFIC.

IMPORTANT INFORMATION AND CAUTIONARY STATEMENT REGARDING

FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify certain forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” “likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from the forward-looking statements contained in this prospectus.

Important factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements are disclosed under the heading “Risk Factors” and elsewhere in this prospectus, including, without limitation, in conjunction with the forward-looking statements included in this prospectus. All forward-looking statements in this prospectus and subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Some of the factors that we believe could materially affect our results include:

•	our ability to implement our business strategy, including our productivity and cost reduction initiatives;

•	our susceptibility to cyclical fluctuations in the metals industry, our end-markets and our customers’ industries, and changes in general economic conditions;

•	the highly competitive nature of the metals industry and the risk that aluminum will become less competitive compared to alternative materials;

•	the possibility of unplanned business interruptions and equipment failure;

•	adverse conditions and disruptions in European economies;

•	the risk associated with being dependent on a limited number of suppliers for a substantial portion of our primary and scrap aluminum;

•	the risk that we may be required to bear increases in operating costs under our multi-year contracts with customers, or certain fixed costs in the event of early termination of contracts;

•	competition and consolidation in the industries in which we operate;

•	our ability to maintain and continuously improve our information technology and operational systems and financial reporting and internal controls;

•	our ability to manage our labor costs and labor relations and attract and retain qualified employees;

•

the risk that regulation and litigation pose to our business, including our ability to maintain required licenses and regulatory approvals and comply with applicable laws and regulations, and the effects of potential changes in governmental regulations;

•	risk associated with our global operations, including natural disasters and currency fluctuations;

•	changes in our effective income tax rate or accounting standards;

•	costs or liabilities associated with environmental, health and safety matters; and

•	the other factors presented under the heading “Risk Factors.”

We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this prospectus may not in fact occur. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

USE OF PROCEEDS

We expect to receive total estimated net proceeds, after deducting estimated underwriting discounts and commissions and expenses, of approximately $180 million from the offering (equivalent to €141 million based on March 31, 2013 exchange rates), based on the midpoint of the range set forth on the cover page of this prospectus. Each $1.00 increase (decrease) in the public offering price per ordinary share would increase (decrease) our net proceeds, after deducting estimated underwriting discounts and commissions and expenses, by approximately $10.5 million. Each increase (decrease) of 1.0 million in the number of ordinary shares offered by us would increase (decrease) our net proceeds, after deducting estimated underwriting discounts and commissions and expenses, by approximately $17 million.

We are conducting this offering in order to provide liquidity for our existing shareholders, to enhance our profile through a public market listing and to raise funds that will increase our financial flexibility. We intend to use the net proceeds of this offering for general corporate purposes, which may include working capital, capital expenditures, repayment of debt and funding acquisition opportunities that may become available to us from time to time. Prior to their application, the net proceeds may be invested in short-term investments. Our management will have broad discretion over the uses of the net proceeds received in this offering.

Certain of the underwriters and/or their affiliates act in various capacities and/or are lenders under our Term Loan. Certain of the underwriters and/or their affiliates act in various capacities and/or are lenders under our U.S. Revolving Credit Facility. To the extent the proceeds of this offering are used to repay borrowings under our Term Loan or U.S. Revolving Credit Facility, each such entity will receive its proportionate share of the repayment of such borrowings. See “Underwriting (Conflicts of Interest).”

We will not receive any of the net proceeds from the sale of ordinary shares by the selling shareholders. For information on the selling shareholders, see “Principal and Selling Shareholders.” In the aggregate, the selling shareholders will receive approximately $200 million of the gross proceeds of this offering, assuming the shares are offered at $18.00 per share, the midpoint of the range set forth on the cover page of this prospectus, prior to deducting estimated underwriting discounts and commissions.

DIVIDEND POLICY

We do not currently anticipate paying dividends on our ordinary shares following this offering and instead may retain any earnings for future operations and expansion and debt repayment. Any declaration and payment of future dividends to holders of our ordinary shares will be at the discretion of our board of directors and will depend on many factors, including our financial condition, earnings, capital requirements, level of indebtedness, statutory future prospects and contractual restrictions applying to the payment of dividends and other considerations that our board of directors deems relevant. In general, any payment of dividends must be made in accordance with our Amended and Restated Articles of Association and the requirements of Dutch law. Under Dutch law, payment of dividends and other distributions to shareholders may be made only if our shareholders’ equity exceeds the sum of our called up and paid-in share capital plus the reserves required to be maintained by law and by our Amended and Restated Articles of Association.

Generally, we rely on dividends paid to us, or funds otherwise distributed or advanced to us, by our subsidiaries to fund the payment of dividends, if any, to our shareholders. In addition, restrictions contained in the agreements governing our outstanding indebtedness limit our ability to pay dividends on our ordinary shares and limit the ability of our subsidiaries to pay dividends to us. Future indebtedness that we may incur may contain similar restrictions.

On March 28, 2013, we made a distribution of share premium to our Class A and Class B1 shareholders of approximately €103 million (with an additional distribution to our class B2 shareholders of €392,000 to follow prior to the completion of this offering).

Our board of directors further approved a distribution of profits of an additional approximately €147 million to our existing Class A, Class B1 and Class B2 shareholders. Due to certain European tax and accounting restrictions, however, we do not anticipate paying such additional distribution to our existing shareholders until after the completion of this offering. Consequentially, in order to facilitate the payment of such distribution, we have issued preference shares to our existing Class A, Class B1 and Class B2 shareholders. These preference shares entitle their holders to receive distributions in priority to ordinary shareholders in the aggregate amount of approximately €147 million in proportion to the percentage ownership of our existing shareholders immediately prior to the completion of this offering. We currently anticipate being able to pay such distribution shortly after the completion of this offering.

Once the aggregate amount of approximately €147 million has been paid on the preference shares, all rights attached to the preference shares, including voting rights and rights to profit, will automatically and immediately become equal to the rights attached to the ordinary shares. However, the holders of the preference shares will not likely have an opportunity to exercise or benefit from any of these rights as we have agreed with our existing shareholders to repurchase the preference shares for no consideration simultaneously with or shortly after the payment in full of the distribution amount of approximately €147 million. Our Amended and Restated Articles of Association and Dutch law provide that so long as the preference shares are held by the Company, they will have no voting rights and no right to profits.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2012 on:

1.	an historical basis;

2.	an adjusted basis to give effect, as if they had occurred on December 31, 2012, to

•	the March 25, 2013 refinancing of the Original Term Loan with proceeds from our Term Loan, as described in “Description of Certain Indebtedness”, including €10 million of fees associated with the issuance of the Term Loan and €8 million of breakage costs associated with the early repayment of the Original Term Loan of principal amount of €151 million, excluding €13 million of unamortised financing costs;

•	the distribution on March 28, 2013 of an aggregate of €103 million to our existing shareholders, paid out of share premium reserves, including the anticipated distribution, prior to consummation of this offering, of an additional approximately €0.4 million to our Class B2 shareholders;

•	the reacquisition by the company of ordinary shares issued under our legacy management equity plan, at an acquisition amount of approximately €0.9 million, in connection with our decision to freeze new participation in the plan in anticipation of this offering, as described in “Management—Management Equity Plan”;

•	the anticipated issuance, prior to the consummation of this offering, of preference shares to our existing shareholders, and the anticipated distribution of approximately €147 million on such preference shares, which is expected to occur shortly following the consummation of this offering, shown as if it had cash settled on December 31, 2012. Therefore for the purposes of the capitalization table we have assumed the 5 preference shares as reacquired; and

•	the payment of a $20 million (€16 million) termination fee to Apollo under the Apollo Management Agreement.

3.	On an as adjusted, pro forma basis to give effect, as if they had occurred on December 31, 2012, to (a) all events set forth in (2) above; (b) the pro rata share issuance, as described in “Description of Capital Stock”; and (c) the sale of ordinary shares in this offering at an assumed offering price of $18.00 per share (the midpoint of the range set forth on the cover page of this prospectus) and the application of the net proceeds therefrom as set forth under “Use of Proceeds”.

This table should be read in conjunction with “Use of Proceeds,” “Selected Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated financial statements and the related notes thereto, which appear elsewhere in this prospectus. Applicable exchange rates are as of March 31, 2013 of €1 to $1.2820.

	As of December 31, 2012
	Historical	As adjusted	As adjusted pro forma
	(€ in millions)
	(unaudited)
Cash and cash equivalents(1)	142	62 (2)	203 (3)
Current borrowings(4)	18	16	16

Non-current borrowings
Original Term Loan(5)	149	—	—
Term Loan(6)	—	356	356
ABL facility(3)	—	—	_
Other long-term borrowings(7)	4	4	4

Total long-term borrowings	153	360	360

Total borrowings	171	376	376

Share capital(8)	—	—	2
Share premium(9)	98	(152)	4
Retained deficit	(149)	(184)	(201)

Total deficit	(51)	(336)	(195)

Total capitalization(10)	120	40	181

(1)	Cash and cash equivalents include cash in hand and in bank accounts, short-term deposits held on call with banks and highly liquid investments, which are readily convertible into cash, less bank overdrafts repayable on demand if there is a right of offset. To the extent we elect to make prepayments on the Term Loan with proceeds from this offering, as adjusted, pro forma cash and cash equivalents will be reduced by a corresponding amount. As adjusted cash and cash equivalents represents cash and cash equivalents of €142 million at December 31, 2012 adjusted for (i) Term Loan proceeds of €356 million (€75 million and $360 million at a March 31, 2013 exchange rate of 1.2820), less (ii) €10 million of fees in relation to the Term Loan, (iii) repayment of the Original Term Loan principal of €151 million and an €8 million breakage fee in relation to the early repayment of the Original Term Loan, (iv) a distribution of €103 million and preference share payment of approximately €147 million, (v) the Apollo termination fee of $20 million (€16 million) and (vi) reacquisition by us of ordinary shares issued under our legacy management equity plan for approximately €0.9 million. Our pro forma, adjusted cash and cash equivalents represents the adjusted cash and cash equivalents of €62 million adjusted for net proceeds from this offering of $180 million (€141 million at a March 31, 2013 exchange rate of 1.2820).
(2)	Prior to the consummation of this offering we will issue five preference shares to our current shareholders that will each represent the right to receive their pro rata portion of the remaining approximately €147 million distribution which has been previously declared but remains unpaid at the date of this prospectus, and the existing shareholders have no other material rights nor any further claims on the equity of the Company. As the distribution of the approximately €147 million to the preference shareholders is expected to occur on or very shortly after the completion of this offering and the effectiveness of the Registration Statement, we have therefore shown the preference shares not as a current liability but as a deduction of cash and cash equivalents in the “As Adjusted” column.
(3)	As of March 31, 2013, our cash and cash equivalents was approximately €165 million and €34 million of our ABL facility was drawn.

(4)	Represents amounts drawn under the Ravenswood LLC revolving credit facility of €16 million and €2 million drawn under the Original Term Loan facility. €2 million was subsequently repaid in full in conjunction with the refinancing of the Original Term Loan in March 2013.
(5)	Represents the principal amount of borrowings of €149 million drawn down under the Original Term Loan due May 2018, excluding €13 million of unamortized financing costs and €2 million classified as current borrowings, which was repaid in full with proceeds from the Term Loan. The unamortized financing costs represent a book adjustment to the principal amount. The cash impact of the repayment was €151 million of principal and €8 million of breakage fees, which is expensed through our retained deficit.
(6)	Represents the $360 million and €75 million term loan facility entered into on March 25, 2013, which was utilized in part for the distribution of €103 million to our shareholders on March 28, 2013 and also for the repayment of the Original Term Loan. To the extent we elect to make prepayments on the Term Loan with proceeds from this offering, the principal amount outstanding under the Term Loan will be reduced by a corresponding amount. Fees and expenses of the new Term Loan totalled €10 million.
(7)	Represents other miscellaneous borrowings.
(8)	Represents the issuance of a total of Class A ordinary shares of 83,945,965, Class B1 ordinary shares of 815,252 and Class B2 ordinary shares of 923,683 pursuant to the pro rata share issuance described in the section “Recapitalization and Conversion of Capital Stock in Connection with this Offering” of this Registration Statement in addition to five additional preference shares at €0.02 par value for no cash consideration and the offering herewith. Our authorized, issued and outstanding share capital is as follows:

	December 31, 2012	As adjusted	Pro forma as adjusted
Authorized	17,500,000	17,500,000	400,000,005
Issued and outstanding	3,788,881	3,757,516	100,553,527

As adjusted share capital reflects the retirement of 31,365 Stichting shares. We have adjusted for the issuance of 5 preference shares and the retirement of shares on payment of the €147 million distribution. Pro forma as adjusted share capital further reflects the pro rata share issuance of 85,684,900 shares and shares offered hereby of 11,111,111. Our issued and outstanding share capital in our financial statements reflects 3,788,881 share capital adjusted for the pro rata share issuance of 85,684,900 shares.

(9)	Our as adjusted share premium reflects €98 million share premium at December 31, 2012 adjusted for payment of €103 million of distribution and approximately €147 million of distribution to our preference shareholders, as described in (2) above. Pro forma adjusted share premium is adjusted for the gross proceeds from this offering in excess of the nominal value of our shares issued which amounts to €156 million. Our as adjusted retained deficit reflects retained deficit at December 31, 2012 of €(149) million adjusted for €10 million of debt issuance fees, €8 million of breakage fees, Apollo termination fee of $20 million (€16 million) and approximately €0.9 million reacquisition of ordinary shares under our legacy management equity plan. Pro forma adjusted retained deficit is further adjusted for the €2 million issuance of new shares and €15 million of fees and expenses in relation to this offering.
(10)	Total capitalization is total borrowings and total deficit.

As of December 31, 2012, €171 million of our borrowings are secured and guaranteed. On an as adjusted and as adjusted pro forma basis, €376 million of our borrowings are secured and guaranteed.

DILUTION

If you invest in our ordinary shares, your interest will be diluted by the amount by which the offering price per share paid by the purchasers of ordinary shares in this offering exceeds the net tangible book value per ordinary share following this offering. As of December 31, 2012, our net tangible book value was approximately $(74) million, or $(0.83) per ordinary share. Net tangible book value per share equals total consolidated tangible assets minus total consolidated liabilities divided by the number of ordinary shares outstanding.

Our net tangible book value as of December 31, 2012 would have been approximately $(261 million), or $(2.60) per ordinary share, after giving effect to (a) the March 25, 2013 refinancing of the Original Term Loan with proceeds from our Term Loan, as described in “Description of Certain Indebtedness”; (b) the distribution of €103 million to our Class A and Class B1 shareholders on March 28, 2013; (c) the distribution of approximately €392,000 to our Class B2 shareholders which will be made prior to the offering; (d) the reacquisition by the Company of ordinary shares issued under our legacy management equity plan, at an acquisition amount of approximately €900,000, in connection with our decision to freeze new participation in the plan in anticipation of this offering, as described in “Management—Management Equity Plan”; (e) the pro rata share issuance, specifically the issuance of 83,945,965 Class A ordinary shares, 815,252 Class B1 ordinary shares and 923,683 Class B2 ordinary shares to our existing shareholders, as described in “Description of Capital Stock”; and (f) the sale by us of 11,111,111 ordinary shares in this offering at the offering price of $18.00 per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, each as if they had occurred on December 31, 2012.

This represents an immediate increase in the net tangible book value of $1.77 per share to existing shareholders and an immediate dilution in the net tangible book value of $20.60 per share to the investors who purchase our ordinary shares in this offering. Sales of shares by our selling shareholders in this offering do not affect our net tangible book value.

The following table illustrates this per share dilution:

		Per Share
Offering price per ordinary share		$18.00
Net tangible book value per ordinary share as of December 31, 2012	$(0.83)
Increase in adjusted net tangible book value per ordinary share attributable to this offering	1.77

Adjusted net tangible book value per ordinary share this offering		(2.60)

Dilution per ordinary share to new investors(1)		$20.60

(1)	New investors include the purchasers of shares in this offering.

A $1.00 increase (decrease) in the public offering price per ordinary share would increase (decrease) our adjusted net tangible book value by $17 million, after giving effect to this offering, and would increase (or decrease) the dilution per share by $0.22.

The following table summarizes, as of December 31, 2012, the difference between existing shareholders and new investors with respect to the number of ordinary shares purchased from us, the total consideration paid to us for these shares, and the average price per share paid by our existing shareholders and to be paid by the new investors in this offering. The calculation below reflecting the effect of shares purchased by new investors is based on the offering price of $18.00 per share, before deducting underwriting discounts and commissions and estimated offering expenses payable by us in connection with the offering.

If the underwriters exercise their overallotment option to purchase additional ordinary shares in full, the net tangible book value after giving effect to this offering would be ($2.49) per share, and the dilution in net tangible book value per share to investors in this offering would be $20.49 per share.

	Shares Purchased		Total Consideration			Average Price
	Number	Percent	Amount	Percent		Per Share
Existing shareholders	89,442,416	88.7%			%	$
New investors	11,111,111	11.3%	200,000,000		%	$18.00

Total	100,553,527	100.0%		100.0%		$

The foregoing table does not reflect proceeds to be realized by selling shareholders in the offering.

OUR HISTORY AND CORPORATE STRUCTURE

Our History

Constellium Holdco B.V. (formerly known as Omega Holdco B.V.) was incorporated as a Dutch private limited liability company on May 14, 2010. Constellium Holdco B.V. was formed to serve as the holding company for various entities comprising the Alcan Engineered Aluminum Products business unit (the “AEP Business”), which Constellium acquired from affiliates of Rio Tinto on January 4, 2011 (the “Acquisition”).

Upon completion of the Acquisition on January 4, 2011, Constellium Holdco B.V.’s principal shareholders were investment funds affiliated with, or co-investment vehicles that were managed (or the general partners of which were managed) by subsidiaries of, Apollo Global Management, LLC (Apollo Global Management, LLC and its subsidiaries collectively, or any one of such entities individually, “Apollo”), a leading global alternative investment manager; affiliates of Rio Tinto, a leading international mining group, combining Rio Tinto plc, a London listed public company headquartered in the United Kingdom, and Rio Tinto Limited, which is listed on the Australian Stock Exchange, with executive offices in Melbourne (the two companies are joined in a dual listed companies (“DLC”) structure as a single economic entity, called the Rio Tinto Group (“Rio Tinto”)); and Fonds Stratégique d’Investissement, the French public investment fund jointly owned by Caisse des Dépôts et Consignations and the French State specializing in equity financing via direct investments or funds of funds. As used in this prospectus, the term “Apollo Funds” means investment funds affiliated with, or co-investment vehicles that are managed (or the general partners of which are managed) by, Apollo; the term “Rio Tinto” refers to Rio Tinto or an affiliate of Rio Tinto; and the term “FSI” means Fonds Stratégique d’Investissement or other entities affiliated with Fonds Stratégique d’Investissement. Apollo Funds, Rio Tinto and FSI held 51%, 39% and 10%, respectively, of the outstanding shares of Constellium Holdco B.V. at the closing of the Acquisition and in the aggregate subscribed for a total of $125 million of equity in Constellium. Apollo Funds, Rio Tinto and FSI continue to be our principal shareholders.

As of December 31, 2012, approximately 6.85% of the outstanding shares of Constellium Holdco B.V. were held by Omega Management GmbH & Co. KG (“Management KG”), which was formed in connection with a management equity plan to facilitate equity ownership by Constellium’s management team. Under the terms of the management equity plan described in “Management—Management Equity Plan,” a total of 55 of our current and former directors, officers and employees have invested in the company. The partnership agreement provides that Management KG (represented by its general partner) exercises its voting rights in the Constellium Holdco B.V. shares always pro rata in the same proportion and in the same manner as Apollo Funds, Rio Tinto and FSI exercise their respective votes in respect of such matter. In connection with this offering, however, the partnership agreement of Management KG will be amended to provide that the Constellium shares held by Management KG will be voted in the discretion of the advisory board at the level of the general partner of Management KG.

At the closing of the Acquisition, Apollo Omega (Lux) S.à r.l. (“Apollo Omega”) and FSI also committed to provide a $275 million (€212 million) delayed draw bridge term loan to Constellium Holdco B.V., of which $185 million (€143 million at the year-end exchange rate) was drawn at and following such closing to fund various one-time, non-recurring costs expected in the first 18-months post-closing. The amounts outstanding under this term loan were subsequently repaid in full, and this term loan was terminated in connection with Constellium’s entry into the Original Term Loan described below.

On October 10, 2011, we and Rio Tinto agreed on certain post-closing purchase price adjustments that resulted in a net payment by Rio Tinto to Constellium Holdco B.V. of $6 million (€4 million) plus a settlement of inter-company balances of $6 million (€4 million). We received a net amount of $12 million (€9 million). On December 30, 2011, we disposed of substantially all of our interests in AIN, our specialty chemicals and raw materials supply chain services division, to CellMark AB. We are currently engaged in discussions with CellMark regarding certain post-closing purchase price adjustments relating to the disposition.

On May 25, 2012, we secured external financing from a group of lenders in the form of a six-year term loan for $200 million (€151 million at the year-end exchange rate). Proceeds from the Original Term Loan were used to repay the term loan facility provided by Apollo Omega and FSI discussed above. Concurrently, we entered into a new revolving credit facility (“ABL”) in the United States replacing the previous facility. See “Description of Certain Indebtedness.”

On March 25, 2013, we refinanced the Original Term Loan with the proceeds of a seven-year term loan in the aggregate amount of $360 million and €75 million borrowed by Constellium Holdco B.V. and Constellium France S.A.S. from a group of lenders. The proceeds from the Term Loan were used to repay the Original Term Loan (which facility was thereafter terminated) and pay fees and expenses associated with the refinancing and the remainder will be used towards funding of the distributions to our shareholders of record prior to completion of this offering of approximately €250 million in the aggregate.

Immediately prior to the consummation of this offering, Constellium Holdco B.V. was converted into a Dutch public limited liability company and renamed Constellium N.V. We do not expect this conversion to have any impact on our financial statements nor on our shareholders going forward. Any references to Dutch law and Amended and Restated Articles of Association are references to Dutch law and the articles of association as applicable following the conversion.

Corporate Structure

The following diagram summarizes our corporate structure (including our significant subsidiaries) after giving effect to our initial public offering and the selling shareholder private sale:

(1)	Such shareholder also holds preference shares as described under “Summary—Recent Developments—New Term Loan, Application of Term Loan Proceeds and Issuance of Preference Shares.”

SELECTED FINANCIAL INFORMATION

The following tables set forth our historical combined and consolidated financial data.

On January 4, 2011, Omega Holdco B.V., which later changed its name to Constellium Holdco B.V. (referred to in this prospectus as the “Successor”) acquired the Alcan Engineered Aluminum Products business unit (the “AEP Business” or the “Predecessor”) from affiliates of Rio Tinto (the “Acquisition”). For comparison purposes, our results of operations for the years ended December 31, 2011 and 2012 are presented alongside the results of operations of the Predecessor for the years ended December 31, 2009 and 2010. However, our Successor and Predecessor periods are not directly comparable due to the impact of the application of purchase accounting and the preparation of the Predecessor accounts on a carve-out basis. The financial position, results of operations and cash flows of the Predecessor do not necessarily reflect what our financial position or results of operations would have been if we had been operated as a stand-alone entity during the periods covered by the Predecessor financial statements and are not indicative of our future results of operations and financial position.

The selected historical financial information of the Predecessor as of and for the years ended December 31, 2009 and 2010 has been derived from the audited combined financial statements included elsewhere in this prospectus. The Predecessor financial information has been prepared to present the assets, liabilities, revenues and expenses of the combined AEP Business on a standalone basis up to the date of divestment from Rio Tinto.

The selected historical financial information of the Successor as of and for the years ended December 31, 2011 and 2012 has been derived from the audited consolidated financial statements.

The audited combined and consolidated financial statements included elsewhere in this prospectus have been prepared according to the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

Unless otherwise indicated, all share and per share numbers have been retroactively adjusted to reflect the issuance of 22.8 additional shares for each outstanding share, as if it had occurred January 4, 2011.

You should base your investment decision on a review of the entire prospectus. In particular, you should read the following data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical combined and consolidated financial statements, including the notes to those combined and consolidated financial statements, which appear elsewhere in this prospectus.

	Predecessor as of and for the year ended December 31,			Successor as of and for the year ended December 31,
(€ in millions other than per share and per ton data)	2008	2009	2010	2011	2012
Statement of income data:
Revenue	3,318	2,292	2,957	3,556	3,610
Gross profit	50	42	242	321	478
Operating profit/(loss)	(825)	(240)	(248)	(59)	257
Profit/(loss) for the period—continuing operations	(639)	(215)	(209)	(166)	142
Profit/(loss) for the period	(644)	(218)	(207)	(174)	134
Profit/(loss) per share—basic and diluted	n/a	n/a	n/a	(2.0)	1.5
Profit/(loss) per share—basic and diluted—continuing operations	n/a	n/a	n/a	(1.9)	1.6
Pro forma profit per share—basic and diluted—continuing operations	—	—	—	—	1.4

Weighted average number of shares outstanding	n/a	n/a	n/a	89,338,433	89,442,416
Pro forma weighted average number of shares outstanding	n/a	n/a	n/a	n/a	100,553,532

Dividends per ordinary share (euro)	—	—	—	—	—
Balance sheet data:
Total assets	2,583	2,040	1,837	1,612	1,631
Net liabilities or total invested equity	227	108	199	(113)	(47)
Share capital	n/a	n/a	n/a	—	—
Pro forma balance sheet data:
Total assets	—	—	—	—	1,631
Net liabilities	—	—	—	—	(297)
Share capital	—	—	—	—	—
Other operational and financial data (unaudited):
Net trade working capital(1)	n/a	416	519	381	289
Capital expenditure	127	61	51	97	126
Volumes (in KT)	1,058	868	972	1,058	1,033
Revenue per ton	3,136	2,641	3,042	3,361	3,495

(1)	Net trade working capital represents total inventories plus trade receivables less trade payables.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis, or MD&A, is based principally on our audited combined financial statements as of and for the year ended December 31, 2010, which we refer to in this section as the “Predecessor Period,” and our audited consolidated financial statements as of and for the years ended December 31, 2011 and 2012, which we refer to in this section as the “Successor Period,” which appear elsewhere in this prospectus. The following discussion is to be read in conjunction with “Selected Financial Information,” “Business” and our audited combined and consolidated financial statements and the notes thereto, which appear elsewhere in this prospectus.

The following discussion and analysis includes forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from those expressed or implied by our forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this prospectus. See in particular “Important Information and Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.”

Introduction

The following MD&A is provided to supplement the audited combined and consolidated financial statements and the related notes included elsewhere in this prospectus to help provide an understanding of our financial condition, changes in financial condition and results of our operations. The MD&A is organized as follows:

•

Basis of Preparation. This section provides a description of the financial statements included in this prospectus, detailing the method of preparation of the period prior to the Acquisition in the audited combined financial statements of the Predecessor (as defined below) and after the Acquisition (as defined below) on January 4, 2011 in our audited consolidated financial statements.

•

Company Overview. This section provides a general description of our business as well as an introduction to our operating segments, key factors influencing our financial condition and results of operations, and our Key Performance Indicators, in addition to recent developments that we believe are necessary to understand our financial condition and results of operations and to anticipate future trends in our business.

•	Results of Operations. This section provides a discussion of the results of operations on a historical basis for each of our fiscal periods in the years ended December 31, 2010, 2011 and 2012.

•	Covenant Compliance and Financial Ratios. This section provides a reconciliation of our Adjusted EBITDA to our net income/loss for the period as required under our financing facilities.

•	Liquidity and Capital Resources. This section provides an analysis of our cash flows for each of our fiscal years ended December 31, 2010, 2011 and 2012.

•	Contractual Obligations and Contingencies. This section provides a discussion of our commitments as of December 31, 2012.

•	Quantitative and Qualitative Disclosures about Market Risk. This section discusses our exposure to potential losses arising from adverse changes in interest rates and commodity prices.

•

Critical Accounting Policies and Estimates. This section discusses the accounting policies and estimates that we consider to be important to our financial condition and results of operations and that require significant judgment and estimates on the part of management in their application.

Basis of Presentation

On January 4, 2011, Omega Holdco B.V., which later changed its name to Constellium Holdco B.V. (the “Successor”), and which, together with its subsidiaries, are referred to in this section as the “Successor,” acquired the Alcan Engineered Aluminum Products business unit (the “AEP Business” or the “Predecessor”) from affiliates of Rio Tinto (the “Acquisition”). Apollo Funds and FSI acquired 51% and 10%, respectively, of Constellium Holdco B.V., and Rio Tinto retained 39%.

The following table represents the fair value adjustments recorded by us on completion of the acquisition of the AEP Business:

€ millions
Total consideration	(4)
Less book value of assets acquired and liabilities acquired
Total book value of assets acquired and liabilities assumed	199
Less discontinued operation assets and liabilities (1)	(9)
Book value of assets acquired and liabilities assumed subject to purchase price adjustments	190
Purchase price adjustments
Intangible assets excluding goodwill	—
Property, plant and equipment (2)	(123)
Other current assets and liabilities (3)	64
Provisions (4)	(34)
Deferred tax liabilities—net (5)	(112)
Net assets acquired at fair value	(15)
Goodwill	11

(1)	We acquired the assets and liabilities of the AIN business exclusively with a view to its subsequent disposal and a sale process commenced as of January 4, 2011. Therefore, the AIN assets and liabilities did not form part of the purchase price allocation exercise as they were classified as held for sale. The assets of the AIN business of €103 million were comprised predominantly of €44 million of trade receivables, €43 million of inventories and €10 million of cash and cash equivalents. The AIN business liabilities of €94 million were comprised of €50 million of trade payables, €26 million of related party borrowings and €18 million of pension liabilities.

(2)	Reflects the overall decrease in valuation of property, plant and equipment. Both the impairment model (IAS 36) used by the Predecessor and our application of purchase accounting (IFRS 3R) use the concept of fair value. However, the application results in different values.

a.	The impairment model of the Predecessor resulted in a €216 million impairment charge recorded in the 2010 financial statements which reduced the net book value of property plant and equipment to €214 million. The fair value less cost to sell was derived from the enterprise value agreed between buyer and seller. The fair value of each cash-generating unit was determined using a discounted cash flow model utilizing discount rates of 11.5%-14%. Where fair value less cost to sell is less than the carrying value, then the carrying value of property, plant and equipment is written down to no less than nil. In addition to this, where the fair value was higher than the carrying value, the Predecessor did not increase the net book value of the property, plant and equipment.

b.	In purchase accounting the fair value of property plant and equipment is determined on an individual asset basis. In determining fair value, the Company also used a discounted cash flow model with assumed discount rates in a range of 17%-18.5%. Additionally, our business plan on an individual site basis resulted in different cash flow assumptions from the Predecessor. Additionally, management of the buyer and seller had different perspectives of the future cash flows of various locations which will have an impact on the allocation of fair value.

The main difference between the discount rates noted above relates to the size premium reflected in the cost of equity for the Predecessor and the Company. Both the Predecessor and Company management used independent research published by investment research firms regarding historically observed size premiums over the return indicated by the capital asset pricing model to determine an appropriate size premium to include in the estimated discount rates.

(3)	Reflects a step-up in value of our inventory as well as other adjustments to working capital mainly related to short-term loans receivable from the Predecessor, which were subsequently outside the scope of the Acquisition as receivables were forgiven, repaid or remained with Rio Tinto and its subsidiaries prior to the Acquisition on January 4, 2011.

(4)	Reflects increased legal claims and other costs of approximately €26 million and marginal increases in close-down and environmental restoration costs and restructuring costs. Reflects increased provisions resulting from the Company analysis of the risks and associated probability of occurrence. In addition, in the Predecessor financial statements, a provision is recognized when there is a present obligation that arises from past events, its fair value can be measured reliably and there is a probable outflow of resources. In contrast, in purchase price allocation we recognize the provision at fair value when the fair value can be measured reliably, even if it is not probable that there will be an outflow of resources.

(5)	Represents changes in deferred tax liabilities and assets reflecting (i) tax effect of fair value adjustments and (ii) changes in tax consolidation structure occurring at the acquisition.

For comparison purposes, our results of operations for the years ended December 31, 2011 and 2012 are presented alongside the Predecessor results of operations for the year ended December 31, 2010. These results are not prepared on the same basis of accounting and therefore may not be directly comparable as the Predecessor Period has been prepared using the principles of carve-out accounting. The carve-out combined financial statements present a group of entities, divisions and businesses which were acquired and these did not constitute a separate legal entity. Although we believe that the assumptions underlying the combined financial statements, including the allocations from the previous owner, are reasonable, the combined financial statements may not be representative of the results of operations, financial position and cash flows in the future or what it or they would have been had we been a standalone entity during the year ended December 31, 2010.

Company Overview

We are a global leader in the development, manufacture and sale of a broad range of highly engineered, value-added specialty plate, coil, sheet and extruded aluminum products to the aerospace, packaging, automotive, other transportation and industrial end-markets. Our leadership positions include a joint number one position in global aerospace plates and a number one position in European can sheet. This global leadership is supported by our well-invested facilities in Europe and the United States, as well as more than 50 years of proven manufacturing quality and innovation, a global sales network and pre-eminent R&D capabilities.

We have approximately 8,845 employees and 26 state-of-the-art, integrated production facilities, ten administrative and commercial sites, and one R&D center.

Our product portfolio is predominantly focused on high value-added, technologically advanced specialty products that command higher margins than less differentiated aluminum products. This portfolio serves a broad range of end-markets that exhibit attractive growth trends in future periods such as aerospace or automotive. Our technological advantage and relationship with our customers is driven by our pre-eminent R&D capabilities. We believe that our R&D capabilities are a key attraction for our customers. Many projects are designed to support specific commercial opportunities at the request of our customers and are carried out in partnership with them.

This regular interaction and partnership with our customers also help us maintain our leading market positions. We have long-standing, established relationships with some of the largest companies in the aerospace, packaging, automotive and other transportation industries including Boeing, Airbus, Rexam, Crown, Ball and Amcor, as well as a number of leading automotive firms. The average length of our customer relationships with our top 20 customers exceeds 25 years.

Our primary metal supply is secured through long-term contracts with several upstream companies, including affiliates of Rio Tinto, one of our shareholders. In addition, a material portion of our slab and billet supply is produced in our own casthouses. This provides a cost advantage compared to our competitors.

For the year ended December 31, 2012, we generated revenues of €3,610 million, net income from continuing operations of €142 million and Management Adjusted EBITDA of €203 million. Please see the reconciliation in “Key Performance Indicators” and also in footnote (2) to “Summary Consolidated Historical Financial Data.”

For the year ended December 31, 2011, we generated revenues of €3,556 million, a net loss from continuing operations of €166 million and Management Adjusted EBITDA of €103 million. Please see the reconciliation in “Key Performance Indicators” and also in footnote (2) to “Summary Consolidated Historical Financial Data.”

Our Operating Segments

We serve a diverse set of customers across a broad range of end-markets with very different product needs, specifications and requirements. As a result, we have organized our business into the following three segments to better serve our customer base:

Aerospace & Transportation Segment

Our global Aerospace & Transportation segment has market leadership positions in technologically advanced aluminum and specialty materials products with wide applications across the global aerospace, defense, transportation, and industrial sectors. We offer a wide range of products including plate, sheet, extrusions and precision casting products which allows us to offer tailored solutions to our customers. We seek to differentiate our products and act as a key partner to our customers through our broad product range, advanced R&D capabilities, extensive recycling capabilities and portfolio of plants with an extensive range of capabilities across Europe and North America. In order to reinforce the competitiveness of our metal solutions, we design our processes and alloys with a view to optimizing our customers’ operations and costs. This includes offering services such as customizing alloys to our customers’ processing requirements, processing short lead time orders and providing vendor managed inventories or tolling arrangements. Aerospace & Transportation accounted for 33% of our revenues and 45% of Management Adjusted EBITDA for the year ended December 31, 2012.

Packaging & Automotive Rolled Products Segment

In our Packaging & Automotive Rolled Products segment, we produce and develop customized aluminum sheet and coil solutions. Approximately 79% of segment volume for the year ended December 31, 2012 was in packaging applications, which primarily include beverage and food can stock as well as closure stock and foil stock. The remaining 21% of segment volume for that period was in automotive and customized solutions, which include technologically advanced products for the automotive and industrial sectors. Our Packaging & Automotive Rolled Products segment accounted for 43% of revenues and 39% of Management Adjusted EBITDA for the year ended December 31, 2012.

Automotive Structures & Industry Segment

Our Automotive Structures & Industry segment produces (i) technologically advanced structures for the automotive industry, including crash management systems, side impact beams and cockpit carriers and (ii) soft and hard alloy extrusions and large profiles for automotive, rail, road, energy, building and industrial applications. We complement our products with a comprehensive offering of downstream technology and service activities, which include pre-machining, surface treatment, R&D and technical support services. Our Automotive Structures & Industry segment accounted for 24% of revenues and 20% of Management Adjusted EBITDA for the year ended December 31, 2012.

Discontinued Operations

At December 30, 2011, we disposed of the vast majority of our specialty chemicals and raw materials supply chain services division, AIN. As at December 31, 2012, we have ceased operations in the remaining entities, therefore abandoning them.

Key Factors Influencing Constellium’s Financial Condition and Results from Operations

The Aluminum Industry

We participate in select segments of the aluminum semi-fabricated products industry, including rolled and extruded products. Aluminum is lightweight, has a high strength-to-weight ratio and is resistant to corrosion. It compares favorably to several alternative materials, such as steel, in these respects. Aluminum is also unique in the respect that it recycled repeatedly without any material decline in performance or quality. The recycling of aluminum delivers energy and capital investment savings relative to the cost of producing both primary aluminum and many other competing materials. Due to these qualities, the penetration of aluminum into a wide variety of applications continues to increase. We believe that long-term growth in aluminum consumption generally, and demand for those products we produce specifically, will be supported by factors that include growing populations, continued urbanization in emerging markets and increasing focus globally on sustainability and environmental issues. Aluminum is increasingly seen as the material of choice in a number of applications, including packaging, aerospace and automotive.

We do not mine bauxite, refine alumina, or smelt primary aluminum as part of our business. Our industry is cyclical and is affected by global economic conditions, industry competition and product development.

The financial performance of our operations is dependent on several factors, the most critical of which are as follows:

Volumes

The profitability of our businesses is determined, in part, by the volume of tons invoiced and processed. Increased production volumes will result in lower per unit costs, while higher invoiced volumes will result in additional revenues and associated margins.

Price and Margin

For all contracts, we continuously seek to eliminate the impact of aluminum price fluctuations in order to protect our net income and cash flows against the LME price variations of aluminum that we buy and sell, with the following methods:

•

In cases where we are able to align the price and quantity of physical aluminum purchases with that of physical aluminum sales, we do not need to employ derivative instruments to further mitigate our exposure, regardless of whether the LME portion of the price is fixed or floating.

•

However, when we are unable to align the price and quantity of physical aluminum purchases with that of physical aluminum sales, we enter into derivative financial instruments to pass through the exposure to financial institutions at the time the price is set.

•	For a small portion of our volumes, the metal is owned by our customers and we bear no metal price risk.

We do not apply hedge accounting and therefore any mark-to-market movements are recognized in the “Other gains/losses (net).” Our risk management practices aim to reduce, but do not eliminate, our exposure to changing primary aluminum prices and, while we have limited our exposure to unfavorable price changes, we have also limited our ability to benefit from favorable price changes.

In addition, our operations require that a significant amount of inventory be kept on hand to meet future production requirements. The value of the base level of inventory is also susceptible to changing primary aluminum prices. In order to reduce these exposures, we focus on reducing inventory levels and offsetting future physical purchases and sales.

We refer to the timing difference between the price of primary aluminum included in our revenues and the price of aluminum impacting our cost of sales as “metal price lag.”

Also included in our results is the impact of differences between changes in the prices of primary and scrap aluminum. As we price our product using the prevailing price of primary aluminum but purchase large amounts of scrap aluminum to produce our products, we benefit when primary aluminum price increases exceed scrap price increases. Conversely, when scrap price increases exceed primary aluminum price increases, our results will be negatively impacted. The difference between the price of primary aluminum and scrap prices is referred to as the “scrap spread” and is impacted by the effectiveness of our scrap purchasing activities, the supply of scrap available and movements in the terminal commodity markets.

Seasonality

Customer demand in the aluminum industry is cyclical due to a variety of factors, including holiday seasons, weather conditions, economic and other factors beyond our control. Our volumes are impacted by the timing of the holiday seasons in particular, with August and December typically being the lowest months and January to June being the strongest months. Our business is also impacted by seasonal slowdowns and upturns in certain of our customers’ industries. Historically, the can industry is strongest in the spring and summer seasons, whereas the automotive and construction sectors encounter slowdowns in both the third and fourth quarters of the calendar year. In response to this seasonality, we seek to scale back and may even temporarily close some operations to reduce our operating costs during these periods.

Economic Conditions, Markets and Competition

We are directly affected by the economic conditions which impact our customers and the markets in which they operate. General economic conditions in the geographic regions in which our customers operate—such as the level of disposable income, the level of inflation, the rate of economic growth, the rate of unemployment, exchange rates and currency devaluation or revaluation—influence consumer confidence and consumer purchasing power. These factors, in turn, influence the demand for our products in terms of total volumes and the price that can be charged. In some cases we are able to mitigate the risk of a downturn in our customers’ businesses by building committed minimum volume thresholds into our commercial contracts. We further seek to mitigate the risk of a downturn by utilizing a temporary workforce for certain operations, which allows us to match our resources with the demand for our services. We also have an “asset-light” policy and seek to purchase transportation and logistics services from third parties, to the extent possible, in order to manage our fixed costs base.

Although the metals industry and our end-markets are cyclical in nature and expose us to related risks, we believe that our portfolio is relatively resistant to these economic cycles in each of our three main end-markets (aerospace, packaging and automotive):

•

We believe that the aerospace industry is currently insulated from the economic cycle through a combination of drivers sustaining its growth. These drivers include increasing passenger traffic and the replacement of the fleet fueled by the age of the planes in service and the need for more efficient planes in an environment of high oil prices. These factors have materialized in the form of historically high backlogs for the aircraft manufacturers; the combined order backlog for Boeing and Airbus currently represents approximately eight years of manufacturing at current delivery rates.

•

Can packaging is a seasonal market peaking in the summer because of the increased consumption of soft drinks during the summer months. It tends not to be highly correlated to the general economic cycle and in addition, we believe European can body stock has an attractive long-term growth outlook due to ongoing trends in (i) end-market growth in beer, soft drinks and energy drinks, (ii) increasing use of cans versus glass in the beer market, (iii) increasing penetration of aluminum in can body stock at the expense of steel, and (iv) Eastern Europe consumption increase linked to purchasing power growth.

•

Although the automotive industry as a whole is a cyclical industry, its demand for aluminum has been increasing in recent years. According to a study done by the research firm Frost & Sullivan, the global market in Automotive applications for aluminum is expected to more than double by 2017 from $13 billion in 2010 to $28 billion in 2017. This was due to the lightweighting requirement for new car models, which drove a positive substitution of heavier metals in favor of aluminum.

In addition to the counter-cyclicality of our key end-markets, we believe our cash flows are also largely protected from variations in LME prices due to the fact that we hedge our sales based on their replacement cost, by setting the maturity of our futures on the delivery date to our customers. As a result, when LME prices increase, we have limited additional cash requirements to finance the increased replacement cost of our inventory. Aluminum prices are determined by worldwide forces of supply and demand, and, as a result, aluminum prices are volatile. The average LME transaction price per ton of primary aluminum for 2010, 2011 and 2012 was €1,638, €1,720, and €1,569, respectively. After high levels of volatility prior to 2010, LME aluminum price volatility stabilized during 2010 before returning again in 2011 as LME prices reached a peak in the second quarter of 2011, before declining for the remainder of the year. Average LME aluminum prices per ton remained relatively constant during much of 2012, but were approximately 9% lower than the average 2011 levels. The average quarterly LME per ton in the first quarter of 2013 decreased to €1,516 per ton, reflecting the continuing decline of global aluminum prices.

Average quarterly LME per ton using U.S. dollar prices converted to euros using the applicable European Central Bank rates:

(Euros/ton)	2010	2011	2012
First quarter	1,566	1,829	1,660
Second quarter	1,644	1,808	1,541
Third Quarter	1,617	1,698	1,533
Fourth Quarter	1,724	1,549	1,540
Average for the year	1,638	1,720	1,569

In addition, a portion of our revenues are denominated in U.S. dollars, while the majority of our costs incurred are denominated in local currencies. We engage in significant hedging activity to attempt to mitigate the effects of foreign transaction currency fluctuations on our profitability.

We mark-to-market open derivatives at the period end giving rise to unrealized gains or losses which are classified as non-cash items. These unrealized gains/losses have no bearing on the underlying performance of the business and are removed when calculating Management Adjusted EBITDA and Adjusted EBITDA.

Currency

We are a global company with operations as of December 31, 2012 in France, the United States, Germany, Switzerland, the Czech Republic, Slovakia and China. As a result, our revenue and earnings have exposure to a number of currencies, primarily the U.S. dollar, the euro and the Swiss Franc. Our consolidated or combined revenue and results of operations are affected by fluctuations in the exchange rates of the currencies of the countries in which we operate. We have implemented a strategy from mid-2011 onwards to hedge all highly probable or committed foreign currency cash flows. As we have a multiple-year sale agreement for the sale of fabricated metal products in U.S. dollars, the Company has entered into derivative contracts to forward sell U.S. dollars to match these future sales. Hedge accounting is not applied and therefore the mark-to-market impact is recorded in “Other gains/losses (net).”

Personnel Costs

Our operations are labor intensive and, as a result, our personnel costs represent 21% for the year ended December 31, 2012 and 19% of our costs of operations for the year ended December 31, 2011. Personnel costs generally increase and decrease proportionately with the expansion, addition or closing of operating facilities. Personnel costs include the salaries, wages and benefits of our employees, as well as costs related to temporary labor. During our seasonal peaks and especially during summer months, we have historically increased our temporary workforce to compensate for staff on holiday and increased volume of activity.

Separation from Rio Tinto and Other Acquisition Considerations

Our results since the Acquisition have been affected by certain additional factors that may make our historical results not indicative of our likely future performance.

The costs and expenses reflected in our combined financial statements include historical management fees for certain corporate functions which were provided to the Predecessor by Rio Tinto, including legal, finance, human resources and other administrative functions. These management fees were based on what Rio Tinto considered to be reasonable reflections of the historical utilization levels of these functions required in support of the AEP Business. Moreover, our combined financial statements and other historical financial information included in this prospectus do not necessarily indicate what our results of operations, financial condition or cash flows will be in the future. In particular, the Predecessor combined financial statements do not reflect the costs of borrowing funds as a separate entity.

Presentation of Financial Information

Constellium acquired the AEP Business from Rio Tinto on January 4, 2011. The financial information presented herein therefore consists of audited consolidated financial statements for the years ended December 31, 2011 and 2012 (the Successor Period) and audited combined financial statements for the year ended December 31, 2010 (the Predecessor Period).

The Predecessor combined financial statements were specifically prepared on a carve-out basis in connection with the disposal by Rio Tinto for the purposes of presenting, as far as practicable, the assets, liabilities, revenues and expenses of the AEP Business on a standalone basis. The Predecessor combined financial statements of Constellium are an aggregation of financial information from the individual companies that made up the AEP Business and include allocations of certain expenses from the previous owner. Accordingly, the combined financial statements of the Predecessor are not necessarily representative nor indicative of the financial position, results of operations or cash flows that would have been obtained had the AEP Business operated independently or under separate ownership.

Our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB and as endorsed by the European Union. The Predecessor combined financial statements have been prepared in accordance with IFRS as issued by the IASB.

Our presentation currency is the euro.

Results of Operations

Description of Key Line Items of the Historical Combined and Consolidated Statements of Income

Set forth below is a brief description of the composition of the key line items of our historical combined and consolidated statements of income for continuing operations:

•	Revenue. Revenue represents the income recognized from the delivery of goods to third parties, including the sale of scrap metal and tooling, less discounts, credit notes and taxes levied on sales.

•

Cost of sales. Cost of sales include the costs of materials directly attributable to the normal operating activities of the business, including raw material and energy costs, personnel costs for those involved in production, depreciation and the maintenance of producing assets, packaging and freight on-board costs, tooling, dyes and utility costs.

•

Selling and administrative expenses. Selling and administrative expenses include depreciation of non-producing assets, amortization, personnel costs of those personnel involved in sales and corporate functions such as finance and IT.

•

Research and development expenses. Research and development expenses are costs in relation to bringing new products to market. Included in such expenses are personnel costs and depreciation and maintenance of assets offset by tax credits for research activities where applicable.

•

Restructuring costs. Restructuring costs are the expenses incurred in implementing management initiatives for cost-cutting and efficiency improvements. These costs primarily relate to severance payments, pension curtailment costs and contract termination costs.

•	Impairment charges. Impairment charges relate to the diminution in value of property, plant and equipment and intangible assets.

•

Other gains/ (losses), net. Other expenses or income include unusual infrequent or non-recurring items, realized and unrealized gains or losses on derivative instruments and exchange gains or losses on remeasurements of monetary assets or liabilities.

•

Other expenses. Other expenses mainly comprise acquisition and separation costs, which are costs incurred in relation to the acquisition by Constellium of substantially all of the entities, divisions and businesses of the AEP Business on January 4, 2011.

•

Finance income or expenses. Interest income mainly relates to interest earned on loans and deposits and lease payments received in relation to finance leases. Interest and similar expenses relate to interest and amortized set up fees charged on loans, factoring and other borrowings.

•

Share of profit in joint ventures. A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. Results from investments in joint ventures represents Constellium’s share of results of Rhenaroll S.A., a company specializing in chrome plating, grinding and repairing of rolling mills rolls and rollers and Stojmetal Kamenice which forges products for the automotive industry. The results of these joint ventures are accounted for using the equity method.

•

Income taxes. Income tax represents the aggregate amount included in the determination of profit or loss for the year in respect of current tax and deferred tax. Current tax is the amount of income taxes payable (recoverable) in respect of the taxable profit/(loss) for a year. Deferred tax represents the amounts of income taxes payable/(recoverable) in future periods in respect of taxable (deductible) temporary differences and unused tax losses.

	Predecessor combined for the year ended December 31,	Successor consolidated for the year ended December 31,
	2010	2011	2012
	(€ in millions)
Continuing operations
Revenue	2,957	3,556	3,610
Cost of sales	(2,715)	(3,235)	(3,132)

Gross profit	242	321	478

Selling and administrative expenses	(190)	(216)	(212)
Research and development expenses	(53)	(33)	(36)
Restructuring costs	(6)	(20)	(25)
Impairment charges	(224)	—	—
Other gains/(losses) net	(17)	(111)	52

Income/(loss) from operations	(248)	(59)	257
Other expenses	—	(102)	(3)
Finance costs net	(7)	(39)	(60)
Share of profit/(loss) of joint ventures	2	—	(5)

Income/(loss) before income taxes	(253)	(200)	189
Income tax	44	34	(47)

Net income/(loss) from continuing operations	(209)	(166)	142
Net income/(loss) from discontinued operations	2	(8)	(8)

Net Income (Loss)	(207)	(174)	134

Results of Operations for the years ended December 31, 2012 and December 31, 2011

	Successor consolidated for the year ended December 31,
	2011		2012
	(€ in millions and as a % of revenues)
Continuing operations
Revenue	3,556	100%	3,610	100%
Cost of sales	(3,235)	91%	(3,132)	87%

Gross profit	321	9%	478	13%

Selling and administrative expenses	(216)	6%	(212)	6%
Research and development expenses	(33)	1%	(36)	1%
Restructuring costs	(20)	1%	(25)	1%
Other gains / (losses)—net	(111)	3%	52	1%

Income/(loss) from operations	(59)	2%	257	7%
Other expenses	(102)	3%	(3)	—
Finance costs, net	(39)	1%	(60)	2%
Share of profit of joint ventures	—	—	(5)	—

Income/(loss) before income taxes	(200)	6%	189	5%
Income tax (expense)/benefit	34	1%	(47)	1%

Net Income/(loss) for the year from continuing operations	(166)	5%	142	4%
Net loss from discontinued operations	(8)	—	(8)	—

Net Income/(loss) for the year	(174)	5%	134	4%

Shipment volumes (in kt)	1,058	n/a	1,033	n/a
Revenue per ton (€ per ton)	3,362	n/a	3,495	n/a
Gross profit margin	9%	n/a	13%	n/a

Revenue

Revenue from continuing operations increased by 2%, or €54 million, to €3,610 million for the year ended December 31, 2012 from €3,556 million for the year ended December 31, 2011. This increase was attributed to stronger pricing as we benefited from foreign currency movements and also an advantageous product mix in our Aerospace and Packaging products. Our A&T segment performed strongly during 2012 as revenues increased by €166 million, primarily due to increased pricing as a result of foreign currency movements and higher spreads coupled with a 4% increase in shipment volumes as we encountered strong demand for aerospace products.

Our revenue growth was achieved against a background of lower LME prices in 2012. In 2012, the average spot rate for LME per ton was €1,569 per ton in comparison to €1,720 per ton in the year ended December 31, 2011.

Our volumes remained relatively stable as shipments marginally decreased by 2%, or 25 kt, to 1,033 kt for the year ended December 31, 2012 compared to shipments of 1,058 kt for the year ended December 31, 2011 resulting in a decline in revenue of €87 million. Our A&T segment performed strongly during 2012 with a 4%, or 8 kt, increase in shipment volumes as a result of increased activity in the aerospace industry whereas our other two operating segments suffered decreased volumes.

Revenues per ton increased by 4%, or €133 per ton, to €3,495 per ton in the year ended December 31, 2012 from €3,362 per ton for the year ended December 31, 2011. Our A&T segment saw revenue per ton increase by 12% to €5,278 per ton in the year ended December 31, 2012 from €4,704 per ton in the year ended December 31,

2011 as a result of improved pricing mix; new products and the strengthening of the U.S. dollar in 2012 as a significant portion of our aerospace revenues are invoiced in U.S. dollars. The average € to U.S. dollar exchange rate for the year was 1.2847 $/€ in 2012 in comparison to 1.3905 $/€ in 2011.

Our other segments encountered more challenging trading conditions with declining shipments coupled with lower LME prices in 2012. Segment revenue for our P&ARP and AS&I segments decreased by €71 million and €49 million, respectively. Our P&ARP and AS&I segment volumes decreased by 2% or 15 kt and 6% or 13 kt respectively.

Our segment revenues are discussed in more detail in the “Key Performance Indicators” section.

Cost of Sales and Gross Profit

Cost of sales decreased by 3%, or €103 million, to €3,132 million for the year ended December 31, 2012 from €3,235 million for the year ended December 31, 2011. The decrease is primarily attributable to a decrease in shipment volumes of 25 kt and lower input prices of metal which has led to an 8% or €174 million decrease in raw materials and consumable expenses over the period, to €1,987 million in the year ended December 31, 2012 compared to €2,161 million in the year ended December 31, 2011.

On a per ton basis, cost of sales decreased marginally by 1% to €3,032 per ton in the year ended December 31, 2012 from €3,058 per ton in the year ended December 31, 2011. This decrease was impacted by lower spot prices for aluminum, which contributed to our raw materials per ton decreasing by 6% to €1,924 per ton. These factors are offset by inflationary increases in employee remuneration across our segments.

Gross profit increased by 49%, or €157 million, to €478 million for the year ended December 31, 2012, from €321 million for the year ended December 31, 2011. Our gross profit margin increased to 13% in the year ended December 31, 2012 from 9% in the year ended December 31, 2011. Our margins were positively impacted by the strengthening of the U.S. dollar which increased our aerospace products revenues invoiced in U.S. dollars and margins where costs of goods sold were incurred primarily in euros and the overall impact of all our cost reduction initiatives which contributed to decreased maintenance costs. Our gross profit margin was negatively impacted by our accounting for inventory under the weighted average cost method. Due to LME price movements and the timing of transfers from inventory to cost of sales this decreased our gross profit by €16 million compared to a negative impact of €12 million in December 31, 2011.

Selling and Administrative Expenses

Selling and administrative expenses remained relatively stable with a decrease of 2%, or €4 million, to €212 million for the year ended December 31, 2012 from €216 million for the year ended December 31, 2011.

External consulting expenses decreased by 20%, or €11 million, to €43 million for the year ended December 31, 2012 from €54 million for the year ended December 31, 2011. External consulting expenses in the year ended December 31, 2012 related primarily to corporate tax and accounting advice, IT and other support related services and our pre-IPO costs of €4 million. In the year ended December 31, 2011, non-recurring consulting costs of €21 million related to the establishment of head office, IT and treasury functions which are fully operational in 2012.

The decrease in external consulting expenses was offset by an above inflationary increase in labor costs which were in part due to increased bonuses linked to the success of our cost reduction initiatives.

Research and Development Expenses

Research and development expenses increased by 9%, or €3 million, to €36 million for the year ended December 31, 2012 from €33 million for the year ended December 31, 2011 as we continued to develop and expand our AIRWARE® offering.

Research and development expenses in the year ended December 31, 2012 were primarily incurred in our A&T segment of which €24 million was in relation to further development of our AIRWARE® product. Our P&ARP segment incurred €12 million across a number of various development projects which are ongoing and our AS&I segment reduced its research and development spend by €2 million as part of its cost efficiency program.

Research and development expenses in the year ended December 31, 2011 related to various projects, primarily in the A&T segment of €13 million and the P&ARP segment of €11 million.

Restructuring Costs

Restructuring expenses increased by 25%, or €5 million, to €25 million for the year ended December 31, 2012 from €20 million for the year ended December 31, 2011. Our expenses in the year ended December 31, 2012 were due to initiatives at our sites, primarily in Sierre, Switzerland, where we incurred €7 million during the period, as well as restructuring in other sites and at our corporate support services location in Paris.

The 2011 costs were related to restructuring programs put in place at our Ham and Singen facilities amounting to €14 million and €3 million respectively and at the corporate level amounting to €3 million.

Other Gains/(Losses) - Net

(in millions of Euros)	Year ended December 31, 2011	Year ended December 31, 2012
Realized gains (losses) on derivatives	31	(45)
Unrealized gains (losses) on derivatives at fair value through profit and loss — net	(144)	61
Unrealized exchange (losses) / gains from the remeasurement of monetary assets and liabilities — net	4	(1)
Ravenswood pension plan amendment	—	48
Swiss pension plan settlement	—	(8)
Ravenswood CBA negotiation	—	(7)
Other — net	(2)	4

Total other gains / (losses) — net	(111)	52

Other gains (net) were €52 million for the year ended December 31, 2012, compared to other losses (net) of €111 million for the year ended December 31, 2011.

Unrealized gains on derivatives held at fair value through profit and loss in the year ended December 31, 2012 was €61 million compared to €144 million of unrealized losses for the year ended December 31, 2011, which is made up of unrealized losses or gains on derivatives entered into with the purpose of mitigating exposure to volatility in foreign currency and LME prices.

In the year ended December 31, 2011, the impact of our hedging strategy in relation to foreign currency led to unrealized losses on derivatives of €59 million which related primarily to the exposure on the multiple year sale agreement for fabricated products in U.S. dollars by a euro functional subsidiary of the group. In the year ended December 31, 2012 the impact of these derivatives was an unrealized gain of €35 million as the U.S. dollar weakened against the euro in the second half of 2012.

In the year ended December 31, 2011, €86 million of unrealized losses were recorded in relation to LME futures entered into to minimize the exposure to LME price volatility. A steep decline in LME prices of aluminum led to unrealized losses with the revaluation of the underlying transaction continuing to be off balance sheet as the sales had not yet been invoiced and recognized as revenue. In the year ended December 31, 2012 this resulted in an unrealized gain of €25 million. Hedges which had a significant negative mark-to-market at year end 2011 expired and offset the underlying commercial transactions during 2012. Further, the aluminum market traded sideways during 2012 and the mark-to-market at year end of derivatives related to aluminum hedging was close to zero.

In the year ended December 31, 2012, we also recognized a €48 million gain and an €8 million loss associated with changes in pension plans at Ravenswood and in Switzerland. The gain at Ravenswood was a result of certain plan amendments altering employee benefits resulting in recognition of negative past service cost. The loss in Switzerland resulted from the transfer of the pension plans to a new foundation and adjustments of assets and employee benefits.

During the third quarter of 2012, the collective bargaining agreement (CBA) regulating working conditions at Ravenswood was renegotiated and a new five-year CBA was put in place. Costs of €7 million during these renegotiations related to professional fees including legal expenses and bonuses related to the successful resolution of this renewed 5-year agreement.

Other Expenses

In the year ended December 31, 2012, we recorded non-recurring acquisition costs of €3 million incurred at the beginning of 2012 in relation to the ongoing separation. In the year ended December 31, 2011, these costs amounted to €102 million in relation to the costs of the transaction itself as well as costs of separation.

Finance Cost - Net

Finance costs (net) increased by 54%, or €21 million, to €60 million in the year ended December 31, 2012, from €39 million for the year ended December 31, 2011.

The increase in net finance costs can be attributed to the Original Term Loan which we entered into in May 2012. Our interest payable on borrowings and factoring arrangements increased by 26% or €8 million to €39 million for the year ended December 31, 2012 from €31 million in the year ended December 31, 2011, as we incurred €7 million of arrangement fees in respect of the Original Term Loan.

The Original Term Loan had a variable interest rate and we entered into a cross currency interest rate swap to minimize our exposure to interest rate volatility. The realized and unrealized loss related to the cross currency interest rate swap on the Original Term Loan amounted to €18 million for the year ended December 31, 2012.

Income Tax

An income tax charge of €47 million was recognized for the year ended December 31, 2012, from an income tax benefit of €34 million for the year ended December 31, 2011. The effective rate of tax for the year ended December 31, 2012 was a 25% charge compared to a 17% benefit for the year ended December 31, 2011. In 2011 non-recurring Acquisition costs were considered nondeductible in some jurisdictions and deferred tax assets in 2011 were not recognized as it was determined to be more likely than not that sufficient future taxable profits would be generated in certain countries to allow the utilization of these tax losses or deferred tax assets.

Net Income/(Loss) for the Year from Continuing Operations

Net income for the year from continuing operations was €142 million for the year ended December 31, 2012, compared to a loss of €166 million for the year ended December 31, 2011. This was driven by an increase in gross profit and gross profit margin as a result of increased spreads, better product mix and a reduced cost base, as well as other gains. These were partially offset by higher finance costs associated with the 2012 refinancing.

Discontinued Operations

Losses from discontinued operations of €8 million were incurred in both years ended December 31, 2012 and 2011. The loss was attributable to restructuring, separation and completion costs.

Results of Operations for the years ended December 31, 2011 and December 31, 2010

	Predecessor combined for the year ended December 31,		Successor consolidated for the year ended December 31,
	2010		2011
	(€ in millions and as a % of revenues)
Continuing operations
Revenue	2,957	100%	3,556	100%
Cost of sales	(2,715)	92%	(3,235)	91%

Gross profit	242	8%	321	9%

Selling and administrative expenses	(190)	6%	(216)	6%
Research and development expenses	(53)	2%	(33)	1%
Restructuring costs	(6)	—	(20)	1%
Impairment charges	(224)	8%
Other gains/(losses)—net	(17)	1%	(111)	3%

Income / (loss) from operations	(248)	8%	(59)	2%
Other expenses	—	—	(102)	3%
Finance costs, net	(7)	—	(39)	1%
Share of profit of joint ventures	2	—	—	—

Income / (loss) before income taxes	(253)	9%	(200)	6%
Income tax (expense)/benefit	44	1%	34	1%

Net Income / (loss) for the year from continuing operations	(209)	7%	(166)	5%
Net Income / (loss) from discontinued operations	2	—	(8)	—

Net Income / (loss) for the year	(207)	7%	(174)	5%

Shipment volumes (in kt)	972	n/a	1,058	n/a
Revenue per ton (€ per ton)	3,042	n/a	3,362	n/a
Gross profit margin	8%	n/a	9%	n/a

Revenue

Revenue from continuing operations increased by 20%, or €599 million, to €3,556 million for the year ended December 31, 2011 from €2,957 million for the year ended December 31, 2010. As discussed in more detail in the “Key Performance Indicators” section, this increase in consolidated revenues was driven by higher volumes which increased by 9% or 86 kt in 2011 and contributed €288 million to revenue growth. We also encountered stronger pricing supported by higher LME prices which increased to an average of €1,720 per ton in 2011 from €1,638 per ton in 2010 and also a more favorable mix of products. Consequently, our revenue per ton increased by 11% or €320 per ton to €3,362 per ton for the year ended December 31, 2011, from €3,042 per ton for the year ended December 31 2010.

Revenues from our A&T, P&ARP and AS&I segments increased by €206 million, €252 million and €156 million respectively. The 25% or €206 million increase in our A&T segment revenues can be attributed to an 11% or 21 kt increase in volumes coupled with LME price increases passed on to our end customers. Our volumes have increased due to a pick up in the aerospace sector and also increased demand for our transportation products. The A&T volume increases have contributed €99 million to the group revenue growth. These volume and price increases were offset by the impact of the weakening U.S. dollar as the average U.S. dollar to euro exchange rate declined to 1.3905 in 2011 from 1.33 in 2010. Revenues per ton were 11% higher in 2011.

Our P&ARP and AS&I segments increased volumes by 6%, or 33 kt, and 3% and 7kt respectively with a 12% and 17% increase in revenues per ton again benefiting from strong demand and pricing.

Cost of Sales and Gross Profit

Cost of sales increased by 19%, or €520 million, to €3,235 million for the year ended December 31, 2011 from €2,715 million for the year ended December 31, 2010, due to an increase in volumes of 9% coupled with increasing LME prices specifically in the first half of 2011.

Raw materials and consumables expenses increased by 18%, or €324 million, to €2,161 million in 2011 from €1,837 million in 2010. This represents a 10% increase in cost of goods sold per ton to €2,043 per ton in 2011 from €1,850 in 2010.

Inflationary factors also contributed to the overall increase in raw materials as energy costs increased by 26% to €139 million in 2011 and repairs and maintenance costs by 7% or €6 million to €98 million in 2011. These increases were partly offset by the impact of cost reduction initiatives.

Gross profit margin improved to 9% for the year ended December 31, 2011 from 8% for the year ended December 31, 2010 primarily due to increases in volumes sold and increases in selling prices as we saw a general recovery in our end-markets. We also encountered productivity gains and the realization of cost savings which offset the negative impact of timing differences in LME price movements and the transfers out of inventory, which had a negative impact of €12 million.

Our gross profit margin was improved by these timing differences, or the metal price lag impact, as we encountered a €47 million positive impact in 2010. This positive impact was marginally offset by the ongoing labor negotiations at Ravenswood where a settlement was reached in August 2010 and €8 million costs were incurred in relation thereto.

Selling and Administrative Expenses

Selling and administrative expenses increased by 14%, or €26 million, to €216 million for the year ended December 31, 2011 from €190 million for the year ended December 31, 2010. Prior to the Acquisition, €17 million of general corporate expense allocations were allocated by the previous owner based on a combination of average headcount and capital employed. Post-Acquisition, as we transitioned to operating as a standalone group, we have incurred expenses in relation to the establishment of new central corporate functions as well as increased consulting fees associated with the set up of these functions. These costs represent €21 million in the year ended December 31, 2011.

Research and Development Expenses

Research and development expenses decreased by 38%, or €20 million, to €33 million for the year ended December 31, 2011 from €53 million for the year ended December 31, 2010. Research and development expenses incurred prior to the winning of a new project or launch of a new product have decreased due to management’s ongoing cost optimization measures implemented during 2010 and throughout 2011. Research and development expenses in the year ended December 31, 2010 also contained the expenses of the Predecessor’s facility in Neuhausen, which was not part of the Acquisition. Research and development expenses in the year ended December 31, 2011 amounted to €39 million net of a tax research credit of €6 million. Research and development expenses related to various projects, primarily in the A&T segment of €13 million and the P&ARP segment of €11 million.

Restructuring Costs

Restructuring expenses increased by 233%, or €14 million, to €20 million for the year ended December 31, 2011 from €6 million for the year ended December 31, 2010. The 2011 costs were related to restructuring programs put in place at the Ham and Singen facilities amounting to €14 million and €3 million respectively, and at the corporate level amounting to €3 million. In 2010, restructuring costs were lower due to certain historical restructuring programs coming to completion.

Impairment Charges

No impairment charges were incurred in the year ended December 31, 2011 compared with €224 million for the year ended December 31, 2010. The impairment charges in 2010 relate to property, plant and equipment write-downs of €216 million, comprising €106 million in machinery and equipment, €54 million in land and buildings and €56 million in construction work in progress and an €8 million write-down to intangible assets recognized in the A&T operating segment.

Other Losses (Net)

(in millions of Euros)	Year ended December 31, 2010	Year ended December 31, 2011
Realized gains on derivatives	—	31
Unrealized (losses) on derivatives at fair value through profit and loss – net	(31)	(144)
Unrealized exchange gain/(losses) from the remeasurement of monetary assets and liabilities – net	(7)	4
Other – net	21	(2)

Total other gains / (losses) – net	(17)	(111)

Other losses (net) were €111 million for the year ended December 31, 2011 compared with other losses (net) of €17 million for the year ended December 31, 2010. In the year ended December 31, 2011, we have entered into financial instruments with the purpose of minimizing our exposure to currency and metal price volatility. In 2011, we incurred €144 million of unrealized net losses on derivative instruments at fair value through profit and loss in comparison to €31 million in the year ended December 31, 2010 as a result of derivatives entered into to minimize exposure to foreign currency volatility on multiple year contracts and LME futures for aluminum spot price volatility. Offsetting this is €31 million of realized gains on derivatives on metal and foreign exchanges in the year ended December 31, 2011.

Other Expenses

In the year ended December 31, 2011, we recorded acquisition costs of €102 million in relation to the Acquisition and the costs of the transaction itself as well as costs of separation. These are exceptional non-recurring costs.

Finance Costs (Net)

Finance costs (net) of €39 million were incurred in the year ended December 31, 2011, which represents an increase from €7 million for the year ended December 31, 2010. The increase is mainly attributed to the €31 million of interest expense on the shareholder loan and credit facilities and the factoring arrangements put in place at the time of the Acquisition to provide financing for Constellium.

Income Tax

An income tax benefit of €34 million was recognized for the year ended December 31, 2011, which represents a decrease from the income tax benefit of €44 million in December 31, 2010. The effective rate of tax was 17% in the two years ended December 31, 2010 and 2011.

Loss for the Year from Continuing Operations

Loss for the year from continuing operations decreased by 21%, or €43 million, to a loss of €166 million for the year ended December 31, 2011 from a loss of €209 million for the year ended December 31, 2010. The decrease is attributable to a reduction in impairment charges from €224 million to nil, offset by costs of Acquisition and separation and unrealized losses associated with derivatives in 2011.

Discontinued Operations

Losses from discontinued operations of €8 million were incurred in the year ended December 31, 2011, compared to an income of €2 million for the year ended December 31, 2010. This is attributable to restructuring and separation costs related to the disposal of the AIN business in 2011.

Segment Revenue

The following table sets forth the revenues for our operating segments for the periods presented:

	Predecessor combined for the year ended December 31,		Successor consolidated for the year ended December 31,
	2010		2011		2012
	(millions of € and as a % of revenue) (Unaudited)
A&T	810	27%	1,016	28%	1,182	33%
P&ARP	1,373	46%	1,625	46%	1,554	43%
AS&I	754	26%	910	26%	861	24%
Holdings and corporate	20	1%	5	—	13	—

Total revenues from continuing operations	2,957	100%	3,556	100%	3,610	100%

A&T. Revenues in our A&T segment increased by 16%, or €166 million, to €1,182 million for the year ended December 31, 2012 compared to €1,016 million for the year ended December 31, 2011.

Our volumes increased by 4%, or 8 kt, to 224kt for the year ended December 31, 2012 from 216 kt for the year ended December 31, 2011. Our volume increases can be attributed to increased aerospace demand produced at our Ravenswood facility and achievable due to our increased capacity following the operational turnaround of the facility. Offsetting this is a general softening of our transportation volumes, specifically in automotive products as the sector has suffered from over supply in all geographic regions.

Revenues per ton increased by 12%, or €574 per ton, to €5,278 per ton for the year ended December 31, 2012 from €4,704 per ton for the year ended December 31, 2011. This was driven by improved pricing mix, new products and a stronger U.S. dollar and a better product mix, especially in aerospace although these positive factors are partially offset by lower aluminum prices and the lowered production capacity at Ravenswood while the CBA was being renegotiated.

Revenues in our A&T segment increased by 25%, or €206 million, to €1,016 million for the year ended December 31, 2011 from €810 million for the year ended December 31, 2010. This increase was primarily due to an increase in volumes combined with higher selling prices. 2011 volumes increased by 11% resulting in an increase in revenues of approximately €99 million. This increase is mainly attributable to an increase in our Aerospace business as a result of higher demand from our main aerospace customers. An increase in the selling prices contributed to revenue per ton increasing by 13% year over year, from €4,154 per ton in 2010 to €4,704 per ton in 2011. This is primarily attributed to a favorable mix of products sold and higher aluminum prices.

P&ARP. Revenues in our P&ARP segment decreased by 4%, or €71 million, to €1,554 million for the year ended December 31, 2012 from €1,625 million for the year ended December 31, 2011. This decrease is the result of a marginal decrease of volumes by 2% to 606 kt for the year ended December 31, 2012, from 621 kt for the year ended December 31, 2011. Decreases in LME prices contributed to a marginal decrease of 2% in our prices to revenues per ton of €2,566 in 2012.

Volumes in our rigid packaging segment were stable over the year but our Automotive & Customized Solutions decreased marginally due to weak demand in the construction market. This was partially offset by a better product mix with volumes increasing in some of our higher value added product lines as our food can volumes increased by 11% compared to the year ended December 31, 2011 and improving margins.

Revenues in our P&ARP segment increased by 18% or €252 million to €1,625 million for the year ended December 31, 2011 from €1,373 million for the year ended December 31, 2010. Our volumes increased in addition to higher selling prices being attained. Increased volumes of 6% contributed to an increase in revenues of approximately €86 million and was due to record shipment volumes driven by increased demand in the can stock market in Europe, the winning of additional long-term contracts and favorable market conditions for most of the year. An increase in selling prices contributed to an increase in revenues per ton of 12% to €2,617 revenue per ton in 2011.

AS&I. Revenues in our AS&I segment decreased by 5%, or €49 million, to €861 million for the year ended December 31, 2012 from €910 million in the year ended December 31, 2011.

Our segment volume decreased by 6% to 206 kt for the year December 31, 2012 from 219kt for the year ended December 31, 2011 as our Soft Alloys products suffered from continued slowdowns in the construction industry specifically in France. This was partially offset by increased demand in Europe, North America and China for automotive products leading to a 19% increase in volumes shipped in our Automotive Structures.

Revenues per ton remained stable at €4,180 per ton for the year ended December 31, 2012, compared to €4,155 per ton for the year ended December 31, 2011 due to a more advantageous product mix associated with better conversion prices for our higher value added products. The impact of foreign exchange rates volatility on AS&I revenues was minimal and instead revenues continued to be impacted by aluminum prices which decreased by 13% over the period.

Revenues in our AS&I segment increased by 21% or €156 million to €910 million for the year ended December 31, 2011 from €754 million in the year ended December 31, 2010. This increase was primarily due to an increase in volumes combined with higher selling prices. Volumes increased by 3% resulting in an increase in revenues of approximately €29 million. This increase is primarily attributed to an increase in shipment volumes as a result of the ongoing strength in the hard alloy and rail markets and automotive sales in Germany. This was offset by weaker building and construction markets in France. Selling prices contributed to an increase in revenue per ton of 17% year over year, from €3,557 per ton in 2010 to €4,155 per ton in 2011. This was primarily attributed to a favorable mix of products sold and higher aluminum prices.

Holdings and Corporate. Revenues in our Intersegment and Other segment increased by €8 million, to €13 million for the year ended December 31, 2012 from €5 million in the year ended December 31, 2011. Included in our Intersegment revenues are revenues generated from our forging businesses.

Revenues in our Intersegment and Other segment decreased 75% or €15 million, to €5 million for the year ended December 31, 2011 from €20 million in the year ended December 31, 2010.

Key Performance Indicators

In considering the financial performance of the business, management analyzes the primary financial performance measure of Management Adjusted EBITDA in all of our business segments and Adjusted EBITDA as defined and required under the covenants contained in our financing facilities. Management Adjusted EBITDA and Adjusted EBITDA are not measures defined by IFRS. The most directly comparable IFRS measure to Management Adjusted EBITDA and Adjusted EBITDA is our profit or loss for the relevant period.

We believe Management Adjusted EBITDA and Adjusted EBITDA, as defined below, are useful to investors as they exclude items which do not impact our day-to-day operations and which management in many cases does not directly control or influence. Similar concepts of adjusted EBITDA are frequently used by securities analysts, investors and other interested parties in their evaluation of our company and in comparison to other companies, many of which present an adjusted EBITDA-related performance measure when reporting their results.

Management Adjusted EBITDA is defined as profit for the period from continuing operations before results from joint venture, net financial expenses, income taxes and depreciation, amortization and impairment as adjusted to exclude losses on disposal of property, plant and equipment, acquisition and separation costs, restructuring costs and unrealized gains or losses on derivatives and on foreign exchange differences.

Adjusted EBITDA is defined as Management Adjusted EBITDA further adjusted for favorable (unfavorable) metal price lag, exceptional consulting costs, effects of purchase accounting adjustment, standalone costs and Apollo management fees, application of our post-Acquisition hedging policy, gain on forgiveness of related party loan, and exceptional employee bonuses in relation to cost saving implementation and targets.

Management Adjusted EBITDA and Adjusted EBITDA have limitations as analytical tools. They are not recognized terms under IFRS and therefore do not purport to be an alternative to operating profit as a measure of operating performance or to cash flows from operating activities as a measure of liquidity.

Management Adjusted EBITDA and Adjusted EBITDA are not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider these performance measures in isolation from, or as a substitute analysis for, our results of operations.

Management Adjusted EBITDA

The following tables show Constellium’s combined and consolidated Management Adjusted EBITDA for the years ended December 31, 2010, 2011 and 2012:

	Predecessor for the year ended December 31,		Successor for the year ended December 31,
	2010		2011		2012
	(millions of € and as a % of segment revenue)
A&T	35	4%	26	3%	92	8%
P&ARP	74	5%	63	4%	80	5%
AS&I	(4)	(1%)	20	2%	40	5%
Holdings and corporate	(47)	(235%)	(6)	(120%)	(9)	(69%)

Total Management Adjusted EBITDA	58	2%	103	3%	203	6%

A&T. Management Adjusted EBITDA in our A&T segment more than tripled to €92 million for the year ended December 31, 2012 compared to €26 million for the year ended December 31, 2011. Management

Adjusted EBITDA in our A&T segment increased to €411 per ton for the year ended December 31, 2012 from €120 per ton for the year ended December 31, 2011. This increase included €44 million related to pricing and spreads on our aerospace products as well as €34 million related to favorable product mix. Management Adjusted EBITDA further benefitted from lower overhead expenses and labor costs of €1 million following the restructuring plan in Sierre, but suffered from the lowered productivity at Ravenswood while the CBA was being renegotiated. The increase was marginally offset by increased R&D costs of €4 million associated with the development of AIRWARE® and the negative impact of the Swiss franc weakening of €9 million.

Management Adjusted EBITDA in our A&T segment decreased by 26%, or €9 million, to €26 million for the year ended December 31, 2011 from €35 million for the year ended December 31, 2010. The decrease can be attributed to increasing inflation which had a negative impact of €8 million and negative foreign exchange impacts of €14 million and other one-offs of €14 million. These negative factors were partially offset by increased segment volumes and mix and positive pricing impacts which contributed €29 million and €24 million respectively to Management Adjusted EBITDA.

P&ARP. Management Adjusted EBITDA in our P&ARP segment increased by 27% or €17 million to €80 million for the year ended December 31, 2012 from €63 million for the year ended December 31, 2011. Management Adjusted EBITDA per ton increased by 30% to €132 per ton for the year ended December 31, 2012 from €101 per ton for the year ended December 31, 2011. Our Management Adjusted EBITDA improved due to better pricing and mix, mostly in can stock, which impacted Management Adjusted EBITDA by €21 million, and the impacts of the various cost reduction initiatives contributing €7 million to Management Adjusted EBITDA. This was partially offset by €6 million of inflation on labor and energy costs and the effect of declining volumes of €7 million. Foreign exchange variations had limited effect over the period as had our metal price lag adjustment.

Management Adjusted EBITDA in our P&ARP segment decreased by 15% or €11 million to €63 million for the year ended December 31, 2011 from €74 million for the year ended December 31, 2010. The decrease is driven by a €16 million negative impact on prices following LME fluctuations, as well as a €19 million higher inflation, mainly on energy and raw materials associated expenses. Central costs were also €11 million higher and foreign exchange had a negative impact of €4 million. This was however partially offset by €8 million associated with volume and mix and €22 million of cost productivity improvements.

AS&I. Management Adjusted EBITDA in our AS&I segment increased by 100%, or €20 million, to €40 million for the year ended December 31, 2012 from €20 million for the year ended December 31, 2011. Over the same period, Management Adjusted EBITDA per ton increased by 113%, to €194 per ton for the year ended December 31, 2012, from €91 per ton for the year ended December 31, 2011.

Although inflationary impacts on labor and energy costs negatively impacted Management Adjusted EBITDA by €9 million, this was more than offset by a lower cost base of €19 million resulting from productivity improvements and effects of our previous and current restructuring programs at Sierre, Ham, Levice and Singen being realized. Management Adjusted EBITDA was also impacted in 2012 by €4 million due to better mix and prices and a lower spend on R&D.

Management Adjusted EBITDA in our AS&I segment increased by €24 million, to €20 million for the year ended December 31, 2011 from a loss of €4 million in December 31, 2010. The increase in Management Adjusted EBITDA is due to an increase in volumes shipped which contributed €14 million positively to Management Adjusted EBITDA coupled with increased pricing and product mix and the positive impact of cost saving initiatives.

Holdings and Corporate. Our Holdings and Corporate segment incurred Management Adjusted EBITDA losses of €9 million for the year ended December 31, 2012 and €6 million for the year ended December 31, 2011. These losses were incurred due to non-integral operating entities such as our forging businesses, pass-through entities for import/export or income tax purposes, corporate and head office costs, non-service related pension and other post-retirement benefit costs and other non-operating items. The increase in our 2012 Management Adjusted EBITDA loss is primarily attributed to an increase in costs accrued centrally for employees in our corporate and head office function.

We recorded a Management Adjusted EBITDA loss of €47 million for the year ended December 31, 2010 primarily due to exceptional consulting costs of €30 million as we prepared for the Acquisition.

The following table reconciles our profit or loss for the period from continuing operations to our Management Adjusted EBITDA for the years presented:

	Predecessor for the year ended December 31,	Successor for the year ended December 31,
(€ in millions unless otherwise stated)	2010	2011	2012

Profit/(loss) for the period from continuing operations	(209)	(166)	142
Finance costs—net	7	39	60
Income tax	(44)	(34)	47
Share of profit from joint ventures	(2)	—	5
Depreciation and amortization	38	2	11
Impairment charges	224	—	3
Expenses related to the acquisition and separation(a)	—	102	3
Restructuring costs(b)	6	20	25
Unrealized losses on derivatives at fair value and exchange gains from the remeasurement of monetary assets and liabilities	38	140	(60)
Pension settlement and amendment(c)	—	—	(40)
Ravenswood CBA renegotiation(d)	—	—	7

Management Adjusted EBITDA	58	103	203

(a)	Represents expenses related to the Acquisition and separation of the Company from its previous owners.
(b)	Restructuring costs represent one-time termination benefits or severance, plus contract termination costs, primarily related to equipment and facility lease obligations.
(c)	Represents a loss generated by a settlement on withdrawal from the foundation that administered its employee benefit plan in Switzerland of €8 million and a €48 million gain due to amendments of our Ravenswood plan.
(d)	Represents non-recurring professional fees, including legal fees and bonuses in relation to the successful renegotiation of the 5-year collective bargaining agreement at our Ravenswood manufacturing site in September 2012.

Quarterly Financial Information

The table below presents summary financial and operating data for our quarters in the fiscal year ended December 31, 2012:

	2012
(€ in millions unless otherwise stated) (unaudited)	Q1	Q2	Q3	Q4

Statement of income data (continuing operations):
Revenue	935	976	885	814
Cost of sales	(813)	(822)	(785)	(712)
Gross profit	122	154	100	102
Income from operations	89	13	73	82
Income before income taxes	88	12	71	83
Net Income/(loss) for the year from continuing operations	56	(17)	41	62

Other operational and financial data:
Net trade working capital	470	514	463	289
Change in net trade working capital	(89)	(44)	51	174
Capital expenditure	32	15	23	56
Volumes (in kt)	265	277	256	235
Revenue per ton (€/ kt)	3,528	3,523	3,457	3,464
Management Adjusted EBITDA	58	73	32	40
Management Adjusted EBITDA per ton (€/ kt)	219	264	129	166
Adjusted EBITDA	61	83	40	44
Adjusted EBITDA per ton (€/ kt)	230	300	160	183

	2012
(€ in millions unless otherwise stated) (unaudited)	Q1	Q2	Q3	Q4

Continuing operations*
Net Income/(loss) for the year from continuing operations	56	(17)	41	62
Finance costs — net	9	28	12	11
Income tax	23	1	18	5
Share of loss from joint ventures	—	—	—	5
Depreciation and amortization	1	1	5	7
Restructuring costs	1	9	5	10
Expenses related to the acquisition and separation	1	1	1	—
Unrealized/(gains) losses on derivatives at fair value and exchange gains from the remeasurement of monetary assets and liabilities	(41)	50	(58)	(11)
Pension settlement and amendment	8	—		(48)
Ravenswood CBA renegotiation	—	—	8	(1)

Management Adjusted EBITDA	58	73	32	40
Favorable/(unfavorable) metal price lag	1	8	7	—
Apollo management fee	1	—	1	1
Exceptional employee bonuses in relation to cost savings and turnaround plans	1	2	—	(1)
Other	—	—	—	4

Adjusted EBITDA	61	83	40	44

*	See footnotes (2) and (3) to the “Summary Consolidated Historical Financial Data.”

Covenant Compliance and Financial Ratios

Our debt agreements contain customary covenants and events of default that, among other things, restrict, subject to certain exceptions, our ability and the ability of our subsidiaries, to incur indebtedness, sell assets, make investments, engage in acquisitions, mergers or consolidations and make dividends and other restricted payments. In addition, our floating rate term loan agreement (the “Term Loan Agreement”) contains a covenant that, after this offering, will require us to maintain a consolidated secured net leverage ratio of no more than 3.0 to 1.0, tested on a quarterly basis (as determined under our Term Loan Agreement). The ratio is calculated on a pro forma basis as consolidated secured debt (including receivables financing) less unrestricted cash divided by Adjusted EBITDA. The definition of Adjusted EBITDA allows us to adjust certain non-cash or exceptional income, expenses, gains or losses that are deducted in determining net income (for example, restructuring costs) and to add the future benefit of identified cost reduction programs.

We were in compliance with our covenants as of and for the year ended December 31, 2012.

The Term Loan Agreement contains other customary affirmative and negative covenants including with respect to liens, incurrence of indebtedness, investments, asset sales and transactions and restricted payments.

Our ABL Facility described in “Description of Certain Indebtedness — U.S. Revolving Credit Facility (the “ABL Facility”)” contains a financial maintenance covenant that requires Constellium Rolled Products Ravenswood, LLC to maintain excess availability of the greater of (i) $10 million and (ii) 10% of the aggregate revolving loan commitments. Constellium Rolled Products Ravenswood, LLC is currently in compliance with this financial maintenance covenant. The ABL Facility also contains customary negative covenants on liens, investments and restricted payments related to Ravenswood, LLC.

Management Adjusted EBITDA Reconciliation

The following tables show Constellium’s combined and consolidated Adjusted EBITDA for the years ended December 31, 2010, 2011 and 2012:

	Predecessor for the year ended December 31,	Successor for the year ended December 31,
	2010	2011	2012

	(€ in millions) (unaudited)
A&T	36	41	105
P&ARP	46	95	92
AS&I	(11)	37	46
Intersegment and Other	(23)	(13)	(15)

Total Adjusted EBITDA	48	160	228

Adjusted EBITDA is not a presentation made in accordance with IFRS, but we believe it provides investors and other users of our financial information with useful information. Adjusted EBITDA is used as a performance measure as management believes this measure provides additional information used by our lending facilities providers with respect to the ongoing performance of our underlying business activities. In addition, Adjusted EBITDA is a component of our financial covenants under the Term Loan Agreement.

Adjusted EBITDA is defined as Management Adjusted EBITDA further adjusted for favorable (unfavorable) metal price lag, exceptional consulting costs, effects of purchase accounting adjustment, standalone costs and Apollo management fees, application of our post-Acquisition hedging policy, gain on forgiveness of a related party loan, and exceptional employee bonuses in relation to cost saving implementation and targets. Adjusted EBITDA is not a presentation made in accordance with IFRS, is not a measure of financial condition, liquidity or profitability, and should not be considered as an alternative to profit or loss for the year determined in accordance with IFRS or operating cash flows determined in accordance with IFRS.

The following table reconciles our Management Adjusted EBITDA to our Adjusted EBITDA for the years presented:

	Predecessor	Successor
	Year ended December 31,
	2010	2011	2012
	(€ in millions) (unaudited)
Management Adjusted EBITDA	58	103	203
Favorable / (unfavorable) metal price lag(a)	(47)	12	16
Exceptional consulting costs(b)	30	—	—
Transition and start-up costs(c)	—	21	—
Effects of Purchase Accounting adjustment(d)	—	12	—
Standalone costs(e)	(7)	1	—
Apollo management fee(f)	—	1	3
Transition to new hedging policy(g)	11	—	—
Exceptional employee bonuses in relation to cost savings and turnaround plans(h)	—	2	2
Other(i)	3	8	4

Adjusted EBITDA(j)	48	160	228

(a)	Represents the financial impact of the timing difference between when aluminum prices included within our revenues are established and when aluminum purchase prices included in our cost of sales are established. We account for inventory using a weighted average price basis and this adjustment is to remove the effect of volatility in London Metal Exchange (“LME”) prices. This lag will, generally, increase our earnings and Adjusted EBITDA in times of rising primary aluminum prices and decrease our earnings and Adjusted EBITDA in times of declining primary aluminum prices. The calculation of our metal price lag adjustment is based on an internal standardized methodology calculated at each of our manufacturing sites and is calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of our cost of goods sold, by the quantity sold in the period.
(b)	Represents exceptional external consultancy costs which relate to the preparation of the divestment of the AEP Business in 2010.
(c)	Represents exceptional external consultancy costs related to the implementation of our cost savings program and set up of our IT infrastructure in 2011.
(d)	Represents the non-cash step up in inventory costs on the Acquisition of €12 million.
(e)	Represents the incremental standalone costs that would have been incurred if the Predecessor had operated as a standalone entity. This €19 million of corporate head office costs incurred in the six months ended June 30, 2012 was pro-rated for a twelve-month period after adjustment to remove the Predecessor corporate costs. The corporate head office costs include finance, legal, human resources and other corporate services that are now provided to our reporting segments and are principally provided at our corporate support services functions in Paris.
(f)	Represents the Apollo management fee, payable annually post-Acquisition, which is equal to the greater of $2 million per annum or 1% of our Adjusted EBITDA measure before such fees, as defined in the Pre-IPO Shareholders Agreement, plus related expenses.
(g)

Prior to the Acquisition, the Predecessor did not hedge U.S. dollar denominated aerospace contracts, which resulted in exposures to fluctuating euro-to-U.S. dollar exchange rates. Following completion of the Acquisition, we have implemented a policy to fully hedge foreign currency transactions against fluctuations in foreign currency. This adjustment is calculated based on the revenues generated by our aerospace contracts and assumes a U.S dollar: euro exchange rate of 1.2253 to 1, which is the average exchange rate for the first six months of 2006 when such contract volumes became committed and therefore this rate has been applied to revenue recorded throughout the Predecessor Period. If the U.S. dollar had weakened/strengthened by 8% against the euro, our adjustment would have been €12 million higher or lower in 2010.
(h)	Represents one-off bonuses under a two-year plan, paid to selected employees in relation to the achievement of cost savings targets and the costs of a bonus plan in relation to the turnaround program at our Ravenswood site.
(i)	Other adjustments are as follows: (i) in 2010, the adjustment of €3 million relates to exceptional scrap costs resulting from processing issues directly resulting from quality issues in the supply of raw materials at our Ravenswood plant; (ii) in 2011, €8 million of losses on metal purchases were attributable to the initial invoicing in U.S. dollars instead of euros by a metal supplier at inception of the contract. All invoices are now received and paid in euros. As this U.S. dollar-to-euro exposure from January through November 2011 was not effectively hedged, we consider this to be an exceptional loss and not part of our underlying trading; and (iii) in 2012, the exceptional costs incurred in respect of our IPO efforts.
(j)	Our Adjusted EBITDA in 2010 does not reflect the impact of €67 million and €57 million of cost savings realized in the years ended December 31, 2011 and 2012, respectively. These cost savings relate to the reduction of over 600 employees in 2011, 2012 and 2013, increased centralization in procurement and global sourcing of materials and increased efficiencies in production processes.

Liquidity and Capital Resources

Our primary sources of cash flow have historically been cash flows from operating activities and funding or borrowings from external parties and related parties.

As part of our cash flow management, we have improved our net working capital through procurement initiatives designed to leverage economies of scale and improve terms of payment to suppliers, as well as through collection initiatives designed to improve our billings and collections processes to reduce outstanding receivables. Our net working capital as a percentage of revenue decreased from 18% in 2010 to 8% in 2012. We define net working capital days, days of inventories, days of payables and days of sales outstanding as net trade working capital, inventories, trade payables and trade receivables divided by revenues for the last quarter, multiplied by 90, respectively. Net trade working capital is inventories plus trade receivables net, less trade payables. We believe this measure helps users of the financial statements compare our cash management from period to period and against our peers in respect to our efficiency of working capital employed and the ability to provide sufficient liquidity in the short and long term.

Based on our current and anticipated levels of operations, excluding certain one-time costs such as the 2011 costs relating to the acquisition and separation of the Company, and the condition in our markets and industry, we believe that our cash on hand, cash flows from operations, and availability under our Term Loan and revolving credit facilities will enable us to meet our working capital, capital expenditures, debt service and other funding requirements for the foreseeable future. However, our ability to fund working capital needs, debt payments and other obligations, and to comply with the financial covenants in the Term Loan Agreement, depends on our future operating performance and cash flows and many factors outside of our control, including the costs of raw materials, the state of the overall industry and financial and economic conditions and other factors, including those described under “Risk Factors.”

It is our policy to hedge all highly probable or committed foreign currency operating cash flows. As we have significant third party future receivables denominated in U.S. dollars, we enter into operating-forward contracts with financial institutions, selling forward U.S. dollars against euros. In addition, as discussed in “Business—The Company—Managing our Metal Price Exposure,” when we are unable to align the price and quantity of physical aluminum purchases with that of physical aluminum sales, we enter into derivative financial instruments to pass through the exposure to metal price fluctuations to financial institutions at the time the price is set. As the U.S.

dollar appreciates versus the euro or the LME price for aluminum falls, the derivative contracts entered into with financial institution counterparties have a negative mark-to-market. Our financial institution counterparties may require margin calls should our negative mark-to-market exceed a pre-agreed contractual limit. In order to protect the Company from the potential margin calls for significant market movements, we hold a significant liquidity buffer in cash or in availability under our various borrowing facilities, we enter into derivatives with a large number of financial counterparties and we monitor margin requirements on a daily basis for adverse movements in the U.S. dollar versus the euro and in aluminum prices. At December 31, 2012, the margin requirement related to foreign exchange hedges amounted to €15 million comprising of €12 million of fixed margin and €3 million of variable margin (December 31, 2011: €21 million). As of December 31, 2012, the margin requirement related to aluminum hedges was zero (as of December 31, 2011, margin posted on aluminum hedges was also zero). The highest margin made in 2012 related to foreign exchange derivatives and aluminum hedges was €60 million on July 26, 2012 and €2 million on June 29, 2012, respectively.

At December 31, 2012, we had €353 million of total liquidity, comprised of €142 million in cash and cash equivalents €50 million of undrawn credit facilities under our ABL Facility and €161 million available under our factoring arrangements. As of December 31, 2012 we have drawn €16 million under the ABL Facility, have nil letters of credit outstanding and fully utilized $200 million or €151 million under our Original Term Loan facility entered into on May 25, 2012.

Cash Flows

The following table summarizes our operating, investing and financing activities for the years ended December 31, 2010, 2011 and 2012:

	Predecessor combined for the year ended December 31,	Successor consolidated for the year ended December 31,
(€ in millions)	2010	2011	2012
Net cash provided by /(used) in:
Operating activities	(66)	(29)	246
Investing activities	161	(69)	(131)
Financing activities	(86)	201	(86)

Net increase in cash and cash equivalents	9	103	29

Net cash from operating activities

Net cash provided / (used) by operating activities increased by €275 million, to an inflow of €246 million for the year ended December 31, 2012, from an outflow of €29 million for the year ended December 31, 2011. Cash generated in the year ended December 31, 2012 reflected cash generated from net income from continuing operations as well as a decrease in net working capital of €117 million. Net working capital days decreased by 11 days to 32 days for the year ended December 31, 2012 from 43 days in the year ended December 31, 2011. Of the decrease in net working capital days, a 5-day decrease was driven by the implementation of the lean approach and specific actions to reduce inventories in our AS&I and P&ARP segments, and was partially offset by increased inventories in our A&T segment in preparation of the ramp-up of sales in Q1 2013 at Issoire. Net working capital days decreased by one more day due to the increase in days of payables outstanding associated with favorable negotiations with suppliers to our A&T segment. Our days sales outstanding metric decreased by 5 days reflecting favorable payment terms related to new contracts and early and prepayments on specific contracts in our A&T segment and significant cash collection and reduction in cash overdue at AS&I.

Net cash used in operating activities decreased by 56%, or €37 million, to an outflow of €29 million for the year ended December 31, 2011 from an outflow of €66 million for the year ended December 31, 2010. In the year ended December 31, 2011 the net cash used primarily reflected a cash outflow of €102 million related to acquisition and separation costs from the previous owner offset by a small decrease in working capital of €32 million. Net working capital days decreased by 19 days to 43 days for the year ended December 31, 2011 from 62 days in the year ended December 31, 2010. Net working capital days decreased by 5 days related to days of sales outstanding primarily associated with successful cash collection efforts in our A&T segment, partially offset by specific contract payment conditions in P&ARP. Inventory days decreased by 12 days due to record low levels of inventories at P&ARP, which was only partially offset by higher inventory at Issoire.

Net cash from investing activities

Cash flows used in investing activities increased by €62 million to an outflow of €131 million for the year ended December 31, 2012, from an outflow of €69 million for the year ended December 31, 2011. Cash flows used in investing activities for the year ended December 31, 2012 were primarily due to €126 million of capital expenditures and other activities. Significant capital expenditure projects for the year ended December 31, 2012 included the furnace at Issoire, the new press line at Singen and the Tube Center at Aviatube.

Cash flows used in investing activities was an outflow of €69 million for the year ended December 31, 2011 primarily due to €97 million of capital expenditures. This was partially offset by the proceeds from disposal of our AIN business of €9 million and purchase of net assets on acquisition—net of cash acquired of €13 million.

Significant capital expenditure projects included the AIRWARE® industrial facility at Issoire France in 2011 and 2012 and the stretcher at Ravenswood in 2011. For further details on capital expenditures projects, see the “Historical Capital Expenditures” section below.

Net cash provided by investing activities was an inflow of €161 million for the year ended December 31, 2010, primarily due to the receipt of €178 million relating to the repayment of related party loans, mainly by Alcan Holdings Switzerland AG, offset by €51 million of capital expenditure on property, plant and equipment.

Net cash from financing activities

Net cash provided by financing activities decreased to an outflow of €86 million for the year ended December 31, 2012, from an inflow of €201 million for the year ended December 31, 2011.

Net cash used in financing activities in the year ended December 31, 2012 reflected the €154 million of proceeds from the Original Term Loan, offset by €148 million of repayment of the term loan facility provided by Apollo Omega and FSI, outflows from factoring of €49 million and €28 million of interest paid. Net cash provided by financing activities in the year ended December 31, 2011 is due to the financing associated with the Acquisition described above.

Net cash provided by financing activities resulted in an inflow of €201 million for the year ended December 31, 2011 from an outflow of €86 million for the year ended December 31, 2010 as cash was utilized in 2010 to repay related party borrowings.

Financing Arrangements

Historical Capital Expenditures

The following table provides a breakdown of the historical capital expenditures for property, plant and equipment by segment for the periods indicated:

	Predecessor combined for the year ended December 31,	Successor consolidated for the year ended December 31,
(€ in millions)	2010	2011	2012
A&T	26	40	42
AS&I	14	20	40
P&ARP	10	26	39
Intersegment and Other	1	11	5

Total from continuing operations	51	97	126

Capital expenditure in the Company predominantly relates to development, maintenance and health & safety expenditures. Main projects undertaken during the period included the equipment upgrades completed in 2011 and 2012 at Ravenswood (hot mill and new stretcher), the first phase of the AIRWARE® casthouse at Issoire, completed in the second half of 2012, the electrical revamping of the Neuf-Brisach cold mills started in 2011 and the new Singen press line started in 2012.

Our principal capital expenditures currently in progress are expected to total approximately €295 million, for the years ended December 31, 2013 and 2014 in the aggregate. We currently expect all of our capital expenditures to be financed internally.

Capital expenditures increased by €29 million or 30%, to €126 million in the year ended December 31, 2012 from €97 million in the year ended December 31, 2011, as a result of the continuation of existing projects and a number of new projects, including the furnace at Issoire, the new press line in Singen and the Tube Center Project at Aviatube.

As at December 31, 2011 we have €115 million in construction in progress which relates to modernization and rebuilding projects at our Neuf Brisach, Issoire, Ravenswood and Singen sites.

Off-Balance Sheet Arrangements

We have no significant off-balance sheet arrangements.

Contractual Obligations

The following table summarizes our estimated material contractual cash obligations and other commercial commitments at December 31, 2012:

		Cash payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(unaudited, € in millions)
Borrowings(1)	168	18	3	3	144
Interest(2)	74	14	28	27	5
Derivatives relating to currencies and aluminum	53	24	19	10	—
Operating lease obligations(3)	58	16	24	15	3
Capital expenditures	49	49	—	—	—

Total(4)	402	121	74	55	152

(1)	Borrowings include revolving credit facilities which are considered short-term in nature and are included in the category “Less than 1 year”.
(2)	For this table, we have assumed a U.S. dollar LIBOR rate of 1.25% per annum, i.e. the floor rate plus 8%. Both the ABL facility and the factoring facility carry variable interest rates and variable outstanding amounts for which estimating future interest payments are not practicable. After this offering and the delivery to the administrative agent of our financial statements for the period ending March 31, 2013, the interest on the Term Loan will be equal to the aggregate of (i) the greater of the applicable euro currency rate (LIBOR) for the interest period multiplied by the statutory reserve rate and a floor of 1.25% per annum, plus (ii) a margin of 4.75% per annum for dollar-denominated borrowings and 5.25% per annum for euro-denominated borrowings.
(3)	Operating leases relate to buildings, machinery and equipment.
(4)	Retirement benefit obligations of €621 million are not presented above as the timing of the settlement of this obligation is uncertain.

Environmental Contingencies

Our operations, like those of other basic industries, are subject to federal, state, local and international laws, regulations and ordinances. These laws and regulations (i) govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as waste handling and disposal practices and (ii) impose liability for costs of cleaning up, and certain damages resulting from, spills, disposals or other releases or regulated materials. From time to time, our operations have resulted, or may result, in certain non-compliance with applicable requirements under such environmental laws. To date, any such non-compliance with such environmental laws has not had a material adverse effect on our financial position or results of operations.

Pension Obligations

Constellium operates various pension plans for the benefit of its employees across a number of countries. Some of these plans are defined benefit plans and others are defined contribution plans. The largest of these plans are in the United States, Switzerland, Germany and France. Pension benefits are generally based on the employee’s service and highest average eligible compensation before retirement, and are periodically adjusted for cost of living increases, either by practice, collective agreement or statutory requirement.

We also provide health and life insurance benefits to retired employees and in some cases to their beneficiaries and covered dependents. These plans are predominantly in the United States.

United States pensions and healthcare plans

In the United States, we operate defined benefit plans, which, as of December 31, 2012, covered 1,972 active, 308 deferred and 3,772 retired employees.

There is a defined contribution (401(k)) savings plan and an unfunded post-employment benefit scheme.

Switzerland

In 2012, and as part of the separation agreement with Rio Tinto, we withdrew from the foundation that previously had administered our employee benefit plans in Switzerland and joined a new commercial multi-employee foundation for our Swiss employees. This change led to a partial liquidation of the previous scheme which triggered a settlement. At the same time there was a change in employee benefit entitlements that resulted in a decrease in past service costs. The net effect of the settlement and the change in benefits resulted in a €8 million loss recorded within other gains/losses in the income statement. As of December 31, 2012, there were 843 employees and 7 retired employees in the Swiss pension plan.

Germany

In Germany, there are a number of defined benefit and defined contribution pension schemes, which, as of December 31, 2012, covered a total of 1,580 active, 472 deferred and 2,839 retired employees.

France

In France, there are unfunded defined benefit pension plans, which, as of December 31, 2012, covered 4,253 active and 310 retired employees.

Our pension liabilities and other post-retirement healthcare obligations are reviewed regularly by a firm of qualified external actuaries and are revalued taking into account changes in actuarial assumptions and experience. The assumptions include assumed discount rates on plan liabilities and expected rates of return on plan assets. Both of these require estimates and projections on a variety of factors and these can fluctuate from period to period.

For the year ended December 31, 2012, the total expense recognized in the income statement in relation to all our pension and post-retirement benefits was €44 million before the non-recurring pension plan settlements and amendments gains or losses of €40 million net (compared to €39 million for the year ended December 31, 2011). At December 31, 2012, the fair value of the plans assets was €267 million (compared to €287 million as of December 31, 2011), compared to a present value of our obligations of €878 million (compared to €865 million as of December 31, 2011), resulting in an aggregate plan deficit of €621 million (compared to €578 million as of December 31, 2011). Contributions to pension plans totaled €26 million for the year ended December 31, 2012 (compared to €28 million for the year ended December 31, 2011). Contributions for other benefits totaled €14 million for the year ended December 31, 2012 (compared to €13 million for the year ended December 31, 2011).

Our estimated funding for our funded pension plans and other post-retirement benefit plans is based on actuarial estimates using benefit assumptions for discount rates, expected long-term rates of return on assets, rates of compensation increases, and health care cost trend rates. The deficit in the pension plan and the unfunded post-retirement healthcare obligation as of December 31, 2012 were €266 million and €345 million, respectively. The net defined benefit obligation as of December 31, 2011 was €578 million. Estimating when the obligations will require settlement is not practicable and therefore these have not been included in the Contractual Obligations table above.

Quantitative and Qualitative Disclosures about Market Risk

In addition to the risks inherent in our operations, we are exposed to a variety of financial risks, such as market risk (including foreign currency exchange, interest rate and commodity price risk), credit risk and liquidity risk, and further information can be found in Note 21 to our audited combined financial statements and Note 23 to our audited consolidated financial statements.

Principal Accounting Policies, Critical Accounting Estimates and Key Judgments

Our principal accounting policies are set out in Note 2 to the audited combined and consolidated financial statements which all appear elsewhere in this prospectus. New standards and interpretations not yet adopted are also disclosed in Note 2 to the audited combined financial statements and Note 2.7 to our audited consolidated financial statements.

BUSINESS

The Company

Overview

We are a global leader in the design and manufacture of a broad range of innovative specialty rolled and extruded aluminum products, serving primarily the aerospace, packaging and automotive end-markets. We have a strategic footprint of manufacturing facilities located in the United States, Europe and China. Our business model is to add value by converting aluminum into semi-fabricated products. We believe we are the supplier of choice to numerous blue-chip customers for many value-added products with performance-critical applications. Our product portfolio commands higher margins as compared to less differentiated, more commoditized fabricated aluminum products, such as common alloy coils, paintstock, foilstock and soft alloys for construction and distribution.

We operate 26 production facilities, 10 administrative and commercial sites and one R&D center, and have approximately 8,845 employees. We believe our portfolio of flexible and integrated facilities is among the most technologically advanced in the industry. It is our view that our established presence in the United States and Europe and our growing presence in China strategically position us to service our global customer base. For example, based on information available to us as an industry participant, we believe we are one of only two suppliers of aluminum products to the aerospace market with facilities in both the United States and Europe. We believe this gives us a key competitive advantage in servicing the needs of our aerospace customers, including Airbus S.A.S. and The Boeing Company. We believe our well-invested facilities combined with more than 50 years of manufacturing experience, quality and innovation and pre-eminent R&D capabilities have put us in a leadership position in our core markets.

We seek to sell to end-markets that have attractive characteristics for aluminum, including (i) higher margin products, (ii) stability through economic cycles, and (iii) favorable growth fundamentals supported by customer order backlogs in aerospace and substitution trends in automotive and European can sheet. We are the leading global supplier of aerospace plates, the leading European supplier of can body stock and a leading global supplier of automotive structures. Our unique platform has enabled us to develop a stable and diversified customer base and to enjoy long-standing relationships with our largest customers. Our relationships with our top 20 customers average over 25 years, with more than 30% of our volumes for 2012 secured by contracts valid until 2015 or later. Our customer base includes market leading firms in aerospace, automotive, and packaging, like Airbus, Boeing, Rexam PLC, Ball Corporation, Crown Holdings, Inc. and several premium automotive original equipment manufacturers, or OEMs, including BMW AG, Mercedes-Benz and Volkswagen AG. We believe that we are a “mission critical” supplier to many of our customers due to our technological and R&D capabilities as well as the long and complex qualification process required for many of our products. Our core products require close collaboration and, in many instances, joint development with our customers.

For the years ended December 31, 2012, 2011 and 2010, we shipped approximately 1,033 kt, 1,058 kt and 972 kt of finished products, generated revenues of €3,610 million, €3,556 million and €2,957 million, generated gains of €134 million and incurred losses of €174 million and €207 million respectively, and generated Adjusted EBITDA of €228 million, €160 million and €48 million, respectively. The financial performance for the year ended December 31, 2012 represented a 2% decrease in shipments, a 2% increase in revenues and a 43% increase in Adjusted EBITDA from the prior year. Please see the reconciliation of Adjusted EBITDA in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Covenant Compliance and Financial Ratios” and footnote (3) to “Summary Consolidated Historical Financial Data.”

Table: Overview of Operating Segments

	Aerospace & Transportation	Packaging & Automotive Rolled Products	Automotive Structures & Industry

Commercial and Manufacturing Sites	• 15 (France, United States, Switzerland)	• 3 (France, Germany, Switzerland)	• 18 (France, Germany, Switzerland, Czech Republic, Slovakia, United States, China)

Employees (as of December 31, 2012)	• 3,812	• 1,986	• 2,247

Key products	• Aerospace plates and sheets • Aerospace wingskins • Aerospace extruded products • Plates for general engineering • Sheets for transportation applications	• Can Body Stock • Can End Stock • Auto Body Sheet • Closure Stock • Heat Exchangers • Specialty reflective sheet (Bright)	• Extruded products • Soft alloys • Hard alloys • Large profiles • Automotive structures

Key customers	• Aerospace: Airbus, Boeing, Embraer, Dassault, Bombardier, Lockheed Martin • Transport: Ryerson, ThyssenKrupp, FreightCar America, Amari	• Packaging: Rexam, Can-Pack, Ball, Crown, Amcor, Ardagh Group • Automotive: Daimler, Audi, Volkswagen, Valeo, Peugeot S.A.	• Automotive: Audi, BMW, Daimler, Porsche, General Motors, Ford, Benteler, Peugeot S.A., Strojmetal Kamenice • Rail: Stadler, CAF

Key facilities	• Ravenswood (USA) • Issoire (FR) • Sierre (CH)	• Neuf-Brisach (FR) • Singen (DE)	• Děčín (CZ) • Levice (SK) • Gottmadingen (DE)

Our Operating Segments

Our business is organized into three operating segments: (i) Aerospace & Transportation, (ii) Packaging & Automotive Rolled Products, and (iii) Automotive Structures & Industry.

Operating Segment	Products	Description

Aerospace & Transportation	Rolled Products and Extrusion	Includes the production of rolled and extruded aluminum products for the aerospace market, as well as rolled products for transport and industry end-uses. We produce aluminum plate, sheet and fabricated products in our European and North American facilities. Substantially all of these aluminum products are manufactured to specific customer requirements using direct-chill ingot cast technologies that allow us to use and offer a variety of alloys and products.

Packaging & Automotive Rolled Products	Rolled Products	Includes the production of rolled aluminum products in our French and German facilities. We supply the packaging market with can stock and closure stock for the beverage and food industry, as well as foil stock for the flexible packaging market. In addition we supply products for a number of technically sophisticated applications such as automotive sheet, heat exchangers, and sheet and coils for the building and constructions markets.

Automotive Structures & Industry	Extrusions	Includes the production of hard and soft aluminum alloy extruded profiles in Germany, France, the Czech Republic and Slovakia. Our extruded products are targeted at high demand end-uses in the automotive, engineering, building and construction and other transportation markets (rail and shipbuilding). In addition, we perform the value-added fabrication of highly advanced crash-management systems in Germany, the United States and China.

The following charts present our revenues by operating segment and geography for the year ended December 31, 2012:

[1]	Revenue by geographic zone is based on the destination of the shipment.

The following charts present the percentage of our revenues by operating segment and geography for the year ended December 31, 2011:

[1]	Revenue by geographic zone is based on the destination of the shipment.

The following charts present the percentage of our revenues by operating segment and geography for the year ended December 31, 2010:

[1]	Revenue by geographic zone is based on the destination of the shipment.

Aerospace & Transportation Operating Segment

Our Aerospace & Transportation operating segment has market leadership positions in technologically advanced aluminum and specialty materials products with wide applications across the global aerospace, defense, transportation, and industrial sectors. We offer a wide range of products including plate, sheet, extrusions and precision casting products which allows us to offer tailored solutions to our customers. We seek to differentiate our products and act as a key partner to our customers through our broad product range, advanced R&D capabilities, extensive recycling capabilities and portfolio of plants with an extensive range of capabilities across Europe and North America. In order to reinforce the competitiveness of our metal solutions, we design our processes and alloys with a view to optimizing our customers’ operations and costs. This includes offering services such as customizing alloys to our customers’ processing requirements, processing short lead time orders and providing vendor managed inventories or tolling arrangements. The Aerospace & Transportation operating segment accounted for 33% of our revenues and 45% of Management Adjusted EBITDA for the year ended December 31, 2012.

Principal end-use/ product category	Major Customers	Competitors

• Aerospace plates	• Airbus, Boeing, Dassault, Bombardier, Embraer, Lockheed Martin	• Alcoa, Aleris, Kaiser Aluminum

• General engineering and armor plate	• Thyssenkrupp	• Alcoa, Aleris, Austria Metall

• Sheets for aerospace and transportation	• Airbus, Boeing, Dassault, Ryerson, Amari	• Alcoa, Aleris, Kaiser Aluminum

• Other extrusions and precision casting	• Airbus, Boeing	• Universal Alloy Corporation

Eight of our manufacturing facilities produce products that are sold via our Aerospace & Transportation operating segment. Our aerospace plate manufacturing facilities in Ravenswood (West Virginia, United States), Issoire (France) and Sierre (Switzerland) offer the full spectrum of plate required by the aerospace industries (alloys, temper, dimensions, pre-machined) and have unique capabilities such as producing some wide and very high gauge plates required for some aerospace programs (civil & commercial). Sierre is in the process of becoming a new qualified aerospace heat treat plate mill. A step in this process was successfully achieved with the agreement in February 2013 by one of the largest commercial aircraft manufacturers to authorize Sierre to become a rolling and heat treat subcontractor of Issoire. We expect Sierre to become a fully qualified source for aerospace plate in 2015.

Downstream aluminum products for the aerospace market require relatively high levels of R&D investment and advanced technological capabilities, and therefore tend to command higher margins compared to more commoditized products. We work in close collaboration with our customers to develop highly engineered solutions to fulfill their specific requirements. For example, we developed AIRWARE®, a lightweight specialty aluminum-lithium alloy for our aerospace customers to address increasing demand for lighter and more environmentally sound aircraft; it combines optimized density, corrosion resistance and strength in order to achieve up to 25% weight reduction compared to other aluminum products and significantly higher corrosion and fatigue resistance than equivalent composite products. In addition, unlike composite products, any scrap produced in the AIRWARE® manufacturing process can be fully recycled, which reduces production costs. Since the opening of our AIRWARE® casthouse in Issoire, we are the first company to commercialize and produce AIRWARE®, on an industrial scale, and the material is currently being used on a number of major aircraft models, including the newest Airbus A350 XWB aircraft, the fuselage of Bombardier’s single-aisle twinjet C-Series short-haul planes, the Airbus A380 and the Boeing 787 Dreamliner.

Aerospace products are typically subject to long development and supply lead times and the majority of our contracts with our largest aerospace customers have a term of five years or longer, which provides excellent volume and profitability visibility. In addition, demand for our aerospace products typically correlates directly with aircraft backlogs and build rates. As of January 2013, the backlog reported by Airbus and Boeing for commercial aircraft reached 9,104 units on a combined basis, representing approximately eight years of production at the current build rates.

Additionally, aerospace products are generally subject to long qualification periods. Aerospace production sites are regularly audited by external certification organizations including the National Aerospace and Defense Contractors Accreditation Program (“NADCAP”) and/or the International Organization for Standardization (“ISO”). NADCAP is a cooperative organization of numerous aerospace OEMs that defines industry-wide manufacturing standards. The NADCAP appoints private auditors who grant suppliers like Constellium a NADCAP certification, which customers tend to require. New products or alloys are certified by the OEM that uses the product. Our sites have been qualified by external certification organizations and our products have been qualified by our customers. We are typically able to obtain qualification within 6 months to one year. We believe we are able to obtain such qualifications within that time frame for two main reasons. First, some new product qualifications depend on having older qualifications regarding their alloy, temper or shape which we have already obtained through our long history of working with the main aircraft OEMs. This range of qualifications includes in excess of 100 specifications, some of which we obtained during programs dating back to the 1960s. Second, over the course of the decades that we have been working with the aerospace OEMs, we have invested in a number of capital intensive equipment and R&D programs to be able to qualify to the current industry norms and standards.

Our Ravenswood facility is a critical asset to Constellium and a central element of our strategy. A qualified AIRWARE® platform, it runs what is in our view the industry’s most powerful stretcher and wide coil hot rolling capabilities. Despite losses in recent years, it has been subject to a very successful, three-prong turnaround plan:

(1)	Top line: We have reduced the volumes of our low-profitability Common Alloy Coils, to rebalance our mix towards our more profitable end-markets, such as aerospace. This action was supported by our recent entry into a contract with Airbus for the provision of innovative aluminum solutions.

(2)	Productivity: We have made significant investments in our stretcher ($37 million between 2008 and 2012) and we have improved the productivity of our plate shop by approximately 36% between 2010 and 2012.

(3)	People: A significant portion of the local leadership has been replaced and a long-term incentive plan has been set up. A five-year collective bargaining agreement was signed in September 2012, thereby reducing the risk of strike in the plant over that period.

Based on these improvements, the plant’s Adjusted EBITDA has significantly improved from a loss of (€31 million) in 2010 to a €34 million gain in 2012.

The following table summarizes our volume, revenues, Management Adjusted EBITDA and Adjusted EBITDA for our Aerospace & Transportation operating segment for the periods presented:

	Predecessor for the year ended December 31,	Successor for the year ended December 31,
(€ in millions, unless otherwise noted)	2010	2011	2012
		(unaudited)
Aerospace & Transportation:
Segment Revenues	810	1,016	1,182
Segment Shipments (kt)	195	216	224
Segment Revenues (€/ton)	4,154	4,704	5,278
Segment Management Adjusted EBITDA(1)	35	26	92
Segment Management Adjusted EBITDA(€/ton)	179	120	411
Segment Management Adjusted EBITDA margin (%)(2)	4%	3%	8%
Segment Adjusted EBITDA(3)	36	41	105

(1)	Management Adjusted EBITDA is not a measure defined under IFRS. Please see the reconciliation in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators” and also in footnote (2) to “Summary Consolidated Historical Financial Data.”
(2)	Management Adjusted EBITDA margin (%) is not a measure defined under IFRS. Management Adjusted EBITDA margin (%) is defined as Management Adjusted EBITDA as a percentage of Segment Revenue.
(3)	Adjusted EBITDA is not a measure defined under IFRS. Adjusted EBITDA is defined and discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Covenant Compliance and Financial Ratios.” Please see the reconciliation in that section and in footnote (3) to “Summary Consolidated Historical Financial Data.”

Packaging & Automotive Rolled Products Operating Segment

In our Packaging & Automotive Rolled Products operating segment, we produce and develop customized aluminum sheet and coil solutions. Approximately 79% of operating segment volume for the year ended December 31, 2012 was in packaging applications, which primarily include beverage and food can stock as well as closure stock and foil stock. The remaining 21% of operating segment volume for that period was in automotive and customized solutions, which include technologically advanced products for the automotive and industrial sectors. Our Packaging & Automotive Rolled Products operating segment accounted for 43% of revenues and 39% of Management Adjusted EBITDA for the year ended December 31, 2012.

Principal end-use/ product category	Major Customers	Competitors

• Can stock	• Rexam, Crown, Ball, Can-Pack, Ardagh Group	• Novelis, Hydro, Alcoa

• Brazing coil and sheet (e.g., heat exchangers)	• Valeo, Denso, Behr, Visteon	• Aleris, Alcoa, Sapa, Hydro

• Automotive body sheet (inner, outer, and structural parts)	• Audi, BMW, Daimler, Peugeot S.A., Renault	• Novelis, Aleris, Hydro

• Foilstock	• Amcor, Comital, Carcano	• Hydro, Novelis

We are the leading European supplier of can body stock and the leading worldwide supplier of closure stock. We are also a major European player in automotive rolled products for Auto Body Sheet, and heat exchangers. We have a diverse customer base, consisting of many of the world’s largest beverage and food can manufacturers, specialty packaging producers, leading automotive firms and global industrial companies. Our customer base includes Rexam PLC, Audi AG, Daimler AG, Peugeot S.A., Ball Corporation, Can-Pack S.A., Crown Holdings, Inc., Alanod GmbH & Co. KG, Ardagh Group S.A., Amcor Ltd. and ThyssenKrupp AG. Our automotive contracts are usually valid for the lifetime of a model, which is typically six to seven years.

We have two integrated rolling operations located in Europe’s industrial heartland. Neuf-Brisach, our facility on the border of France and Germany, is, in our view, a uniquely integrated aluminum rolling and finishing facility. Singen, located in Germany, is specialized in high-margin niche applications and has an integrated hot/cold rolling line and high-grade cold mills with special surfaces capabilities that facilitate unique metallurgy and lower production costs. We believe Singen has enhanced our reputation in many product areas, most notably in the area of functional high-gloss surfaces for the automotive, lighting, solar and cosmetic industries, other decorative applications, closure stock, paintstock and foilstock.

Our Packaging & Automotive Rolled Products operating segment has historically been relatively resilient during periods of economic downturn and has had relatively limited exposure to economic cycles and periods of financial instability. According to CRU, during the 2008-2009 economic crisis, can stock volumes decreased by 10% in 2009 versus 2007 levels as compared to a 24% decline for flat rolled aluminum products volumes in aggregate during the same period. This demonstrates that demand for beverage cans tends to be less correlated with general economic cycles. In addition, we believe European can body stock has an attractive long-term growth outlook due to the following trends: (i) end-market growth in beer, soft drinks and energy drinks, (ii) increasing use of cans versus glass in the beer market, (iii) increasing use of aluminum in can body stock in the European market, at the expense of steel, and (iv) increasing consumption in eastern Europe linked to purchasing power growth.

The following table summarizes our volume, revenues, Management Adjusted EBITDA and Adjusted EBITDA for our Packaging & Automotive Rolled Products operating segment for the periods presented:

	Predecessor for the year ended December 31,	Successor for the year ended December 31,
(€ in millions, unless otherwise noted)	2010	2011	2012
		(unaudited)
Packaging & Automotive Rolled Products:
Segment Revenues	1,373	1,625	1,554
Segment Shipments (kt)	588	621	606
Segment Revenues (€/ton)	2,335	2,617	2,564
Segment Management Adjusted EBITDA(1)	74	63	80
Segment Management Adjusted EBITDA (€/ton)	126	101	132
Segment Management Adjusted EBITDA margin (%)(2)	5%	4%	5%
Segment Adjusted EBITDA(3)	46	95	92

(1)	Management Adjusted EBITDA is not a measure defined under IFRS. Please see the reconciliation in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators” and also in footnote (2) to “Summary Consolidated Historical Financial Data.”
(2)	Management Adjusted EBITDA margin (%) is not a measure defined under IFRS. Management Adjusted EBITDA margin (%) is defined as Management Adjusted EBITDA as a percentage of Segment Revenue.
(3)	Adjusted EBITDA is not a measure defined under IFRS. Adjusted EBITDA is defined and discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Covenant Compliance and Financial Ratios.” Please see the reconciliation in that section and in footnote (3) to “Summary Consolidated Historical Financial Data.”

Automotive Structures & Industry Operating Segment

Our Automotive Structures & Industry operating segment produces (i) technologically advanced structures for the automotive industry including crash management systems, side impact beams and cockpit carriers and (ii) soft and hard alloy extrusions and large profiles for automotive, rail, road, energy, building and industrial applications. We complement our products with a comprehensive offering of downstream technology and services, which include pre-machining, surface treatment, R&D and technical support services. Our Automotive Structures & Industry operating segment accounted for 24% of revenues and 20% of Management Adjusted EBITDA for the year ended December 31, 2012.

Principal end-use/ product category	Major Customers	Competitors

• Soft alloy extrusions	• Peugeot S.A., Renault	• Hydro Aluminum, Sapa Group

• Hard alloy extrusions	• Strojmetal Kamenice, Bosch, Daimler, TRW	• Alcoa, Aleris, Eural, Fuchs, Impol

• Large profiles (urban transport systems, high speed trains, etc.)	• Alstom, AnsaldoBreda, Bombardier, Siemens; Stadler; CAF	• Aleris, Sapa Group

• Automotive Structures	• Audi, Daimler, BMW, Peugeot S.A., Renault, Ford, Chrysler; Porsche; General Motors; Benteler	• Benteler, YKK

We believe that we are the second largest provider of automotive structures in the world and the leading supplier of hard alloys and large profiles for industrial and other transportation markets in Europe. We manufacture automotive structures products for some of the largest European and North American car manufacturers supplying a global market, including Daimler AG, BMW AG, Audi AG, Chrysler Group LLC and Ford Motor Co. We also have a strong presence in soft alloys in France and Germany, with customized solutions for a diversity of end-markets.

Eighteen of our manufacturing facilities, located in Germany, the United States, the Czech Republic, Slovakia, France, Switzerland and China, produce products sold in our AS&I operating segment. We believe our local presence, downstream services and industry leading cycle times help to ensure that we respond to our customer demands in a timely and consistent fashion. Our two integrated remelt and casting centers in Switzerland and the Czech Republic both provide security of metal supply and contribute to our recycling efforts.

The following table summarizes our volume, revenues, Management Adjusted EBITDA and Adjusted EBITDA for our Automotive Structures & Industry operating segment for the periods presented:

	Predecessor for the year ended December 31,	Successor for the year ended December 31,
(€ in millions, unless otherwise noted)	2010	2011	2012
		(unaudited)
Automotive Structures & Industry:
Segment Revenues	754	910	861
Segment Shipments (kt)	212	219	206
Segment Revenues (€/ton)	3,557	4,155	4,180
Segment Management Adjusted EBITDA(1)	(4)	20	40
Segment Management Adjusted EBITDA (€/ton)	(19)	91	194
Segment Management Adjusted EBITDA margin (%)(2)	(1%)	2%	5%
Segment Adjusted EBITDA(3)	(11)	37	46

(1)	Management Adjusted EBITDA is not a measure defined under IFRS. Please see the reconciliation in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators” and also in footnote (2) to “Summary Consolidated Historical Financial Data.”
(2)	Management Adjusted EBITDA margin (%) is not a measure defined under IFRS. Management Adjusted EBITDA margin (%) is defined as Management Adjusted EBITDA as a percentage of Segment Revenue.
(3)	Adjusted EBITDA is not a measure defined under IFRS. Adjusted EBITDA is defined and discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Covenant Compliance and Financial Ratios.” Please see the reconciliation in that section and in footnote (3) to “Summary Consolidated Historical Financial Data.”

Our Industry

Aluminum sector value chain

The global aluminum industry consists of (i) mining companies that produce bauxite, the ore from which aluminum is ultimately derived, (ii) primary aluminum producers that refine bauxite into alumina and smelt alumina into aluminum, (iii) aluminum semi-fabricated products manufacturers, including aluminum casters, recyclers, extruders and flat rolled products producers, and (iv) integrated companies that are present across multiple stages of the aluminum production chain.

The price of aluminum, quoted on the London Metal Exchange (which we refer to in this prospectus as “LME”), is subject to global supply and demand dynamics and moves independently of the costs of many of its inputs. Producers of primary aluminum have limited ability to manage the volatility of aluminum prices and can experience a high degree of volatility in their cash flows and profitability. We do not smelt aluminum, nor do we participate in other upstream activities such as mining or refining bauxite. We recycle aluminum, both for our own use and as a service to our customers.

Rolled and extruded aluminum product prices are generally based on the price of metal plus a conversion fee (i.e., the cost incurred to convert the aluminum into its semi-finished product). The price of aluminum is not a significant driver of our financial performance, in contrast to the more direct relationship of the price of aluminum to the financial performance of primary aluminum producers. Instead, the financial performance of producers of rolled and extruded aluminum products, and of Constellium as one such producer, is driven by the dynamics in the end markets that they serve, their relative positioning in those markets and the efficiency of their industrial operations.

Aluminum rolled products overview

According to CRU International Limited, aluminum rolled products, i.e., sheet, plate and foil, are semi-finished products that constitute almost 50% of all aluminum volumes used. They provide the raw material for the manufacture of finished goods ranging from packaging to automotive body panels. The packaging industry is a major consumer of the majority of sheet and foil for making beverage cans, foil containers and foil wrapping. Sheet is also used extensively in transport for airframes, road and rail vehicles, in marine applications, including offshore platforms, and superstructures and hulls of boats and in building for roofing and siding. Plate is used for airframes, military vehicles and bridges, ships and other large vessels and as tooling plate for the production of plastic products. Foil applications outside packaging include electrical equipment, insulation for buildings, lithographic plate and foil for heat exchangers.

Independent aluminum rolled products producers and integrated aluminum companies alike participate in this market. Our rolling process consists of passing aluminum through a hot-rolling mill and then transferring it to a cold-rolling mill, which can gradually reduce the thickness of the metal down to approximately 0.2-6 mm for sheet or plates, which are thicker than 6 mm.

There are three sources of input metal for aluminum rolled products:

•	Primary aluminum, which is primarily in the form of standard ingot

•	Sheet ingot or rolling slab

•	Recycled aluminum, which comes either from scrap from fabrication processes, known as recycled process material, or from recycled end products in their end of life phase, such as beverage cans.

We buy various types of metal, including primary metal from smelters in the form of ingots, rolling slabs or extrusion billets, remelted metal from external casthouses (in addition to our own casthouses) in the form of rolling slabs or extrusion billets, production scrap from our customers, and end of life scrap.

Primary aluminum and sheet ingot can generally be purchased at prices set on the LME plus a premium that varies by geographic region on delivery, alloying material, form (ingot or molten metal) and purity.

Recycled aluminum is also an important source of input material and is tied to LME pricing (typically sold at a 7.5%–15% discount). Aluminum is indefinitely recyclable and recycling it requires only approximately 5% of the energy required to produce primary aluminum. As a result, in regions where aluminum is widely used, manufacturers and customers are active in setting up collection processes in which used beverage cans and other end-of-life aluminum products are collected for re-melting at purpose-built plants. Manufacturers may also enter into agreements with customers who return recycled process material and pay to have it re-melted and rolled into the same product again.

The following charts illustrate expected global demand for aluminum extruded and rolled products. The expected growth through 2017 for the extruded products market and the flat rolled products market is 6.2% and 5.5%, respectively.

Projected Aluminum Demand 2012-2017 (in thousand metric tons)

The market for aluminum rolled products tends to be less subject to demand cyclicality than the markets for primary aluminum and sheet ingot, which are affected by commodity price movements. A significant share of aluminum rolled products is used in the production of consumer staples, which have historically experienced relatively stable demand characteristics. These factors combine to create an industry that has lower cyclicality than the primary aluminum industry.

As the aluminum rolled products industry is characterized by economies of scale, significant capital investments required to achieve and maintain technological capabilities and demanding customer qualification standards. The service and efficiency demands of large customers have encouraged consolidation among suppliers of aluminum rolled products.

The supply of aluminum rolled products has historically been affected by production capacity, alternative technology substitution and trade flows between regions. The demand for aluminum rolled products has historically been affected by economic growth, substitution trends, down-gauging, cyclicality and seasonality.

Aluminum extrusions overview

Aluminum extrusion is a technique used to transform aluminum billets into objects with a definitive cross-sectional profile for a wide range of uses. Extrusions can be manufactured in many sizes and in almost any shape for which a die can be created. The extrusion process makes the most of aluminum’s unique combination of physical characteristics. Its malleability allows it to be easily machined and cast, and yet aluminum is one-third the density and stiffness of steel so the resulting products offer strength and stability, particularly when alloyed with other metals.

The process of aluminum extrusion consists of the following steps:

•	After designing and creating the shape of the die, a cylindrical billet of aluminum alloy is heated to 800°F-925°F.

•	The aluminum billet is then transferred to a loader, where a lubricant is added to prevent it from sticking to the extrusion machine, the ram or the handle.

•	Substantial pressure is applied to a dummy block using a ram, which pushes the aluminum billet into the container, forcing it through the die.

•

To avoid the formation of oxides, nitrogen in liquid or gaseous form is introduced and allowed to flow through the sections of the die. This creates an inert atmosphere and increases the life of the die.

•

The extruded part passes onto a run-out table as an elongated piece that is now the same shape as the die opening. It is then pulled to the cooling table where fans cool the newly created aluminum extrusion.

•	When the cooling is completed, the extruded aluminum is moved to a stretcher, for straightening and work hardening.

•	The hardened extrusions are brought to the saw table and cut according to the required lengths.

•	The final step is to treat the extrusions with heat in age ovens, which hardens the aluminum by speeding the ageing process.

Additional complexities may be applied during this process to further customize the extruded parts. For example, to create hollow sections, pins or piercing mandrels are placed inside the die. After the extrusion process, a variety of options are available to adjust the color, texture and brightness of the aluminum’s finish. This may include aluminum anodizing or painting.

Today, aluminum extrusion is used for a wide range of purposes, including components of the transportation and industrial markets. Virtually every type of vehicle contains aluminum extrusions, including cars, boats, bicycles and trains. Home appliances and tools take advantage of aluminum’s excellent strength-to-weight ratio. The increased focus on green building is also leading contractors and architects to use more extruded aluminum products, as aluminum extrusions are flexible and corrosion-resistant. These diverse applications are possible due to the advantageous attributes of aluminum, from its particular blend of strength and ductility to its conductivity, its non-magnetic properties and its ability to be recycled repeatedly without loss of integrity. All of these capabilities make aluminum extrusions a viable and adaptable solution for a growing number of manufacturing needs.

Our Key End-markets

Within the downstream aluminum market, we have chosen to focus our product portfolio on selected end-markets that we believe have particularly attractive characteristics for aluminum and favorable growth fundamentals, including aerospace, packaging and automotive.

Aerospace

Demand for aerospace plates is primarily driven by the build rate of aircraft, which we believe will be supported for the foreseeable future by (i) necessary replacement of ageing fleets by airline operators, particularly in the United States and Western Europe, (ii) increasing global passenger air traffic (the aerospace industry publication The Airline Monitor estimates that global revenue passenger miles will grow at a compound annual growth rate (“CAGR”) of 5.4% from 2012 to 2020) and (iii) “lightweighting” (the substitution for lighter metals) to improve fuel efficiency and address increasingly rigorous environmental requirements. Due to a combination of these factors, in 2012, both Boeing and Airbus predict the need for approximately 34,000 new aircraft over the next 20 years across all categories of large commercial aircraft.

Data Source: Boeing publicly available information

We believe the mix shift towards larger planes is benefitting aluminum demand due to aluminum’s compelling strength-to-weight characteristics, and has been driving an increased use of aluminum in a wide spectrum of aeronautical applications. Specifically, the growth in demand of larger planes is driving average aluminum content. For example, according to Davenport & Company, wide body planes growth between 2012-2017 is estimated at 9.7% compared to narrow body planes of 2.9%. In addition, our proprietary AIRWARE® material solution is increasingly being used by aircraft manufacturers to improve fuel efficiency of their aircraft.

According to the CRU, the aluminum demand for the Aerospace market in Western Europe and North America is expected to grow by 7% per year between 2012 and 20151.

[1]	Defined as Aircraft Western Europe and Aerospace North America.

Rigid Packaging

Aluminum beverage cans represented approximately 19% of the total global aluminum flat rolled demand by volume in 2012. Aluminum is a preferred material for beverage packaging as it allows drinks to chill faster, can be stacked for transportation and storage more densely than competing formats (such as glass bottles), is highly formable for unique or differentiated branding, and offers the environmental advantage of easy, cost- and energy-efficient recycling. As a result of these benefits, aluminum is displacing glass as the preferred packaging material in certain markets, such as beer. In our core European market, aluminum is replacing steel as the standard for beverage cans. Between 2001 and 2012, aluminum’s penetration of the European can stock market versus tinplate increased from 58% to 77%, while the number of aluminum cans produced increased from

34 billion to 37 billion. In addition, we are benefitting from increased consumption in Eastern Europe and growth in high margin products such as the specialty cans used for energy drinks.

In addition to expected growth, demand for can sheet has been highly resilient across economic cycles. Between 2007 and 2009, during the economic crisis, European can body stock volumes decreased by less than 9% as compared to a 24% decline for total European flat rolled products volumes.

According to the CRU, the aluminum demand for the can stock market in Western and Eastern Europe is expected to grow by 3% per year between 2012 and 2015.

Automotive

We supply the automotive sector with flat rolled products out of our Packaging & Automotive Rolled Products operating segment and extrusions and automotive structures out of our Automotive Structures & Industry operating segment.

In our view, the main drivers of automotive sales are overall economic growth, credit availability, consumer prices and consumer confidence. According to LMC Automotive, light vehicle production is expected to grow from 50.7 million units in 2011 to 70.8 million units in 2017 in Europe, China and North America. We estimate that the U.S. market for aluminum auto body sheet is expected to grow from <100kt in 2012 to approximately 450kt by 2015 and approximately 1000kt by 2020.

Within the automotive sector, the demand for aluminum has been increasing faster than the underlying demand for light vehicles due to recent growth in the use of aluminum products in automotive applications. We believe a main reason for this is aluminum’s high strength-to-weight ratio in comparison to steel. This lightweighting facilitates better fuel economy and improved emissions performance. As a result, manufacturers are seeking additional applications where aluminum can be used in place of steel and an increased number of cars are being manufactured with aluminum panels and crash management systems. We believe that this trend will continue as increasingly stringent E.U. and U.S. regulations relating to reductions in carbon emissions, as well as high fuel prices, will force the automotive industry to increase its use of aluminum to “lightweight” vehicles. European automakers must reduce average carbon emissions across their fleets, from 135g/km currently to 130g/km, between 2012 and 2015, while similar rules in the United States are driving increases in average fleet efficiency. According to a study done by research firm Frost & Sullivan, the global market in automotive applications for aluminum is expected to more than double by 2017 from $13 billion in 2010 to $28 billion in 2017. We believe that this is a result of demanding new fuel-efficiency standards in the European Union, the United States and Japan. As an example, in the United States, the new Ford F-150 is expected to use aluminum in order to reduce its weight.

We believe that Constellium is one of only a limited number of companies that is able to produce the quality and quantity required by car manufacturers for both flat rolled products and automotive structures, and that we are therefore well positioned to take advantage of these market trends.

Our R&D-focused approach led to the development of a number of innovative automotive product solutions; for example, Constellium worked with Mercedes-Benz to develop an all-aluminum crash management system that reduced the system’s weight by 50%. In addition, increasing demand for European luxury cars in emerging markets, particularly in China, is expected to enhance the long-term growth prospects for our automotive products given our strong established relationships with the major German car manufacturers, who are particularly well placed in this region.

According to the CRU, the aluminum demand for the Auto Body market in Western Europe and North America is expected to grow by 17% per year between 2012 and 20151.

[1]	Defined as NA Passenger Cars and Western Europe Auto Body

Our Competitive Strengths

Aluminum is a widely used, attractive industrial material, and several factors support fundamental long-term growth in aluminum consumption generally, including urbanization in emerging economies, economic recovery in developed economies and a global focus on sustainability. We believe that we are well positioned to benefit from this growth and increase our market share due to (i) our leading positions in attractive and complementary end-markets (aerospace, packaging and automotive), (ii) our advanced R&D technological capabilities, (iii) our global network of efficient facilities with a broad range of capabilities operated by a highly skilled workforce, (iv) our long-standing relationships with a diversified and blue-chip customer base, (v) our stable business model that delivers robust free cash flow across the cycle and (vi) our strong and experienced management team.

We believe that the following competitive strengths differentiate our business and will allow us to maintain and build upon our strong industry position:

Leading positions in each of our attractive and complementary end-markets

In our core industries—aerospace, packaging and automotive—we have market leading positions and established relationships with many of the main manufacturers. Within these attractive and diverse end-markets, we are particularly focused on product lines that require expertise, advanced R&D, and technology capabilities to produce. The drivers of demand in our core industries are varied and largely unrelated to one another.

We are the largest supplier globally of aerospace plates. We believe that our ability to fulfill the technical, R&D and quality requirements needed to supply the aerospace market gives us a significant competitive advantage. In addition, based on our knowledge as a market participant, we are one of only two suppliers of aerospace plate to have qualified facilities on two continents, which enables us to more effectively supply both Airbus and Boeing. We have sought to develop our strategic platform by making significant investments to increase our capacity and improve our capabilities and to develop our proprietary AIRWARE® material solution. We believe we are well positioned to benefit from strong demand in the aerospace sector, as demonstrated by the currently high backlogs for Boeing and Airbus that are driven by increased global demand for air travel, especially in Asia. For example, Boeing estimates that between 2012 and 2031, 38% of sales of new airplanes will be to Asia Pacific, 22% to Europe and 18% to North America.

We are the largest supplier of European can body stock by volume with approximately 36% of the market and, in our view, we have benefited from our strong relationships with the leading European can manufacturers, our recycling capabilities and our fully integrated Neuf-Brisach facility, which has full production capabilities ranging from recycling and casting to rolling and finishing. As the leader in the European market, we believe that we are well-positioned to benefit from the ongoing trend of steel being replaced by aluminum as the material of choice for can sheet. Packaging provides a stable cash flow stream through the economic cycle that can be used to invest in attractive opportunities in the aerospace and automotive industries to drive longer term growth.

In Automotive, we believe our leading positions in the supply of aluminum products are due to our advanced design capabilities, efficient production systems and established relationships with leading automotive OEMs. This includes being the second largest global supplier of auto crash management systems by volume. We expect that E.U. and U.S. regulations requiring reductions in carbon emissions and fuel efficiency, as well as relatively high fuel prices, will continue to drive aluminum demand in the automotive industry. Whereas growth in aluminum use in vehicles has historically been driven by increased use of aluminum castings, we anticipate that future growth will be primarily in the kinds of extruded and rolled products that we supply to the OEMs.

In addition, we hold market leading positions in a number of other attractive product lines.

(a)	CRU International Limited, based on data regarding the year ended 2011
(b)	Based on Company internal market analysis
*	Based on volumes

Advanced R&D and technological capabilities

We have made substantial investments to develop unique R&D and technological capabilities, which we believe give us a competitive advantage as a supplier of the high value-added, specialty products on which we focus and which make up the majority of our product portfolio. In particular, our R&D facility in Voreppe, France has given us a leading position in the development of proprietary next-generation specialty alloys, as evidenced by our robust intellectual property portfolio. We use our technological capabilities to develop tailored products in close partnerships with our customers, with the aim of building long-term and synergistic relationships.

One of our hallmark R&D achievements was the recent development of AIRWARE®, a lightweight specialty aluminum-lithium alloy developed for our aerospace customers to enable them to reduce fuel consumption and costs. AIRWARE® was developed for certain customers using our pilot cast-house in Voreppe, and following a substantial capital expenditure investment, is now being produced on an industrial scale in our aerospace facility in Issoire, France. AIRWARE® combines optimized density, corrosion resistance and strength in order to achieve up to 25% weight reduction compared to other aluminum products and significantly higher corrosion and fatigue resistance than equivalent composite products. This technology drives incremental margin compared to tradition aluminum alloys.

Global network of efficient facilities with a broad range of capabilities operated by a highly skilled workforce

We operate a network of strategically located facilities that we believe allows us to compete effectively in our selected end-markets across numerous geographies. With an estimated replacement value of over €6 billion, our facilities have enabled us to reliably produce a broad range of high-quality products. They are operated by a highly skilled workforce with decades of accumulated operational experience. We believe this collective knowledge base would be very difficult to replicate and is a key contributing factor to our ability to produce consistently high-quality products.

Our six key production sites feature industry-leading manufacturing capabilities with required industry qualifications that are in our view difficult for market outsiders to accomplish. For example, Neuf-Brisach is the most integrated downstream aluminum production facility in Europe, with capabilities spanning the recycling, casting, rolling and finishing phases of production. Our Issoire, France and Ravenswood, West Virginia, United States plants have unique capabilities for producing the specialized wide and very high gauge plates required for the aerospace sector. We spent €20 million in the two-year period ended December 31, 2012 at Ravenswood, mainly to complete significant equipment upgrades, including a hot mill and new stretcher that we believe is the most powerful stretcher in our industry. Additionally, our network of small extrusion and automotive structures plants enables us to serve many of our customers on a localized basis, allowing us to more rapidly meet demand through close proximity. We believe our portfolio of facilities provides us with a strong platform to retain and grow our global customer base.

Long-standing relationships with a diversified and blue-chip customer base

Our customer base includes some of the largest manufacturers in the aerospace, packaging and automotive end-markets. We believe that our ability to produce tailored, high value-added products fosters longer-term and synergistic relationships with this blue-chip customer base. We regard our relationships with our customers as partnerships in which we work together to utilize our unique R&D and technological capabilities to develop customized solutions to meet evolving requirements. This includes developing products together through long-term R&D partnerships. In addition, we collaborate with our customers to complete a rigorous process for qualifying our products, which requires substantial time and investment and creates high switching costs.

We have a relatively diverse customer base with our 10 largest customers representing approximately 43% of our revenues and approximately 48% of our volumes for the year ended December 31, 2012. The average length of our relationships with our top 20 customers exceeds 25 years, and in some cases goes back as far as 40 years, particularly with our aerospace and packaging customers. Most of our major packaging, aerospace and automotive customers have multi-year contracts with us (i.e., contracts with terms of three to five years), making us critical partners to our customers. As a result, more than 80% of our volumes for 2013 are contracted or agreed with our customers and we estimate that approximately 50% of our volumes for 2012 are generated under multi-year contracts, more than 40% are governed by contracts valid until 2014 or later and more than 30% are governed by contracts valid until 2015 or later. In addition, more than 70% of our packaging volumes are contracted through 2014. This provides us with stability and significant visibility into our future volumes and earnings.

Stable business model that delivers robust free cash flow across the cycle

There are several ways in which our business model is designed to produce stable and consistent cash flows and profitability. For example, we seek to limit our exposure to commodity metal price volatility primarily by utilizing pass-through mechanisms or contractual arrangements and financial derivatives.

Our business also features relatively countercyclical cash flows. During an economic downturn, lower demand causes our sales volumes to decrease, which results in a corresponding reduction in our inventory purchases and a reduction in our working capital requirements. As a result, operating cash flows become positive. We believe this helps to drive robust free cash flow across cycles and provides significant downside protection for our liquidity position in the event of a downturn. For example, in 2009 during the last prolonged downturn in demand, our volumes declined from 1,058 kt to 868 kt. This decline resulted in a €276 million reduction of our total working capital, mainly driven by inventory purchases reductions of €213 million and a positive operating cash flow from continuing operations of approximately €181 million.

In addition, we have a significant presence in what have proved to be relatively stable, recession-resilient end-markets with 47% of volumes in the year ended December 31, 2012 sold into the can sheet and packaging end-markets, and 9% of volumes in that period sold into the aerospace end-market, which is driven by global demand trends rather than regional trends. Our automotive products are predominantly used in premium models manufactured by the German OEMs, which are not as dependent on the European economy and continue to benefit from rising demand in developing economies, particularly China. For example, LMC Automotive reports that in 2012, 42% of global light vehicles were sold in Asia Pacific, 22% were sold in Europe and 21% were sold in North America.

We are also focused on optimizing the cost efficiency of our operations. In 2010, we implemented a rigorous continuous improvement program with the annual goal of outperforming inflation in our non-metal cost base (labor, energy, maintenance) and lowering our breakeven level. As a result of this program, we reduced our costs by €49 million in 2010, €67 million in 2011 and €57 million in 2012.

Strong and experienced management team

We have a strong and experienced management team led by Pierre Vareille, our Chief Executive Officer, who has more than 30 years of experience in the manufacturing industry and a successful track record of leading global manufacturing companies particularly in the domain of metal transformation for industries such as automotive and aerospace. Both Mr. Vareille and our Chief Financial Officer, Didier Fontaine, have previously been involved in the management of public companies. Our executive officers and other key members of our management team have an average of more than 15 years of relevant industry experience. Our team has expertise across the commercial, technical and management aspects of our business and industry, which provides for strong customer service, rigorous quality and cost controls, and focus on health, safety and environmental improvements. Our board of directors includes current and former executives of Alcan, Rio Tinto, Bosch, Kaiser Aluminum and automotive suppliers such as Faurecia, who bring extensive experience in operations, finance, governance and corporate strategy.

Our Business Strategies

Our objective is to expand our leading position as a supplier of high value-added, technologically advanced products in which we believe that we have a competitive advantage. Our strategy to achieve this objective has three pillars: (i) selective participation, (ii) global leadership position and (iii) best-in-class efficiency and operational performance.

Selective Participation

Continue to target investment in high-return opportunities in our core markets (aerospace, packaging and automotive), with the goal of driving growth and profitability

We are focused on our three strategic end-markets—aerospace, packaging and automotive—which we believe have attractive growth prospects for aluminum. These are also markets where we believe that we can differentiate ourselves through our high value-added products, our strong customer relationships and our R&D and technological capabilities. Our capital expenditures and R&D spend are focused on these three strategic end-markets and are made in response to specific volume requirements from long-term customer contracts, which ensures relatively short payback periods and good visibility into return on investment.

For example, in aerospace, we continue to invest in expanding the capabilities of our two leading aerospace plate mills, Issoire and Ravenswood. At Issoire and Voreppe, approximately €52 million is being invested for the construction of a state-of-the-art AIRWARE® casthouse in order to meet the strong growing volume demands for AIRWARE® from our customers, of which approximately €21 million has been spent as of December 31, 2012. The construction is expected to be completed in 2015.

We are also investing in an expansion of our global Automotive Structures & Industry operating segment, including by making a significant investment in a new state-of-the-art 40 MegaNewton automotive extrusion press in Singen, Germany. In addition, at our Neuf-Brisach facility, we have completed substantial investments in a heat treatment and conversion line to serve growing customer demand for aluminum automotive sheets, as well as investments focused on productivity improvements, debottlenecking and recycling, each of which has helped us reinforce our presence in the European can body sheet market.

As part of our focus on our core end-markets and our strategy to improve our profitability, we also consider potential divestitures of non-strategic businesses. For example, we divested the vast majority of our AIN specialty chemicals and raw materials supply chain services division in 2011 to CellMark AB. In each of 2011 and 2012, the discontinued operations of our AIN business generated losses of €8 million, related to restructuring, separation and completion costs in 2011 and abandonment costs in 2012.

Focus on higher margin, technologically advanced products that facilitate long-term relationships as a “mission critical” supplier to our customers

Our product portfolio is predominantly focused on high value-added products, which we believe we are particularly well-suited to developing and manufacturing for our customers. These products tend to require close collaboration with our customers to develop tailored solutions, as well as significant effort and investment to adhere to rigorous qualification procedures, which enables us to foster long-term relationships with our customers. Our products typically command higher margins than more commoditized products, and are supplied to end-markets that we believe have highly attractive characteristics and long-term growth trends.

Constellium’s Product Focus

Global Leadership Position

Continue to differentiate our products, with the goal of maintaining our leading market positions and remaining a supplier of choice to our customers

We aim to deepen our ties with our customers by consistently providing best-in-class quality, market leading supply chain integration, joint product development projects, customer technical support and scrap and recycling solutions. We believe that our product offering is differentiated by our market-leading R&D capabilities. Our key R&D programs are focused on high growth and high margin areas such as specialty material solutions, next generation alloys and sustainable engineered solutions / manufacturing technologies. Recent examples of market-leading breakthroughs include our AIRWARE® lithium alloy technology and our Solar Surface® Selfclean, a coating solution used in the solar industry which provides additional performance and functionality of the aluminum by chemically breaking down dirt and contaminants in contact with the surface.

Build a global footprint with a focus on expansion in Asia, particularly in China, and work to gain scale through acquisitions in Europe and the United States

We intend to selectively expand our global operations where we see opportunities to enhance our manufacturing capabilities, grow with current customers and gain new customers, or penetrate higher-growth regions. We believe disciplined expansion focused on these objectives will allow us to achieve attractive returns for our shareholders. In line with these principles, our recent expansions include:

•	the formation of a joint venture in China, Engley Automotive Structures Co., Ltd., which is currently producing aluminum crash-management systems in Changchun and Kunshan, China; and

•	the successful expansion of our Constellium Automotive USA, LLC plant, located in Novi, Michigan, which is producing highly innovative crash-management systems for the automotive market.

Best-in-Class Performance

Contain our fixed costs and offset inflation with increased productivity

We have been executing an extensive cost savings program focusing on selling, general and administrative expenses (“SG&A”), conversion costs and purchasing. In 2010, 2011 and 2012, we realized a structural realignment of our cost structure and achieved annual costs savings of €49, €67 and €57 million, respectively. This represents approximately 4% of our estimated addressable cost base in 2012 (i.e., excluding raw material costs). These savings are split between operating expenses (48%), SG&A savings (21%) and procurement savings (31%). This program was designed to right-size our cost structure, increase our profitability and provide a competitive advantage against our peers. Our cost savings program will continue to be a priority as we focus on optimizing our cost base and offsetting inflation.

Establish best-in-class operations through Lean manufacturing

We believe that there are significant opportunities to improve our services and quality and to reduce our manufacturing costs by implementing Lean manufacturing initiatives. “Lean manufacturing” is a production practice that improves efficiency of operations by identifying and removing tasks and process steps that do not contribute to value creation for the end customer. We continually evaluate debottlenecking opportunities globally through modifications of and investments in existing equipment and processes. We aim to establish best-in-class operations and achieve cost reductions by standardizing manufacturing processes and the associated upstream and downstream production elements where possible, while still allowing the flexibility to respond to local market demands and volatility.

To focus our efforts, we have launched a Lean manufacturing program that is designed to improve the flow of value to customers by eliminating waste in both processes and resources. We measure operational success of this program in five key areas: (i) safety, (ii) quality, (iii) working capital, (iv) delivery performance and (v) innovation.

Our Lean manufacturing program is overseen by a dedicated team, headed by Yves Mérel. Mr. Mérel reports directly to our Chief Executive Officer, Pierre Vareille. Mr. Vareille and Mr. Mérel have long track records of successfully implementing Lean manufacturing programs at other companies they have managed in the past.

Managing Our Metal Price Exposure

Our business model is to add value by converting aluminum into semi-fabricated products. It is our policy not to speculate on metal price movements.

For all contracts, we continuously seek to eliminate the impact of aluminum price fluctuations in order to protect our net income and cash flows against the LME price variations of aluminum that we buy and sell, with the following methods:

•   In cases where we are able to align the price and quantity of physical aluminum purchases with that of physical aluminum sales, we do not need to employ derivative instruments to further mitigate our exposure, regardless of whether the LME portion of the price is fixed or floating.

•   However, when we are unable to align the price and quantity of physical aluminum purchases with that of physical aluminum sales, we enter into derivative financial instruments to pass through the exposure to financial institutions at the time the price is set.

•   For a small portion of our volumes, the metal is owned by our customers and we bear no metal price risk.

We mark-to-market open derivatives at the period end giving rise to unrealized gains or losses which are classified as non-cash items. These unrealized gains/losses have no bearing on the underlying performance of the business and are removed when calculating Management Adjusted EBITDA and Adjusted EBITDA.

Our Facilities

We operate 26 production sites serving both global and local customers, including six major facilities and one world class R&D center. Our top six sites (Ravenswood, Neuf-Brisach, Issoire, Singen, Děčín and Sierre) make up a total of approximately 990,000 square meters. A summary of the six major facilities and our R&D center is provided below:

Our Industrial Facilities and Offices

Source: Company Information as of December 2012

Note: Headcount does not include temporary employees

(1)	Novi only.

•

The Ravenswood, West Virginia facility has significant assets for producing aerospace plates and is a recognized supplier to the defense industry. The facility has wide-coil capabilities and stretchers that make it the only facility in the world capable of producing plates of a size needed for the largest commercial aircraft. We spent approximately €20 million from 2011 to December 31, 2012 on significant equipment upgrades (including a hot mill and new state-of-the-art stretcher), which are in the completion stages.

•

The Issoire, France facility is one of the world’s two leading aerospace plate mills based on volumes. It contains our AIRWARE® industrial casthouse and currently uses recycling capabilities to take back scrap along the entire fabrication chain. Issoire works as an integrated platform with Ravenswood, providing a significant competitive advantage for us as a global supplier to the aerospace industry. We invested €43 million in the facility in the two-year period ended December 31, 2012.

•

The Neuf-Brisach facility is an integrated aluminum rolling, finishing and recycling facility in Europe. Our recent investments in a can body stock slitter and recycling furnace has enabled us to secure long-term can stock contracts. Additionally, the facility’s automotive furnace has allowed it to become a significant supplier of aluminum Auto Body Sheet in the automotive market. We invested €46 million in the facility in the two-year period ended December 31, 2012.

•

The Děčín, Czech Republic facility is a large extrusion facility, mainly focusing on hard alloy extrusions for industrial applications, with significant recycling capabilities. It is located near the German border, strategically positioning it to supply the German OEMs. Its integrated casthouse allows it to offer high value-add customized hard alloys to our customers. We invested €12 million in the facility in the two-year period ended December 31, 2012.

•

The Singen, Germany facility has one of the largest extrusion presses in the world as well as advanced and highly productive integrated bumper manufacturing lines. We recently invested €11 million into a new state-of-the-art 40 MegaNewton automotive extrusion press. We invested €30 million in the facility in the two-year period ended December 31, 2012. The rolling part has industry leading cycle times and high-grade cold mills with special surfaces capabilities.

•

The Sierre, Switzerland facility is dedicated to precision plates for general engineering and is a leading supplier for high-speed train railway manufacturers. Sierre has the capacity to produce non-standard billets and a wide range of extrusions. Its recent qualification as an aerospace plate plant increases our aerospace production and will help us to support the increased build rates of commercial aircraft OEMs. We invested €10 million in the facility in the two-year period ended December 31, 2012.

Our production facilities are listed below by operating segment:

Operating Segment	Location	Country	Owned/ Leased
Aerospace & Transportation	Ravenswood, WV	United States	Owned
Aerospace & Transportation	Carquefou	France	Owned
Aerospace & Transportation	Issoire	France	Owned
Aerospace & Transportation	Montreuil-Juigné	France	Owned
Aerospace & Transportation	Tarascon sur Ariège	France	Leased(2)
Aerospace & Transportation	Ussel	France	Owned
Aerospace & Transportation	Steg	Switzerland	Owned
Aerospace & Transportation	Sierre	Switzerland	Owned
Packaging & Automotive Rolled Products	Biesheim, Neuf-Brisach	France	Owned
Packaging & Automotive Rolled Products	Singen	Germany	Owned/Leased(1)
Automotive Structures & Industry	Novi, MI	United States	Leased
Automotive Structures & Industry	van Buren	United States	Leased
Automotive Structures & Industry	Changchun, Jilin Province (JV)	China	Leased
Automotive Structures & Industry	Kunshan, Jiangsu Province (JV)	China	Leased
Automotive Structures & Industry	Děčín	Czech Republic	Owned
Automotive Structures & Industry	Kamenice (JV)	Czech Republic	Owned
Automotive Structures & Industry	Ham	France	Owned
Automotive Structures & Industry	Nuits-Saint-Georges	France	Owned
Automotive Structures & Industry	Germigny, Saint-Florentin	France	Owned
Automotive Structures & Industry	Burg	Germany	Owned
Automotive Structures & Industry	Crailsheim	Germany	Owned
Automotive Structures & Industry	Neckarsulm	Germany	Owned
Automotive Structures & Industry	Gottmadingen	Germany	Owned
Automotive Structures & Industry	Landau/Pfalz	Germany	Owned
Automotive Structures & Industry	Singen	Germany	Owned
Automotive Structures & Industry	Levice	Slovakia	Owned
Automotive Structures & Industry	Chippis	Switzerland	Owned
Automotive Structures & Industry	Sierre	Switzerland	Owned

(1)	While a majority of the land is owned by us, certain plots of land are subject to a lease agreement.
(2)	While the land is owned by a third party, we own the structures on the land.

The current production capacity, utilization rate and planned near-term capacity expansion for our main plants are listed below:

Plant	Capacity	Utilization Rate	Planned capacity expansion by 2014
Neuf-Brisach	450-460kt	80-85%	—
Singen	290-310kt	70-75%	—
Issoire	85-90kt	85-90%	10kt
Ravenswood	125-130kt	90-95%	10kt
Sierre	60kt	65-70%	—
Děčín	65kt	60-65%	—
*Estimates	assume currently operating equipment, current staffing configuration and current product mix.

Sales and Marketing

Our sales force is based in Europe (France, Germany, Czech Republic, United Kingdom and Italy), the United States and Asia (Tokyo, Shanghai, Seoul, and Singapore). In addition to the markets in which our sales force is physically based, we deliver to more than 60 countries globally. We serve our customers either directly or through distributors.

Sales of rolled and extruded products are made through our sales force, which is located to provide international coverage, and through a network of sales offices and agents in Europe, North America, Asia, Australia, the Middle East and Africa.

Raw Materials and Supplies

Our primary metal supply is secured through long-term contracts with several upstream companies, including affiliates of Rio Tinto, one of our shareholders. In addition, approximately two-thirds of our slab supply is produced in our casthouses. All of our top 10 suppliers have been long-standing suppliers to our plants (in most cases for more than 10 years) and in aggregate accounted for approximately 46% of our total purchases at December 31, 2012. We typically enter into multi-year contracts with these metal suppliers pursuant to which we purchase various types of metal, including:

•	Primary metal from smelters in the form of ingots, rolling slabs or extrusion billets.

•	Remelted metal in the form of rolling slabs or extrusion billets from external casthouses, as an addition to its own casthouses.

•	Production scrap from customers.

•	End-of-life scrap (e.g., used beverage cans).

•	Specific alloying elements and prime ingots from metal traders.

Our operations use natural gas and electricity, which represent the third largest component of our cost of sales, after metal and labor costs. We purchase part of our natural gas and electricity on a spot-market basis. However, in an effort to acquire the most favorable energy costs, we have secured some of our natural gas and electricity pursuant to fixed-price commitments. In order to reduce the risks associated with our natural gas and electricity requirements, we use forward contracts with our suppliers to fix the price of energy cost. Furthermore, in our longer-term sales contracts, we try to include indexation clauses on energy prices.

Our Customers

Our customer base includes some of the largest leading manufacturers in the aerospace, packaging and automotive end-markets. We have a relatively diverse customer base with our 10 largest customers representing approximately 43% of our revenues and approximately 48% of our volumes for the year ended December 31, 2012.

The average length of our relationships with each of our top 20 customers exceeds 25 years, and in some cases goes back as far as 40 years, particularly with our aerospace and packaging customers.

Most of our major packaging, aerospace and automotive customers have multi-year contracts with us (i.e., contracts with terms of three to five years). We estimate that approximately 50% of our volumes for 2012 are generated under multi-year contracts, with more than 30% of our volumes for 2012 governed by contracts valid until 2015 or later. As of February 2013, 81% of volumes have been contracted or commercially agreed to with customers (but for which legal documentation has not been finalized). This provides us with significant visibility into our future volumes and earnings.

We see our relationships with our customers as partnerships where we work together to find customized solutions to meet their evolving requirements. In addition, we collaborate with our customers to complete a rigorous process for qualifying our products in each of our end-markets, which requires substantial time and investment and creates high switching costs, resulting in longer-term, mutually-beneficial relationships with our customers. For example, in the packaging industry, where qualification happens on a plant-by-plant basis, we are currently the exclusive qualified supplier to several facilities of our customers.

Competition

The worldwide aluminum industry is highly competitive and we expect this dynamic to continue for the foreseeable future. We believe the most important competitive factors in our industry are: product quality, price, timeliness of delivery and customer service, geographic coverage and product innovation. Aluminum competes with other materials such as steel, plastic, composite materials and glass for various applications. Our key competitors in our Aerospace & Transportation operating segment are Alcoa Inc., Aleris International, Inc., Kaiser Aluminum Corp., Austria Metall AG, and Universal Alloy Corporation. Our key competitors in our Packaging & Automotive Rolled Products operating segment are Novelis Inc., Norsk Hydro ASA, Alcoa, Inc., and Sapa AB. Our key competitors in our Automotive Structures & Industry operating segment are Norsk Hydro ASA, Sapa AB, Alcoa, Inc., Aleris International, Inc., Eural Gnutti S.p.A., Otto Fuchs KG, Impol Aluminum Corp., Benteler International AG and YKK.

Employees

As of December 31, 2012, we employed 8,845 employees of which approximately 7,300 were engaged in production and maintenance activities and approximately 1,500 were employed in support functions. Approximately 4,400 of our employees were employed in France, 1,900 in Germany, 1,000 in the United States, 900 in Switzerland, and 700 in Eastern Europe and other regions. As of December 31, 2011 and 2010, we employed approximately 8,900 and 9,300 employees, respectively.

The vast majority of non-U.S. employees and approximately 60% of U.S. employees are covered by collective bargaining agreements. These agreements are negotiated on site, regionally or on a national level and are of different durations. Except in connection with prior negotiations around our plan to restructure our plant in Ham, France, which was completed during the fourth quarter 2011, we have not experienced a prolonged labor stoppage in any of our production facilities in the past 10 years.

In addition to our employees, we employed 814, 847 and 691 temporary employees as of December 31, 2010, 2011, and 2012, respectively.

Research and Development

We believe that our research and development capabilities coupled with our integrated, long-standing customer relationships create a distinctive competitive advantage versus our competition. Our R&D center is based in Voreppe, France and provides services and support to all of our facilities. The R&D center focuses on product and process development, provides technical assistance to our plants and works with our customers to develop new products. In developing new products, we focus on increased performance that aims to lower the total cost of ownership for the end users of our products, e.g., by developing materials that decrease maintenance costs of aircraft or increase fuel efficiency in cars. The research and development center employs 263 employees, including approximately 85 scientists and 87 technicians.

Within the Voreppe facility, we also focus on the development, improvement, and testing of processes used in our plants such as melting, casting, rolling, extruding, finishing and recycling. We also develop and test technologies used by our customers, such as friction stir welding and automotive hoods bumping and provide technological support to our customers.

The key contributors to our success in establishing our R&D capabilities include:

•

Close interaction with key customers, including through formal partnerships or joint development teams—examples include Strongalex®, Formalex® and Surfalex®, which were developed with automotive Auto Body Sheet customers (mainly Daimler and Audi) and the Fusion bottle, a draw wall ironed technology created in partnership with Rexam.

•	Technologically advanced equipment.

•

Long-term partnerships with European universities—for example, Swiss Technology Partners and École Polytechnique Fédérale de Lausanne in Switzerland generate significant innovation opportunities and foster new ideas.

In 2010, 2011 and 2012, we invested €53 million, €33 million and €36 million in research and development, respectively. Research and development expenses in the year ended December 31, 2010 included the expenses of the AEP Business’s facility in Neuhausen which was not part of the Acquisition.

Trademarks, Patents, Licenses and IT

In connection with the Acquisition, Rio Tinto assigned or licensed to us certain patents, trademarks and other intellectual property rights. In connection with our collaborations with universities such as the École Polytechnique Fédérale de Lausanne and other third parties, we occasionally obtain royalty-bearing licenses for the use of third party technologies in the ordinary course of business.

We actively review intellectual property arising from our operations and our research and development activities and, when appropriate, apply for patents in the appropriate jurisdictions. We currently hold approximately 150 active patent families and regularly apply for new ones. While these patents and patent applications are important to the business on an aggregate basis, we do not believe any single patent family or patent application is critical to the business.

We are from time to time involved in opposition and re-examination proceedings that we consider to be part of the ordinary course of our business, in particular at the European Patent Office, the U.S. Patent and Trademark Office, and the State Intellectual Property Office of the People’s Republic of China. We believe that the outcome of existing proceedings would not have a material adverse effect on our financial position, results of operations or cash flows.

Insurance

We have implemented a corporate-wide insurance program consisting of both corporate-wide master policies with worldwide coverage and local policies where required by applicable regulations. Our insurance coverage includes: (i) property damage and business interruption; (ii) general liability including operation, professional, product and environment liability; (iii) aviation product liability; (iv) marine cargo (transport); (v) business travel and personal accident; (vi) construction all risk (EAR/CAR); (vii) automobile liability and motor contingency (France); (viii) trade credit; and (ix) other specific coverages for management, employment and business practice liability.

We believe that our insurance coverage terms and conditions are customary for a business such as Constellium and are sufficient to protect us against catastrophic losses.

Governmental Regulations and Environmental, Health and Safety Matters

Our operations are subject to a number of federal, state and local regulations relating to the protection of the environment and to workplace health and safety. Our operations involve the use, handling, storage, transportation and disposal of hazardous substances, and accordingly we are subject to extensive federal, state and local laws and regulations governing emissions to air, discharges to water emissions, the generation, storage, transportation, treatment or disposal of hazardous materials or wastes and employee health and safety matters. In addition, prior operations at certain of our properties have resulted in contamination of soil and groundwater which we are required to investigate and remediate pursuant to applicable environmental, health and safety (“EH&S”) laws. Environmental compliance at our key facilities is overseen by the Direction Régionale de l’Environnement de l’Aménagement et du Logement in France, the Umweltbundesamt in Germany, the Service de Protection de l’Environnement in Switzerland, the West Virginia Department of Environmental Protection in the United States and the Regional Authority of the Usti Region in the Czech Republic. Violations of EH&S laws, and remediation obligations arising under such laws, may result in restrictions being imposed on our operating activities as well as fines, penalties, damages or other costs. Accordingly, we have implemented EH&S policies and procedures to protect the environment and ensure compliance with these laws, and incorporate EH&S considerations into our planning for new projects. We perform regular risk assessments and EH&S reviews. We closely and systematically monitor and manage situations of non-compliance with EH&S laws and cooperate with authorities to redress any non-compliance issues. We believe that we have made adequate reserves with respect to our remediation obligations. Nevertheless, new regulations or other unforeseen increases in the number of our non-compliant situations may impose costs on us that may have a material adverse effect on our financial condition, results of operations or liquidity.

Our operations also result in the emission of substantial quantities of carbon dioxide, a greenhouse gas that is regulated under the European Union’s Emissions Trading System (“ETS”). Although compliance with the ETS to date has not resulted in material costs to our business, compliance with ETS requirements currently being developed for the 2013—2020 period, and increased energy costs due to ETS requirements imposed on our energy suppliers, could have a material adverse effect on our business, financial condition or results of operations. We may also be liable for personal injury claims or workers’ compensation claims relating to exposure to hazardous substances. In addition, we are, from time to time, subject to environmental reviews and investigations by relevant governmental authorities.

Additionally, some of the chemicals we use in our fabrication processes are subject to REACH (Registration, Evaluation, Authorisation, and Restriction of Chemical substances) in the European Union. Under REACH, we are required to register some of our products with the European Chemicals Agency, and this process could cause significant delays or costs. We are currently compliant with REACH, and expect to stay in compliance, but if the nature of the regulation changes in the future, we may be required to make significant expenditures to reformulate the chemicals that we use in our products and materials or incur costs to register such chemicals to gain and/or regain compliance. Future non-compliance could also subject us to significant fines or other civil and criminal penalties. Obtaining regulatory approvals for chemical products used in our facilities is an important part of our operations.

We accrue for costs associated with environmental investigations and remedial efforts when it becomes probable that we are liable and the associated costs can be reasonably estimated. The aggregate close down and environmental restoration costs provisions at December 31, 2012 were €56 million. All accrued amounts have been recorded without giving effect to any possible future recoveries. With respect to ongoing environmental compliance costs, including maintenance and monitoring, we expense the costs when incurred.

We have incurred, and in the future will continue to incur, operating expenses related to environmental compliance. As part of the general capital expenditure plan, we expect to incur capital expenditures for other capital projects that may, in addition to improving operations, reduce certain environmental impacts.

Litigation and Legal Proceedings

From time to time, we are party to a variety of claims and legal proceedings that arise in the ordinary course of business. The Company is currently not involved, nor has it been involved during the twelve-month period immediately prior to the date of this prospectus, in any governmental, legal or arbitration proceedings which may have or have had a significant effect on the Company’s business, financial position or profitability, and the Company is not aware of any such proceedings which are currently pending or threatened.

In recent years, asbestos-related claims have been filed against us relating to historic asbestos exposure in our production process. Constellium has implemented internal controls to comply with applicable environmental law. We have made reserves for potential occupational disease claims in France of €7 million as of December 31, 2012, which we believe is adequate. It is not anticipated that the reduction of such litigation and proceedings will have a material effect of on the future results of the Company.

On February 20, 2013, five retirees of Constellium Rolled Products-Ravenswood LLC and the United Steelworkers union filed a class action lawsuit against Constellium Rolled Products-Ravenswood LLC in a federal district court in West Virginia, alleging that Ravenswood improperly modified retiree health benefits. Specifically, the complaint alleges that Constellium Rolled Products-Ravenswood LLC was obligated to provide retirees with health benefits throughout their retirement at no cost, and that we improperly capped, through changes that went into effect in January 2013, the amount it would pay annually toward those benefits. In 2013, the caps will result in additional costs of $5 per month for approximately 1,800 retiree health plan participants. We believe that these claims are unfounded, and that Constellium Rolled Products-Ravenswood LLC had a legal and contractual right to make the applicable modifications.

MANAGEMENT

Executive Officers and Board of Directors

The following table provides information regarding our executive officers and the members of our board of directors as of the date of this prospectus (ages are given as of May 13, 2013). The business address of each of our executive officers and directors listed below is c/o Constellium, Tupolevlaan 41-61, 1119 NW Schiphol-Rijk, the Netherlands.

Name	Age	Position	Date of Appointment
Richard B. Evans	65	Chairman	January 5, 2011
Pierre Vareille	55	Director	March 1, 2012
Gareth N. Turner	49	Director	May 14, 2010
Guy Maugis	59	Director	January 5, 2011
Matthew H. Nord	33	Director	May 14, 2010
Bret Clayton	51	Director	January 5, 2011
Philippe Guillemot	53	Director	Effective Upon Conversion to N.V.
Pieter Oosthoek	49	Director	Effective Upon Conversion to N.V.
Werner P. Paschke	63	Director	Effective Upon Conversion to N.V.

Pursuant to a shareholders agreement between the Company, Apollo Omega, Rio Tinto, FSI and the other parties thereto, Messrs. Turner and Nord were selected to serve as directors by Apollo Omega, Mr. Clayton was selected to serve as a director by Rio Tinto, and Mr. Maugis was selected to serve as a director by FSI.

Richard B. Evans. Mr. Evans has served as our Chairman since December 2012. Mr. Evans is currently Non-Executive Chairman of Resolute Forest Products, a Forest Products company based in Montreal, an independent director of Noranda Aluminum Holding Corporation and an independent director of CGI, an IT consulting and outsourcing company. He retired in April 2009 as an Executive Director of London-based Rio Tinto plc and Melbourne-based Rio Tinto Ltd., and as Chief Executive Officer of Rio Tinto Alcan Inc., a wholly owned subsidiary of Rio Tinto. Previously, Mr. Evans was President and Chief Executive Officer of Montreal-based Alcan Inc. from March 2006 to October 2007, and led the negotiation of the acquisition of Alcan by Rio Tinto in October 2007. He was Alcan’s Executive Vice President and Chief Operating Officer from September 2005 to March 2006. Prior to joining Alcan in 1997, he held various senior management positions with the Kaiser Aluminum and Chemical Company during his 27 years with that company. Mr. Evans also is currently a member of the Advisory Board of the Global Economic Symposium based in Kiel, Germany. He is a past Chairman of the International Aluminum Institute (IAI) and is a past Chairman of the Washington, DC-based U.S. Aluminum Association. He previously served as Co-Chairman of the Environmental and Climate Change Committee of the Canadian Council of Chief Executives and as a member of the Board of USCAP, a Washington, DC-based coalition concerned with climate change.

Pierre Vareille. Mr. Vareille has been the Chief Executive Officer of Constellium since March 2012. Prior to joining Constellium, Mr. Vareille was Chairman and Chief Executive Officer of FCI, a world-leading manufacturer of connectors. Mr. Vareille is a graduate of the French engineering school Ecole Centrale de Paris and the Sorbonne University (economics and finance). He started his career in 1982 with Vallourec, holding various positions in manufacturing, controlling, sales and strategy before being appointed Chief Executive Officer of several subsidiaries. From 1995 to 2000 Mr. Vareille was Chairman and Chief Executive Officer of GFI Aerospace (now LISI Aerospace), after which he joined Faurecia as a member of the executive committee and Chief Executive Officer of the Exhaust Systems business. In 2002, he moved to Pechiney as a member of the executive committee in charge of the aluminum conversion sector and as Chairman and Chief Executive Officer of Rhenalu. He was then named in 2004 as Group Chief Executive of Wagon Automotive, a company listed on the London Stock Exchange, where he stayed until 2008. Mr. Vareille has been a member of the Société Bic board since 2009.

Gareth N. Turner. Mr. Turner is a senior partner of Apollo, having joined Apollo in 2005. From 1997 to 2005, Mr. Turner was employed by Goldman Sachs and from 2003 to 2005 as a Managing Director in its investment banking group. Mr. Turner was head of the Goldman Sachs Global Metals and Mining Group and managed the firm’s investment banking relationships with major companies in the metals and mining sector. He has a broad range of experience in both capital markets and mergers and acquisitions transactions. Prior to joining Goldman Sachs, Mr. Turner was employed at Lehman Brothers from 1992 to 1997. He also worked for Salomon Brothers from 1991 to 1992 and RBC Dominion Securities from 1986 to 1989. Mr. Turner serves on the board of directors of The Monier Group, Ascometal SAS, and Noranda Aluminum Holding Corporation. Mr. Turner received an MBA, with distinction, from the University of Western Ontario in 1991 and a BA from the University of Toronto in 1986. Mr. Turner has been actively involved in the metals sector as an advisor to many of the major metals and mining companies during his career and has over 20 years of experience in financing, analyzing and investing in public and private companies, including many in the metals and mining sector.

Guy Maugis. Mr. Maugis has been the President of Robert Bosch France SAS since January 2004. The French subsidiary covers all the activities of the Bosch Group, a leader in the domains of the Automotive Equipments, Industrial Techniques and Consumer Goods and Building Techniques. Mr. Maugis is a former graduate of École Polytechnique, Engineer of “Corps des Ponts et Chaussées” and has worked for several years at the Equipment Ministry. At Pechiney, he managed the flat rolled products factory of Rhenalu Neuf-Brisach. At PPG Industries, he became President of the European Flat Glass activities. With the purchase of PPG Glass Europe by ASAHI Glass, Mr. Maugis assumed the function of Vice-President in charge of the business development and European activities of the automotive branch of the Japanese group.

Matthew H. Nord. Mr. Nord is a partner of Apollo, having joined Apollo in 2003. Prior to that time, Mr. Nord was a member of the Investment Banking division of Salomon Smith Barney Inc. Mr. Nord serves on the board of directors of Affinion Group Inc., SOURCEHOV Holdings, Inc., Evertec, Inc., and Noranda Aluminum Holding Corporation. Mr. Nord also serves on the Board of Overseers of the University of Pennsylvania’s School of Design. Mr. Nord graduated summa cum laude with a BS in Economics from the University of Pennsylvania’s Wharton School of Business. Mr. Nord has over 10 years of experience in financing, analyzing and investing in public and private companies, including significant experience making and managing private equity investments on behalf of Apollo Funds. He has worked on numerous metals industry transactions at Apollo, particularly in the aluminum sector.

Bret Clayton. Mr. Clayton is a Group Executive for Rio Tinto with responsibility for several aluminum assets, including Pacific Aluminium, an integrated aluminum producer based in Australia, and Rio Tinto’s investment in Constellium. Mr. Clayton joined Rio Tinto in 1994 and has held as series of management positions. From 2009 through February 2013, Mr. Clayton was a member of the Executive and Investment Committees of Rio Tinto with responsibilities for Global Business Services (including procurement, information systems, shared services and group property), economics and markets, business evaluation, risk and internal audit. Mr. Clayton was also the group’s global head of copper and diamond operations, the President and Chief Executive Officer of U.S. coal operations, and the Chief Financial Officer of the group’s iron ore operations. Prior to joining Rio Tinto, Mr. Clayton worked for PricewaterhouseCoopers for approximately nine years, auditing and consulting to the mining industry. Mr. Clayton is a non-executive director of Praxair Inc. and a member of its audit and governance and nominating committees since April 2012, and has been a non-executive director of Ivanhoe Mines Ltd. between 2007 and 2009, a member of the board of directors and the executive committee of the International Copper Association between 2006 and 2009, a member of the Coal Industry Advisory Board to the International Energy Agency between 2003 and 2006, and a member of the board of directors of the U.S. National Mining Association between 2002 and 2006. Mr. Clayton is also a member of the National Advisory Council for Brigham Young University.

Philippe Guillemot. Mr. Guillemot is Executive Chairman of Ascometal’s Strategic Committee and has nearly thirty years of experience in quality control and management, particularly with automotive components manufacturers and power distribution product manufacturers. From April 2010 to February 2012, he served as

Chief Executive Officer of Europcar Group, the leading provider of car rental services in Europe with a presence in 150 countries. Mr. Guillemot served as Chairman and CEO of Areva T&D from 2004 to 2010, and previously served in management positions at Valeo and Faurecia. Mr. Guillemot began his career at Michelin, where he was initially responsible for production quality and plant quality at sites in Canada, France and Italy. He was a member of Booz Allen Hamilton’s Automotive Practice from 1991 to 1993 before returning to Michelin to serve as an operations manager, director of Michelin Group’s restructuring in 1995-1996, Group Quality Executive Vice-President, and Chief Information Officer. Mr. Guillemot received his undergraduate degree in 1982 from École des Mines in France and received his MBA from Harvard University in Cambridge, MA in 1991.

Pieter Oosthoek. Mr. Oosthoek is General Counsel of Intertrust (Netherlands) B.V., which provides trust and corporate management services. Mr. Oosthoek has served in this role since 2010. From 2000 to 2010, he was head of Intertrust’s Financial Governance product team, administering a broad range of securitization transactions, and from 2000 to 2002 led Intertrust’s Asian and Middle East regional team, performing trust services for clients in those regions. Prior to joining Intertrust, Mr. Oosthoek was an account manager for Equity Trust Co. N.V., responsible for a client portfolio of royalty, holding and finance companies. Mr. Oosthoek received his master’s degree in Dutch law from the University of Groningen (Rijksuniversiteit Groningen) in 1988.

Werner P. Paschke. Mr. Paschke is an independent director of several companies including Monier Holding GP S.A., Conergy AG, Coperion GmbH and Schustermann & Borenstein GmbH. He is chair of the Audit Committee and a member of the Remuneration Committee of the board of Monier Holdings. Mr. Paschke is Deputy Chairman of the Supervisory Board, chair of the Audit Committee and a member of the Chairman’s Committee at Conergy. He is also a member of the Supervisory Board at Coperion and the Advisory Board of Schustermann & Borenstein. Between 2002 and 2006, Mr. Paschke served as Managing Director and Chief Financial Officer of Demag Holding in Luxembourg, where he was responsible for actively enhancing the value of seven former Siemens and Mannesmann units. From 1973 to 1987 and from 1992 to 2003, Mr. Paschke was employed by Continental AG, specializing in finance, distribution, marketing, corporate controlling and accounting. He served as Chief Financial Officer of General Tire Inc. in Akron, Ohio from 1988 to 1992. Mr. Paschke studied economics at Universities Hannover, Hamburg and Münster/Westphalia and is a 1993 graduate of the International Senior Managers Program at Harvard University.

The following persons are our officers:

Name	Age	Title
Pierre Vareille	55	Chief Executive Officer
Didier Fontaine	51	Chief Financial Officer
Christophe Villemin	44	President, Aerospace & Transportation
Laurent Musy	46	President, Packaging & Automotive Rolled Products
Paul Warton	52	President, Automotive Structures & Industry
Peter Basten	37	Vice President Strategic Planning & Business Development
Marc Boone	51	Vice-President, Human Resources
Jeremy Leach	51	Vice President and Group General Counsel
Nicolas Brun	47	Vice President, Communications
Yves Merel	46	Vice President, EHS & Lean Transformation

The following paragraphs set forth biographical information regarding our officers:

Didier Fontaine. Mr. Fontaine has been the Chief Financial Officer of Constellium since September 2012. Prior to joining Constellium, Mr. Fontaine was from March 2009 Executive Vice President and Chief Financial Officer and Information Technology Director of the Plastic Omnium, a world-leading automotive supplier present in 27 countries with over 20,000 employees, which is listed on Euronext Paris and is part of the CAC Mid 60. Mr. Fontaine was also a member of the executive committee during his time at Plastic Omnium and was instrumental in orchestrating the company’s post-2008 recovery by generating a strong cash position and operating margin. In 2010, Plastic Omnium was recognized as the company with the highest share price improvement on Euronext Paris. Mr. Fontaine started his career in 1987 with Crédit Lyonnais, holding various positions in Canada, France and Brazil in corporate and structured finance. From 1995 to 2001, he worked for the Schlumberger Group where he held various positions in the Treasury and Controller departments. In 2001, he joined Faurecia Exhaust System as Vice President of Finance and IT and managed the South American and South African operations up to 2004. In 2005, Mr. Fontaine joined Inergy Automotive System, a fuel tank business and a joint venture between Solvay Group and Plastic Omnium as the Chief Financial Officer and IT director (and was also a member of the company’s executive committee). Mr. Fontaine is a graduate of L’Institut d’Études Politiques of Paris “Sciences Po” (with a major in finance and tax) and has a master’s degree in econometrics from Lyon University.

Christophe Villemin. Mr. Villemin has been our President, Aerospace & Transportation since January 2011 and previously held the same role at Alcan Engineered Products since April 2008. Mr. Villemin also oversees our R&D and technology activities. Mr. Villemin joined Alcan in 1994 and held various management positions in different sectors in packaging and aluminum conversion in Europe and United States. In 2002, he was appointed General Manager, Alcan Rolled Products Valais in Switzerland and in 2005, President, Alcan Engineered Aluminum Products (EP), Packaging & Automotive Rolled Products operating segment. He became Executive Sponsor, EP Innovation Cells in October 2007. Under his leadership, the business developed and launched our AIRWARE® material solution. In 2008, Mr. Villemin was distinguished as a “Young Global Leader” of the World Economic Forum.

Laurent Musy. Mr. Musy has served as President, Packaging & Automotive Rolled Products since January 2011 and had held the same position at Alcan Engineered products since April 2008. Prior to that, Mr. Musy worked in the upstream aluminium industry, including as General Manager of the Pechinery St-Jean smelter in France, CEO of Tomago Aluminium in Australia and President of Alcan Bauxite & Alumina’s Atlantic Operations. He led the worldwide integration of Rio Tinto and Alcan in bauxite and alumina. Earlier in his career, he worked for Bull Japan, Saint-Gobain and McKinsey. At the EAA, Mr. Musy is currently the chairman of both the packaging board and the rollers’ division. He chairs Constellium’s sustainability council. Mr. Musy is a graduate of the Ecole des Mines de Paris and holds an MBA from INSEAD.

Paul Warton. Mr. Warton has served as our President, Automotive Structures & Industry since January 2011, and previously held the same role at Alcan Engineered Products since November 2009. Mr. Warton joined Alcan Engineered Aluminum Products in November 2009. Following manufacturing, sales and management positions in the automotive and construction industries, he has spent 17 years managing aluminum extrusion companies across Europe and in China. He has held the positions of President Sapa Building Systems & President Sapa North Europe Extrusions during the integration process with Alcoa soft alloy extrusions. Mr. Warton served on the Building Board of the European Aluminum Association (EAA) and was Chairman of the EAA Extruders Division. He holds an MBA from London Business School.

Peter Basten. Mr. Basten has served as our Vice President, Strategic Planning and Business Development since January 2011, and previously held the same role at Alcan Engineered Products beginning in September 2010. Mr. Basten joined Alcan in 2005 as the Director of Strategy and Business Planning at Alcan Specialty Sheet, and became Director of Sales and Marketing in 2008, responsible for the aluminum packaging applications markets. Prior to joining Alcan, Mr. Basten worked as a consultant at Monitor Group, a strategy consulting firm. His responsibilities ranged from developing marketing, corporate, pricing and competitive strategy to M&A and optimizing manufacturing operations. Mr. Basten holds degrees in Applied Physics (Delft University of Technology, Netherlands) and Economics & Corporate Management (ENSPM, France).

Marc Boone. Mr. Boone joined Constellium in June 2011 as Vice-President, Human Resources. From 2003 through 2010, Mr. Boone served as the Human Resources Director at Uniq plc, and prior to 2003 held human resources and change management positions in industrial and service companies such as Alcatel Mietec, Johnson Controls, MasterCard, General Electric and KPMG.

Jeremy Leach. Mr. Leach joined Constellium as Vice President and Group General Counsel and Secretary to the Board of Constellium in January 2011 and previously was Vice President and General Counsel at Alcan Engineered Products. Mr. Leach joined Pechiney in 1991 from the international law firm Richards Butler (now Reed Smith). Prior to becoming General Counsel at Alcan Engineered Products, he was the General Counsel of Alcan Packaging and has held various senior legal positions in Rio Tinto, Alcan and Pechiney. He has been admitted in a number of jurisdictions, holds a law degree from Oxford University (MA Jurisprudence) and an MBA from the London Business School.

Nicolas Brun. Mr. Brun has served as our Vice President, Communications since January 2011, and previously held the same role at Alcan Engineered Products since June 2008. From 2005 through June 2008, Mr. Brun served in the roles of Vice President, Communications for Thales Alenia Space and also as Head of Communications for Thales’ Space division. Prior to 2005, Mr. Brun held senior global communications positions as Vice President External Communications with Alcatel, Vice President Communications Framatome ANP/AREVA, and with the Carlson Wagonlit Travel Group. Mr. Brun attended University of Paris-La Sorbonne and received a degree in economics and also has a master’s degree in corporate communications from Ecole Française des Attachés de Presse and also a certificate in marketing management for distribution networks from the Ecole Supérieure de Commerce in Paris.

Yves Mérel. Mr. Mérel has served as our Vice President, EHS and Lean Transformation, since August 2012. Prior to that, Mr. Mérel led several Lean Transformation programs with impressive improvement track records in the automotive and electronic industries. Mr. Mérel discovered the Lean principles during his 10 years at Valeo, mostly as Plant Manager and has since implemented Lean within more than 21 countries and cultures. From May 2008 until he joined Constellium he served as Group Lean Director and then as Vice President Industrial Development at FCI. He also extends his Lean expertise to functions out of the usual EHS, Quality, Supply Chain and Production areas, such as to Engineering, Purchasing, Human Resource, Finance and Sales. Mr. Mérel holds an Engineering degree from Compiegne University of Technology and a degree from Harvard Business School’s General Management Program.

Board Structure

At the time of completion of this offering, our board of directors will consist of nine directors, less than a majority of whom will be citizens or residents of the United States.

We maintain a one-tier board of directors consisting of both executive directors and non-executive directors (each a “director”). Under Dutch law, the board of directors is responsible for our policy and day-to-day management. The non-executive directors supervise and provide guidance to the executive directors. Each director owes a duty to us to properly perform the duties assigned to him and to act in our corporate interest. Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers.

Our Amended and Restated Articles of Association will provide that our shareholders acting at a general meeting (a “General Meeting”) appoint directors upon a binding nomination by the board of directors. The General Meeting may at all times overrule the binding nature of such nomination by a resolution adopted by a majority of at least two-thirds of the votes cast, provided that such majority represents more than 50% of our issued share capital. If the binding nomination is overruled, the non-executive directors may then make a new nomination. If such a nomination has not been made or has not been made in time, this shall be stated in the notice and the General Meeting shall be free to appoint a director in its discretion. Such a resolution of the General Meeting must be adopted by at least two-thirds of the votes cast, provided that such majority represents more than 50% of our issued share capital.

The members of our board of directors may be suspended or dismissed at any time by the General Meeting. A resolution to suspend or dismiss a director must be adopted by at least two-thirds of the votes cast, provided that such majority represents more than 50% of our issued share capital. If, however, the proposal to suspend or dismiss the directors is made by the board of directors, the proposal must be adopted by simple majority of the votes cast at the General Meeting. An executive director can at all times be suspended by the board of directors.

Director Independence

As a foreign private issuer under the NYSE rules, we are not required to have independent directors on our board of directors, except to the extent that our Audit Committee is required to consist of independent directors. However, our board of directors has determined that, under current NYSE listing standards regarding independence (which we are not currently subject to), and taking into account any applicable committee standards, Messrs. Maugis, Guillemot, Oosthoek and Paschke are independent directors.

Committees

Audit Committee

Our audit committee consists of three directors independent under the NYSE requirements. Our board of directors has determined that at least one member is an “audit committee financial expert” as defined by the SEC and also meets the additional criteria for independence of audit committee members set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended.

The principal duties and responsibilities of our audit committee are to oversee and monitor the following:

•	our financial reporting process and internal control system;

•	the integrity of our consolidated financial statements;

•	the independence, qualifications and performance of our independent registered public accounting firm;

•	the performance of our internal audit function; and

•	our compliance with legal, ethical and regulatory matters.

Remuneration Committee

Our remuneration committee consists of three directors. The principal duties and responsibilities of the remuneration committee are as follows:

•

to review, evaluate and make recommendations to the full board of directors regarding our compensation policies and establish performance-based incentives that support our long-term goals, objectives and interests;

•	to review and approve the compensation of our Chief Executive Officer, all employees who report directly to our Chief Executive Officer and other members of our senior management;

•	to review and make recommendations to the board of directors with respect to our incentive compensation plans and equity-based compensation plans;

•	to set and review the compensation of and reimbursement policies for members of the board of directors;

•	to provide oversight concerning selection of officers, management succession planning, expense accounts, indemnification and insurance matters, and separation packages; and

•	to provide regular reports to the board of directors and take such other actions as are necessary and consistent with our Amended and Restated Articles of Association.

Nominating/Governance Committee

Our nominating/corporate governance committee consists of three directors. The principal duties and responsibilities of the nominating/corporate governance committee are as follows:

•

to establish criteria for board and committee membership and recommend to our board of directors proposed nominees for election to the board of directors and for membership on committees of our board of directors; and

•	to make recommendations to our board of directors regarding board governance matters and practices.

Compensation of Non-Employee Directors and Officers

Non-Employee Director Compensation

Following the completion of the offering, it is expected that our non-employee directors will receive fees for their service as a board member that are substantially similar to the fees paid to non-employee directors for service for the 2012 fiscal year. Mr. Evans and Mr. Maugis, two of our non-employee directors, are each paid an annual retainer of €60,000 and receive €2,000 for each meeting of the board they attend. Mr. Evans is paid €60,000 per year for his services as the chairman of the board, a position to which he was appointed on December 6, 2012. Prior to December 2012, Mr. Evans served as a lead independent director of our board of directors beginning in March 2012 and as chief executive officer of Constellium France Holdco, one of our subsidiaries. Mr. Maugis is paid €2,000 for each meeting of the Audit Committee he attends and €3,500 for each meeting of the Government and Public Affairs Committee he chairs. During 2011, Mr. Evans was paid €3,500 for chairing Audit Committee meetings and €2,000 for attendance at Government and Public Affairs Committee meetings. The remaining directors are employed by or otherwise affiliated with one of our shareholders and therefore do not receive fees for service on our board. The members of our board of directors have not entered into service contracts with the company that provide for benefits upon termination of employment.

The following table sets forth the approximate remuneration paid during our 2012 fiscal year to our non-employee directors:

Name	Annual Director Fees	Board/Committee Attendance Fees	Total
Guy Maugis	€60,000	€30,000	€90,000
Richard B. Evans	€100,000	€4,000	€104,000

Officer Compensation

The following table sets forth the approximate remuneration paid during our 2012 fiscal year to our executive officers, including Pierre Vareille, our Chief Executive Officer, Didier Fontaine, our Chief Financial Officer and Arnaud de Weert, our former Chief Operating Officer. Arnaud de Weert resigned from the Company on July 31, 2012. Pierre Vareille and Didier Fontaine joined the Company on March 1, 2012 and September 17, 2012, respectively. The Executive Performance Award Plan (the “EPA”) bonuses paid in March 2012 to certain of our executive officers were paid in respect of 2011 EPA awards granted to such officers, and the payments made to Mr. de Weert were paid in accordance with the provisions of his settlement agreement with the Company.

Name and Principal Position	Base Salary Paid(1)	Non-equity Incentive Plan Compensation (EPA Bonus)	Change in Pension Value(2)	All Other Compensation		Total
Pierre Vareille, CEO	€520,386	€0	€97,860	€5,500	(3)	€623,746
Didier Fontaine, CFO	€112,292	€150,000	€71,120	€3,300	(4)	€336,712
Arnaud de Weert, former COO	€300,240	€440,093	€139,204	€1,091,458	(5)	€1,970,995

(1)	Amounts reflect proration for individuals who were not employed by the Company for all of 2012.
(2)	Represents amounts contributed by the Company during our 2012 fiscal year to the French and Swiss states as part of the employer overall pension requirements apportioned to the base salary of these individuals.
(3)	Represents €5,500 in costs to the Company of providing a Company car during our 2012 fiscal year.
(4)	Represents €3,300 in costs to the Company of providing a Company car during our 2012 fiscal year.
(5)	Represents the sum of (i) €2,800 in costs to the Company of providing a Company car during 2012 and (ii) €900,958 in cash severance payments and €187,700 in restrictive covenant indemnity payments provided to the officer during our 2012 fiscal year pursuant to a settlement agreement between the Company and the officer.

The total remuneration paid to our executive officers, including Messrs. Vareille and Fontaine, during our 2012 fiscal year amounted to €5,787,417, consisting of (i) an aggregate base salary of €3,443,740, (ii) aggregate short-term incentive compensation of €2,255,033, and (iii) aggregate benefits in kind in an amount equal to €88,644. The total amount contributed to the value of the pensions for our executive officers, including Messrs. Vareille and Fontaine, during our 2012 fiscal year was €499,070.

Below is a brief description of the compensation and benefit plans in which our officers participate.

Executive Performance Award Plan

Each of our officers participates in the EPA. The EPA is an annual cash bonus plan intended to provide performance-related award opportunities to employees who contribute substantially to the success of Constellium. Under the EPA, participants are granted opportunities to earn cash bonuses (expressed as a percentage of base salary) based on the level of achievement of certain financial metrics established by the Remuneration Committee for the applicable annual performance period, environmental, health and safety (EHS) performance objectives approved by the Audit Committee and individual and team objectives established by the applicable participant’s supervisor. The level of attainment of awards granted under the EPA is generally determined to be 70% based on the level of attainment of the applicable financial metrics, 10% based on the level of attainment of EHS performance objectives and 20% based on the level of attainment of individual and team objectives. Awards are paid (generally subject to continued service through the end of the applicable annual performance period) in the year following the year for which such awards were granted.

Long Term Incentive Cash Plan

The Long Term Incentive Cash Plan is intended to motivate and retain certain key senior employees of Constellium who are not eligible to participate in our management equity plan described below. Approximately 60 of our senior employees were selected by our Remuneration Committee to receive grants of cash awards under the Long Term Incentive Cash Plan during our 2012 fiscal year. Participants’ award opportunities are based on job grade, with the amount earned in respect of such awards based on the level of attainment of the applicable performance criteria for the applicable measurement years. Awards earned under the plan are generally paid in the third year following the applicable measurement year, with the awards generally vesting based on continued service through the end of the year preceding the year in which payment of the award is made.

Constellium 2013 Equity Incentive Plan

Prior to the consummation of this offering, the Company will adopt the Constellium 2013 Equity Incentive Plan (the “Constellium 2013 Equity Plan”). The principal purposes of this plan are to focus directors, officers and other employees and consultants on business performance that creates shareholder value, to encourage innovative approaches to the business of the Company and to encourage ownership of our ordinary shares by directors, officers and other employees and consultants.

The Constellium 2013 Equity Plan provides for a variety of awards, including “incentive stock options” (within the meaning of Section 422 of the Code) (“ISOs”), nonqualified stock options, stock appreciation rights

(“SARs”), restricted stock, restricted stock units, performance units, other stock-based awards or any combination of those awards. The Constellium 2013 Equity Plan provides that awards may be made under the plan for ten years. We will reserve 5,292,291 ordinary shares for issuance under the Constellium 2013 Equity Plan, subject to adjustment in certain circumstances to prevent dilution or enlargement.

Administration

The Constellium 2013 Equity Plan will be administered by our board of directors directly, or if the board of directors elects, by our remuneration committee. The board of directors or the remuneration committee may delegate administration to one or more members of our board of directors. The remuneration committee has the power to interpret the Constellium 2013 Equity Plan and to adopt rules for the administration, interpretation and application of the Constellium 2013 Equity Plan according to its terms. The remuneration committee will determine the number of our ordinary shares that will be subject to each award granted under the Constellium 2013 Equity Plan and may take into account the recommendations of our senior management in determining the award recipients and the terms and conditions of such awards. Subject to certain exceptions as may be required pursuant to Rule 16b-3 under the Exchange Act, if applicable, our board of directors may at any time and from time to time exercise any and all rights and duties of the remuneration committee under the Constellium 2013 Equity Plan.

Eligibility

Certain directors, officers, employees and consultants will be eligible to be granted awards under the Constellium 2013 Equity Plan. Our remuneration committee will determine:

•	which directors, officers, employees and consultants are to be granted awards;

•	the type of award that is granted;

•	the number of our ordinary shares subject to the awards; and

•	the terms and conditions of such awards, consistent with the Constellium 2013 Equity Plan.

Our remuneration committee will have the discretion, subject to the limitations of the Constellium 2013 Equity Plan and applicable laws, to grant stock options, SARs and rights to acquire restricted stock (except that only our employees may be granted ISOs).

Stock Options

Subject to the terms and provisions of the Constellium 2013 Equity Plan, stock options to purchase our ordinary shares may be granted to eligible individuals at any time and from time to time as determined by our remuneration committee. Stock options may be granted as ISOs, which are intended to qualify for favorable treatment to the recipient under U.S. federal tax law, or as nonqualified stock options, which do not qualify for this favorable tax treatment. Subject to the limits provided in the Constellium 2013 Equity Plan, our remuneration committee will determine the number of stock options granted to each recipient. Each stock option grant will be evidenced by a stock option agreement that specifies the stock option exercise price, whether the stock options are intended to be incentive stock options or nonqualified stock options, the duration of the stock options, the number of shares to which the stock options pertain and such additional limitations, terms and conditions as our remuneration committee may determine.

Our remuneration committee will determine the exercise price for each stock option granted, except that the stock option exercise price may not be less than 100% of the fair market value of an ordinary share on the date of grant. All stock options granted under the Constellium 2013 Equity Plan will expire no later than ten years from the date of grant. Stock options are nontransferable except by will or by the laws of descent and distribution or, in the case of nonqualified stock options, as otherwise expressly permitted by our remuneration committee. The granting of a stock option does not accord the recipient the rights of a shareholder, and such rights accrue only after the exercise of a stock option and the registration of ordinary shares in the recipient’s name.

Stock Appreciation Rights

Our remuneration committee in its discretion may grant SARs under the Constellium 2013 Equity Plan. SARs may be “tandem SARs,” which are granted in conjunction with a stock option, or “free-standing SARs,” which are not granted in conjunction with a stock option. A SAR entitles the holder to receive from us, upon exercise, an amount equal to the excess, if any, of the aggregate fair market value of a specified number of our ordinary shares to which such SAR pertains over the aggregate exercise price for the underlying shares. The exercise price of a free-standing SAR will not be less than 100% of the fair market value of an ordinary share on the date of grant.

A tandem SAR may be granted at the grant date of the related stock option. A tandem SAR will be exercisable only at such time or times and to the extent that the related stock option is exercisable and will have the same exercise price as the related stock option. A tandem SAR will terminate or be forfeited upon the exercise or forfeiture of the related stock option, and the related stock option will terminate or be forfeited upon the exercise or forfeiture of the tandem SAR.

Each SAR will be evidenced by an award agreement that specifies the exercise price, the number of ordinary shares to which the SAR pertains and such additional limitations, terms and conditions as our remuneration committee may determine. We may make payment of the amount to which the participant exercising the SARs is entitled by delivering ordinary shares, cash or a combination of stock and cash as set forth in the award agreement relating to the SARs. SARs are not transferable except by will or the laws of descent and distribution or, with respect to SARs that are not granted in “tandem” with a stock option, as expressly permitted by our remuneration committee.

Restricted Stock

The Constellium 2013 Equity Plan provides for the award of ordinary shares that are subject to forfeiture and restrictions on transferability to the extent permitted by applicable law and as set forth in the Constellium 2013 Equity Plan, the applicable award agreement and as may be otherwise determined by our remuneration committee. Except for these restrictions and any others imposed by our remuneration committee to the extent permitted by applicable law, upon the grant of restricted stock, the recipient will have rights of a shareholder with respect to the restricted stock, including the right to vote the restricted stock and to receive all dividends and other distributions paid or made with respect to the restricted stock on such terms as will be set forth in the applicable award agreement. During the restriction period set by our remuneration committee, the recipient will be prohibited from selling, transferring, pledging, exchanging or otherwise encumbering the restricted stock to the extent permitted by applicable law.

Restricted Stock Units

The Constellium 2013 Equity Plan authorizes our remuneration committee to grant restricted stock units. Restricted stock units are not ordinary shares and do not entitle the recipient to the rights of a shareholder, although the award agreement may provide for rights with respect to dividend equivalents. The recipient may not sell, transfer, pledge or otherwise encumber restricted stock units granted under the Constellium 2013 Equity Plan prior to their vesting. Restricted stock units will be settled in cash, ordinary shares or a combination thereof as provided in the applicable award agreement, in an amount based on the fair market value of an ordinary share on the settlement date.

Performance Units

The Constellium 2013 Equity Plan provides for the award of performance units that are valued by reference to a designated amount of cash or to property other than ordinary shares. The payment of the value of a performance unit is conditioned upon the achievement of performance goals set by our remuneration committee in granting the performance unit and may be paid in cash, ordinary shares, other property or a combination thereof. Any terms relating to the termination of a participant’s employment will be set forth in the applicable award agreement.

Other Stock-Based Awards

The Constellium 2013 Equity Plan also provides for the award of ordinary shares and other awards that are valued by reference to our ordinary shares, including unrestricted stock, dividend equivalents and convertible debentures.

Performance Goals

The Constellium 2013 Equity Plan provides that performance goals may be established by our remuneration committee in connection with the grant of any award under the Constellium 2013 Equity Plan.

Termination without Cause Following a Change in Control

Upon a termination of employment of a plan participant occurring upon or during the two years immediately following the date of a “change in control” (as defined in the Constellium 2013 Equity Plan) by the Company without “cause” (as defined in the Constellium 2013 Equity Plan), unless otherwise provided in the applicable award agreement, (i) all awards held by such participant will vest in full (in the case of any awards that are subject to performance goals, at target) and be free of restrictions, and (ii) any option or SAR held by the participant as of the date of the change in control that remains outstanding as of the date of such termination of employment may thereafter be exercised until (A) in the case of ISOs, the last date on which such ISOs would otherwise be exercisable or (B) in the case of nonqualified options and SARs, the later of (x) the last date on which such nonqualified option or SAR would otherwise be exercisable and (y) the earlier of (I) the second anniversary of such change in control and (II) the expiration of the term of such nonqualified option or SAR.

Amendment

Our board of directors or our remuneration committee may amend, alter or discontinue the Constellium 2013 Equity Plan, but no amendment, alteration or discontinuation will be made that would materially impair the rights of a participant with respect to a previously granted award without such participant’s consent, unless such an amendment is made to comply with applicable law, including, without limitation, Section 409A of the Code, stock exchange rules or accounting rules. In addition, no such amendment will be made without the approval of the Company’s shareholders to the extent such approval is required by applicable law or the listing standards of the applicable stock exchange.

Employment and Service Arrangements

We are party to employment or services agreements with each of our officers. We may terminate certain officers’ employment with or services to us for “cause” upon advance written notice, without compensation, for certain acts of the officer. Each officer may terminate his or her employment at any time upon advance written notice to us. In the event that the officer’s employment or service is terminated by us without cause or, in the case of certain executives, by him for “good reason,” the officer is entitled to certain payments as provided by applicable laws or collective bargaining agreements or as otherwise provided under the applicable employment or services agreements. Except for the foregoing, our officers are not entitled to any severance payments upon the termination of their employment or services for any reason.

Under such employment and services agreements, each of our officers has also agreed not to engage or participate in any business activities that compete with us or solicit our employees or customers for (depending on the officer) up to two years after the termination of his employment or services. They have further agreed not to use or disseminate any confidential information concerning us as a result of performing their duties or using our resources during their employment with or services to us.

We are party to a director service contract with Christel Bories, our former Chief Executive Officer, who left Constellium in February 2012, that provides her with certain post-employment termination benefits and under which she has retained her rights in a certain pension plan for officers.

Other Information Relating to Members of Board of Directors and Executive Officers

Except as described below, with respect to each of the members of the our board of directors, executive officers and senior management we are not aware of (i) any convictions in relation to fraudulent offenses in the last five years, (ii) any bankruptcies, receiverships or liquidations of any entities in which such members held any office, directorships or senior management positions in the last five years, or (iii) any official public incrimination and/or sanctions of such person by statutory or regulatory authorities (including designated professional bodies), or disqualification by a court from acting as a member of the administrative, management or supervisory bodies of an issuer or from acting in the management or conduct of the affairs of any issuer for at least the previous five years:

•

Mr. Evans was non-executive Chairman of AbitibiBowater in 2009 (now Resolute Forest Products), when the company sought creditor protection under Chapter 11 of the U.S. Bankruptcy Code and the Companies’ Creditors Protection Act in Canada.

Management Equity Plan

Following the Acquisition, a management equity plan (the “MEP”) was established with effect as from February 4, 2011 to facilitate investments by our officers and other members of management in Constellium. In connection with the MEP, a German limited partnership, Omega Management GmbH & Co. KG (“Management KG”), was formed. As of December 31, 2012, Management KG held 6.85% of the issued share capital of Constellium, consisting of 167,697 Class A ordinary shares and 91,684 Class B1 and B2 ordinary shares. Management KG has the right to subscribe for up to 190,784 Class A ordinary shares and 95,392 Class B2 Shares in Constellium.

The indirect owners of the shares in Constellium held by Management KG are 55 current and former directors, officers and employees of Constellium (the “MEP Participants”) and Stichting Management Omega, a foundation under Dutch law, in accordance with their limited partnership interests in Management KG. MEP Participants who invested in April 2011 and July 2011 invested by subscribing for limited partnership interests in Management KG by way of capital contribution to Management KG in cash, which cash Management KG used to subscribe for Class A ordinary shares and Class B2 ordinary shares in Constellium. MEP Participants who joined at a later stage acquired limited partnership interests in Management KG from an existing partner, Stichting Management Omega. In acquiring limited partnership interests in Management KG (and thereby indirectly investing in Constellium), the MEP Participants have invested a total amount of approximately $5,330,539 as of December 31, 2012.

Our chairman, Mr. Evans, and certain of our executive officers, including our Chief Executive Officer, Mr. Vareille, and our Chief Financial Officer, Mr. Fontaine, each participate in the MEP. As of March 31, 2013, the MEP investment of Mr. Evans represented 4,444 Class A ordinary shares; the MEP investment of Mr. Vareille represented 31,872 Class A ordinary shares, 10,535 Class B1 ordinary shares, and 12,043 Class B2 ordinary shares; and the MEP investment of Mr. Fontaine represented 3,250 Class A ordinary shares, 1,104 Class B1 ordinary shares, and 3,039 Class B2 ordinary shares. As of March 31, 2013, the MEP investment of our executive officers, including Mr. Vareille and Mr. Fontaine, represented in the aggregate 77,561 Class A ordinary shares, 24,376 Class B1 ordinary shares, and 28,318 Class B2 ordinary shares.

Once a MEP Participant invests in the MEP and becomes vested in his or her Management KG limited partnership interests, if applicable, he or she becomes eligible to receive the economic benefits relating to the proportion of shares held by Management KG attributable to his or her limited partnership interest, such as dividends (if any) on the shares, the Management KG’s annual profits and residual profits, and proceeds of sales of shares held by Management KG upon dissolution of the MEP. A MEP Participant’s benefits may be terminated if, for instance, his or her employment with Constellium terminates. A leaver, either a “good leaver” or “bad leaver” for the purpose of the MEP, may be obliged to sell his or her Management KG limited partnership interests to Stichting Management Omega. The amount paid for those limited partnership interests depends upon, among other things, the reason for the MEP Participant’s termination and the length of his or her investment and the performance of Constellium.

Management KG limited partnership interests held by MEP Participants in respect of Class B2 ordinary shares are granted in service- and performance-vesting tranches, in an amount solely in the discretion of the MEP Board (as defined below). The service-vesting tranche vests in 20% increments on the 1st, 2nd, 3rd, 4th and 5th anniversary of a MEP Participant’s effective investment date if the MEP Participant continues employment with Constellium through the applicable vesting date. The performance-vesting tranches generally vest in 20% increments in respect of the financial year that includes the MEP Participant’s effective investment date and each of the following four financial years only if the MEP Participant continues employment with Constellium through the end of the applicable year and Constellium attains certain Adjusted EBITDA targets in respect of that financial year (as shown by the audited accounts for the relevant financial year), which targets may be adjusted to account for the impact of certain non-ordinary-course transactions. If the Adjusted EBITDA targets with respect to a financial year are not attained, the performance-vesting sub-tranches that were eligible to vest during such year remain eligible to vest based on the level of Adjusted EBITDA attainment in the following year, and performance-vesting sub-tranches eligible to vest in a future year may vest earlier based on the level of Adjusted EBITDA attainment during the year prior to the scheduled vesting year, in each case subject to certain terms and conditions set forth in the partnership agreement of Management KG. Because Constellium achieved the Adjusted EBITDA targets for the years 2011, 2012 and 2013, the relevant performance-vesting tranches in respect of those years vested.

The general partner of Management KG is Omega MEP GmbH (“GP GmbH”), a German limited liability company, which is wholly owned by Stichting Management Omega. The main terms and conditions of the MEP are set out in the partnership agreement of Management KG dated as of February 4, 2011, as amended from time to time, and the Investment and Shareholders Agreement dated January 28, 2011 entered into among Constellium, Stichting Management Omega, GP GmbH and Management KG, effective as of February 4, 2011. By its own terms, however, the Investment and Shareholders Agreement will terminate and cease to have effect upon the completion of this offering. An overview of the corporate structure of the MEP is set out below.

At the level of GP GmbH, an advisory board consisting of representatives of Apollo Omega, Rio Tinto and FSI (the “MEP Board”) decides which employees or officers of Constellium are eligible to invest in the MEP and the amount they may invest in Management KG. When an employee or officer invests in the MEP (either directly or through one or more investment vehicles), he or she acquires a limited partnership interest in Management KG that corresponds to a portion of the shares in Constellium held by Management KG.

The main function of Stichting Management Omega is to act as a “warehousing” entity following a situation in which MEP Participants cease to be employed by Constellium. In such a circumstance, Stichting Management Omega is entitled to acquire all or part of the limited partnership interest in Management KG attributable to a departing MEP Participant under the conditions of the MEP. Rio Tinto, Apollo Omega, FSI, Constellium and Stichting Management Omega have entered into an agreement (the “Funding Agreement”), effective as of July 1, 2011, that provides that limited partnership interests in Management KG held by Stichting Management Omega will be so held for the pro rata benefit and risk of Rio Tinto, Apollo Omega, and FSI. As of December 31, 2012, Stichting Management Omega held Management KG interests in respect of 15,938 Class A ordinary shares and 15,427 Class B2 ordinary shares.

In connection with the offering, the MEP Board determined that the MEP would be frozen to future participation and that no other employees, officers or directors of Constellium would be invited to become MEP Participants. In connection with the freezing of the MEP, Management KG will no longer have the right to subscribe for up to 190,784 Class A ordinary shares and 95,392 Class B2 Shares in Constellium. Also in connection with the freezing of the MEP, our board of directors approved the reacquisition and our shareholders approved the cancellation of all the Constellium shares attributable to the Management KG interests held by Stichting Management Omega, and all such shares will be reacquired by us prior to the consummation of this offering. As a result of this reacquisition, the Management KG interests held by Stichting Management Omega will cease to have economic value, and Stichting Management Omega will cease to be an indirect owner of our ordinary shares.

In connection with this offering, certain changes will be made to the MEP. The members of the MEP Board will be appointed by our board of directors. In addition, the articles of association of Stichting Management Omega will be amended to provide that our board of directors will have the power to appoint the board of Stichting Management Omega. The Funding Agreement will also be amended to provide that any limited partnership interests in Management KG acquired by Stichting Management Omega will be held for the benefit of Constellium.

Following the completion of this offering, Stichting Management Omega will continue as a limited partner of Management KG and remain entitled to acquire all or part of the limited partnership interests in Management KG attributable to any MEP Participant who ceases to be employed by Constellium. If Stichting Management Omega acquires all or a portion of such limited partnership interests, the shares held by Management KG in respect of the acquired limited partnership interests will be sold in the market and/or reacquired and cancelled by Constellium to fund the price payable to such MEP Participant.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth the principal shareholders of Constellium Holdco B.V. and the number and percentage of ordinary shares owned by each such shareholder, in each case as of May 13, 2013 and following this offering, in which only Class A ordinary shares will be sold and the selling shareholder private sale, in which only Class A ordinary shares will be sold. The ordinary shares beneficially owned prior to this offering have been adjusted to give effect to (i) the reacquisition by us of ordinary shares issued under our legacy management equity plan in connection with our decision to freeze new participation in the plan in anticipation of this offering, as described in “Management—Management Equity Plan,” and (ii) the pro rata share issuance, specifically the issuance of 83,945,965 additional Class A ordinary shares, 815,252 additional Class B1 ordinary shares and 923,683 additional Class B2 ordinary shares immediately prior to consummation of this offering, as described in “Description of Capital Stock—Recapitalization and Conversion of Capital Stock in Connection with this Offering.” The selling shareholders in this offering are Apollo Funds and Rio Tinto International Holdings Limited. We are currently majority owned by Apollo Funds, which beneficially owned, as of December 31, 2012, approximately 54% of our ordinary shares. Following the completion of this offering and the selling shareholder private sale, it is expected that Apollo Funds will hold 34.0% of our ordinary shares.

Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of such securities as to which such person has voting or investment power. Except as described in the footnotes below, to our knowledge, each of the persons named in the table below has sole voting and investment power with respect to the ordinary shares beneficially owned, subject to community property laws where applicable. Except as otherwise indicated, the business address for each of our shareholders listed below is c/o Constellium Holdco B.V., Tupolevlaan 41-61, 1119 NW Schiphol-Rijk, the Netherlands.

The beneficial ownership percentages in this table have been calculated on the basis of, with respect to amounts prior to this offering, the total number of outstanding Class A ordinary shares, Class B1 ordinary shares and Class B2 ordinary shares, and with respect to amounts after this offering, the total number of Class A ordinary shares and Class B ordinary shares. Prior to this offering, as described in the footnotes below, (i) the Apollo Funds may be deemed to beneficially own 100% of our Class B1 shares and Class B2 shares; (ii) Rio Tinto International Holdings Limited may be deemed to beneficially own 39% of our Class B1 shares and Class B2 shares; and (iii) Fonds Stratégique d’Investissement may be deemed to beneficially own 10% of our Class B1 shares and Class B2 shares. After completion of this offering, as described in the footnotes below, none of Apollo Funds, Rio Tinto International Holdings Limited or Fonds Stratégique d’Investissement will beneficially own any Class B ordinary shares. After completion of this offering, the Class B ordinary shares will be 100% beneficially owned by Omega Management GmbH & Co. KG (“Management KG”) and will account for 1.09% of our total ordinary shares outstanding.

Name of beneficial owner	Number of ordinary shares beneficially owned prior to the offering		Beneficial ownership percentage	Number of Class A ordinary shares being offered in this offering	Number of Class A ordinary shares being sold/ (purchased) in the selling shareholder private sale	Number of ordinary shares beneficially owned after the offering		Beneficial Ownership percentage	Class A ordinary shares to be sold assuming exercise of the over- allotment option	Ordinary shares owned after this offering and selling shareholder private sale assuming full exercise of the over- allotment option		Beneficial Ownership percentage
Apollo Funds	48,275,158	(1)	54.0%	6,296,296	2,361,701	34,189,558	(4)	34.0%	944,445	33,245,113	(7)	32.5%
Rio Tinto International Holdings Limited	34,882,542	(2)	39.0%	4,814,815	1,806,007	26,144,955	(5)	26.0%	722,222	22,422,733	(8)	24.9%
Fonds Stratégique d’Investissement	8,944,241	(3)	10.0%	—	(4,167,708)	12,569,189	(6)	12.5%	(208,335)	12,777,524	(9)	12.5%

Totals	92,101,941		103.0%	11,111,111	—	72,903,702		72.5%	1,458,332	71,445,370		69.9%

(1)	Represents the aggregate of (i) 42,565,268 Class A ordinary shares held of record by Apollo Omega (Lux) S.à.r.l. (“Apollo Omega”), (ii) 282,287 Class A ordinary shares held of record by AMI (Luxembourg) S.à.r.l. (“AMI”), and (iii) 3,612,411 Class A ordinary shares, 851,003 Class B1 ordinary shares and 964,189 Class B2 ordinary shares held of record by Omega Management GmbH & Co. KG (“Management KG”).

AMI holds our ordinary shares that it holds of record for the benefit of the limited partnership for which it serves as the general partner. AMI (Holdings) LLC (“AMI Holdings”) is the sole shareholder of AMI. Apollo International Management, L.P. (“Intl Management”) is the sole member and manager of AMI Holdings, and Apollo International Management GP, LLC (“International GP”) is the general partner of Intl Management.

Omega MEP GmbH (“MEP GP”) is the general partner of Management KG and as such has the authority to make investment decisions on behalf of, and vote securities held by, Management KG. Decisions made by MEP GP with respect to actions to be taken by Management KG are made by a five-member advisory board, of which three members are appointed by Apollo Omega, and must be approved by at least two of the members appointed by Apollo Omega. Upon the closing of this offering, Apollo Omega will no longer have these appointment and approval rights, and the Class A ordinary shares and Class B ordinary shares held by Management KG are not included in the number of ordinary shares beneficially owned by the Apollo Funds after the offering. Management KG will not be selling shares in this offering or in the selling shareholder private sale.

AIF VII Euro Holdings, L.P. (“Euro Holdings”) is the sole shareholder of Apollo Omega. Apollo Advisors VII (EH), L.P. (“Advisors VII (EH)”) is the general partner of Euro Holdings, and Apollo Advisors VII (EH-GP) Ltd. (“Advisors VII (EH-GP)”) is the general partner of Advisors VII (EH). Apollo Principal Holdings III, L.P. (“Principal III”) is the sole shareholder of Advisors VII (EH-GP) and Apollo Principal Holdings III GP, Ltd. (“Principal III GP”) is the general partner of Principal III. Apollo Management VII, L.P. (“Management VII”) is the manager of Euro Holdings. AIF VII Management, LLC (“AIF VII”) is the general partner of Management VII. Apollo Management, L.P. (“Apollo Management”) is the sole member and manager of AIF VII, and Apollo Management GP, LLC (“Management GP”) is the general partner of Apollo Management. Apollo Management Holdings, L.P. (“Management Holdings”) is the sole member and manager of Management GP and International GP. Apollo Management Holdings GP, LLC (“Management Holdings GP”) is the general partner of Management Holdings.

Leon Black, Joshua Harris and Marc Rowan are the managers, as well as principal executive officers, of Management Holdings GP, and the directors of Principal III GP, and as such may be deemed to have voting and dispositive control over our ordinary shares that are held by Apollo Omega, and AMI, and until the closing of this offering, by Management KG.

The principal address of each of Apollo Omega and AMI is 44 Avenue John F. Kennedy, L-1885, Luxembourg. The principal address for each of Management KG and MEP GP is Mainzer Landstrasse 46, 60325 Frankfurt am Main, Germany. The principal address of each of Euro Holdings, Advisors VII (EH), Advisors VII (EH-GP), Principal III and Principal III GP is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elign Avenue, George Town, Grand Cayman, KY1-9005, Cayman Islands. The principal address of each of AMI Holdings, Management VII, AIF VII, Apollo Management, Management GP, Intl Management, International GP, Management Holdings, Management Holdings GP, and Messrs. Black, Harris and Rowan, is 9 West 57th Street, 43rd Floor, New York, New York 10019.

(2)

Represents (a) 32,765,777 shares held directly by Rio Tinto International Holdings Limited (“RTIHL”) and (b) 1,408,840 Class A ordinary shares, 331,891 Class B1 ordinary shares and 376,034 Class B2 ordinary shares held by Omega Management GmbH & Co. KG (“Management KG”). RTIHL directly holds 32,765,774 shares and has full voting and dispositive power over these securities. RTIHL is a wholly-owned subsidiary of Rio Tinto plc and is under the common control of Rio Tinto Limited. Rio Tinto plc and Rio Tinto Limited may therefore be deemed to be indirect beneficial owners of the shares held by RTIHL. Pursuant to the partnership agreement regarding Management KG, RTIHL has the ability to direct the vote of 39% of the shares held by Management KG, currently representing 1,408,840 Class A ordinary shares, 331,891 Class B1 ordinary shares and 376,034 Class B2 ordinary shares. Therefore, RTIHL is considered to be the beneficial owner of such securities, although it does not retain any dispositive power with respect to them. In connection with this offering, the partnership agreement will be amended to remove RTIHL’s ability to direct the vote of shares held by Management KG. Therefore, RTIHL’s beneficial ownership following the completion of this offering and the selling shareholder private sale does not include Class A and Class B shares held by Management KG. Management KG will not be selling shares in this offering or in the selling shareholder private sale. The address for Rio Tinto plc and RTIHL is 2 Eastbourne Terrace, London W2 6LG, United Kingdom. The address of Rio Tinto Limited is 120 Collins Street, Melbourne, Victoria, Australia 3000. The address for Management KG is Mainzer Landstrasse 46, 60325 Frankfurt am Main, Germany.

(3)	Consists of (a) 8,401,481 shares held directly by Fonds Stratégique d’investissement (“FSI”) and (b) 361,241 Class A ordinary shares, 85,100 Class B1 ordinary shares and 96,419 Class B2 ordinary shares held by Omega Management GmbH & Co. KG (“Management KG”). FSI is owned by Caisse des Dépôts et Consignations (“CDC”) (which holds 51 percent of its share capital and solely controls FSI) and the French State (which holds 49 percent of FSI’s share capital). CDC may therefore be deemed to be the indirect beneficial owner of the shares held by FSI. Pursuant to the partnership agreement regarding Management KG, FSI has the ability to direct the vote of 10% of the shares held by Management KG, currently representing approximately 361,241 Class A ordinary shares, 85,100 Class B1 ordinary shares and 96,419 Class B2 ordinary shares. Therefore, FSI is considered to be the beneficial owner of such securities, although it does not retain any dispositive power with respect to them. In connection with this offering, the partnership agreement of Management KG will be amended to remove FSI’s ability to direct the vote of shares held by Management KG. Therefore, FSI’s beneficial ownership following the completion of this offering and the selling shareholder private sale does not include Class A and Class B shares held by Management KG. The address for CDC and FSI is 56 rue de Lille, 75007 Paris, France. The address for Management KG is Mainzer Landstrasse 46, 60325 Frankfurt am Main, Germany.

(4)	Represents the aggregate of (i) 33,964,311 Class A ordinary shares held of record by Apollo Omega and (ii) 225,247 Class A ordinary shares held by AMI. Apollo Omega and AMI will not beneficially own any Class B shares after completion of this offering. See footnote (1) for further information regarding the Apollo Funds’ beneficial ownership of our ordinary shares.

(5)	Represents 26,144,955 Class A ordinary shares held by RTIHL. RTIHL will not own any Class B shares after completion of this offering. See footnote (2) for further information regarding RITHL’s beneficial ownership of our ordinary shares.

(6)	Consists of 12,569,189 Class A ordinary shares held directly by FSI. FSI will not own any Class B shares after completion of this offering. See footnote (3) for further information regarding FSI’s beneficial ownership of our ordinary shares.

(7)	Represents the aggregate of (i) 33,026,089 Class A ordinary shares held of record by Apollo Omega and (ii) 219,025 Class A ordinary shares held by AMI. Apollo Omega and AMI will not beneficially own any Class B shares after completion of this offering. See footnote (1) for further information regarding the Apollo Funds’ beneficial ownership of our ordinary shares.

(8)	Represents 25,422,733 Class A ordinary shares held by RTIHL. RTIHL will not own any Class B shares after completion of this offering. See footnote (2) for further information regarding RITHL’s beneficial ownership of our ordinary shares.

(9)	Consists of 12,777,524 Class A ordinary shares held directly by FSI. FSI will not own any Class B shares after completion of this offering. See footnote (3) for further information regarding FSI’s beneficial ownership of our ordinary shares.

None of our ordinary shares is held of record by holders located in the United States. From May 14, 2010, the date of incorporation of Constellium and January 4, 2011, the date on which we completed the purchase of the AEP Business, Apollo Omega was our sole shareholder. There have been no other significant changes in the percentage ownership of our ordinary shares held by our principal shareholders over the last three years. None of our principal shareholders have voting rights different from those of other shareholders.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Pre-IPO Shareholders Agreement

In connection with the Acquisition, Apollo Omega, Rio Tinto, FSI and the other parties thereto entered into a pre-IPO Shareholders Agreement, dated as of January 4, 2011 (the “Pre-IPO Shareholders Agreement”). The Pre-IPO Shareholders Agreement provides for, among other items, certain restrictions on the transferability of equity ownership in Constellium as well as certain tag-along rights, drag-along rights, and piggy-back registration rights.

We expect to amend and restate the current Pre-IPO Shareholders Agreement in connection with this offering. See “—Amended and Restated Shareholders Agreement.”

Amended and Restated Shareholders Agreement

The Company, Apollo Omega, Rio Tinto and FSI expect to enter into an amended and restated shareholders agreement prior to the completion of this offering (the “Shareholders Agreement”). This agreement will provide for, among other things, piggyback registration rights and demand registration rights for Apollo Omega, Rio Tinto and FSI.

In addition, the Shareholders Agreement will provide that, except as otherwise required by applicable law, (a) Rio Tinto will be entitled to designate for binding nomination one director to our board of directors so long as its percentage ownership interest is equal to or greater than 10% or it continues to hold all of the ordinary shares it subscribed for at the closing of the Acquisition (such share number adjusted for the pro rata share issuance); (b) FSI will be entitled to designate for binding nomination one director to our board of directors so long as its percentage ownership interest is equal to or greater than 4% or it continues to hold all of the ordinary shares it subscribed for at the closing of the Acquisition (such share number adjusted for the pro rata share issuance) and (c) Apollo Omega will be entitled to designate for binding nomination (i) a majority of the directors comprising our board of directors for so long as its percentage ownership interest is equal to or greater than 40% or it continues to hold all of the ordinary shares it subscribed for at the closing of the Acquisition (such share number adjusted for the pro rata share issuance), and in each case provided no person who is not an affiliate of Apollo Omega holds a majority of the ordinary shares then outstanding, or (ii) in the event that Apollo Omega does not satisfy either of the foregoing requirements, two directors to our board of directors so long as its percentage ownership interest is equal to or greater than 10%. Each of Apollo Omega, Rio Tinto and FSI has agreed to use its reasonable best efforts and take such action required to effectuate the binding nominations set out above. Our directors will be elected by our shareholders acting at a general meeting upon a binding nomination by the board of directors as described in “Management—Board Structure.” Therefore, Apollo Omega, Rio Tinto and FSI will each be required to vote the ordinary shares held by them in accordance with the voting arrangement as set forth in the Shareholders Agreement at the general meeting. A shareholder’s percentage ownership interest is derived by dividing (i) the total number of ordinary shares owned by such shareholder and its affiliates by (ii) the total number of outstanding ordinary shares (but excluding ordinary shares issued pursuant to the MEP).

The Company has agreed to share financial and other information with Apollo Omega, Rio Tinto and FSI to the extent reasonably required to comply with its or their tax, investor or regulatory obligations and with a view to keeping each of Apollo Omega, Rio Tinto and FSI properly informed about the financial and business affairs of the Company. The Shareholders Agreement contains provisions to the effect that each of Apollo Omega, Rio Tinto and FSI are obliged to treat all information provided to it as confidential, and to comply with all applicable rules and regulations in relation to the use and disclosure of such information.

Agreement Relating to 2009 and 2010 Financial Statements

The financial statements relating to 2009 and 2010 and related information contained in this prospectus are the sole responsibility of Constellium Holdco B.V. In connection with the purchase of the AEP Business, Constellium has irrevocably acknowledged and agreed with Rio Tinto that Rio Tinto, in its capacity as the prior owner of our business and our subsidiaries, has no responsibility for the financial statements relating to 2009 and 2010 and has agreed to indemnify and hold harmless Rio Tinto against all claims arising out of or in connection with such financials statements. Constellium has also agreed that when providing the financial statements relating to 2009 and 2010 to third parties (other than recipients who receive such information pursuant to this prospectus), the information shall be accompanied by an acknowledgement that by receipt of such information, the recipient waives any right or claim it may have against Rio Tinto in connection with the receipt or use of such information.

Share Sale Agreement

The Share Sale Agreement between Constellium Holdco B.V. and affiliates of Rio Tinto (the “SPA”), dated as of December 23, 2010, contains customary warranties and indemnities given by affiliates of Rio Tinto regarding the Constellium business. The warranties are subject to customary qualifications and limitations on Rio Tinto’s liability and expired generally at the end of March 2013, except for those with respect to certain environmental matters which survive for five years following completion of the Acquisition, certain warranties relating to retirement benefit arrangements and antitrust warranties which survive for three years following completion of the Acquisition and certain warranties regarding taxes and ownership of shares which generally survive until the statutory limitations date. The SPA and certain indemnity agreements executed pursuant to the SPA provide for certain other specific indemnities, in each case subject to specified conditions and limitations.

Shareholder Term Loan Facility

In connection with the Acquisition, Apollo Omega and FSI entered into a term loan facility which provided for an aggregate funding commitment amount of $275 million (equivalent to €212 million at the 2011 year-end exchange rate). See “Description of Certain Indebtedness.” This term loan facility was terminated on May 25, 2012 and all indebtedness outstanding thereunder was repaid in full.

Transitional Services Agreements and Sublease

At the closing of the Acquisition, Constellium Switzerland AG, a wholly owned subsidiary of Constellium, and Alcan France SAS, a wholly owned subsidiary of Alcan Holdings Switzerland AG, the seller in the Constellium SPA, entered into a Transitional Services Agreement to provide, on a transitional basis, certain administrative, information technology, accounting, payroll, human resources, compliance, finance, and treasury services and other assistance, consistent with the services provided by Rio Tinto before the transaction. The charges for the transitional services generally were intended to allow Rio Tinto to fully recover the costs directly associated with providing the services, plus an additional charge for administrative costs for services that were provided beyond the original service term specified in the Transitional Services Agreement.

The services provided under the Transitional Services Agreement terminated at various times specified in the agreement (generally one year after the completion of the Acquisition). Constellium had the right to terminate services by giving prior written notice to the provider of such services and paying any applicable termination charge.

Subject to certain exceptions, the liability of Rio Tinto under the Transitional Services Agreement was generally limited to the aggregate charges actually paid to Rio Tinto by Constellium pursuant to the Transitional Services Agreement. The Transitional Services Agreement also provided that Rio Tinto will be liable to Constellium under the agreement only to the extent any liabilities arise from Rio Tinto’s willful and intentional breach, willful misconduct, fraud or gross negligence, and that Rio Tinto will not be liable to the recipient of such service for any indirect or consequential damages. All services under this agreement have terminated.

In connection with the Acquisition, an affiliate of Constellium also entered into a sublease of premises in La Défense Paris France, leased by an affiliate of Rio Tinto. The sublease provided for a reimbursement of certain costs under certain conditions to such Constellium affiliate by the Rio Tinto affiliate. The sublease was terminated on November 30, 2011.

Management Agreement with Apollo

Prior to this offering, and in connection with the Acquisition, Apollo entered into a management agreement with Constellium relating to the provision of certain financial and strategic advisory services and consulting services. Constellium agreed to pay Apollo an annual fee equal to the greater of $2 million and 1% of an adjusted EBITDA measure as defined in the Pre-IPO Shareholders Agreement discussed above, plus related expenses. The Apollo management fee was $3 million or €2 million in 2012 and $2 million or €1.5 million in 2011. Constellium also agreed to indemnify Apollo and its affiliates, as well as their respective directors, officers and representatives, for any losses relating to the services contemplated by the management agreement. Upon consummation of the offering, the Company and Apollo will agree to terminate the management agreement. The Company will pay Apollo a $20 million (€16 million) fee to terminate the agreement, payable upon consummation of this offering. Upon such payment, we will have no further fee obligations pursuant to the management agreement, other than a pro rata payment of the 2013 annual management fee, which is expected to be paid later in 2013.

Acquisition Expense Reimbursement Agreement

One of the Apollo Funds, Rio Tinto and the FSI entered into an agreement, dated as of August 4, 2010, pursuant to which they agreed that Constellium would reimburse certain transaction costs incurred by them in connection with the Acquisition up to a cap of approximately $90 million. In addition, the agreement provided that upon completion of the Acquisition, a transaction fee of up to $12.5 million payable by Constellium would be split between Apollo, Rio Tinto and the FSI in proportion to their initial equity ownership in Constellium Holdco. These fees were paid by Constellium on or shortly after completion of the Acquisition on January 4, 2011.

Metal Supply Agreements

In connection with the Acquisition, Constellium Switzerland AG (“Constellium Switzerland”), a wholly owned indirect subsidiary of Constellium Holdco B.V., entered into certain agreements dated as of January 4, 2011 with Rio Tinto Alcan Inc. (“Rio Tinto Alcan”), Aluminium Pechiney and Alcan Holdings Switzerland AG (“AHS”), each of which is an affiliate of Rio Tinto, which provide for, among other things, the supply of metal by Rio Tinto affiliates to Constellium Switzerland, the provision of certain technical assistance and other services relating to aluminum-lithium, a covenant by Rio Tinto Alcan to refrain from producing, supplying or selling aluminum-lithium alloys to third parties and certain cost reimbursement obligations of AHS. Constellium has provided a guarantee to Rio Tinto Alcan and Aluminium Pechiney in respect of Constellium Switzerland’s obligations under the supply agreements. Under the metal supply agreements, Constellium’s credit requirements would become more stringent following an IPO in which Apollo Omega’s and Rio Tinto’s shareholdings each fall below 10%.

European Slab Supply Agreement. Constellium Switzerland and Rio Tinto Alcan have a multi-year supply agreement for the supply of sheet ingot. The agreement provides for certain representations and warranties, audit and inspection rights, on-time shipment requirements and other customary terms and conditions. Each party is required to pay certain penalty or reimbursement amounts in the event it fails or is unable to purchase or supply, as applicable, specified minimum annual quantities of metal.

Billets Supply Agreement. Constellium Switzerland and Aluminium Pechiney entered into an agreement for the supply of extrusion ingot for an initial term that ended in 2011, and thereafter automatically renews for one-year terms unless a notice of non-renewal is given at least six months prior to expiration of the then-current term. No non-renewal notice has been given for this agreement to date, and thus the agreement is still in effect. In the event of non-renewal, the agreement will continue for a two-year step-down period, with annual volumes generally reduced to two-thirds in the first year and one-third in the second year. The earliest year in which the agreement may be fully stepped down is the beginning of 2015. The metal will be supplied to Constellium’s French facilities in Saint Florentin, Ham and Nuits-Saint-Georges, as well as to other Constellium facilities located in Germany, Switzerland, Slovakia and Czech Republic. The agreement provides for certain representations and warranties, audit and inspection rights, on-time shipment requirements and other customary terms and conditions.

Aluminum-Lithium Supply Agreement. Constellium Switzerland and Rio Tinto Alcan entered into a multi-year supply agreement for the supply of aluminum-lithium ingots. The amount of metal to be supplied to Constellium Switzerland is calculated as a percentage of Constellium Switzerland’s aluminum-lithium customer orders, subject to a monthly cap of 58 slabs on Rio Tinto Alcan’s supply obligation. The metal will be supplied to Constellium’s facilities at Ravenswood (United States), Issoire (France) and Montreuil Juigné (France). Constellium Switzerland is required to pay certain penalty amounts in the event it fails to purchase specified minimum annual quantities of metal. The agreement provides for certain representations and warranties, audit and inspection rights, on-time shipment requirements and other customary terms and conditions. Constellium Switzerland has granted Rio Tinto Alcan a license to use certain aluminum-lithium know-how of Constellium in the casting and production of metal alloys. In addition, Constellium Switzerland and Rio Tinto Alcan entered into an agreement for the provision of certain technical assistance and other services by Rio Tinto Alcan to Constellium Switzerland. The agreement expired at the end of 2012.

Rod Supply Agreement. Constellium Switzerland and Aluminium Pechiney entered into an agreement for the supply of aluminum rod that will expire at the end of 2014. The agreement provides for an annual supply of aluminum rod to Constellium’s facility at Montreuil Juigné. The agreement provides for certain representations and warranties, audit and inspection rights, on-time shipment requirements and other customary terms and conditions.

Intellectual Property Licenses

In connection with the Acquisition, affiliates of Rio Tinto have granted a license to Constellium Switzerland to use certain “Pechiney” and “Alcan” trade names and trademarks, subject to terms and conditions specified in the license agreements, for a limited transitional period of two years and three years, respectively, from and after January 4, 2011.

Environmental Liabilities Agreement

In connection with the Acquisition, Constellium Valais SA (formerly Alcan Aluminium Valais SA) and the Canton du Valais entered into an agreement providing for the transfer of land and allocation of costs and risk regarding environmental liabilities pertaining to certain plots at the Valais site (Chippis, Sierre and Steg). Certain plots of land and environmental liabilities relating to land no longer used for operations by Constellium Valais SA were transferred to Metallwerke Refonda AG, a subsidiary of Rio Tinto, and AHS provided a guarantee for the performance of such obligations by Metallwerke Refonda AG.

Stichting Reacquisition

Rio Tinto, Apollo Omega, FSI, Constellium and Stichting Management Omega have entered into an agreement (the “Funding Agreement”), effective as of July 1, 2011, that provides that limited partnership interests in Management KG held by Stichting Management Omega will be so held for the pro rata benefit and risk of Rio Tinto, Apollo Omega, and FSI. In connection with the freezing of the MEP, our board of directors approved the reacquisition and our shareholders approved the cancellation of all Class A ordinary shares and Class B2 ordinary shares attributable to the Management KG interests held by Stichting Management Omega, and all such shares will be reacquired by us prior to the completion of this offering for an acquisition amount of approximately €900,000. As a result of this reacquisition, the Management KG interests held by Stichting Management Omega will cease to have economic value, and Stichting Management Omega will cease to be an indirect owner of our ordinary shares. In connection with this offering, the Funding Agreement will be amended to provide that any limited partnership interests in Management KG acquired by Stichting Management Omega following the completion of this offering will be held for the benefit of Constellium.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following summary of the material terms of certain financing arrangements to which we and certain of our subsidiaries will be party following the offering contemplated hereby does not purport to be complete and is subject to, and qualified in its entirety by reference to, the underlying documents. For further information regarding our existing indebtedness, see “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Term Loan

On March 25, 2013, Constellium Holdco B.V. and Constellium France S.A.S. (together, the “Borrowers”) entered into a $360 million and €75 million secured term loan (equivalent to €347 million in the aggregate at the year end exchange rate), maturing on March 25, 2020, with the lenders from time to time party thereto and Deutsche Bank AG New York Branch, as administrative agent (the “Administrative Agent”). The proceeds of the Term Loan were used to repay the outstanding amounts under the Original Term Loan (which facility was thereafter terminated) and to pay fees and expenses associated with the refinancing, and the remainder will be used towards funding of the distributions to the equity holders of Constellium Holdco B.V. of approximately €250 million in the aggregate.

Interest under the Term Loan is calculated, at our election, based on either the London Interbank Offered Rate (LIBOR) or base rate (as calculated by the Administrative Agent in accordance with the Term Loan). LIBOR loans accrue interest at a rate of LIBOR, subject to a 1.25% floor, plus 5.00% per annum in the case of dollar-denominated borrowings and 5.50% per annum in the case of euro-denominated borrowings. Base rate loans accrue interest at the base rate, subject to a 2.25% floor, plus 4.00% per annum. The interest rate for all LIBOR loans and base rate loans will be reduced by 0.25% per annum after this offering and the delivery to the Administrative Agent of our financial statements for the period ended March 31, 2013.

We are required to prepay the Term Loan, subject to certain exceptions and adjustments, with:

•

in the event that our consolidated total net leverage ratio is (i) greater than 2.00, 50% of excess cash flow (as defined in the agreement governing the Term Loan), (ii) less than or equal to 2.00 but greater than 1.00, 25% of excess cash flow, and (iii) less than or equal to 1.00, 0% of excess cash flow; and

•

100% of the net cash proceeds above $20 million in any fiscal year of all non-ordinary course asset sales and casualty and condemnation events, if we do not reinvest or commit to reinvest those proceeds in assets to be used in the business or to make certain other permitted investments within 12-months (and, if committed to be reinvested, actually reinvested within 18-months).

Subject to certain exceptions, if the Term Loan (or any portion thereof) is prepaid or repriced on or prior to the third anniversary of the Term Loan, the Term Loan (or such portion thereof) must be prepaid or repriced at:

•

if such prepayment or repricing occurs on or prior to the first anniversary of the Term Loan, (i) if prepaid or repriced with the proceeds of an initial public offering, (x) 101% of the first 35% of term loans prepaid or repriced, and (y) a qualified M&A transaction also triggers 102% premium of remaining amounts prepaid or repriced, or (ii) otherwise, 102% of the amount prepaid or repriced plus a make-whole premium set forth in the Term Loan;

•

if such prepayment or repricing occurs after the first anniversary of the Term Loan and on or prior to the second anniversary of the Term Loan, (i) if prepaid or repriced with the proceeds of an initial public offering, 101% of the first 35% of term loans repaid or repriced, or (ii) otherwise, 102% of the amount prepaid or repriced; and

•	if such prepayment or repricing occurs after the second anniversary of the Term Loan and on or prior to the third anniversary of the Term Loan, 101% of the amount prepaid or repriced.

The Term Loan may be prepaid at any time after the fourth anniversary of the Term Loan without premium or penalty, other than customary “breakage” costs with respect to LIBOR loans. The Term Loan amortizes at a rate of .25% per quarter.

The Borrowers’ obligations under the Term Loan are guaranteed by our material subsidiaries located in the Netherlands, France, Germany, Switzerland, United States and Czech Republic. The Borrowers’ obligations under the Term Loan are secured on a first priority basis by (i) a pledge of the capital stock of all guarantors (including Constellium France S.A.S.), (ii) subject to limited exceptions, a pledge of the bank accounts of all guarantors and the Borrowers, (iii) subject to limited exceptions, a pledge of all intra-group receivables owing to guarantors and the Borrowers and (iv) subject to certain prior governmental liens on the property, plant and equipment of Ravenswood (as defined below), substantially all assets of Ravenswood and U.S. Holdings I (as defined below), other than the accounts receivable, inventory and cash of Ravenswood and U.S. Holdings I. The Borrowers’ obligations under the Term Loan are secured on a second priority basis by the accounts receivable, inventory and cash of Ravenswood and U.S. Holdings I.

The Term Loan contains customary terms and conditions including, among other things, negative covenants limiting our and our restricted subsidiaries’ ability to incur debt, grant liens, enter into sale and lease-back transactions, make investments, loans and advances, make acquisitions, sell assets, pay dividends and other restricted payments, prepay certain debt, merge, consolidate or amalgamate and engage in affiliate transactions.

In addition, after this offering, the Term Loan will require us to maintain a consolidated secured net leverage ratio of no more than 3.00 to 1.00, tested on a quarterly basis. We are currently in compliance with our financial maintenance covenant under the Term Loan.

The Term Loan also contains customary events of default.

U.S. Revolving Credit Facility (the “ABL Facility”)

On May 25, 2012, Constellium Rolled Products and Constellium Holdco II B.V. Ravenswood, LLC (“Ravenswood, LLC”) entered into a $100 million (equivalent to €76 million at the period closing exchange rate) secured asset-based revolving credit facility (the “U.S. Revolving Credit Facility”), maturing on May 25, 2017, with the lenders from time to time party thereto and Deutsche Bank Trust Company Americas, as administrative agent (the “Administrative Agent”) and collateral agent. The U.S. Revolving Credit Facility has sublimits of $25 million for letters of credit and 10% of the revolving credit facility commitments for swingline loans. The U.S. Revolving Credit Facility provides Ravenswood, LLC a working capital facility for its operations. The proceeds from the ABL Facility were used to repay a previous ABL facility entered into on January 4, 2011 with Constellium Rolled Products–Ravenswood LLC as borrower.

Ravenswood, LLC’s ability to borrow under the U.S. Revolving Credit Facility is limited to a borrowing base equal to the sum of (a) 85% of eligible accounts receivable plus (b) up to the lesser of (i) 80% of the lesser of cost or market value of eligible inventory and (ii) 85% of the net orderly liquidation value of eligible inventory minus (c) applicable reserves, and is subject to other conditions, limitations (including a limitation that the amount of the borrowing base attributed to eligible inventory be no more than 70% of the total borrowing base) and reserve requirements.

Interest under the U.S. Revolving Credit Facility is calculated, at Ravenswood, LLC’s election, based on either the LIBOR or base rate (as calculated by the Administrative Agent in accordance with the U.S. Revolving Credit Facility). LIBOR loans accrue interest at a rate of LIBOR plus a margin of 2.00—2.50% per annum (determined based on average quarterly excess availability). Base rate loans accrue interest at the base rate plus a margin of 1.00—1.50% per annum (determined based on average quarterly excess availability). Ravenswood, LLC is required to pay a commitment fee on the unused portion of the U.S. Revolving Credit Facility of 0.375%—or 0.50% per annum (determined on a ratio of unutilized revolving credit commitments to available revolving credit commitments).

Subject to customary “breakage” costs with respect to LIBOR loans, borrowings under the U.S. Revolving Credit Facility may be repaid from time to time without premium or penalty.

Ravenswood, LLC’s obligations under the U.S. Revolving Credit Facility are guaranteed by Constellium U.S. Holdings I, LLC (“U.S. Holdings I”) and Constellium Holdco II B.V. (“Holdco II”). Ravenswood, LLC’s obligations under the U.S. Revolving Credit Facility are not guaranteed by the Issuer or any of Holdco II’s subsidiaries organized outside of the United States. Ravenswood, LLC’s obligations under the U.S. Revolving Credit Facility are secured on a first priority basis by all accounts receivable, inventory and cash of Ravenswood, LLC and U.S. Holdings I. Ravenswood, LLC’s obligations under the U.S. Revolving Credit Facility are secured on a second priority basis, subject to certain prior governmental liens on the property, plant and equipment of Ravenswood, LLC, by substantially all other assets of Ravenswood, LLC and U.S. Holdings I. Ravenswood, LLC’s obligations under the U.S. Revolving Credit Facility are not secured by any assets of the Issuer or any of its subsidiaries organized outside of the United States.

The U.S. Revolving Credit Facility contains customary terms and conditions, including among other things, negative covenants limiting Ravenswood, LLC and U.S. Holdings I’s ability to incur debt, grant liens, enter into sale and lease-back transactions, make investments, loans and advances (including to other Constellium group companies), make acquisitions, sell assets, pay dividends and other restricted payments, prepay certain debt, merge, consolidate or amalgamate and engage in affiliate transactions. The negative covenants contained in the U.S. Revolving Credit Facility do not apply to the Issuer or any of its subsidiaries organized outside of the United States.

The U.S. Revolving Credit Facility also contains a minimum availability covenant that requires Ravenswood, LLC to maintain excess availability under the U.S. Revolving Credit Facility of at least the greater of (a) $10 million and (b) 10% of the aggregate revolving loan commitments. As of December 31, 2012, there was (i) $21 million or €16 million of borrowings outstanding and (ii) $12 million of undrawn letters of credit issued under the U.S. Revolving Credit Facility. Also, as of December 31, 2012, Ravenswood, LLC had excess availability of approximately $66 million or €50 million under the U.S. Revolving Credit Facility and was in compliance with all applicable covenants thereunder.

The U.S. Revolving Credit Facility also contains customary events of default.

Factoring Agreements

On January 4, 2011, certain of our French subsidiaries (the “French Sellers”) entered into a €200 million factoring agreement (the “French Factoring Agreement”) with GE Factofrance S.A.S., as factor (the “French Factor”). On December 16, 2010, certain of our German and Swiss subsidiaries (the “German/Swiss Sellers” together with the French Sellers, the “Sellers”) entered into €100 million factoring agreements (the “German/Swiss Factoring Agreement,” together with the French Factoring Agreement, the “Factoring Agreements”) with GE Capital Bank AG, as factor (the “German/Swiss Factor” together with the French Factor, the “Factors”). The Factoring Agreements provide for the sale by the Sellers to the Factors of receivables originated by the Sellers, subject to the maximum amount of the facilities. The Factoring Agreements have a five-year term, ending on January 4, 2016. The funding made available to the Sellers by the Factors will be used by the Sellers for general corporate purposes.

Generally speaking, receivables sold to the Factors under the Factoring Agreements are with limited recourse to the Sellers in the event of a payment default by the relevant customer to the extent that such receivables are covered by credit insurance purchased for the benefit of the Factor. The Factors are, however, entitled to claim the repayment of any amount financed by them in respect of a receivable by withdrawing the financing provided against such assigned receivable or requiring the Sellers to repurchase such receivable under certain circumstances, including when (i) the non-payment of that receivable arises from a dispute between a Seller and the relevant customer, (ii) in relation to the French Factoring Agreement only, the French Factor cannot recover from a credit insurer for such non-payment or (iii) the receivable proves not to have satisfied the eligibility criteria set forth in the Factoring Agreements. Constellium Holdco II B.V. has provided a performance guaranty for the Sellers’ obligations under the Factoring Agreements.

The Sellers will collect the transferred receivables on behalf of the Factors pursuant to a receivables collection mandate granted by the Sellers pursuant to the Factoring Agreements. The receivables collection mandate may be terminated upon the occurrence of certain events. In the event that the receivables collection mandate is terminated, the Factors will be entitled to notify the account debtors of the assignment of receivables and collect directly from the account debtors the assigned receivables.

The Factoring Agreements contain customary fees, including (i) a financing fee on the outstanding amount financed in respect of the assigned receivables, (ii) a non-utilization fee on the portion of the facilities not utilized by the Factors and (iii) a factoring fee on all assigned receivables. In addition, the Sellers incur the cost of maintaining the necessary credit insurance (as stipulated in the Factoring Agreements) on assigned receivables.

The Factoring Agreements contain certain affirmative and negative covenants, including relating to the administration and collection of the assigned receivables, the terms of the invoices and the exchange of information, but do not contain restrictive financial covenants other than a group level minimum liquidity covenant that is tested quarterly. As of and for the fiscal quarter ended December 31, 2012, the Sellers were in compliance with all applicable covenants under the Factoring Agreements.

As of December 31, 2012, there were (i) no euros financed under the French Factoring Agreement and (ii) no euros financed under the German/Swiss Factoring Agreement. As of December 31, 2012, the Sellers had availability of (i) €200 million under the French Factoring Agreement and (ii) €100 million under the German/Swiss Factoring Agreement.

DESCRIPTION OF CAPITAL STOCK

This section of the prospectus includes a description of the material terms of our Amended and Restated Articles of Association as they will be in effect as of the completion of this offering, and of specific provisions of the Book 2 of the Dutch Civil Code (Boek 2 van het Nederlands Burgerlijk Wetboek), which governs the rights of holders of our ordinary shares, which we refer to as the “Dutch Civil Code.” The following description is intended as a summary only and is qualified in its entirety by reference to the complete text of our Amended and Restated Articles of Association, which will be attached as an exhibit to the registration statement of which this prospectus is a part. We urge you to read the full text of that exhibit.

Outstanding Capital Stock

Currently, our authorized share capital consists of 17,300,000 Class A ordinary shares, 100,000 Class B1 ordinary shares and 100,000 Class B2 ordinary shares, each with a nominal value of €0.01. As of January 1, 2012, there were 3,697,197 Class A ordinary shares and 91,684 Class B2 ordinary shares outstanding. As of December 31, 2012, there were 3,697,197 Class A ordinary shares, 13,666 Class B1 ordinary shares and 78,018 Class B2 ordinary shares outstanding, which were held of record by five shareholders. References to our “ordinary shares” refer to our Class A ordinary shares offered pursuant to this prospectus.

Each of the Class A ordinary shares, Class B1 ordinary shares and Class B2 ordinary shares has one vote. The Class B1 and Class B2 ordinary shares can only be held by a German limited partnership that has entered into an agreement relating to the management participation plan or by the Company.

The Class A ordinary shares, Class B1 ordinary shares and Class B2 ordinary shares are entitled to the profits pro rated to reflect the total number of shares of each class held by each shareholder. We maintain separate share premium reserves and dividend reserves for each of the classes of shares. Distributions from each of these reserves may only be made following the approval of the holders of the relevant class of shares and, with respect to the Class B2 reserves, the board of directors.

Upon liquidation of Constellium, any liquidation surplus will be paid out in the following order: (i) first, the balance of the share premium reserve for Class A ordinary shares and the share premium reserve for Class B1 ordinary shares will be paid out to the holders of the shares of Class A and Class B1, respectively; (ii) second, the balance of the dividend reserve for Class A ordinary shares and the dividend reserve for Class B1 ordinary shares will be paid out to the holders of the shares of Class A and Class B1, respectively; (iii) third, the balance of the share premium reserve for Class B2 ordinary shares will be paid out to the holders of the Class B2 ordinary shares; (iv) fourth, the balance of the dividend reserve for Class B2 shares will be paid out to the holders of the Class B2 shares and (v) the profits which remain after application of the above, if any, shall be distributed to the shareholders in proportion to the aggregate nominal amount of shares held by each shareholder.

Recapitalization and Conversion of Capital Stock in Connection with this Offering

Effective immediately prior to the consummation of this offering, pursuant to our Amended and Restated Articles of Association, our authorized share capital will consist of 398,500,000 Class A ordinary shares, 1,500,000 Class B ordinary shares and five preference shares, each with a nominal value of €0.02. Each of the Class A ordinary shares, Class B ordinary shares and preference shares has one vote. Apollo Funds, Rio Tinto and FSI will hold or exercise voting power over approximately 72.5% of our ordinary shares after the consummation of this offering. See “Risk Factors—We are principally owned by Apollo Funds, Rio Tinto and FSI, and their interests may conflict with or differ from your interests as a shareholder” for more information.

Prior to this offering, we intend to effect a pro rata share issuance of Class A ordinary shares, Class B1 ordinary shares and Class B2 ordinary shares to our existing shareholders, which will be implemented through the issuance of 22.8 new Class A ordinary shares, 22.8 Class B1 ordinary shares and 22.8 Class B2 ordinary shares for each outstanding Class A, Class B1 and Class B2 ordinary share, respectively. As a result, the Company will issue an aggregate amount of 83,945,965 additional Class A ordinary shares, 815,252 additional Class B1 ordinary shares and 923,683 additional Class B2 ordinary shares, nominal value €0.02 per share, prior to consummation of this offering, as described in “Description of Capital Stock—Recapitalization and Conversion of Capital Stock in Connection with this Offering.” The pro rata share issuance is being undertaken in order to provide the proper per-share valuation in respect of the offering price set forth on the cover page of this prospectus and will have no dilutive effect. We refer to this issuance throughout this document as the “pro rata share issuance.” The pro rata share issuance will take place after the 31,365 shares held by the Stichting (consisting of 15,938 Class A ordinary shares, 2,441 Class B1 ordinary shares and 12,986 Class B2 ordinary shares) are reacquired at an acquisition amount of approximately €0.9 million, thereby decreasing the total number of outstanding shares upon which the pro rata share issuance will be made.

Immediately following the pro rata share issuance, we intend to change both our name and corporate form, from Constellium Holdco B.V., a Netherlands private limited liability company (besloten vennootschap), to Constellium N.V., a Netherlands public limited liability company (naamloze vennootschap). In connection with the conversion from one type of legal entity to another, each outstanding Class A and Class B1 ordinary share of Constellium Holdco B.V. will be converted, on a one-to-one basis, into a Class A ordinary share of Constellium N.V., and each Class B2 ordinary share of Constellium Holdco B.V. will be converted, on a one-to-one basis, into a Class B ordinary share of Constellium N.V.

Our Amended and Restated Articles of Association provide that our board of directors, at the request of a holder of a Class B ordinary share, may resolve to convert a Class B ordinary share into a Class A ordinary share. Immediately prior to conversion into a Class A ordinary share, a pro rata part of the Class B dividend reserve will be paid out to the holder of the Class B share.

The Class A ordinary shares, Class B ordinary shares and preference shares are entitled to the profits in the following order: (i) first, an aggregate amount of approximately €147 million is paid to holders of preference shares, and (ii) second, the remaining profits, to the extent not reserved by our board of directors, will be paid to each shareholder in proportion to the total number of shares of the Class A ordinary shares, Class B ordinary shares and preference shares held by each shareholder provided that the pro rata part of the remaining profits that accrue to the Class B ordinary shares will be added to the dividend reserve B.

As soon as the Company has profits or reserves available which may be distributed in accordance with Dutch law, the Company will make payments on the preference shares by means of interim dividends or otherwise. The board of directors will not make any other interim distributions, will not propose to make any other distribution at the expense of the profits or any reserve of the Company and will not reserve any part of the profits until the approximately €147 million has been paid on the preference shares. Once the aggregate amount of approximately €147 million has been paid on the preference shares, all rights attached to the preference shares, including voting rights and rights to profit, will automatically and immediately become equal to the rights attached to the ordinary shares. However, it is likely the holders of the preference shares will not have an opportunity to exercise or benefit from any of these rights as we have agreed with our existing shareholders to repurchase the preference shares for no consideration simultaneously with or shortly after the payment in full of the distribution amount of approximately €147 million. Our Amended and Restated Articles of Association and Dutch law provide that so long as the preference shares are held by the Company, they will have no voting rights and no right to profits.

Pursuant to our Amended and Restated Articles of Association, upon liquidation of Constellium, any liquidation surplus will be paid out in the following order: (i) first, an amount equal to the nominal value of preference shares and any unpaid part of the approximately €147 million to the holders of the preference shares, and (ii) second, the profits which remain after application of the above, if any, shall be distributed to the shareholders in proportion to the aggregate nominal amount of shares held by each shareholder.

A shareholder, by reason only of its holdings in Constellium, will not become personally liable for legal acts (rechtshandelingen) performed in the name of Constellium and will not be obliged to contribute to losses of Constellium in excess of the amount which must be paid up on the shares issued to it.

Form of Shares

Pursuant to our Amended and Restated Articles of Association, our ordinary shares and preference shares are available in the form of an entry in the share register without issuance of a share certificate and—to the extent the board of directors so decides—in the form of an entry in the share register with the issuance of a share certificate. Our preference shares exist in registered form. The board of directors may determine that, to facilitate trading of our ordinary shares on foreign stock exchanges, share certificates will be issued that comply with the requirements set by such foreign stock exchange(s). All of our ordinary shares are registered in a register maintained by us and on our behalf by our transfer agent. Transfers of registered shares require a written deed of transfer and an acknowledgement by Constellium Holdco B.V. to be effective. Immediately after the consummation of this offering, our ordinary shares will be freely transferable except as otherwise restricted under U.S. or other applicable securities laws.

Issuance of Ordinary Shares

We may issue ordinary and preference shares subject to the maximum amounts prescribed by our authorized share capital contained in our Amended and Restated Articles of Association. Our board of directors has the power to issue ordinary and preference shares if and to the extent that the general meeting of shareholders has delegated such authority to the board of directors. A delegation of authority to the board of directors to issue ordinary and preference shares remains effective for the period specified by the general meeting of shareholders and may be up to five years from the date of delegation. The general meeting of shareholders may renew this delegation annually. Without this delegation, only our shareholders acting at a general meeting of shareholders have the power to authorize the issuance of ordinary and preference shares. Immediately prior to the completion of this offering the general meeting of shareholders will adopt a resolution pursuant to which our board of directors is authorized to issue ordinary and preference shares for a period of five years from the date of such resolution up to a maximum of the amount of shares included in the authorized share capital as it will read from time to time.

Prior to completion of this offering, our shareholders will adopt a resolution in connection with the issuance of a maximum of 83,945,965 Class A ordinary shares, 815,252 Class B1 ordinary shares and 923,683 Class B2 ordinary shares in connection with this offering and the issuance of five preference shares, all of which will be issued against payment of the nominal value of €0.02 and paid out of our retained earnings. We expect that these shares will be issued prior to the our conversion into a Dutch public limited liability company.

Immediately prior to the completion of this offering, Our general meeting of shareholders will adopt a resolution in connection with the issuance of 11,111,111 Class A ordinary shares and the exclusion of pre-emptive rights of the shareholders in relation thereto in connection with this offering. The shares will be issued upon the consummation of this offering.

Any increase in the number of authorized shares would require the approval of an amendment to our Amended and Restated Articles of Association in order to effectuate such increase. To be effective, any such amendment would need to be proposed by the board of directors and adopted by the shareholders at a general meeting by a majority vote.

Preemptive Rights

Each holder of ordinary shares has a preemptive right to subscribe for ordinary shares that we issue for cash unless the general meeting of shareholders, or its delegate, limits or excludes this right. A holder of ordinary shares does not have a preemptive right to subscribe for preference shares. Furthermore, no preemptive rights exist with respect to ordinary shares issued (i) for consideration other than cash, (ii) to our employees or the employees of our group of companies or, (iii) to a party exercising a previously obtained right to acquire shares.

The right of our shareholders to subscribe for shares pursuant to this preemptive right may be excluded or limited by the general meeting of shareholders. If the general meeting of shareholders delegates its authority to the board of directors for this purpose, then the board of directors will have the power to limit or exclude the preemptive rights of shareholders. Such a delegation requires the approval of at least two-thirds of the votes cast by shareholders at a general meeting of shareholders where less than half of the issued share capital is represented or a majority of the votes cast at the general meeting of shareholders where more than half of the share capital is represented. Designations of authority to the board of directors may remain in effect for up to five years and may be renewed for additional periods of up to five years.

Immediately prior to the completion of this offering, the general meeting of shareholders will adopt a resolution pursuant to which our board of directors is authorized to limit or exclude the preemptive rights of holders of ordinary shares for a period of five years from the date of such resolution.

Repurchases of our Shares

We may acquire our shares, subject to applicable provisions of Dutch law and our Amended and Restated Articles of Association, to the extent:

•

our shareholders’ equity, less the amount to be paid for the shares to be acquired, exceeds the sum of (i) our share capital account plus (ii) any reserves required to be maintained by Dutch law or our Amended and Restated Articles of Association; and

•	after the acquisition of shares, we and our subsidiaries would not hold, or would not hold as pledgees, shares having an aggregate nominal value that exceeds 50% of our issued share capital.

Our board of directors may repurchase shares only if our shareholders have authorized the board of directors to do so. Immediately prior to the completion of this offering, the general meeting of shareholders will adopt a resolution pursuant to which our board of directors is authorized to repurchase the maximum permissible amount of ordinary shares on the NYSE and Euronext Paris for an 18-month period from the date of such resolution, which is the maximum initial term under Dutch law, at prices between an amount equal to the nominal value of the shares and an amount equal to greater of 110% of the market price of the shares on the NYSE and 110% of the market price of the shares on Euronext Paris (with the market price deemed to be the average of the closing price on each of the five consecutive days of trading preceding the three trading days prior to the date of repurchase). The authorization is not required for the acquisition of our shares listed on the NYSE market or the Euronext Paris market for the purpose of transferring the shares to employees under our management equity incentive plan.

We have agreed with our existing shareholders to repurchase the preference shares against nil consideration following the payment of the Preferred Share Distribution Amount.

Capital Reductions; Cancellation

Upon a proposal of the board of directors, at a general meeting, our shareholders may vote to reduce our issued share capital by (i) cancelling shares or (ii) by reducing the nominal value of the shares by amendment to our Amended and Restated Articles of Association. In either case, this reduction would be subject to applicable statutory provisions. A resolution to cancel shares can only relate to (a) shares held in treasury by the company; (b) all shares of a particular class; or (c) when relating to our preference shares, upon repayment of the nominal value of such shares and payment of the approximately €147 million. In order to be approved, a resolution to reduce the capital requires approval of a majority of the votes cast at a general meeting of shareholders if at least half the issued capital is represented at the meeting or at least two-thirds of the votes cast at the general meeting of shareholders if less than half of the issued capital is represented at the general meeting of shareholders.

A reduction in the number of shares without repayment and without release from the obligation to pay up the shares must be effectuated proportionally on shares of the same class. A resolution that would result in a reduction of capital requires approval of the meeting of each group of holders of shares of the same class whose rights are prejudiced by the reduction. In addition, a resolution to reduce capital requires notice to our creditors, who have a right to object to a reduction in capital under specified circumstances.

General Meetings of Shareholders

Each shareholder has a right to attend general meetings, either in person or by proxy, and to exercise voting rights in accordance with the provisions of our Amended and Restated Articles of Association. We must hold at least one general meeting of shareholders each year. This meeting must be convened at one of four specified locations in the Netherlands (Amsterdam, Rotterdam, the Hague and Haarlemmermeer (Schiphol)) within six months after the end of our fiscal year. Our board of directors may convene additional general meetings of shareholders as often as they deem necessary. Pursuant to Dutch law, one or more shareholders representing at least 10 percent of our issued share capital may request the Dutch courts to order that a general meeting of shareholders be held if our board of directors has not met the request of such shareholders to convene a general meeting of shareholders. Dutch law does not restrict the rights of holders of ordinary shares who do not reside in the Netherlands from holding or voting their shares.

We will give notice of each meeting of shareholders by publication on our website and in any other manner that we may be required to follow in order to comply with applicable stock exchange and SEC requirements. We will give notice at least 42 calendar days prior to a general meeting of shareholders and we are required to publish the following information on our website, and leave such information available on our website for a period of at least one year: (i) the notice convening the general meeting of shareholders, including the place and time of the meeting, the agenda for the meeting and the right to attend the meeting, (ii) any documents to be submitted to the general meeting of shareholders, (iii) any proposals with respect to resolutions to be adopted by the general meeting of shareholders or, if no proposal will be submitted to the general meeting of shareholders, an explanation by the board with respect to the items on the agenda, (iv) to the extent applicable, any draft resolutions with respect to items on the agenda proposed by a shareholder, (v) to the extent applicable, a format proxy statement and a form to exercise voting rights in writing and (vi) the total number of outstanding shares and voting rights in our capital on the date of the notice convening the general meeting of shareholders.

Pursuant to Dutch law in effect as at July 1, 2013, shareholders representing at 3% of the issued share capital have the right to request the inclusion of additional items on the agenda of shareholder meetings, provided that such request is received by us no later than 60 days before the day the relevant shareholder meeting is held and such request is not contrary to a significant interest of ours. Our board of directors may decide that shareholders are entitled to participate in, to address and to vote in the general meeting of shareholders by way of an electronic means of communication, in person or by proxy, provided the shareholder may by the electronic means of communication be identified, directly take notice of the discussion in the meeting and participate in the deliberations. Our board of directors may adopt a resolution containing conditions for the use of electronic means of communication in writing. If our board of directors has adopted such regulations, they will be disclosed with the notice of the meeting as provided to shareholders.

The board may determine a record date (registratiedatum) of 28 calendar days prior to a general meeting of shareholders to establish which shareholders are entitled to attend and vote in the general meeting of shareholders. If and to the extent that the total number of outstanding shares and voting rights in our capital are changed on the record date, we have to publish on our website on the first business day following the record date such total number of outstanding shares and voting rights on the record date.

At least within 15 calendar days after the general meeting of shareholders we are required to publish the established voting results for each resolution on our website.

Voting Rights

Each share is entitled to one vote. Voting rights may be exercised by registered shareholders or by a duly appointed proxy of a registered shareholder, which proxy need not be a shareholder. Our Amended and Restated Articles of Association do not limit the number of registered shares that may be voted by a single shareholder. Treasury shares, whether owned by us or one of our majority-owned subsidiaries, will not be entitled to vote at general meetings of shareholders. Resolutions of the general meeting of shareholders are adopted by a simple majority of votes cast, except where Dutch law or our Amended and Restated Articles of Association provide for a special majority. No shareholder has the right of cumulative voting under Dutch law or our Amended and Restated Articles of Association.

Our Amended and Restated Articles of Association and Dutch law provide that decisions of our board of directors involving a significant change in our identity or character are subject to the approval of the general meeting of shareholders. Such changes include:

•	the transfer of all or substantially all of our business to a third party;

•

the entry into or termination of a longstanding joint venture by us or by any of our subsidiaries with another legal entity or company, or of our position as a fully liable partner in a limited partnership or a general partnership if the joint venture is of a major significance to us; or

•

the acquisition or disposal, by us or any of our subsidiaries, of a participating interest in the capital of a company valued at one-third or more of our assets according to our most recently adopted consolidated annual balance sheet with explanatory notes thereto.

Matters requiring a majority of at least two-thirds of the votes cast, which majority votes also represent more than 50% of our issued share capital include, among others:

•	a resolution to cancel a binding nomination for the appointment of members of the board of directors;

•	a resolution to appoint members of the board of directors, if the board of directors fails to exercise its right to submit a binding nomination, or if the binding nomination is set aside; and

•	a resolution to dismiss or suspend members of the board of directors other than pursuant to a proposal by the board of directors.

Matters requiring a majority of at least two-thirds of the votes cast, if less than 50% of our issued share capital is represented include, among others:

•

a resolution of the general meeting of shareholders regarding restricting and excluding preemptive rights, or decisions to designate the board of directors as the body authorized to exclude or restrict pre-emptive rights; and

•	a resolution of the general meeting of shareholders to reduce our outstanding share capital.

Anti-takeover Provisions

Under Dutch law, protective measures against takeovers are possible and permissible, within the boundaries set by Dutch law and Dutch case law. See “Risk Factors—Provisions of our organizational documents and applicable law may impede or discourage a takeover, which could deprive our investors of the opportunity to receive a premium for their ordinary shares or to make changes in our board of directors.”

Adoption of Annual Accounts and Discharge of Management Liability

We are required to publish our annual accounts within four-months after the end of each financial year and our half-yearly figures within two-months after the end of the first six months of each financial year. Furthermore, we are required to publish interim management statements (containing, among other things, an overview of important transactions and their financial consequences) in the period starting ten weeks after and six weeks before the first and second half of each financial year, or, alternatively, to publish quarterly financial statements. Within five calendar days after adoption of our annual accounts, we are required to submit our adopted annual accounts to the Netherlands Authority for the Financial Markets, or AFM.

The annual accounts must be accompanied by an auditor’s certificate, an annual report and certain other mandatory information and must be made available for inspection by our shareholders at our offices within the same period. Under Dutch law, our shareholders must approve the appointment and removal of our independent auditors, as referred to in Article 2:393 Dutch Civil Code, to audit the annual accounts. The annual accounts are adopted by our shareholders at the general meeting of shareholders and will be prepared in accordance with Part 9 of Book 2 of the Netherlands Civil Code.

The adoption of the annual accounts by our shareholders does not release the members of our board of directors from liability for acts reflected in those documents. Any such release from liability requires a separate shareholders’ resolution.

Our financial reporting will be subject to the supervision of the AFM. The AFM will review the content of the financial reports and has the authority to approach us with requests for information in case on the basis of publicly available information it has reasonable doubts as to the integrity of our financial reporting.

Management Indemnification

Our Amended and Restated Articles of Association provide that we will indemnify our directors against all adverse financial effects incurred by such person in connection with any action, suit or proceeding if such person acted in good faith and in a manner he or she reasonably could believe to be in or not opposed to our best interests. In addition, upon completion of this offering, we may enter into indemnification agreements with our directors and officers.

Dividends

Our Amended and Restated Articles of Association provide that dividends may only be paid out of profit as shown in the adopted annual accounts. We will have the ability to make distributions to shareholders and other persons entitled to distributable profits only to the extent that our equity exceeds the sum of the paid and called-up portion of the ordinary share capital and the reserves that must be maintained in accordance with provisions of Dutch law or our Amended and Restated Articles of Association. The profits must first be used to set up and maintain reserves required by law and must then be set off against certain financial losses. From the profits, an aggregate amount of approximately €147 million must first be paid to the holders of the preference shares. Distributions in cash that have not been collected within five years and one day after they have become due and payable will revert to us. We may not make any distribution of profits on shares that we hold. Our board of directors will determine whether and how much of the remaining profit they will reserve and the manner and date of such distribution and will notify shareholders thereof. Our Amended and Restated Articles of Association provide that our board of directors will reserve a pro rata part attributable to the Class B ordinary shares of the profits available for distribution to the shareholders and add such amount to the Class B dividend reserve. Immediately prior to conversion into a Class A ordinary share, a pro rata part of the Class B dividend reserve will be paid out to the holder of the Class B share.

All calculations to determine the amounts available for dividends will be based on our annual accounts, which may be different from our consolidated financial statements, such as those included in this prospectus. Our statutory accounts have to date been prepared and will continue to be prepared under EU IFRS and are deposited with the Commercial Register in Amsterdam, the Netherlands.

Liquidation Rights and Dissolution

Under our Amended and Restated Articles of Association, we may be dissolved by a resolution of the general meeting of shareholders, subject to a proposal by the board of directors.

In the event of a dissolution and liquidation, the assets remaining after payment of all debts and liquidation expenses are to be distributed as follows: (i) first, an amount equal to the nominal value of preference shares and any unpaid part of the approximately €147 million to the holders of the preference shares and (ii) second, the profits which remain after application of the above, if any, will be distributed to shareholders in proportion to the aggregate nominal amount of shares held by each shareholder. All distributions referred to in this paragraph will be made in accordance with the relevant provisions of the laws of the Netherlands.

Limitations on Non-residents and Exchange Controls

There are no limits under the laws of the Netherlands or in our Amended and Restated Articles of Association on non-residents of the Netherlands holding or voting our ordinary shares. Currently, there are no exchange controls under the laws of the Netherlands on the conduct of our operations or affecting the remittance of dividends.

Netherlands Squeeze-Out Proceedings

Pursuant to Section 2:92a of the Dutch Civil Code, a shareholder who for its own account holds at least 95% of our issued capital may institute proceedings against our other shareholders jointly for the transfer of their shares to the claimant. The proceedings are held before the Enterprise Chamber of the Amsterdam Court of Appeal (Ondernemingskamer) and can be instituted by means of a writ of summons served upon each of the minority shareholders in accordance with the provisions of the Dutch Code of Civil Procedure (Wetboek van Burgerlijke Rechtsvordering). The Enterprise Chamber may grant the claim for squeeze-out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value to be paid for the shares of the minority shareholders. Once the order to transfer by the Enterprise Chamber of the Amsterdam Court of Appeal becomes irrevocable, the person acquiring the shares will give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to him. Unless the addresses of all of them are known to him, he will also publish the same in a newspaper with a national circulation.

Registrar and Transfer Agent

A register of holders of the ordinary shares will be maintained by us at our offices in the Netherlands, and a branch register will be maintained in the United States by Computershare Trust Company, N.A., which will serve as branch registrar and transfer agent.

Dutch Corporate Governance Code

On admission to trading on Euronext Paris, since we will be listing our ordinary shares on a regulated market, we will be subjected to comply with the Dutch Code. The Dutch Code, as amended, became effective on January 1, 2009, and applies to all Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere.

The code is based on a “comply or explain” principle. Accordingly, companies are required to disclose in their annual report filed in the Netherlands whether or not they are complying with the various rules of the Dutch Code that are addressed to the board of directors or, if any, the supervisory board of the company and, if they do not apply those provisions, to give the reasons for such non-application. The Code contains principles and best practice provisions for managing boards, supervisory boards, shareholders and general meetings of shareholders, financial reporting, auditors, disclosure, compliance and enforcement standards.

We acknowledge the importance of good corporate governance. The board of directors agrees with the general approach and with the majority of the provisions of the Dutch Code. However, considering our interests and the interest of our stakeholders, at this stage, we do not apply a limited number of best practice provisions either because such provisions conflict with or are inconsistent with the corporate governance rules of the NYSE and U.S. securities laws that apply to us, or because such provisions do not reflect best practices of global companies listed on the NYSE.

The best practice provisions we do not apply include the following:

•

An executive board member may not be a member of the supervisory board (or be a non-executive board member) of more than two Dutch listed companies. Nor may an executive board member be the chairman of the supervisory board (or a board) of a listed company. Membership of the supervisory board (or non-executive board positions) of other companies within the group to which the Company belongs does not count for this purpose. The acceptance by an executive board member of membership of the supervisory board or acceptance of a position as non-executive member of the board of a listed company requires the approval of the non-executive board members. Other important positions held by an executive board member shall be notified to the board (best practice provision II.1.8).

Our board of directors will adopt a policy with respect to the number of additional board memberships that a board member will have. We will comply with applicable NYSE and SEC rules and the relevant provisions of Dutch law.

•	Remuneration (Principles II.2, III.7 and associated best practice provisions).

We believe that our remuneration policy will help to focus directors, officers and other employees and consultants on business performance that creates shareholder value, to encourage innovative approaches to the business of the Company and to encourage ownership of our ordinary shares by directors, officers and other employees and consultants. The remuneration policy may include, among other things, incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance units, other stock-based awards or any combination of those awards to board members that enables better identification with shareholder interests. In determining the remuneration policy, our board may deviate from the Dutch Corporate Governance Code.

The remuneration committee will prepare a remuneration policy which will subsequently be approved by the board of directors. The remuneration policy will be disclosed in accordance with applicable law. We will comply with applicable NYSE and SEC rules and will deviate from the Dutch Corporate Governance Code.

•	Conflicts of interest and related party transactions (Principles II.3, III.6 and associated best practice provisions).

We will have a policy on conflicts of interests and related party transactions which will be published on our website. The policy will provide that the determination of whether a conflict of interests exists will be made in accordance with Dutch law and on a case-by-case basis. We believe that it is not in the interest of the Company to provide for deemed conflicts of interests.

•	Independence (Principle III.2 and associated best practice provisions).

We may need to deviate from the Dutch Corporate Governance Code’s independence definition for board members either because such provisions conflict with or are inconsistent with the corporate governance rules of the NYSE and U.S. securities laws that apply to us, or because such provisions do not reflect best practices of global companies listed on the NYSE.

•	The chairman of the board may not also be or have been an executive board member (best practice provisions III.4.2 and III.8.1).

Mr. Evans has served as our Chairman since December 2012. Mr. Evans has also served as our interim chief executive officer from December 2011 until the appointment of Mr. Pierre Vareille in March

2012. We believe the deviation from the Dutch Corporate Governance Code is justified considering the short period during which Mr. Evans acted as executive board member.

•

The remuneration committee may not be chaired by the chairman of the board or by a former executive member of the board, or by a non-executive board member who is a member of the management board of another listed company (best practice provision III.5.11).

We may elect to appoint Mr. Nord or Mr. Turner as chairman of the remuneration committee, both of whom served briefly as executive board members between the date of incorporation of the company on May 14, 2010 and January 4, 2011, the date on which we completed the purchase of the AEP Business. Both Mr. Nord and Mr. Turner have extensive experience on Boards of publicly listed companies, including with respect to compensation matters, and the Company may therefore decide to deviate from the Dutch Corporate Governance Code

•

The vice-chairman of the board shall deputize for the chairman when the occasion arises. By way of addition to best practice provision III.1.7, the vice-chairman shall act as contact for individual board members concerning the functioning of the chairman of the board (best practice provision III.4.4).

We intend to comply with certain corporate governance requirements of the NYSE in lieu of the Dutch Corporate Governance Code. Under the corporate governance requirements of the NYSE, we are not required to appoint a vice-chairman. If the chairman of our board of directors is absent, the directors that are present will elect a non-executive board member to chair the meeting.

•

The terms of reference of the board shall contain rules on dealing with conflicts of interest and potential conflicts of interest between board members and the external auditor on the one hand and the company on the other. The terms of reference shall also stipulate which transactions require the approval of the non-executive board members. The company shall draw up regulations governing ownership of and transactions in securities by board members, other than securities issued by their “own” company (best practice provision III.6.5).

The Company believes that board members should not be further limited by internal regulations in addition to the rules and restrictions under applicable securities laws.

•	The majority of the members of the board of directors shall be non-executive directors and are independent within the meaning of best practice provision III.2.2 (best practice provision III.8.4).

We expect that three to four non-executive members of our board will be independent. It is our view that given the nature of our business and the practice in our industry and considering our shareholder structure, it is justified that only three to four non-executive directors will be independent. We may need to deviate from the Dutch Corporate Governance Code’s independence definition for board members either because such provisions conflict with or are inconsistent with the corporate governance rules of the NYSE and U.S. securities laws that apply to us, or because such provisions do not reflect best practices of global companies listed on the NYSE, or because such provisions do not reflect best practices of global companies listed on the NYSE. We may need to further deviate from the Dutch Corporate Governance Code’s independence definition for board members when looking for the most suitable candidates or in retaining our pre-IPO board members. For example, a current board member or future board candidate may have particular knowledge of, or experience in, the downstream aluminum rolled and extruded products and related businesses, but may not meet the definition of independence in the Dutch Corporate Governance Code. As such background is very important to the efficacy of our board of directors in managing a highly technical business, and because our industry has relatively few participants, our board may decide to nominate candidates for appointment who do not fully comply with the criteria as listed under best practice provision III.2.2 of the Dutch Corporate Governance Code.

•

The company shall formulate an “outline policy on bilateral contacts,” as described in the Dutch Corporate Governance Code, with the shareholders and publish this policy on its website (best practice provision IV.3.13).

We will not formulate an “outline policy on bilateral contacts” with the shareholders. We will comply with applicable NYSE and SEC rules and the relevant provisions of applicable law with respect to contacts with our shareholders. We believe that all contacts with our shareholders should be assessed on a case-by-case basis.

•

Pursuant to best practice provision IV.1.1, a general meeting of shareholders is empowered to cancel binding nominations of candidates for the board, and to dismiss members of the board by a simple majority of votes of those in attendance, although the company may require a quorum of at least one-third of the voting rights outstanding. If such quorum is not represented, but a majority of those in attendance vote in favor of the proposal, a second meeting may be convened and its vote will be binding, even without a one-third quorum. Our Amended and Restated Articles of Association currently provide that a general meeting of shareholders may at all times overrule a binding nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital. Although this constitutes a deviation from provision IV.1.1 of the Dutch Code, we hold the view that these provisions will enhance the continuity of our management and policies.

•

Pursuant to best practice provision IV.3.1, we will enable the shareholders to follow in real time all meetings with analysts, investors and press conferences. We believe that enabling shareholders to follow in real time all the meetings with analysts, presentations to analysts, presentations to investors as referred to in best practice provision IV.3.1 of the Dutch Code would create an excessive burden on our resources. We will ensure that analyst presentations made after the offering are posted on our website after meetings with analysts.

Obligations of Shareholders to Make a Public Offer

The European Directive on Takeover Bids (2004/25/EC) has been implemented in Dutch legislation in the Dutch Financial Supervision Act. Pursuant to the Dutch Financial Supervision Act a shareholder who has acquired 30% of the shares in the company or the voting rights attached to the shares has the obligation to launch a public offering for all shares in the company. The legislation also applies to persons acting in concert who jointly acquire 30% of the shares in the company or the voting rights attached to the shares.

Differences in Corporate Law

We are incorporated under the laws of the Netherlands. The following discussion summarizes material differences between the rights of holders of our ordinary shares and the rights of holders of the common stock of a typical corporation incorporated under the laws of the state of Delaware, which result from differences in governing documents and the laws of the Netherlands and Delaware.

This discussion does not purport to be a complete statement of the rights of holders of our ordinary shares under applicable Dutch law and our Amended and Restated Articles of Association or the rights of holders of the common stock of a typical corporation under applicable Delaware law and a typical certificate of incorporation and bylaws.

Delaware	The Netherlands

Duties of directors

The board of directors of a Delaware corporation bears the ultimate responsibility for managing the business and affairs of a corporation. There is generally only one board of directors.

In discharging this function, directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its shareholders. The duty of care generally requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. In general, but subject to certain exceptions, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation.

In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the shareholders.

In the Netherlands, a listed company typically has a two-tier board structure with a management board comprising the executive directors and a supervisory board comprising the non-executive directors. It is, however, also possible to have a single-tier board, comprising both executive directors and non-executive directors. We have a single-tier board.

Under Dutch law the board of directors is collectively responsible for the policy and day-to-day management of the company. The non-executive directors will be assigned the task of supervising the executive directors and providing them with advice. Each director has a duty towards the company to properly perform the duties assigned to him. Furthermore, each board member has a duty to act in the corporate interest of the company.

Unlike under Delaware law, under Dutch law the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers. The duty to act in the corporate interest of the company also applies in the event of a proposed sale or break-up of the company, whereby the circumstances generally dictate how such duty is to be applied. Any board resolution regarding a significant change in the identity or character of the company requires shareholders’ approval. The board of directors may decide in its sole discretion, within the confines of Dutch law and our Amended and Restated Articles of Association, to incur additional indebtedness subject to any contractual restrictions pursuant to our existing financing arrangements.

Our Amended and Restated Articles of Association do not impose any obligation on the members of the board of directors to hold shares in Constellium.

Delaware	The Netherlands

Director terms

The Delaware General Corporation Law generally provides for a one-year term for directors, but permits directorships to be divided into up to three classes with up to three-year terms, with the years for each class expiring in different years, if permitted by the certificate of incorporation, an initial bylaw or a bylaw adopted by the shareholders. A director elected to serve a term on a “classified” board may not be removed by shareholders without cause. There is no limit to the number of terms a director may serve.	In contrast to Delaware law, under Dutch law a director of a listed company is generally appointed for a maximum term of four years. There is no statutory limit to the number of terms a director may serve. It is currently anticipated that our directors will serve terms of three years. A director may be removed at any time, with or without cause, by the shareholders’ meeting. Our Amended and Restated Articles of Association do not include any provisions regarding the mandatory retirement age of a member of the board of directors.

Director vacancies

The Delaware General Corporation Law provides that vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) or by a sole remaining director unless (a) otherwise provided in the certificate of incorporation or by-laws of the corporation or (b) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case a majority of the other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.	Under Dutch law, new members of the board of directors of a company such as ours are appointed by the general meeting, rather than appointed by the board of directors as is typical for a Delaware corporation. Our Amended and Restated Articles of Association provide that such occurs from a binding nomination by the board of directors, in which case the general meeting may override the binding nature of such nomination by a resolution of two-thirds of the votes cast, which votes also represent more than 50% of the issued share capital.

Conflict-of-interest transactions

Under the Delaware General Corporation Law, transactions with directors must be approved by disinterested directors or by the shareholders, or otherwise proven to be fair to the company as of the time it is approved. Such transaction will be void or voidable, unless (1) the material facts of any interested directors’ interests are disclosed or are known to the board of directors and the transaction is approved by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors constitute less than a quorum; (2) the material facts of any interested directors’ interests are disclosed or are known to the shareholders entitled to vote thereon, and the transaction is specifically approved in good faith by vote of the shareholders; or (3) the transaction is fair to the company as of the time it is approved.

Under Dutch law, a board member with a conflicting interest must abstain from participating in the decision-making process with respect to the relevant matter. If, however, it becomes apparent that such member was indeed involved in the decision-making process, then such decision may be nullified. Only if all board members have a conflicting interest with the company, will the board nonetheless have the authority to decide on the matter.

Executive board members with a conflict of interest remain authorized to represent the company. However, the relevant executive board members may under certain circumstances be held personally liable for any damage suffered by the company as a consequence of the transaction.

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Agreements entered into with third parties contrary to the new rules on decision-making in the case of a conflict of interest, may as a rule not be annulled. Only under special circumstances will a company be able to annul an agreement or claim damages if a third party misuses a conflict of interest situation.

Under our Amended and Restated Articles of Association, a board member may not participate in internal discussions and decision-making on a subject or a transaction in relation to which he or she has a direct or indirect personal conflict of interest with Constellium. In case all board members have a conflict of interest, the board and all of its conflicted board members will retain decision-making authority. Whether or not a potential conflict of interest exists must initially be assessed by that board member. Each board member will immediately disclose any

(potential) conflict of interests to the chairman and the other members of the board. The board member with a possible conflict of interest must provide the chairman and the board all information relevant to assessing whether a conflict of interest exists. The non-executive board members will determine—without the potentially conflicted board member taking part in such discussions and decision—whether a disclosed (potential) conflict situation qualifies as a conflict of interest. If the non-executive board members determine that the potential conflict situation of such board member does not qualify as a conflict of interest, such board member will remain authorized to participate in the discussions and decision-making on the matter that gave rise to the potential conflict situation. If the non-executive board members determine that the potential conflict situation of a board member does qualify as a conflict of interest, such board member may not participate in the discussions and decision-making on the subject. If the conflicted board member is prevented from participating in the decision making as a result of a conflict of interest, our Amended and Restated Articles of Association provide that the conflicted board member may temporarily designate an entrusted independent individual (who does not as such have a conflict of interests) to replace him in the decision-making for the matter at hand. Executive board members with a conflict of interest remain authorized to represent the company. However, the relevant executive board members may under certain circumstances be held personally liable for any

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damage suffered by the company as a consequence of the transaction.

Agreements entered into with third parties contrary to the rules on decision-making in the case of a conflict of interest, may as a rule not be annulled. Only under special circumstances will a company be able to annul an agreement or claim damages if a third party misuses a conflict of interest situation.

Proxy voting by directors

A director of a Delaware corporation may not issue a proxy representing the director’s voting rights as a director.	An absent director may issue a proxy for a specific board meeting but only in writing to another director.

Voting rights

Under the Delaware General Corporation Law, each shareholder is entitled to one vote per share of stock, unless the certificate of incorporation provides otherwise. Cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Either the certificate of incorporation or the bylaws may specify the number of shares or the amount of other securities that must be represented at a meeting in order to constitute a quorum, but in no event will a quorum consist of less than one-third of the shares entitled to vote at a meeting, except that, where a separate vote by a class or series or classes or series is required, a quorum will consist of no less than 1/3 of the shares of such class or series or classes or series.

Shareholders as of the record date for the meeting are entitled to vote at the meeting, and the board of directors may fix a record date that is no more than 60 days nor less than 10 days before the date of the meeting, and if no record date is set then the record date is the close of business on the day next preceding the day on which

Under Dutch law, shares have one vote per share, provided such shares have the same nominal value. Certain exceptions may be provided in the Amended and Restated Articles of Association of a company (which is currently not the case in our Amended and Restated Articles of Association). All shareholder resolutions are taken by an absolute majority of the votes cast, unless the articles of association or Dutch law prescribe otherwise. Dutch law does not provide for cumulative voting.

If so resolved by the board of directors, shareholders as of the record date for a shareholders’ meeting are entitled to vote at that meeting, and the record date established by the board of directors may not be determined earlier than the 28th day before the meeting. There is no specific provision in Dutch law for adjournments.

Shareholder proposals

Delaware law does not provide shareholders an express right to put any proposal before a meeting of shareholders, but it provides that a corporation’s bylaws may provide that if the corporation solicits proxies with respect to the election of directors, it may be required to include in its proxy solicitation materials one or more individuals nominated by a shareholder. In keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and

Pursuant to our Amended and Restated Articles of Association, extraordinary shareholders’ meetings will be held as often as the board of directors deem such necessary. Pursuant to Dutch law and our Amended and Restated Articles of Association, one or more shareholders representing at least 10% of the issued share capital may request the Dutch Courts to order that a general meeting be held.

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nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. Additionally, if a Delaware corporation is subject to the SEC’s proxy rules, a stockholder who owns at least $2,000 in market value or 1% of the corporation’s securities entitled to vote for a continuous period of one year as of the date he submits a proposal, may propose a matter for a vote at an annual or special meeting in accordance with those rules.

The agenda for a meeting of shareholders must contain such items as the board of directors or the person or persons convening the meeting decide. Pursuant to Dutch law in effect as at July 1, 2013, unlike under Delaware law, the agenda will also include such other items as one or more shareholders, representing at least 3% of the issued share capital may request of the board of directors in writing, at least 60 days before the date of the meeting.

Until July 1, 2013, shareholders representing at least 1% of the issued share capital or the equivalent of at least €50 million in aggregate market value will have the right to request the inclusion of additional items on the agenda of shareholder meetings.

Action by written consent

Unless otherwise provided in the corporation’s certificate of incorporation, any action required or permitted to be taken at any annual or special meeting of shareholders of a corporation may be taken without a meeting, without prior notice and without a vote, if one or more consents in writing, setting forth the action to be so taken, are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.	Under Dutch law, shareholders’ resolutions may be adopted in writing without holding a meeting of shareholders, provided (a) the articles of association expressly so allow, (b) no bearer shares or depositary receipts are issued, (c) there are no persons entitled to the same rights as holders of depositary receipts, (d) the board of directors has been given the opportunity to give its advice on the resolution, and (e) the resolution is adopted unanimously by all shareholders that are entitled to vote. The requirement of unanimity therefore renders the adoption of shareholder resolutions without holding a meeting not feasible.

Shareholder suits

Under the Delaware General Corporation Law, a shareholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself and other similarly situated	Unlike under Delaware law, in the event a third party is liable to a Dutch company, only the company itself can bring a civil action against that party. Individual shareholders do not have the right to bring an action on behalf of the company. Only in the event that the
shareholders where the requirements for maintaining a class action under Delaware law have been met. A person may institute and maintain such a suit only if that person was a shareholder at the time of the transaction which is the subject of the suit. In addition, under Delaware case law, the plaintiff normally must be a shareholder not only at the time of the transaction that is the subject of the suit, but also throughout the duration of the derivative suit. Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff in court, unless such a demand would be futile.	cause for the liability of a third party to the company also constitutes a tortious act directly against a shareholder does that shareholder have an individual right of action against such third party in its own name. The Dutch Civil Code provides for the possibility to initiate such actions collectively. A foundation or an association whose objective is to protect the rights of a group of persons having similar interests can institute a collective action. The collective action itself cannot result in an order for payment of monetary damages but may only result in a declaratory judgment (verklaring voor recht). In order to obtain compensation for damages, the foundation or association and the defendant may

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reach—often on the basis of such declaratory judgment—a settlement. A Dutch court may declare the settlement agreement binding upon all the injured parties with an opt-out choice for an individual injured party. An individual injured party may also itself institute a civil claim for damages.

Repurchase of shares

Under the Delaware General Corporation Law, a corporation may purchase or redeem its own shares unless the capital of the corporation is impaired or the purchase or redemption would cause an impairment of the capital of the corporation. A Delaware corporation may, however, purchase or redeem out of capital any of its preferred shares or, if no preferred shares are outstanding, any of its own shares if such shares will be retired upon acquisition and the capital of the corporation will be reduced in accordance with specified limitations.

Under Dutch law, a company such as ours may not subscribe for newly issued shares in its own capital. Such company may, however, repurchase its existing and outstanding shares or depositary receipts if permitted under its articles of association. We may acquire our own shares either without paying any consideration, or, in the event any consideration must be paid, only if the following requirements are met: (a) the shareholders’ equity less the payment required to make the acquisition is not less than the sum of called and paid-up capital and any reserve required by Dutch law and our Amended and Restated

Articles of Association, (b) we and our subsidiaries would not thereafter hold or hold as a pledgee shares with an aggregate nominal value exceeding 50% of the nominal value of our issued share capital, (c) our Amended and Restated Articles of Association permit such acquisition, which currently is the case, and (d) the general meeting has authorized the board of directors to do so, which authorization has been granted for the maximum period allowed under Dutch law and our Amended and Restated Articles of Association, that period being 18 months.

Anti-takeover provisions

In addition to other aspects of Delaware law governing fiduciary duties of directors during a potential takeover, the Delaware General Corporation Law also contains a business combination statute that protects Delaware companies from hostile takeovers and from actions following the takeover by prohibiting some transactions once an acquirer has gained a significant holding in the corporation.

Several provisions of our Amended and Restated Articles of Association and the laws of the Netherlands could make it difficult for our shareholders to change the composition of our board of directors, thereby preventing them from changing the composition of our management. In addition, the same provisions may discourage, delay or prevent a merger, consolidation or acquisition that shareholders may consider favorable. Provisions of our Amended and Restated Articles of Association impose various procedural and other requirements, which could make it more difficult for shareholders to effect certain corporate actions. These anti-takeover provisions could substantially impede the ability of our shareholders to benefit from a change in control

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Section 203 of the Delaware General Corporation Law prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested shareholder that beneficially owns 15% or more of a corporation’s voting stock (or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years), within three years after the person becomes an interested shareholder, unless:

•     the transaction that will cause the person to become an interested shareholder is approved by the board of directors of the target prior to the transactions;

•     after the completion of the transaction in which the person becomes an interested shareholder, the interested shareholder holds at least 85% of the voting stock of the corporation not including shares owned by persons who are directors and also officers of interested shareholders and shares owned by specified employee benefit plans; or

•     after the person becomes an interested shareholder, the business combination is approved by the board of directors of the corporation and holders of at least 66.67% of the outstanding voting stock, excluding shares held by the interested shareholder.

A Delaware corporation may elect not to be governed by Section 203 by a provision contained in the original certificate of incorporation of the corporation or an amendment to the original certificate of incorporation or to the bylaws of the company, which amendment must and, as a result, may materially adversely affect the market price of our ordinary shares and your ability to realize any potential change of control premium.

Our general meeting of shareholders has empowered our board of directors to issue shares and restrict or exclude preemptive rights on those shares for a period of five years. Accordingly, an issue of new shares may make it more difficult for a shareholder to obtain control over our general meeting of shareholders.

Inspection of books and records

Under the Delaware General Corporation Law, any shareholder may inspect for any proper purpose the corporation’s stock ledger, a list of its shareholders and its other books and records during the corporation’s usual hours of business.	The board of directors provides all information desired by the shareholders’ meeting, but not to individual shareholders, unless a significant interest of the company dictates otherwise. Our shareholders’ register is available for inspection by the shareholders, although such does not apply to the part of our shareholders’ register that is kept in the United States pursuant to U.S. listing requirements.

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Removal of directors

Under the Delaware General Corporation Law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (a) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board is classified, shareholders may effect such removal only for cause, or (b) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he is a part.

Pursuant to our Amended and Restated Articles of Association, the general meeting has the authority to suspend or remove members of the board of directors at any time by adopting either: (a) a resolution, approved by an absolute majority of the votes cast at a meeting, if such suspension or removal is made pursuant to a proposal by the board of directors or (b) a resolution, approved by two-thirds of the votes cast at a meeting representing more than half of our issued capital, if such suspension or removal is not pursuant to a proposal by the board of directors.

An executive director can at all times be suspended by the board of directors.

Preemptive rights

Under the Delaware General Corporation Law, shareholders have no preemptive rights to subscribe to additional issues of stock or to any security convertible into such stock unless, and except to the extent that, such rights are expressly provided for in the certificate of incorporation.

Under Dutch law, in the event of an issuance of ordinary shares, each shareholder will have a pro-rata preemptive right to the number of ordinary shares held by such shareholder (with the exception of shares to be issued to employees or shares issued against a contribution other than in cash). Pre-emptive rights in respect of newly issued ordinary shares may be limited or excluded by the general meeting or by the board of directors if designated thereto by the general meeting or by the articles of association for a period not exceeding five years.

Our Amended and Restated Articles of Association conform to Dutch law and authorize the general meeting or the board of directors, if so designated by a resolution of the general meeting or by amended articles of association, to limit or exclude pre-emptive rights for holders of our shares for a period not exceeding five years. In order for such a resolution to be adopted, a majority of at least two-thirds of the votes cast in a meeting of shareholders is required, if less than half of the issued share capital is present or represented or a majority of the votes cast at a general meeting where more than half of the share capital is represented. The authority to limit or exclude preemptive rights relating to issues of our shares was delegated to our board of directors for a period of five years.

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Dividends

Under the Delaware General Corporation Law, a Delaware corporation may, subject to any restrictions contained in its certificate of incorporation, pay dividends out of its surplus (the excess of net assets over capital), or in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared or the preceding fiscal year (provided that the amount of the capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). In determining the amount of surplus of a Delaware corporation, the assets of the corporation, including stock of subsidiaries owned by the corporation, must be valued at their fair market value as determined by the board of directors, without regard to their historical book value. Dividends may be paid in the form of ordinary shares, property or cash.

Dutch law provides that dividends may only be distributed after adoption of the annual accounts by the general meeting from which it appears that such dividend distribution is allowed. Moreover, dividends may be distributed only to the extent the shareholders’ equity exceeds the sum of the amount of issued and paid-up capital and increased by reserves that must be maintained under the law or the articles of association. Interim dividends may be declared as provided in the articles of association and may be distributed to the extent that the shareholders’ equity exceeds the amount of the issued and paid-up capital plus required legal reserves as described hereinbefore as apparent from an (interim) financial statement. Interim dividends should be regarded as advances on the final dividend to be declared with respect to the financial year in which the interim dividends have been declared. Should it be determined after adoption of the annual accounts with respect to the relevant financial year that the distribution was not permissible, the Company may reclaim the paid interim dividends as unduly paid. Under Dutch law, the articles of association may prescribe that the board of directors decide what portion of the profits are to be held as reserves. Pursuant to our Amended and Restated Articles of Association, our board of directors may reserve a portion of our annual profits after an aggregate amount of approximately €147 million has been paid on the preference shares. The portion of our annual profits that remains unreserved will be distributed to holders of our ordinary shares and preference shares in accordance with the provisions of our Amended and Restated Articles of Association. Our board of directors may resolve to make distributions out of our general share premium account or out of any other reserves available for distributions under Dutch law, not being a reserve that must be maintained under Dutch law or pursuant to our Amended and Restated Articles of Association, subject to the approval of the shareholders’ meeting. Dividends may be paid in the form of shares as well as in cash.

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Shareholder vote on certain reorganizations

Under the Delaware General Corporation Law, the vote of a majority of the outstanding shares of capital stock entitled to vote thereon generally is necessary to approve a merger or consolidation or the sale of substantially all of the assets of a corporation. The Delaware General Corporation Law permits a corporation to include in its certificate of incorporation a provision requiring for any corporate action the vote of a larger portion of the stock or of any class or series of stock than would otherwise be required.

Under the Delaware General Corporation Law, no vote of the shareholders of a surviving corporation to a merger is needed; however, unless required by the certificate of incorporation, if (a) the agreement of merger does not amend in any respect the certificate of incorporation of the surviving corporation, (b) the shares of stock of the surviving corporation are not changed in the merger and (c) the number of ordinary shares of the surviving corporation into which any other shares, securities or obligations to be issued in the merger may be converted does not exceed 20% of the surviving corporation’s common shares outstanding immediately prior to the effective date of the merger. In addition, shareholders may not be entitled to vote in certain mergers with other corporations that own 90% or more of the outstanding shares of each class of stock of such corporation, but the shareholders will be entitled to appraisal rights.

Under our amended articles of association, the general meeting may resolve, upon a proposal of the board of directors, that we conclude a legal merger (juridische fusie) or a demerger (splitsing). In addition, the general meeting must approve resolutions of the board of directors concerning an important change in the identity or character of us or our business, in any event including:

•   the transfer of the enterprise or a substantial part thereof to a third party;

•   the entering into or ending of a long-lasting co-operation of the company or a subsidiary with a third party, if this co-operation or the ending thereof is of far-reaching significance for the company; and

•   the acquiring or disposing of an interest in the share capital of a company with a value of at least one-third of the company’s assets according to the most recent annual accounts, by the company or a subsidiary.

Under Dutch law, a shareholder who owns at least 95% of the company’s issued capital may institute proceedings against the company’s other shareholders jointly for the transfer of their shares to that shareholder. The proceedings are held before the Enterprise Chamber (Ondernemingskamer), which may grant the claim for squeeze out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value of the shares.

Compensation of board of directors

Under the Delaware General Corporation Law, the shareholders do not generally have the right to approve the compensation policy for the board of directors or the senior management of the corporation, although certain aspects of the compensation policy may be subject to shareholder vote due to the provisions of federal securities and tax law.

In contrast to Delaware law, under Dutch law the shareholders must adopt the compensation policy for the board of directors, which includes the outlines of the compensation of any members who serve on our board of directors.

Pursuant to our Amended and Restated Articles of Association, the general meeting will determine the remuneration of non-executive board members. The non-executive board members will determine the level and structure of the remuneration of the executive board members.

Market Abuse

The (i) Dutch Financial Supervision Act (Wet op het financieel toezicht), or the FSA and (ii) Articles L.465-1 & seq. of the French monetary and financial code and the book VI of the general regulation of the French Autorité des marchés financiers, implementing the EU Market Abuse Directive 2003/6/EC and related Commission Directives 2003/124/EC, 2003/125/EC and 2004/72/EC, provides for specific rules that intend to prevent market abuse, such as the prohibitions on insider trading, divulging inside information and tipping, and market manipulation (the “EU Market Abuse Rules”). We are subject to the EU Market Abuse Rules and non-compliance with these rules may lead to criminal fines, administrative fines, imprisonment or other sanctions. The EU Market Abuse Rules on market manipulation may restrict our ability to buy back our shares. In certain circumstances, our investors can also be subject to the EU Market Abuse Rules.

Pursuant to the FSA, members of our board of directors and any other person who has (co)managerial responsibilities in respect of us or who has the authority to make decisions affecting our future developments and business prospects and who may have regular access to inside information relating, directly or indirectly, to us, must notify the AFM of all transactions with respect to the shares or in financial instruments the value of which is (co)determined by the value of the shares, conducted for its own account.

In addition, certain persons closely associated with members of our board of directors or any of the other persons as described above and designated by the FSA Decree on Market Abuse (Besluit Marktmisbruik Wft), or the Decree, must also notify the AFM of any transactions conducted for their own account relating to the shares or in financial instruments the value of which is (co)determined by the value of the shares. The Decree determines the following categories of persons: (i) the spouse or any partner considered by national law as equivalent to the spouse, (ii) dependent children, (iii) other relatives who have shared the same household for at least one year at the relevant transaction date and (iv) any legal person, trust or partnership whose, among other things, managerial responsibilities are discharged by a person referred to under (i), (ii) or (iii) above or by the relevant member of the board of directors or other person with any authority in respect of us as described above.

These notifications must be made no later than on the fifth business day following the transaction date and by means of a standard form. The notification may be postponed until the moment that the value of the transactions performed for that person’s own account, together with the transactions carried out by the persons closely associated with that person, reaches or exceeds an amount of €5,000 in the calendar year in question.

The AFM keeps a public register of all notifications under the FSA. Third parties can request to be notified automatically by e-mail of changes to the public register. Pursuant to the FSA, we will maintain a list of our insiders and adopt an internal code of conduct relating to the possession of and transactions by members of our board of directors and employees in the shares or in financial instruments the value that is (co)determined by the value of the shares, which will be available on our website.

Obligations of Shareholders and Members of the Board to Disclose Holdings and other Notification Requirements

Shareholders may be subject to notification obligations under the Dutch Financial Supervision Act. The Dutch Financial Supervision Act came into force on January 1, 2007 and implements several provisions of Directive 2004/109/EC on the harmonization of transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market. The following description summarizes those obligations. Pursuant to chapter 5.3 of the Dutch Financial Supervision Act, any person who, directly or indirectly, acquires or disposes of an actual or potential capital interest and/or voting rights in the Company must immediately give written notice to the AFM of such acquisition or disposal by means of a standard form if, as a result of such acquisition or disposal, the percentage of capital interest and/or voting rights held by such person reaches, exceeds or falls below the following thresholds: 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%. The Dutch Senate passed a bill that would add a 3% threshold as well, which will likely take effect as of July 2013.

For the purpose of calculating the percentage of capital interest or voting rights, the following interests must, inter alia, be taken into account: (i) shares and/or voting rights directly held (or acquired or disposed of) by any person, (ii) shares and/or voting rights held (or acquired or disposed of) by such person’s controlled entities or by a third party for such person’s account, (iii) voting rights held (or acquired or disposed of) by a third party with whom such person has concluded an oral or written voting agreement, (iv) voting rights acquired pursuant to an agreement providing for a temporary transfer of voting rights in consideration for a payment, and (v) shares and/or voting rights which such person, or any controlled entity or third party referred to above, may acquire pursuant to any option or other right to acquire shares and/or the attached voting rights.

Controlled entities (within the meaning of the Dutch Financial Supervision Act) do not themselves have notification obligations under the Dutch Financial Supervision Act as their direct and indirect interests are attributed to their (ultimate) parent. If a person who has a 5% or larger interest in the Company’s share capital or voting rights ceases to be a controlled entity it must immediately notify the AFM and all notification obligations under the Dutch Financial Supervision Act will become applicable to such former controlled entity.

Special rules apply to the attribution of shares and/or voting rights which are part of the property of a partnership or other form of joint ownership. A holder of a pledge or right of usufruct in respect of shares can also be subject to notification obligations, if such person has, or can acquire, the right to vote on the shares. The acquisition of (conditional) voting rights by a pledgee or beneficial owner may also trigger notification obligations as if the pledgee or beneficial owner were the legal holder of the shares and/or voting rights. Under the Dutch Financial Supervision Act, we are required to file a report with the AFM promptly after the date of listing our ordinary shares setting out our issued and outstanding share capital and voting rights. Thereafter, we are required to notify the AFM promptly of any change of 1% or more in our issued and outstanding share capital or voting rights since the previous notification. The AFM must be notified of other changes in our issued and outstanding share capital or voting rights within eight days after the end of the quarter in which the change occurred. The AFM will publish all our notifications of its issued and outstanding share capital and voting rights in a public register. If a person’s capital interest and/or voting rights reach, exceed or fall below the above-mentioned thresholds as a result of a change in our issued and outstanding share capital or voting rights, such person is required to make a notification not later than on the fourth trading day after the AFM has published our notification as described above.

Each person whose holding of capital interest or voting rights amounts to 5% or more of the Company’s issued and outstanding share capital at the date of listing our ordinary shares must notify the AFM of such holding without delay.

Furthermore, each member of the board must notify the AFM (a) immediately after the listing of the number of shares he/she holds and the number of votes he/she is entitled to cast in respect of the Company’s issued and outstanding share capital, and (b) subsequently of each change in the number of shares he/she holds and of each change in the number of votes he/she is entitled to cast in respect of the Company’s issued and outstanding share capital, immediately after the relevant change.

The AFM keeps a public register of all notifications made pursuant to these disclosure obligations and publishes any notification received.

Non-compliance with these disclosure obligations is an economic offense and may lead to criminal prosecution. The AFM may impose administrative penalties for non-compliance, and the publication thereof. In addition, a civil court can impose measures against any person who fails to notify or incorrectly notifies the AFM of matters required to be notified. A claim requiring that such measures be imposed may be instituted by the Company, and/or by one or more shareholders who alone or together with others represent at least 5% of the issued and outstanding share capital of the Company or are able to exercise at least 5% of the voting rights. The measures that the civil court may impose include:

•	an order requiring the person with a duty to disclose to make the appropriate disclosure;

•	suspension of the right to exercise the voting rights by the person with a duty to disclose for a period of up to three years as determined by the court;

•

voiding a resolution adopted by the general meeting of shareholders, if the court determines that the resolution would not have been adopted but for the exercise of the voting rights of the person with a duty to disclose, or suspension of a resolution adopted by the general meeting of shareholders until the court makes a decision about such voiding; and

•	an order to the person with a duty to disclose to refrain, during a period of up to five years as determined by the court, from acquiring shares and/or voting rights in the Company.

Shareholders are advised to consult with their own legal advisers to determine whether the disclosure obligations apply to them.

Transparency Directive

On admission of our ordinary shares to listing on Euronext Paris, the Company will be a public limited liability company (naamloze vennootschap) incorporated and existing under the laws of the Netherlands. The Netherlands is the home member state of the Company for the purposes of Directive 2004/109/EC (the “Transparency Directive”) as a consequence of which the Company will be subject to the Dutch Financial Supervision Act in respect of certain ongoing transparency and disclosure obligations upon admission to listing and trading of our ordinary shares on Euronext Paris.

Dutch Financial Reporting Supervision Act

The Dutch Financial Reporting Supervision Act (Wet toezicht financiële verslaggeving) (the “FRSA”) applies to financial years starting from January 1, 2006. On the basis of the FRSA, the AFM supervises the application of financial reporting standards by, among others, companies whose corporate seat is in the Netherlands and whose securities are listed on a regulated Dutch or foreign stock exchange.

Pursuant to the FRSA, the AFM has an independent right to (i) request an explanation from us regarding our application of the applicable financial reporting standards if, based on publicly known facts or circumstances, it has reason to doubt our financial reporting meets such standards and (ii) recommend to us the making available of further explanations. If we do not comply with such a request or recommendation, the AFM may request that the Enterprise Chamber order us to (i) provide an explanation of the way we have applied the applicable financial reporting standards to our financial reports or (ii) prepare our financial reports in accordance with the Enterprise Chamber’s instructions.

ORDINARY SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has not been a public market for our ordinary shares, and we cannot predict what effect, if any, market sales of ordinary shares or the availability of ordinary shares for sale will have on the market price of our ordinary shares prevailing from time to time. Nevertheless, sales of substantial amounts of ordinary shares, including shares issued upon the exercise of outstanding options, in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our ordinary shares and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

Upon completion of this offering, we will have a total of 99,589,338 Class A ordinary shares and 964,189 Class B ordinary shares issued and outstanding ordinary shares. The ordinary shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any ordinary shares purchased by our “affiliates” (as defined under Rule 144) may only be sold in compliance with the limitations described below. The remaining outstanding ordinary shares will also be deemed restricted securities, as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Regulation S.

Rule 144

The availability of Rule 144 will vary depending on whether restricted shares are held by an affiliate or a non-affiliate. Under Rule 144 as in effect on the date of this prospectus an affiliate who has beneficially owned restricted ordinary shares for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of either of the following:

•	1% of the number of ordinary shares then outstanding, which will equal ordinary shares immediately after this offering; and

•	the average weekly trading volume of our ordinary shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Any sales by affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and the availability of current public information about us.

The volume limitation, manner of sale and notice provisions described above will not apply to sales by non-affiliates. For purposes of Rule 144, a non-affiliate is any person or entity who is not our affiliate at the time of sale and has not been our affiliate during the preceding three-months. A non-affiliate who has beneficially owned restricted ordinary shares for six months may rely on Rule 144 provided that certain public information regarding us is available. A non-affiliate who has beneficially owned the restricted shares proposed to be sold for at least one year will not be subject to any restrictions under Rule 144.

Regulation S

Regulation S under the Securities Act provides that offers or sales, and reoffers or resales, of securities may occur without registration under Section 5 of the Securities Act, provided that the offer or sale is effected in an offshore transaction and no directed selling efforts are made in the U.S. (as these terms are defined in Regulation S), subject to certain other conditions. In general, this means that our shares may be sold in some other manner outside the U.S. without requiring registration in the U.S.

Equity Incentive Plan

Following the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act with the SEC to register 5,292,291 of our ordinary shares reserved for issuance under our

Constellium 2013 Equity Plan. Subject to the expiration of any lock-up or other restrictions as described above and following the completion of any vesting periods, our ordinary shares issuable upon the exercise of options or settlement of restricted stock units to be granted under the Constellium 2013 Equity Plan will be freely tradable without restriction under the Securities Act, unless such shares are held by any of our affiliates.

Registration Rights

Our Amended and Restated Shareholders Agreement with Apollo Omega, Rio Tinto and FSI will provide for certain registration rights. See “Certain Relationships and Related Party Transactions—Amended and Restated Shareholders Agreement.”

Selling Shareholder Private Sale

Under the Agreement between Apollo Funds, Rio Tinto and FSI for the selling shareholder private sale, following the closing of such sale, FSI will be restricted from buying additional shares in the company for one year following the closing of this offering, unless this restriction is waived by both Apollo Funds and Rio Tinto or certain specified events occur. See “Summary—Recent Developments—Selling Shareholder Private Sale.”

MATERIAL TAX CONSEQUENCES

The following discussion contains a description of certain U.S. federal income tax and Dutch tax consequences of the acquisition, ownership and disposition of our ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ordinary shares. The discussion is based upon the federal income tax laws of the U.S. and regulations thereunder and the tax laws of the Netherlands and regulations thereunder as of the date hereof, which are subject to change and possibly with retroactive effect.

Material U.S. Federal Income Tax Consequences

The following discussion describes the material U.S. federal income tax consequences relating to acquiring, owning and disposing of our ordinary shares by a U.S. Holder (as defined below) that will acquire our ordinary shares in the offering and will hold the ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal income tax law, including the Code, U.S. Treasury regulations thereunder, rulings and court decisions, all of which are subject to differing interpretations or change, possibly with retroactive effect. No ruling from the Internal Revenue Service (the “IRS”) has been sought with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships or other pass-through entities for U.S. federal income tax purposes and their partners and investors, tax-exempt organizations (including private foundations), investors who are not U.S. Holders, U.S. Holders who own (directly, indirectly or constructively) 10% or more of our stock (by vote or value), U.S. Holders that acquire their ordinary shares pursuant to any employee share option or otherwise as compensation, U.S. Holders that will hold their ordinary shares as part of a straddle, hedge, conversion, wash sale, constructive sale or other integrated transaction for U.S. federal income tax purposes or U.S. Holders that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below). In addition, this discussion does not discuss any U.S. federal estate, gift or alternative minimum tax consequences, any tax consequences of the Medicare tax on certain investment income pursuant to the Health Care and Education Reconciliation Act of 2010, or any non-U.S. tax consequences. Each U.S. Holder is urged to consult its tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of an investment in our ordinary shares.

If you are considering acquiring, owning or disposing of our ordinary shares, you should consult your own tax advisors concerning the U.S. federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other jurisdiction.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other pass-through entity for U.S. federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships holding our ordinary shares, and partners in such partnerships, are urged to consult their own tax advisors regarding an investment in our ordinary shares.

Passive Foreign Investment Company Consequences

We believe that we will not be a “passive foreign investment company” for U.S. federal income tax purposes (“PFIC”) for the current taxable year and that we have not been a PFIC for prior taxable years and we expect that we will not become a PFIC in the foreseeable future, although there can be no assurance in this regard. A foreign corporation will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look-through rules,” either (i) at least 75% of its gross income is “passive income,” or (ii) at least 50% of its assets produce or are held for the production of “passive income.” For this purpose, “passive income” generally includes dividends, interest, royalties and rents and certain other categories of income, subject to certain exceptions. The determination of whether we are a PFIC is a fact-intensive determination that includes ascertaining the fair market value (or, in certain circumstances, tax basis) of all of our assets on a quarterly basis and the character of each item of income we earn. This determination is made annually and cannot be completed until the close of a taxable year. It depends upon the portion of our assets (including goodwill) and income characterized as passive under the PFIC rules, as described above. Accordingly, it is possible that we may become a PFIC due to changes in our income or asset composition or a decline in the market value of our equity. Because PFIC status is a fact-intensive determination, no assurance can be given that we are not, have not been, or will not become, classified as a PFIC.

If we are a PFIC for any taxable year, U.S. Holders generally will be subject to special tax rules that could result in materially adverse U.S. federal income tax consequences. In such event, a U.S. Holder may be subject to U.S. federal income tax at the highest applicable ordinary income tax rates on (i) any “excess distribution” that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ordinary shares), or (ii) any gain realized on the disposition of our ordinary shares. In addition, a U.S. Holder may be subject to an interest charge on such “excess distribution” or gain. Furthermore, the favorable dividend tax rates that may apply to certain U.S. Holders on our dividends will not apply if we are a PFIC during the taxable year in which such dividend was paid, or the preceding taxable year.

As an alternative to the foregoing rules, a U.S. Holder may make a mark-to-market election with respect to our ordinary shares, provided that the listing of the ordinary shares on the NYSE is approved and that the ordinary shares are regularly traded. Although no assurances may be given, we expect that our ordinary shares should qualify as being regularly traded. If a U.S. Holder makes a valid mark-to-market election, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of our ordinary shares held at the end of the taxable year over the adjusted tax basis of such ordinary shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ordinary shares over the fair market value of such ordinary shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s tax basis in the ordinary shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. Gain on the sale or other disposition of our ordinary shares would be treated as ordinary income, and loss on the sale or other disposition of our ordinary shares would be treated as an ordinary loss, but only to the extent of the amount previously included in income as a result of the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investment held by us that is treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Subject to certain limitations, a U.S. Holder may make a “qualified electing fund” election (“QEF election”), which serves as a further alternative to the foregoing rules, with respect to its investment in a PFIC in which the U.S. Holder owns shares (directly or indirectly) of the PFIC. In order for a U.S. Holder to be able to make a QEF election, we must provide such U.S. Holders with certain information. Because we do not intend to provide U.S. Holders with the information needed to make such an election, prospective investors should assume that the QEF election will not be available.

Each U.S. Holder is advised to consult its tax advisor concerning the U.S. federal income tax consequences of acquiring, owning or disposing of our ordinary shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market election.

The remainder of the discussion below assumes that we are not a PFIC, have not been a PFIC and will not become a PFIC in the future.

Distributions

The gross amount of distributions with respect to our ordinary shares (including the amount of any non-U.S. withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such distributions will be includable in a U.S. Holder’s gross income as ordinary dividend income on the day actually or constructively received by the U.S. Holder. Such dividends will not be eligible for the dividends-received deduction allowed to corporations under the Code.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will be treated first as a tax-free return of a U.S. Holder’s tax basis in our ordinary shares, and to the extent the amount of the distribution exceeds the U.S. Holder’s tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. Because we do not expect to determine our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect that a distribution will generally be reported as a dividend for U.S. federal income tax purposes, even if that distribution would otherwise be treated as a tax-free return of capital or as capital gain under the rules described above.

With respect to non-corporate U.S. Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of U.S. federal income taxation. A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. Although we expect our ordinary shares, which we intend to list on the NYSE, will be considered to be readily tradable on an established securities market in the United States as a result of such listing, there can be no assurance that our ordinary shares will continue to be considered readily tradable on an established securities market. Non-corporate U.S. Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss, or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code, will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, even if the minimum holding period requirement has been met, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

In the event that a U.S. Holder is subject to non-U.S. withholding taxes on dividends paid to such U.S. Holder with respect to our ordinary shares, such U.S. Holder may be eligible, subject to certain conditions and limitations, to claim a foreign tax credit for such non-U.S. withholding taxes against the U.S. Holder’s U.S. federal income tax liability or otherwise deduct such non-U.S. withholding taxes in computing such U.S. Holder’s U.S. federal income tax liability. Dividends paid to a U.S. Holder with respect to our ordinary shares are expected to constitute “foreign source income” and to be treated as “passive category income” or, in the case of some U.S. Holders, “general category income,” for purposes of the foreign tax credit. The rules governing the foreign tax credit and ability to deduct such non-U.S. withholding taxes are complex and involve the application of rules that depend upon your particular circumstances. You are urged to consult your own tax advisors regarding the availability of the foreign tax credit or deduction under your particular circumstances.

Sale, Exchange or Other Disposition

For U.S. federal income tax purposes, a U.S. Holder generally will recognize taxable gain or loss on any sale, exchange or other taxable disposition of our ordinary shares in an amount equal to the difference between the amount realized for our ordinary shares and the U.S. Holder’s tax basis in such ordinary shares. Such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year generally are eligible for reduced rates of U.S. federal income taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder will generally be treated as U.S. source gain or loss. You are urged to consult your tax advisors regarding the tax consequences if a non-U.S. tax is imposed on a sale, exchange or other disposition of our ordinary shares, including the availability of the foreign tax credit or deduction under your particular circumstances.

Information Reporting and Backup Withholding

Pursuant to recently enacted legislation, a U.S. Holder with interests in “specified foreign financial assets” (including, among other assets, our ordinary shares, unless such shares were held on such U.S. Holder’s behalf through a financial institution) may be required to file an information report with the IRS if the aggregate value of all such assets exceeds $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year (or such higher dollar amount as may be prescribed by applicable IRS guidance). A U.S. Holder may be required to file additional information reports with the IRS in connection with certain transfers of cash to us pursuant to the offering. You should consult your own tax advisor as to the possible obligation to file such information reports in light of your particular circumstances.

Moreover, information reporting generally will apply to dividends in respect of our ordinary shares and the proceeds from the sale, exchange or other disposition of our ordinary shares that are paid to a U.S. Holder within the United States (and in certain cases, outside the United States), unless the U.S. Holder is an exempt recipient. Backup withholding (currently at a rate of 28%) may also apply to such payments if the U.S. Holder fails to provide an appropriate certification with such U.S. Holder’s taxpayer identification number or certification of exempt status. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS. You should consult your tax advisors regarding the application of the U.S. information reporting and backup withholding rules to your particular circumstances.

Material Dutch Tax Consequences

General

The information set out below is a summary of certain material Dutch tax consequences in connection with the acquisition, ownership and transfer of our ordinary shares that will be acquired in the offering. The summary does not purport to be a comprehensive description of all the Dutch tax considerations that may be relevant to a particular holder of our ordinary shares. Such holders may be subject to special tax treatment under any applicable law and this summary is not intended to be applicable in respect of all categories of holders of our shares.

This summary is based on the tax laws of the Netherlands as in effect on the date of this prospectus, as well as regulations, rulings and decisions of the Netherlands or of its taxing and other authorities available on or before such date and now in effect, and as applied and interpreted by Netherlands courts, without prejudice to any amendments introduced at a later date and implemented with or without retroactive effect. All of the foregoing is subject to change, which change could apply retroactively and could affect the continued validity of this summary.

Because it is a general summary, prospective holders of our ordinary shares should consult their own tax advisors as to the Dutch or other tax consequences of the acquisition, holding and transfer of the ordinary shares including, in particular, the application to their particular situations of the tax considerations discussed below, as well as the application foreign or other tax laws.

This summary does not describe any tax consequences arising under the laws of any taxing jurisdiction other than the Netherlands in connection with the acquisition, ownership and transfer of our ordinary shares. The Netherlands means the part of the Kingdom of the Netherlands located in Europe.

Any reference hereafter made to a treaty for the avoidance of double taxation concluded by the Netherlands, includes the Tax Arrangement for the Kingdom of the Netherlands (Belastingregeling voor het Koninkrijk) and the Tax Arrangement for the country of the Netherlands (Belastingregeling voor het land Nederland).

Dividend Withholding Tax

Dividends paid on our ordinary shares to a holder of ordinary shares are generally subject to withholding tax of 15% imposed by the Netherlands. Generally, the dividend withholding tax will not be borne by us, but we will withhold from the gross dividends paid on our ordinary shares. The term “dividends” for this purpose includes, but is not limited to:

•	distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Dutch dividend withholding tax purposes;

•

liquidation proceeds, proceeds of redemption of shares or, generally, consideration for the repurchase of shares in excess of the average paid-in capital recognized for Dutch dividend withholding tax purposes;

•

the nominal value of shares issued to a shareholder or an increase of the nominal value of shares, as the case may be, to the extent that it does not appear that a contribution to the capital recognized for Dutch dividend withholding tax purposes was made or will be made; and

•

partial repayment of paid-in capital, recognized for Dutch dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst), within the meaning of the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965), unless the general meeting of shareholders has resolved in advance to make such a repayment and provided that the nominal value of the shares concerned has been reduced by a corresponding amount by way of an amendment of our Amended and Restated Articles of Association.

A holder of our ordinary shares who is, or who is deemed to be, a resident of the Netherlands can generally credit the withholding tax against his Dutch income tax or Dutch corporate income tax liability and is generally entitled to a refund of dividend withholding taxes exceeding his aggregate Dutch income tax or Dutch corporate income tax liability, provided certain conditions are met, unless such holder of our ordinary shares is not considered to be the beneficial owner of the dividends.

A holder of our ordinary shares who is the recipient of dividends (the “Recipient”) will not be considered the beneficial owner of the dividends for this purpose if:

•	as a consequence of a combination of transactions, a person other than the Recipient wholly or partly benefits from the dividends;

•	whereby such other person retains, directly or indirectly, an interest similar to that in the ordinary shares on which the dividends were paid; and

•	that other person is entitled to a credit, reduction or refund of dividend withholding tax that is less than that of the Recipient (“Dividend Stripping”).

With respect to a holder of our ordinary shares, who is not and is not deemed to be a resident of the Netherlands for purposes of Dutch taxation and who is considered to be a resident of a country other than the Netherlands under the provisions of a double taxation convention the Netherlands has concluded with such country, the following may apply. Such holder of our ordinary shares may, depending on the terms of and subject to compliance with the procedures for claiming benefits under such double taxation convention, be eligible for a full or partial exemption from or a reduction or refund of Dutch dividend withholding tax.

In addition, an exemption from Dutch dividend withholding tax will generally apply to dividends distributed to certain qualifying entities, provided that the following tests are satisfied:

(i)	the entity is a resident of another EU member state or of a designated state that is a party to the Agreement on the European Economic Area (currently Iceland, Norway and Liechtenstein), according to the tax laws of such state;

(ii)	the entity at the time of the distribution has an interest in us to which the participation exemption as meant in article 13 of the Dutch Corporate Income Tax Act 1969 or to which the participation credit as meant in article 13aa of the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969) would have been applicable, had such entity been a tax resident of the Netherlands;

(iii)	the entity does not perform a similar function as an exempt investment institution (vrijgestelde beleggingsinstelling) or fiscal investment institution (fiscale beleggingsinstelling), as defined in the Dutch Corporate Income Tax Act 1969; and

(iv)	the entity is, in its state of residence, not considered to be resident outside the EU member states or the designated states that are party to the Agreement on the European Economic Area under the terms of a double taxation convention concluded with a third state.

The exemption from Dutch dividend withholding tax is not available if pursuant to a provision for the prevention of fraud or abuse included in a double taxation treaty between the Netherlands and the country of residence of the non-resident holder of our ordinary shares, such holder would not be entitled to the reduction of tax on dividends provided for by such treaty. Furthermore, the exemption from Dutch dividend withholding tax will only be available to the beneficial owner of the dividend.

Furthermore, certain entities that are resident in another EU member state or in a designated state that is a party to the Agreement on the European Economic Area (currently Iceland, Norway and Liechtenstein) and that are not subject to taxation levied by reference to profits in their state of residence, may be entitled to a refund of Dutch dividend withholding tax, provided:

(i)	such entity, had it been a resident in the Netherlands, would not be subject to corporate income tax in the Netherlands;

(ii)	such entity can be considered to be the beneficial owner of the dividends;

(iii)	such entity does not perform a similar function to that of a fiscal investment institution (fiscale beleggingsinstelling) or an exempt investment institution (vrijgestelde beleggingsinstelling) as defined in the Dutch Corporate Income Tax Act 1969; and

(iv)	certain administrative conditions are met.

Dividend distributions to a U.S. holder of our ordinary shares (with an interest of less than 10% of the voting rights in us) are subject to 15% dividend withholding tax, which is equal to the rate such U.S. holder may be entitled to under the Convention Between the Kingdom of the Netherlands and the United States for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, executed in Washington on December 18, 1992, as amended from time to time (the “Netherlands-U.S. Convention”). As such, there is no need to claim a refund of the excess of the amount withheld over the tax treaty rate.

On the basis of article 35 of the Netherlands-U.S. Convention, qualifying U.S. pension trusts are under certain conditions entitled to a full exemption from Dutch dividend withholding tax. Such qualifying exempt U.S. pension trusts must provide us form IB 96 USA, along with a valid certificate, for the application of relief at source from dividend withholding tax. If we receive the required documentation prior to the relevant dividend payment date, then we may apply such relief at source. If a qualifying exempt U.S. pension trust fails to satisfy these requirements prior to the payment of a dividend, then such qualifying exempt pension trust may claim a refund of Dutch withholding tax by filing form IB 96 USA with the Dutch tax authorities. On the basis of article 36 of the Netherlands-U.S. Convention, qualifying exempt U.S. organizations are under certain conditions entitled to a full exemption from Dutch dividend withholding tax. Such qualifying exempt U.S. organizations are not entitled to claim relief at source, and instead must claim a refund of Dutch withholding tax by filing form IB 95 USA with the Dutch tax authorities.

The concept of Dividend Stripping, described above, may also be applied to determine whether a holder of our ordinary shares may be eligible for a full or partial exemption from, reduction or refund of Dutch dividend withholding tax, as described in the preceding paragraphs.

In general, we will be required to remit all amounts withheld as Dutch dividend withholding tax to the Dutch tax authorities. However, in connection with distributions received by us from our foreign subsidiaries, we are allowed, subject to certain conditions, to reduce the amount to be remitted to Dutch tax authorities by the lesser of:

(i)	3% of the portion of the distribution paid by us that is subject to Dutch dividend withholding tax; and

(ii)	3% of the dividends and profit distributions, before deduction of non-Dutch withholding taxes, received by us from qualifying foreign subsidiaries in the current calendar year (up to the date of the distribution by us) and the two preceding calendar years, insofar as such dividends and profit distributions have not yet been taken into account for purposes of establishing the above-mentioned deductions.

For purposes of determining the 3% threshold under (i) above, a distribution by us is not taken into account in case the Dutch dividend withholding tax withheld in respect thereof may be fully refunded, unless the recipient of such distribution is a qualifying entity that is not subject to corporate income tax.

Although this reduction reduces the amount of Dutch dividend withholding tax that we are required to pay to Dutch tax authorities, it does not reduce the amount of tax that we are required to withhold from dividends.

Tax on Income and Capital Gains

General

The description of taxation set out in this section of this prospectus is not intended for any holder of our ordinary shares, who:

(i)	is an individual and for whom the income or capital gains derived from the ordinary shares are attributable to employment activities the income from which is taxable in the Netherlands;

(ii)	is an entity that is a resident or deemed to be a resident of the Netherlands and that is, in whole or in part, not subject to or exempt from Netherlands corporate income tax;

(iii)	is an entity that has an interest in us to which the participation exemption (deelnemingsvrijstelling) or the participation credit (deelnemingsverrekening) is applicable as set out in the Dutch Corporate Income Tax Act 1969;

(iv)	is a fiscal investment institution (fiscale beleggingsinstelling) or an exempt investment institution (vrijgestelde beleggingsinstelling) as defined in the Netherlands Corporate Income Tax Act 1969; or

(v)	has a substantial interest (aanmerkelijk belang) or a deemed substantial interest as defined in the Netherlands Income Tax Act 2001 (Wet inkomstenbelasting 2001) in us.

Generally a holder of our ordinary shares will have a substantial interest in us in the meaning of paragraph (v) above if he holds, alone or together with his partner (statutorily defined term), whether directly or indirectly, the ownership of, or certain other rights over shares representing 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of our shares), or rights to acquire shares, whether or not already issued, which represent at any time 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of our shares) or the ownership of certain profit participating certificates that relate to 5% or more of the annual profit and/or to 5% or more of the liquidation proceeds of us. A holder of our ordinary shares will also have a substantial interest in us if one of certain relatives of that holder or of his partner (a statutory defined term) has a substantial interest in us.

If a holder of our ordinary shares does not have a substantial interest, a deemed substantial interest will be present if (part of) a substantial interest has been disposed of, or is deemed to have been disposed of, without recognizing taxable gain.

Residents of the Netherlands

Individuals

An individual who is resident or deemed to be resident in the Netherlands, or who opts to be taxed as a resident of the Netherlands for purposes of Dutch taxation (a “Dutch Resident Individual”) will be subject to Netherlands income tax on income and/or capital gains derived from our ordinary shares at the progressive rate (up to 52%; rate for 2013) if:

(i)	the holder derives profits from an enterprise or deemed enterprise, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder), to which enterprise the ordinary shares are attributable; or

(ii)	the holder derives income or capital gains from the ordinary shares that are taxable as benefits from “miscellaneous activities” (resultaat uit overige werkzaamheden, as defined in the Netherlands Income Tax Act 2001), which include the performance of activities with respect to the ordinary shares that exceed regular, active portfolio management (normaal, actief vermogensbeheer).

If conditions (i) and (ii) above do not apply, any holder of our ordinary shares who is a Dutch Resident Individual will be subject to Netherlands income tax on a deemed return regardless of the actual income and/or capital gains derived from our ordinary shares. This deemed return has been fixed at a rate of 4% of the individual’s yield basis (rendementsgrondslag) insofar as this exceeds a certain threshold (heffingvrij vermogen). The individual’s yield basis is determined as the fair market value of certain qualifying assets (including, as the case may be, the ordinary shares) held by the Dutch Resident Individual less the fair market value of certain qualifying liabilities, both determined on January 1 of the relevant year. The deemed return of 4% will be taxed at a rate of 30% (rate for 2013).

Entities

An entity that is resident or deemed to be resident in the Netherlands (a “Dutch Resident Entity”) will generally be subject to Netherlands corporate income tax with respect to income and capital gains derived from the ordinary shares. The Netherlands corporate income tax rate is 20% for the first € 200,000 of the taxable amount, and 25% for the excess of the taxable amount over € 200,000 (rates applicable for 2013).

Non-Residents of the Netherlands

A person who is neither a Dutch Resident Individual nor Dutch Resident Entity (a “Non-Dutch Resident”) and who holds our ordinary shares is generally not subject to Netherlands income tax or corporate income tax (other than dividend withholding tax described above) on the income and capital gains derived from the ordinary shares, provided that:

(i)	such Non-Dutch Resident does not derive profits from an enterprise or deemed enterprise, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder) which enterprise is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise, as the case may be, the ordinary shares are attributable or deemed attributable;

(ii)	in the case of a Non-Dutch Resident who is an individual, such individual does not derive income or capital gains from the Shares that are taxable as benefits from “miscellaneous activities” (resultaat uit overige werkzaamheden, as defined in the Netherlands Income Tax Act 2001) performed or deemed to be performed in the Netherlands, which include the performance of activities with respect to the ordinary shares that exceed regular, active portfolio management (normaal, actief vermogensbeheer); and

(iii)	such Non-Dutch Resident is neither entitled to a share in the profits of an enterprise nor co-entitled to the net worth of such enterprise effectively managed in the Netherlands, other than by way of the holding of securities or, in the case of an individual, through an employment contract, to which enterprise the ordinary shares or payments in respect of the ordinary shares are attributable.

A Non-Dutch Resident that nevertheless falls under any of the paragraphs (i) through (iii) mentioned above, may be subject to Netherlands income tax or corporate income tax on income and capital gains derived from our ordinary shares. In case such holder of our ordinary shares is considered to be a resident of a country other than the Netherlands under the provisions of a double taxation convention the Netherlands has concluded with such country, the following may apply. Such holder of ordinary shares may, depending on the terms of and subject to compliance with the procedures for claiming benefits under such double taxation convention, be eligible for a full or partial exemption from Netherlands taxes (if any) on (deemed) income or capital gains in respect of the ordinary shares, provided such holder is entitled to the benefits of such double taxation convention.

Gift or Inheritance Tax

No Netherlands gift or inheritance taxes will be levied on the transfer of our ordinary shares by way of gift by or on the death of a holder of our ordinary shares, who is neither a resident nor deemed to be a resident of the Netherlands for the purpose of the relevant provisions, unless:

(i)	the transfer is construed as an inheritance or bequest or as a gift made by or on behalf of a person who, at the time of the gift or death, is or is deemed to be a resident of the Netherlands for the purpose of the relevant provisions; or

(ii)	such holder dies while being a resident or deemed resident of the Netherlands within 180 days after the date of a gift of the ordinary shares.

For purposes of Netherlands gift and inheritance tax, an individual who is of Dutch nationality will be deemed to be a resident of the Netherlands if he has been a resident in the Netherlands at any time during the ten years preceding the date of the gift or his death.

For purposes of Netherlands gift tax, an individual will, irrespective of his nationality, be deemed to be resident of the Netherlands if he has been a resident in the Netherlands at any time during the 12-months preceding the date of the gift.

Value Added Tax

No Netherlands value added tax will be payable by a holder of our ordinary shares in consideration for the offer of the ordinary shares (other than value added taxes on fees payable in respect of services not exempt from Netherlands value added tax).

Other Taxes or Duties

No Netherlands registration tax, custom duty, stamp duty or any other similar tax or duty, other than court fees, will be payable in the Netherlands by a holder of our ordinary shares in respect of or in connection with the acquisition, ownership and disposition of the ordinary shares.

UNDERWRITING (CONFLICTS OF INTEREST)

Goldman, Sachs & Co., Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC are acting as representatives of each of the underwriters named below. Goldman, Sachs & Co.’s address is 200 West Street, New York, New York 10282, Deutsche Bank Securities Inc.’s address is 60 Wall Street, New York, New York 10005 and J.P. Morgan Securities LLC’s address is 383 Madison Avenue, New York, New York 10179. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling shareholders and the underwriters, we and the selling shareholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling shareholders the number of ordinary shares set forth opposite its name below.

Underwriter	Number of Shares
Goldman, Sachs & Co.
Deutsche Bank Securities Inc.
J.P. Morgan Securities LLC
Barclays Capital Inc.
Credit Suisse Securities (USA) LLC
Morgan Stanley & Co. LLC
BNP Paribas Securities Corp.
UBS Securities LLC
Citigroup Global Markets Inc.
HSBC Securities (USA) Inc.
SG Americas Securities, LLC
Lazard Capital Markets LLC
Apollo Global Securities, LLC
Moelis & Company LLC
Rothschild Inc.
Davenport & Company LLC

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or in certain circumstances the underwriting agreement may be terminated.

We and the selling shareholders have agreed to indemnify the underwriters and we have agreed to indemnify the selling shareholders against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The selling shareholders may be deemed to be “underwriters” within the meaning of the Securities Act with respect to the shares they are offering for resale.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the absence of any material adverse change in our business, the receipt by the underwriters of officers’ certificates and certain certificates, letters and opinions from our local and international counsel and our independent auditors. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Certain of the underwriters or their affiliates may have an indirect ownership interest in us through various private equity funds, including funds affiliated with Apollo.

Lazard Fréres & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith.

Commissions and Discounts

The representatives have advised us and the selling shareholders that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per ordinary share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling shareholders. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Without Option	With Option
Public offering price
Underwriting discount
Proceeds, before expenses, to us
Proceeds, before expenses, to the selling shareholders

The expenses of the offering, including expenses incurred by the selling shareholders but not including the underwriting discount, are estimated at $             million and are payable by us. We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $50,000.

Over-allotment Option

We and the selling shareholders have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to 3,333,333 additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount as reflected in the above table.

No Sales of Similar Securities

We and our officers, directors, and holders of all of our ordinary shares, including the selling shareholders, have agreed with the underwriters, subject to certain exceptions (including an exception to permit the selling shareholder private sale), not to dispose of or hedge any of their ordinary shares or securities convertible into or exchangeable for shares of ordinary shares for 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. See “Ordinary Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event, unless Goldman Sachs waives, in writing, such extension. We have agreed to give prior notice to Goldman Sachs, and under certain circumstances, the selling shareholders, of any announcement that would give rise to an extension of the restricted period.

Stock Exchange Listings

We have applied for listing of our shares on the NYSE under the symbol “CSTM.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

We also intend to apply for listing of our shares on Euronext Paris under the symbol “CSTM.”

Initial Offering Price

Before this offering, there has been no public market for our ordinary shares. The initial public offering price will be determined through negotiations among us, the selling shareholders and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that we believe to be comparable to us after consultation with the underwriters;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our ordinary shares. However, the representatives may engage in transactions that stabilize the price of the ordinary shares, such as bids or purchases to peg, fix or maintain that price. Such stabilization transactions may occur at any time prior to the completion of the offering.

In connection with the offering, the underwriters may purchase and sell our ordinary shares in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ over-allotment option described above. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ordinary shares made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of our ordinary shares. As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our ordinary shares. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, certain of the underwriters may facilitate Internet distribution for this offering to certain of their Internet subscription customers. Certain of the underwriters may allocate a limited number of shares for sale to their online brokerage customers. An electronic prospectus is available on the Internet website maintained by certain of the underwriters. Other than the prospectus in electronic format, the information on certain of the underwriters’ websites is not part of this prospectus.

Conflicts of Interest

Apollo Funds own in excess of 10% of our issued and outstanding ordinary shares. In addition, Apollo Funds, as selling stockholders, will receive more than 5% of the proceeds of this offering. Because Apollo Global Securities, LLC is an underwriter and its affiliated funds own in excess of 10% of our issued and outstanding common ordinary shares and will receive in excess of 5% of the proceeds of the offering, Apollo Global Securities, LLC is deemed to have “conflicts of interest” under FINRA Rule 5121. Accordingly, this offering is being made in compliance with the requirements of FINRA Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering as the members primarily responsible for managing the public offering do not have a conflict of interest, are not affiliates of any member that has a conflict of interest and meet the requirements of paragraph (f)(12)(E) of FINRA Rule 5121. Apollo Global Securities, LLC will not confirm sales of the securities to any account over which it exercises discretionary authority without the specific written approval of the account holder. See “Principal and Selling Shareholders” and “Use of Proceeds.”

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking, commercial banking, financial advisory, and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

Deutsche Bank Securities Inc., Goldman, Sachs & Co., BNP Paribas Securities Corp., Barclays Capital Inc., Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. LLC, UBS Securities LLC, Lazard Capital Markets LLC, Moelis & Company LLC and Apollo Global Securities LLC, and/or their respectives affiliates, act in various capacities and/or are lenders under our Term Loan. Deutsche Bank Securities Inc., Barclays Capital Inc., Goldman, Sachs & Co. and J.P. Morgan Securities LLC, and/or their respective affiliates, act in various capacities and/or are lenders under our U.S. Revolving Credit Facility. To the extent the proceeds of this offering are used to repay borrowings under our Term Loan or U.S. Revolving Credit Facility, each will receive its proportionate share of the repayment of such borrowings.

Lazard Frères & Co. LLC and Lazard Frères SAS are acting together as our financial advisor in connection with the offering. We have agreed to pay Lazard Frères & Co. LLC and Lazard Frères SAS a fee of $1,000,000 in connection with the financial advisory services Lazard Frères & Co. LLC and Lazard Frères SAS are providing to us in connection with the offering. Lazard Capital Markets LLC is acting as an underwriter and co-manager in the offering. The relationship between Lazard Frères & Co. LLC and Lazard Frères SAS, on the one hand, and Lazard Capital Markets LLC, on the other hand, is governed by a business alliance agreement between their respective parent companies.

Rothschild Inc. is acting as our financial advisor in connection with the offering. We have agreed to pay Rothschild Inc., upon successful completion of this offering, a fee of $500,000 for its services. Rothschild Inc. is acting as an underwriter and co-manager in the offering.

The underwriters may enter into derivative transactions in connection with our shares, acting at the order and for the account of their clients. The underwriters may also purchase some of our shares offered hereby to hedge their risk exposure in connection with these transactions. Such transactions may have an effect on demand, price or offer terms of the offering without, however, creating an artificial demand during the offering.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. If the underwriters or their affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, the underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of a short position in our securities including the ordinary shares offered hereby. Any such short position could adversely affect future trading prices of our ordinary shares. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

No Public Offering

No action has been taken or will be taken in any jurisdiction by us or the underwriters that would permit a public offering of our ordinary shares, or possession or distribution of this prospectus or any other offering or publicity material relating to the ordinary shares, in any country or jurisdiction where action for that purpose is required.

The distribution of this prospectus and the offer of the ordinary shares in any jurisdiction may be restricted by law and therefore persons into whose possession this prospectus comes should inform themselves about and observe any such restrictions, including those in the paragraphs that follow. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

Notice to Prospective Investors in the European Economic Area (the “EEA”)

In relation to each Member State of the EEA which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of the ordinary shares has not been and may not be made in that Relevant Member State, except that an offer in that Relevant Member State of the ordinary shares may be made at any time to any legal entity which is a qualified investor as defined in the Prospectus Directive, if the qualified investor prospectus exemption has been implemented in that Relevant Member State and provided that no such offer shall result in a requirement for the publication of a prospectus in that Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any ordinary shares under, the offers contemplated in this prospectus will be deemed to have represented, warranted and agreed to and with the Lead Manager and the Company that:

•	it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

•

in the case of any ordinary shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the ordinary shares acquired by it in the Offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the Lead Manager has been given to the offer or resale; or (ii) where ordinary shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those new ordinary shares to it is not treated under the Prospectus Directive as having been made to such persons.

For the purposes of the above, the expression an “offer to the public” in relation to the ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ordinary shares to be offered so as to enable an investor to decide to purchase the ordinary shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression “Prospectus Directive” means Directive 2003/71EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means European Union (EU) Directive 2010/73/EC.

Notice to Prospective Investors in the Netherlands

We have applied for admission to listing and trading (the “French Admission”) of our ordinary shares on the professional segment of NYSE Euronext Paris. The French Admission shall take place concurrently with the primary listing of our ordinary shares on the New York Stock Exchange, based on a prospectus approved by the Dutch Autoriteit Financiële Markten and notified to the French Autorité des marchés financiers (the “AMF”) in accordance with Articles 212-40 and 212-41 of the general regulation of the AMF.

Pursuant to Article 516-19 of the general regulation of the AMF, an investor other than a qualified investor (as defined below), may not purchase our ordinary shares on the professional segment of Euronext Paris unless such investor takes the initiative to do so and has been duly informed by the investment services provider about the characteristics of the professional segment.

No offer of ordinary shares, which are the subject of the offering contemplated by this prospectus, has been made or will be made in the Netherlands, unless in reliance on Article 3(2) of the Prospectus Directive and provided:

•	such offer is made exclusively to legal entities which are qualified investors (as defined in the Prospectus Directive) in the Netherlands; or

•	standard exemption logo and wording are disclosed as required by article 5:20(5) of the Dutch Financial Supervision Act (Wet op het financieel toezicht, the “FSA”); or

•	such offer is otherwise made in circumstances in which article 5:20(5) of the FSA is not applicable.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the ordinary shares described in this prospectus has been approved, registered or filed with the Autorité des Marchés Financiers (the “AMF”) or of the competent authority of another member state of the European Economic Area and notified to the AMF in connection with an offering of the ordinary shares to the public in France. Consequently, the ordinary shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the ordinary shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the ordinary shares to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) investing for their own account, as defined in, and in accordance with articles L.411-2, D.411-1, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier; and/or

•	to investment services providers authorized to engage in portfolio management on behalf of third parties.

The ordinary shares may be resold directly or indirectly in France, only in compliance with applicable laws and regulations and in particular those relating to a public offering (which are embodied in articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier).

We have applied for admission to listing and trading (the “French Admission”) of our ordinary shares on the professional segment of NYSE Euronext Paris. The French Admission shall take place concurrently with the primary listing of our ordinary shares on the New York Stock Exchange, based on a prospectus approved by the Dutch Autoriteit Financiële Markten and notified to the AMF in accordance with Articles 212-40 and 212-41 of the general regulation of the AMF.

Pursuant to Article 516-19 of the general regulation of the AMF, an investor other than a qualified investor (as defined below), may not purchase our ordinary shares on the professional segment of Euronext Paris unless such investor takes the initiative to do so and has been duly informed by the investment services provider about the characteristics of the professional segment.

Notice to Prospective Investors in Hong Kong

The ordinary shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance

(Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ordinary shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares of ordinary shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “Financial Instruments and Exchange Law”), directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person residing in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares may not be circulated or distributed, nor may the ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Notice to Prospective Investors in Qatar

The shares described in this prospectus have not been, and will not be, offered, sold or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering. This prospectus has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority or Qatar Central Bank and may not be publicly distributed. This prospectus is intended for the original recipient only and must not be provided to any other person. It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.

Notice to Prospective Investors in Saudi Arabia

No offering, whether directly or indirectly, will be made to an investor in the Kingdom of Saudi Arabia unless such offering is in accordance with the applicable laws of the Kingdom of Saudi Arabia and the rules and regulations of the Capital Market Authority, including the Capital Market Law of the Kingdom of Saudi Arabia. The shares will not be marketed or sold in the Kingdom of Saudi Arabia by us or the underwriters.

This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Office of Securities Regulation issued by the Capital Market Authority. The Saudi Arabian Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the shares offered hereby should conduct their own due diligence on the accuracy of the information relating to the shares. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

Notice to Prospective Investors in the United Arab Emirates

This offering has not been approved or licensed by the Central Bank of the United Arab Emirates (UAE), Securities and Commodities Authority of the UAE and/or any other relevant licensing authority in the UAE including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai Financial Services Authority (DFSA), a regulatory authority of the Dubai International Financial Centre (DIFC). The offering does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No 8 of 1984 (as amended), DFSA Offered Securities Rules and NASDAQ Dubai Listing Rules, accordingly, or otherwise. The shares may not be offered to the public in the UAE and/or any of the free zones.

The shares may be offered and issued only to a limited number of investors in the UAE or any of its free zones who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned.

EXPENSES OF THE OFFERING

We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:

Expenses	Amount
U.S. Securities and Exchange Commission registration fee	$66,300
NYSE clearance fee	$25,000
NYSE listing fee	$25,000
FINRA filing fee	$96,000
Euronext Paris listing fee	$580,000
Printing and engraving expenses	$1,000,000
Legal and accounting fees and expenses	$7,000,000
Blue sky fees and expenses	$25,000
Transfer agent fees and expenses	$15,000
Miscellaneous costs	$—

Total	$8,832,300

All amounts in the table are estimates except the U.S. Securities and Exchange Commission registration fee, the NYSE listing fee, the Euronext Paris listing fee and the FINRA filing fee. We will pay all of the expenses of this offering.

LEGAL MATTERS

Certain legal matters in connection with the offering relating to U.S. law will be passed upon for us and the selling shareholders by Wachtell, Lipton, Rosen & Katz, New York, New York. The validity of the ordinary shares being offered by this prospectus and other legal matters concerning this offering relating to Dutch law will be passed upon for us and the selling shareholders by Stibbe N.V., Amsterdam, the Netherlands. Certain legal matters in connection with the offering relating to U.S. law will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York and relating to Dutch law by NautaDutilh N.V., Amsterdam, the Netherlands.

EXPERTS—SUCCESSOR

The financial statements as of December 31, 2011 and December 31, 2012 and for each of the two years in the period ended December 31, 2012, included in this registration statement, have been so included in reliance on the report (which contains an explanatory paragraph relating to the incorporation and formation of the Group) of PricewaterhouseCoopers Audit S.A., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The address of PricewaterhouseCoopers Audit S.A. is 63 Rue de Villiers, 92208 Neuilly-sur-Seine Cedex, Paris, France.

EXPERTS—PREDECESSOR

The financial statements as of December 31, 2009 and 2010 and for each of the two years in the period ended December 31, 2010, included in this registration statement, have been so included in reliance on the report (which contains an explanatory paragraph that describes the basis of preparation of the combined financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The address of PricewaterhouseCoopers LLP is 120 Rene-Levesque Boulevard West, Suite 2800, Montreal, Quebec, Canada H3B 2G4.

ENFORCEMENTS OF JUDGMENTS

The ability of our shareholders in certain countries other than the Netherlands to bring an action against us may be limited under applicable law. In connection with this offering we converted from a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) to a public limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands. Most of our executive officers and members of our board of directors, and a substantial number of our employees, are citizens or residents of countries other than the United States. All or a substantial portion of the assets of such persons and a substantial portion of our assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or upon us, or to enforce judgments obtained in U.S. courts, including judgments predicated upon civil liabilities under the securities laws of the United States or any state or territory within the United States. In addition, there is substantial doubt as to the enforceability, in the Netherlands, of original actions or actions for enforcement based on the federal securities laws of the United States or judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States.

The United States and the Netherlands do not currently have a treaty providing for reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Accordingly, a final judgment for the payment of money rendered by U.S. courts based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be directly enforceable in the Netherlands. However, if the party in whose favor such final judgment is rendered brings a new suit in a competent court in the Netherlands, that party may submit to the Dutch court the final judgment that has been rendered in the United States. A judgment by a federal or state court in the United States against us will neither be recognized nor enforced by a Dutch court but such judgment may serve as evidence in a similar action in a Dutch court. Additionally, under current practice, a Dutch court will generally grant the same judgment without a review of the merits of the underlying claim if (i) that judgment resulted from legal proceedings compatible with Dutch notions of due process, (ii) that judgment does not contravene public policy of the Netherlands and (iii) the jurisdiction of the United States federal or state court has been based on internationally accepted principles of private international law.

Subject to the foregoing and service of process in accordance with applicable treaties, investors may be able to enforce in the Netherlands judgments in civil and commercial matters obtained from U.S. federal or state courts. We believe that U.S. investors may originate actions in a Dutch court. There is doubt as to whether a Dutch court would impose civil liability on us, the members of our board of directors, our officers or certain experts named herein in an original action predicated solely upon the U.S. federal securities laws brought in a court of competent jurisdiction in the Netherlands against us or such members, officers or experts, respectively.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the U.S. Securities and Exchange Commission a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F within four months from the end of each of our fiscal years, and reports on

Form 6-K. You may inspect and copy reports and other information filed with the SEC at the Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We also maintain an internet site at http://www.constellium.com. Our website and the information contained therein or connected thereto will not be deemed to be incorporated into the prospectus or the registration statement of which this prospectus forms a part, and you should not rely on any such information in making your decision whether to purchase our ordinary shares.

We will send the transfer agent a copy of all notices of shareholders’ meetings and other reports, communications and information that are made generally available to shareholders. The transfer agent has agreed to mail to all shareholders a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the transfer agent and will make available to all shareholders such notices and all such other reports and communications received by the transfer agent.

Report of Independent Registered Public Accounting Firm

The pro rata share issuance described in Note 12 and Note 18 to the consolidated financial statements has not been consummated at May 13, 2013. When it has been consummated, we will be in a position to furnish the following report.

Neuilly-sur-Seine, May 13, 2013

PricewaterhouseCoopers Audit

To the board of directors

Constellium Holdco B.V.

We have audited the accompanying consolidated statement of financial position of Constellium Holdco B.V. and its subsidiaries (the “Group”) as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income (loss), changes in equity and cash flows for each of the two years in the period ended December 31, 2012. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Constellium Holdco B.V. and its subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union.

We draw attention to the Note 1 to the consolidated financial statements which describes the incorporation and formation of the Group.

Neuilly-sur-Seine, — 2013

PricewaterhouseCoopers Audit

Olivier Lotz

Partner

PricewaterhouseCoopers Audit, SA, 63, rue de Villiers, 92208 Neuilly-sur-Seine Cedex

Téléphone: +33 (0)1 56 57 58 59, Fax: +33 (0)1 56 57 58 60, www.pwc.fr

Société d’expertise comptable inscrite au tableau de l’ordre de Paris - Ile de France. Société de commissariat aux comptes membre de la compagnie régionale de Versailles. Société Anonyme au capital de 2 510 460 €. Siège social : 63, rue de Villiers 92200 Neuilly-sur-Seine. RCS Nanterre 672 006 483. TVA n° FR 76 672 006 483. Siret 672 006 483 00362. Code APE 6920 Z. Bureaux : Bordeaux, Grenoble, Lille, Lyon, Marseille, Metz, Nantes, Neuilly-Sur-Seine, Nice, Poitiers, Rennes, Rouen, Strasbourg, Toulouse.

CONSOLIDATED INCOME STATEMENT

(in millions of Euros)	Notes	Year ended December 31, 2012	Year ended December 31, 2011
Revenue	4, 5	3,610	3,556
Cost of sales	6	(3,132)	(3,235)

Gross profit		478	321

Selling and administrative expenses	6	(212)	(216)
Research and development expenses	6	(36)	(33)
Restructuring costs	22	(25)	(20)
Other gains / (losses)—net	8	52	(111)

Income / (loss) from operations		257	(59)

Other expenses	3	(3)	(102)

Finance income	—	4	2
Finance costs	—	(64)	(41)

Finance costs—net	10	(60)	(39)

Share of loss of joint-ventures	—	(5)	—

Income / (loss) before income tax		189	(200)

Income tax (expense) / benefit	11	(47)	34

Net Income / (loss) from continuing operations		142	(166)

Discontinued operations
Net loss from discontinued operations	31	(8)	(8)

Net Income / (loss)		134	(174)

Income attributable to:
Owners		132	(175)
Non-controlling interests		2	1
Net Income / (loss)		134	(174)

Earnings per share attributable to the equity holders of the Company (in € per share)	Notes	Year ended December 31, 2012	Year ended December 31, 2011
From continuing and discontinued operations
Basic	12	1.5	(2.0)
Diluted	12	1.5	(2.0)
From continuing operations
Basic	12	1.6	(1.9)
Diluted	12	1.6	(1.9)
From discontinued operations
Basic	12	(0.1)	(0.1)
Diluted	12	(0.1)	(0.1)
Pro forma information (unaudited)
Pro forma earnings per share from continuing operations—basic and diluted	33	1.4

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS)

(in millions of Euros)	Notes	Year ended December 31, 2012	Year ended December 31, 2011
Net Income / (loss)		134	(174)

Other comprehensive income/(loss)
Currency translation differences	9	1	(14)
Actuarial losses on post-employment benefit obligations	21	(84)	(27)
Deferred tax on actuarial gains and losses on post-employment benefit obligations	25	16	1

Other comprehensive loss		(67)	(40)

Total comprehensive income / (loss)		67	(214)

Attributable to:
Owners		65	(215)
Non-controlling interests		2	1

Total comprehensive income / (loss)		67	(214)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of Euros)	Notes	At December 31, 2012	At December 31, 2011	Pro Forma At December 31, 2012 (unaudited, Note 33)
Assets
Non-current assets
Intangible assets (including goodwill)	13	11	12	11
Property, plant and equipment	14	302	198	302
Investments in joint ventures		2	1	2
Deferred income tax assets	25	205	205	205
Trade receivables and other	16	64	91	64
Other financial assets	24	10	3	10

		594	510	594

Current assets
Inventories	15	385	422	385
Trade receivables and other	16	476	529	476
Other financial assets	24	34	32	34
Cash and cash equivalents	17	142	113	142

		1,037	1,096	1,037

Assets of disposal Group classified as held for sale	31	—	6	—

Total assets		1,631	1,612	1,631

Equity
Share capital	18	—	—	—
Share premium account	18	98	98	98
Retained deficit and other reserves		(149)	(213)	(399)

Equity attributable to owners of the Company		(51)	(115)	(301)
Non controlling interests		4	2	4

		(47)	(113)	(297)

Liabilities
Non-current liabilities
Borrowings	19	140	141	140
Trade payables and other	20	26	3	26
Deferred income tax liabilities	25	11	29	11
Pension and other post-employment benefits obligations	21	621	578	621
Other financial liabilities	24	46	47	46
Provisions	22	89	86	89

		933	884	933

Current liabilities
Borrowings	19	18	73	18
Trade payables and other	20	656	663	656
Dividend payable		—	—	250
Income taxes payable		14	3	14
Other financial liabilities	24	24	51	24
Provisions	22	33	42	33

		745	832	995

Liabilities of disposal Group classified as held for sale	31	—	9	—

Total liabilities		1,678	1,725	1,928

Total equity and liabilities		1,631	1,612	1,631

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of Euros)	Share Premium	Actuarial losses	Foreign currency translation reserve	Other reserves	Retained losses	Total Group Share	Non- controlling Interests	Total Equity
As at January 1, 2011	—	—	—	—	—	—	—	—

Net Loss for the period	—	—	—	—	(175)	(175)	1	(174)
Other comprehensive loss for the period	—	(26)	(14)	—		(40)	—	(40)

Total comprehensive loss for the period	—	(26)	(14)	—	(175)	(215)	1	(214)

Transactions with the owner
Issuance (amendment) of share capital	98	—	—	—	—	98	—	98
Other	—	—	—	2	—	2	—	2

Transactions with non-controlling interests
Non-controlling interests assumed in acquisition	—	—	—	—	—	—	1	1

As at December 31, 2011	98	(26)	(14)	2	(175)	(115)	2	(113)

(in millions of Euros)	Share Premium	Actuarial losses	Foreign currency translation reserve	Other reserves	Retained losses	Total Group Share	Non- controlling Interests	Total Equity
As at January 1, 2012	98	(26)	(14)	2	(175)	(115)	2	(113)

Net Income for the period	—	—	—	—	132	132	2	134
Other comprehensive loss for the period	—	(68)	1	—	—	(67)	—	(67)

Total comprehensive income for the period	—	(68)	1	—	132	65	2	67

Transactions with the owner
Share equity plan	—	—	—	1	—	1	—	1
Other	—	—	—	(2)	—	(2)	—	(2)

As at December 31, 2012	98	(94)	(13)	1	(43)	(51)	4	(47)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of Euros)	Notes	Year ended December 31, 2012	Year ended December 31, 2011
Cash flows from / (used in) operating activities
Net income / (loss)		134	(174)
Less: Net loss from discontinued operations		8	8
Less: Net income attributable to non-controlling interests		(2)	(1)
Net income / (loss) for the year from continuing operations before non-controlling interests		140	(167)

Adjustments:
Income tax	11	47	(34)
Finance costs—net	10	60	39
Depreciation and impairment	14	14	2
Share of loss of joint-ventures		5	—
Restructuring costs and other provisions	22	16	14
Defined benefit pension costs	21	4	38
Unrealized (losses) / gains on derivatives and from remeasurement of monetary assets and liabilities	8	(60)	140
Other		2	—

Changes in working capital:
Inventories		35	23
Trade receivables and other		93	(31)
Trade payables and other		(11)	40

Changes in other operating assets and liabilities:
Provisions	22	(31)	(14)
Income tax paid		(28)	(38)
Pension liabilities and other post-employment benefit obligations		(40)	(41)

Net cash flows from / (used in) operating activities		246	(29)

Cash flows used in investing activities
Purchase of net assets on acquisition—net of cash and cash equivalents acquired		—	13
Purchases of property, plant and equipment	14	(126)	(97)
Proceeds from disposal of AIN entities		—	9
Proceeds from finance lease		8	7
Other investing activities		(13)	(1)

Net cash flows used in investing activities		(131)	(69)

Cash flows (used in) / from financing activities
Proceeds received from issuance of shares	18	—	98
Interests paid		(28)	(31)
Net cash flows (used in) / from factoring	16	(49)	56
Proceeds received from Term Loan	19	154	137
Repayment of Term Loan	19	(148)	—
Proceeds / Repayment of other loans	19	6	(20)
Payment of deferred financing costs and debt fees	16, 19	(14)	(23)
Other financing activities		(7)	(16)

Net cash flows (used in) / from financing activities		(86)	201

Net increase in cash and cash equivalents		29	103
Cash and cash equivalents—beginning of period	17	113	—
Effect of exchange rate changes on cash and cash equivalents		—	10
Cash and cash equivalents—end of period	17	142	113

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1—GENERAL INFORMATION

Incorporation and formation

On May 14, 2010, Omega Holdco B.V. (“Holdco”) was incorporated as a limited liability company in the Netherlands with authorized capital of 9 million ordinary shares with a stated nominal value of euro (€) 0.01 per share. As of August 2, 2011 Omega Holdco B.V. changed its legal name to Constellium Holdco B.V. (“Constellium”). Constellium is hereinafter referred to as the “Company”. Constellium and its subsidiaries are hereinafter referred to as the “Group”.

Apollo Omega (Lux) S.à.r.l (“Apollo Omega”), an entity which is wholly-owned by investment funds affiliated with, or co-investment vehicles that are managed (or the general partners of which are managed) by subsidiaries of, Apollo Global Management, LLC (Apollo Global Management, LLC and its subsidiaries collectively, and each such entity individually, “Apollo” and such investment funds and co-investment vehicles collectively, “Apollo Funds”), subscribed cash of €18,000 for 1.8 million ordinary shares of Holdco in connection with Holdco’s formation.

On January 4, 2011 (the “Closing Date”), Constellium amended its authorized capital. Constellium amended the class of its ordinary shares to class A shares and authorized a total of 17.3 million class A shares, and 0.1 million shares each of class B1 and B2.

On the Closing Date, Apollo Omega, Rio Tinto International Holdings Limited (“Rio Tinto”), and Fonds Stratégique d’Investissement (“FSI”) (collectively the “Owners”) subscribed in U.S. Dollars (USD) for class A shares to bring their equity holdings in Holdco to 51%, 39% and 10%, respectively (see Note 18—Share capital).

Through its newly formed wholly-owned subsidiaries, on the Closing Date, Constellium acquired substantially all of the entities and businesses of Rio Tinto Engineered Aluminium Products (“the Acquisition”), which was a component of Rio Tinto (see Note 3—Acquisition of Rio Tinto Engineered Aluminium Products Entities).

From the date of Constellium’s incorporation to the Closing Date, Constellium was wholly-owned by Apollo Funds with no operating or investing activities for the period from the date of its incorporation to the Closing Date. As a result, no information is presented for the year ended December 31, 2010.

Description of businesses

The Group is comprised of substantially all of the operating entities, divisions and businesses formerly included in an operating segment known as Engineered Aluminium Products (“EAP”) within subsidiaries or affiliates of Rio Tinto, excluding its Cable and Composite operating businesses. The Group produces engineered and fabricated aluminum products and structures and operates production facilities throughout Europe, North America and Asia.

The business address (head office) of Constellium Holdco B.V. is Tupolevlaan 41-61, 1119 NW Schiphol-Rijk, the Netherlands.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1. Statement of compliance

The consolidated financial statements of Constellium Holdco B.V. and its subsidiaries are prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations as issued by the International Accounting Standards Board (IASB). All standards applied by the Group have been endorsed by the European Union and are effective for the year beginning on January 1, 2012.

The full set of standards endorsed by the European Union can be consulted on the website of the European Commission at: http://ec.europa.eu/internal_market/accounting/ias/index-fr.htm.

The consolidated financial statements have been authorized for issue by the Board of Directors at its meeting held on March 13, 2013 and authorised in respect of the pro rata share issuance on — 2013.

2.2. Application of new and revised International Financial Reporting Standards (IFRSs)

The Group has applied the amendments to IFRS 7—Disclosures—Transfers of financial assets in the current year. The amendments increase the disclosure requirements for transactions involving the transfer of financial assets in order to provide greater transparency around risk exposures when financial assets are transferred.

In accordance with transitional provisions set out in the amendments to IFRS 7, the Group has not provided comparative information for the disclosures required by the amendments.

2.3. New standards and interpretations not yet mandatorily applicable

The Group has not applied the following new, revised or amended IFRSs and interpretations that have been issued but are not yet effective:

•	Amendments to IAS 1—Presentation of Items of Other Comprehensive Income[1]

•	Amendments to IAS 12—Deferred Tax—Recovery of Underlying Assets[2]

•	IFRS 13—Fair Value Measurement[3]

•	IAS 19 (as revised in 2011)—Employee Benefits[3]

•	Amendment to IFRS 7—Disclosures—Offsetting Financial Assets and Financial Liabilities[3]

•	IFRS 10—Consolidated Financial Statements[4]

•	IFRS 11—Joint Arrangements[4]

•	IFRS 12—Disclosure of Interests in Other Entities[4]

•	IAS 27 (as revised in 2011)—Separate Financial Statements[4]

•	IAS 28 (as revised in 2011)—Investments in Associates and Joint Ventures[4]

•	Amendments to IFRS 10, IFRS 11, IFRS 12—Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance[5]

•	Amendments to IFRS—Annual improvements to IFRSs 2009-2011 Cycle[5]

•	Amendments to IAS 32—Offsetting Financial Assets and Financial Liabilities[6]

•	IFRS 9—Financial Instruments—Classification and measurement of financial assets[7]

•	Amendments to IFRS 9 and IFRS 7—Mandatory Effective Date of IFRS 9 and Transition Disclosures[7]

Those which are considered to be relevant to the Group or where the Group is currently assessing the impact of the standard on its results, financial position and cash flows are set out below:

IAS 19—Employee Benefits (as revised in 2011) changes the accounting for defined benefit plans and termination benefits. The most significant change relates to the accounting for changes in defined benefit obligations and plan assets. The amendments require the recognition of changes in defined benefit obligations

[1]	Effective for annual periods beginning on or after 1 July 2012
[2]	Effective for annual periods beginning on or after 1 January 2012 (IASB), 1 January 2013 (EU)
[3]	Effective for annual periods beginning on or after 1 January 2013
[4]	Effective for annual periods beginning on or after 1 January 2013 (IASB), 1 January 2014 (EU)
[5]	Effective for annual periods beginning on or after 1 January 2013 (IASB), not yet endorsed in Europe
[6]	Effective for annual periods beginning on or after 1 January 2014
[7]	Effective for annual periods beginning on or after 1 January 2015 (IASB), not yet endorsed in Europe and in fair value of plan assets when they occur, and hence eliminate the “corridor approach” permitted under the previous version of IAS 19 and accelerate the recognition of past service costs. The amendments require all actuarial gains and losses to be recognized immediately through other comprehensive income in order for the net pension asset or liability recognized in the Consolidated Statement of Financial Position to reflect the full value of the plan deficit or surplus. Furthermore, the interest cost and expected return on plan assets used in the previous version of IAS 19 are replaced with a “net interest” amount, which is calculated by applying the discount rate to the net defined benefit liability or asset.

The amendments to IAS 19 require retrospective application. Based on the Group’s preliminary assessment, when the Group applies the amendments to IAS 19 for the first time for the year ending December 31, 2013, the net income for the year ended December 31, 2012 would be increased by €6 million and the other comprehensive loss after income tax for the said year would be decreased by €4 million with the corresponding adjustments being recognized in the pension benefit obligation and deferred tax asset (liability). This net effect reflects a number of adjustments, including their tax effect: a) immediate recognition of past service costs in profit or loss and decrease in the net pension deficit and b) reversal of the difference between the gain arising from the expected rate of return on pension plan assets and the discount rate through other comprehensive income.

IFRS 13—Fair value measurement explains how to measure fair value and aims to enhance fair value disclosures. It does not say when to measure fair value or require additional fair value measurements. It aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS financial information.

2.4. Basis of preparation

In accordance with IAS 1—Presentation of financial statements, the consolidated financial statements are prepared on the assumption that Constellium is a going concern and will continue in operation for the foreseeable future (at least for the 12 month period starting from December 31, 2012). Management considers that this assumption is not overcome by Constellium’s negative equity as of December 31, 2012. This assessment was confirmed during the board of directors’ meeting held on March 13, 2013.

The following significant accounting policies have been used in the preparation of the consolidated financial statements of the Group.

2.5. Presentation of the operating performance of each operating segment and of the Group

In accordance with IFRS 8—Operating Segments, operating segments are based upon product lines, markets and industries served, and are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer.

The profitability and financial performance of the operating segments is measured based on Management Adjusted EBITDA, as it illustrates the underlying performance of continuing operations by excluding non-recurring and non-operating items.

Management Adjusted EBITDA is defined in Note 4—Operating Segment Information.

2.6. Principles governing the preparation of the consolidated financial statements

Acquisitions

The Group applies the acquisition method to account for business combinations.

The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities assumed and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. In accordance with IFRS 3, the amount of non-controlling interest is determined for each business combination and is either the fair value (full goodwill method) or the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets, resulting in recognition of only the share of goodwill attributable to equity holders of the parent (partial goodwill method).

Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the amount of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized as a gain in Other gains / (losses)—net in the Consolidated Income Statement.

On acquisition, the Group recognizes the identifiable acquired assets, liabilities and contingent liabilities (identifiable net assets) of the subsidiaries on the basis of fair value at the acquisition date. Recognized assets and liabilities may be adjusted during a maximum of 12 months from the acquisition date, depending on new information obtained about the facts and circumstances existing at the acquisition date.

In determining fair values, the significant assumptions which were used in determining the allocation of fair value include the following valuation approaches: the cost approach, the income approach and the market approach. Significant assumptions used in the determination of fair values include cash flow projections and related discount rates, industry indices, market prices regarding replacement cost and comparable market transactions. While the Company believes that the estimates and assumptions underlying the valuation methodologies were reasonable, different assumptions could have resulted in different fair values. In respect of discount rates, the discounted cash flow model used for business segments valuation reflects discount rates of 17% through 18.5% as of the date of acquisition. After taking into account independent studies published by a reputable investment research firm to determine the applicable size premium, a premium of 10.06% was used to arrive at these discount rates, and the Company believes that this represented an appropriate company premium.

Cash-generating units

The reporting units (which generally correspond to an industrial site), the lowest level of the Group’s internal reporting, have been identified as its cash-generating units.

Goodwill

Goodwill arising on a business combination is carried at cost as established at the date of the business combination less accumulated impairment losses, if any.

Goodwill is allocated and monitored at the operating segments level which are the groups of cash-generating units that are expected to benefit from the synergies of the combination. The operating segments represent the lowest level within the Group at which the goodwill is monitored for internal management purposes.

The initial allocation of goodwill is completed before the end of the annual period in which the business combination is effected or, if impracticable, before the end of the first annual period beginning after the acquisition date.

On disposal of the relevant cash-generating units, the attributable amount of goodwill is included in the determination of the gain in disposal.

Impairment of goodwill

A cash-generating unit or a group of cash-generating units to which goodwill is allocated is tested for impairment annually, or more frequently when there is an indication that the unit (or group of units) may be impaired.

The net carrying value of the cash-generating unit (or the group of cash-generating units) is compared to its recoverable amount, which is the higher of the value in use and the fair value less cost to sell.

Value in use calculations use cash flow projections based on financial budgets approved by management and covering usually a 5 year period. Cash flows beyond this period are estimated using a perpetual long-term growth rate for the subsequent years.

The value in use is the sum of discounted cash flows and the terminal residual value. Discount rates are determined using the weighted-average cost of capital of each operating segment.

Any impairment loss of goodwill is recognized for the amount by which the cash-generating unit’s (or group of units) carrying amount exceeds its recoverable amount.

The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of cash-generating units) and then, to the other assets of the unit (or group of units) pro rata on the basis of the carrying amount of each asset in the unit (or group of units).

Any impairment loss is recognized directly in the line “Other gains / (losses)—net” in the Consolidated income statement. An impairment loss recognized for goodwill cannot be reversed in subsequent periods.

Non-current assets (and disposal groups) classified as held for sale & Discontinued operations

IFRS 5—Non-current Assets Held For Sale and Discontinued Operations defines a discontinued operation as a component of an entity that (i) generates cash flows that are largely independent from cash flows generated by other components, (ii) is held for sale or has been sold, and (iii) represents a separate major line of business or geographic areas of operations.

The Group has determined that, given the way it is organized, its segments presented in the segment information correspond to the definition of components stated under IFRS 5.

Assets and liabilities are classified as held for sale when their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset (or disposal group) is available for immediate sale in its present condition.

When an entity acquires assets and liabilities exclusively with a view to their subsequent disposal, it shall classify these assets and liabilities as held for sale at the acquisition date if the criteria set out in the previous paragraphs are fulfilled in a short period of time after the acquisition and if the sale occurs in a period of one year following the classification.

Assets and liabilities are stated at the lower of carrying amount and fair value less costs to sell if their carrying amount is to be recovered principally through a sale transaction rather than through continuing use.

Assets and liabilities held for sale are reflected in separate line items in the Consolidated Statement of Financial Position of the period during which the decision to sell is made.

The results of discontinued operations are shown separately in the Consolidated Income Statement.

Basis of consolidation

These consolidated financial statements include all the assets, liabilities, equity, revenues, expenses and cash flows of the entities and businesses of Constellium.

Subsidiaries are entities over which the Company has the power to govern the financial and operating policies in order to obtain benefits from their activities. Control is presumed to exist where the Group owns more than 50% of the voting rights (which does not always equate to percentage ownership) unless it can be demonstrated that ownership does not constitute control. Control does not exist where outside stakeholders hold veto rights over significant operating and financial decisions. In assessing control, potential voting rights that are currently exercisable or convertible are taken into account. Substantially all of the subsidiaries in Constellium are wholly-owned. All of the assets and liabilities and results of operations of majority-owned subsidiaries are included in the consolidated financial statements, which show the amounts of net assets, income for the year and comprehensive income (loss) attributable to both the Owners and Non-controlling Interests. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. Joint control is the contractually agreed sharing of control such that significant operating and financial decisions require the unanimous consent of the parties sharing control. The Group accounts for joint ventures using the equity accounting method.

Jointly controlled operations arise when two or more parties combine their operations, resources and expertise to manufacture, market and distribute jointly a particular product. In respect of its interests in jointly controlled operations, the Group recognizes in its financial statements:

•	The assets that it controls and the liabilities that it incurs; and

•	The expenses that it incurs and its share of the income that it earns from the sale of goods or services by the joint venture.

All intercompany balances and transactions between and among the Group’s subsidiaries are eliminated in the preparation of the consolidated financial statements.

Balances and transactions between the Company and its Owners have been identified as related party balances and transactions in the consolidated financial statements.

Foreign currency transactions and remeasurement

Transactions denominated in currencies other than the functional currency are converted to the functional currency at the exchange rate in effect at the date of the transaction.

Functional currency

Items included in the consolidated financial statements of each of the entities and businesses of Constellium are measured using the currency of the primary economic environment in which each of them operates (their functional currency).

Presentation currency and foreign currency translation

In the preparation of the consolidated financial statements, the year-end balances of assets, liabilities and components of equity of Constellium’s entities and businesses are translated from their functional currencies into Euros, the presentation currency of the Group, at the respective year-end exchange rates; and the revenues, expenses and cash flows of Constellium’s entities and businesses are translated from their functional currencies into Euros using average exchange rates for the period.

The net differences arising from exchange rate translation are recognized in the foreign currency translation reserve.

The following table summarizes the main exchange rates used for the preparation of the consolidated financial statements of the Group:

		Year ended December 31, 2012		Year ended December 31, 2011
Foreign exchange rate for 1 €		Closing rate	Average rate	Closing rate	Average rate
US dollars	USD	1.3220	1.2847	1.2979	1.3905
Swiss Francs	CHF	1.2070	1.2051	1.2170	1.2306
Czech Koruna	CZK	25.1256	25.1256	25.5364	24.5761

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable.

Revenue from product sales, net of trade discounts, allowances and volume-based incentives, is recognized once delivery has occurred provided that persuasive evidence exists that all of the following criteria are met:

•	The significant risks and rewards of ownership of the product have been transferred to the buyer;

•	Neither continuing managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold, has been retained by Constellium;

•	The amount of revenue can be measured reliably;

•	It is probable that the economic benefits associated with the sale will flow to Constellium; and

•	The costs incurred or to be incurred in respect of the sale can be measured reliably.

The Group also enters into tolling agreements whereby the clients loan the metal which the Group will then manufacture for them. In these circumstances, revenue is recognized when services are provided as of the date of redelivery of the manufactured metal.

Amounts billed to customers in respect of shipping and handling are classified as revenue where the Group is responsible for carriage, insurance and freight. All shipping and handling costs incurred by the Group are recognized in cost of sales.

Deferred tooling revenue and related costs

Certain automotive long term contracts include the design and manufacture of customized parts. To manufacture such parts, certain specialized or customized tooling is required. The Group accounts for the tooling costs provided by third party manufacturers in accordance with the provisions of IAS 11—Construction Contracts.

Research and development costs

Research expenditures are recognized as expenses in the Consolidated Income Statement as incurred. Costs incurred on development projects are recognized as intangible assets when the following criteria are met:

•	It is technically feasible to complete the intangible asset so that it will be available for use;

•	Management intends to complete and use the intangible asset;

•	There is an ability to use the intangible asset;

•	It can be demonstrated how the intangible asset will generate probable future economic benefits;

•	Adequate technical, financial and other resources to complete the development and use or sell the intangible asset are available; and

•	The expenditure attributable to the intangible asset during its development can be reliably measured.

Where development expenditures do not meet these criteria, they are recognized as expenses in the Consolidated Income Statement when incurred. Development costs previously recognized as expenses are not recognized as an asset in a subsequent period.

Other gains / (losses) - net

Other gains / (losses) - net include realized gains and losses on derivatives, unrealized gains and losses on derivatives at fair value through profit and loss and unrealized exchange gains and losses from the remeasurement of monetary assets and liabilities.

Other gains / (losses) - net separately identifies other unusual, infrequent or non-recurring items. Such items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence. In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence. This is consistent with the way that financial performance is measured by management and reported to the Board and Executive Committee and assists in providing a meaningful analysis of the trading results of the Group. The directors believe that this presentation aids the readers understanding of the financial performance as these items are identified by virtue of their size, nature or incidence.

Interest income and expense

Interest income is recorded using the effective interest rate method on loans receivable and on the interest bearing components of cash and cash equivalents.

Interest expense on short and long-term financing is recorded at the relevant rates on the various borrowing agreements. Borrowing costs (including interest) incurred for the construction of any qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use.

Share-based payment arrangements

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of equity instruments that will eventually vest, with a corresponding increase in equity. At the end of each reporting year, the Group revises its estimate of the number of equity instruments expected to vest.

Property, plant and equipment

Recognition and measurement

As a result of the application of purchase accounting under IFRS 3—Business combinations, property, plant and equipment acquired by the Company on January 4, 2011 were recorded at fair value.

Property, plant and equipment acquired by the Company subsequent to January 4, 2011 are recorded at cost, which comprises the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated close down and restoration costs associated with the asset. Subsequent to the initial recognition, property, plant and equipment is measured at cost less accumulated depreciation. For major capital projects, costs are capitalized into Construction Work in Progress until such projects are completed and the assets are available for use.

Subsequent costs

Improvements and replacements are capitalized as additions to property, plant and equipment only when it is probable that future economic benefits associated with them will flow to the Company and the cost of the item can be measured with reliability. Ongoing regular maintenance costs related to property, plant and equipment are expensed as incurred.

Depreciation

Land is not depreciated. Property, plant and equipment are depreciated over the estimated useful lives of the related assets using the straight-line method as follows:

•	Buildings 10 – 50 years

•	Machinery and equipment 3 – 10 years

•	Vehicles 5 – 8 years

Impairment tests for property, plant and equipment and intangible assets

Property, plant and equipment and intangible assets are reviewed for impairment if there is any indication that the carrying amount of the asset (or group of assets to which it belongs) may not be recoverable. The recoverable amount is based on the higher of fair value less costs to sell (market value) and value in use (determined using estimates of discounted future net cash flows of the asset or group of assets to which it belongs).

Financial instruments

(i) Financial assets

Financial assets are classified as follows: (a) at fair value through profit or loss and (b) loans and receivables. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of Constellium’s financial assets at initial recognition.

(a)	At fair value through profit or loss: These are financial assets held for trading. A financial asset is classified in this category if it is acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading. Assets in this category are classified as current assets if expected to be settled within 12 months; otherwise, they are classified as non-current. Financial assets carried at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the Consolidated Income Statement.

(b)	Loans and receivables: These are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current or non-current assets based on their maturity date. Loans and receivables are comprised of Trade receivables and other and non-current and current loans receivable in the Consolidated Statement of Financial Position. Loans and receivables are carried at amortized cost using the effective interest method, less any impairment.

(ii) Financial liabilities

Borrowings and other financial liabilities (excluding derivative liabilities) are recognized initially at fair value, net of transaction costs incurred and directly attributable to the issuance of the liability. These financial liabilities are subsequently measured at amortized cost using the effective interest rate method. Any difference between the amounts originally received (net of transaction costs) and the redemption value is recognized in the Consolidated Income Statement over the year to maturity using the effective interest method.

(iii) Derivative financial instruments

All derivatives are classified as held for trading and initially recognized at their fair value on the date at which the derivative contract is entered into and are subsequently remeasured to their fair value based upon published market quotations at the date of each Consolidated Statement of Financial Position, with the changes in fair value included in Other gains/(losses)—net (see Note 8—Other gains/(losses)—net). The Group has no derivatives designated for hedge accounting treatment.

(iv) Fair value

Fair value is the amount at which a financial instrument could be exchanged in an arm’s length transaction between informed and willing parties. Where available, relevant market prices are used to determine fair values.

(v) Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the Consolidated Statement of Financial Position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

Leases

Constellium as the lessee

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Various buildings, machinery and equipment from third parties are leased under operating lease agreements. Under such operating lease agreements, the total lease payments are recognized as rent expense on a straight-line basis over the term of the lease agreement, and are included in Cost of sales or Selling and administrative expenses, depending on the nature of the leased assets.

Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Various equipment from third parties are leased under finance lease agreements. Under such finance leases, the asset financed is recognized in Property, Plant and Equipment and the financing is recognized as a financial liability.

Constellium as the lessor

Certain land, buildings, machinery and equipment are leased to third parties under finance lease agreements. During the period of lease inception, the net book value of the related assets is removed from property, plant and equipment and a Finance lease receivable is recorded at the lower of the fair value and the aggregate future cash payments to be received from the lessee less unearned finance income computed at an interest rate implicit in the lease. As the Finance lease receivable from the lessee is collected, unearned finance income is also reduced, resulting in interest income.

Inventories

Inventories are valued at the lower of cost and net realizable value, primarily on a weighted-average cost basis.

Weighted-average costs for raw materials, stores, work in progress and finished goods are calculated using the costs experienced in the current period based on normal operating capacity (and include the purchase price of materials, freight, duties and customs, the costs of production, which includes labor costs, materials and other expenses which are directly attributable to the production process and production overheads).

Trade accounts receivable

Recognition and measurement

Trade accounts receivable are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment.

Subsequent measurement

An impairment allowance of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due. Indicators of impairment would include financial difficulties of the debtor, likelihood of the debtor’s insolvency, late payments, default or a significant deterioration in creditworthiness. The amount of the provision is the difference between the assets’ carrying value and the present value of the estimated future cash flows, discounted at the original effective interest rate. The expense (income) related to the increase (decrease) of the impairment allowance is recognized in the Consolidated Income Statement. When a trade receivable is deemed uncollectible, it is written off against the impairment allowance account. Subsequent recoveries of amounts previously written off are credited in the Consolidated Income Statement.

Factoring arrangements

In a non-recourse factoring arrangement, where the Group has transferred substantially all the risks and rewards of ownership of the receivables, the receivables are de-recognized under the provisions of IAS 39—Financial Instruments: Recognition and Measurement. Where trade accounts receivable are sold with limited recourse, and substantially all the risks and rewards associated with these receivables are retained, receivables continue to be included in the Consolidated Statement of Financial Position. Inflows and outflows from factoring agreements in which the Group does not derecognize receivables are presented on a net basis as cash flows from financing activities. Arrangements in which the Group derecognizes receivables result in changes in trade receivables which are reflected as cash flows from operating activities.

Cash and cash equivalents

Cash and cash equivalents are comprised of cash in bank accounts and on hand, short-term deposits held on call with banks and other short-term highly liquid investments with original maturities of three months or less that are readily convertible into known amounts of cash and which are subject to insignificant risk of changes in value, less bank overdrafts that are repayable on demand, provided there is a right of offset.

Share capital

Ordinary, Class A and Class B shares are classified as equity. Incremental costs directly attributable to the issue of new ordinary shares or options are shown in equity as a deduction, net of tax, from the proceeds.

On x, 2013, the Company’s Board of Directors declared an issuance of an additional 22.8 shares for each outstanding share.

Our earnings per share numbers have been retroactively adjusted to reflect this pro rata issuance of shares as if it had occurred on January 4, 2011.

Trade payables

Trade payables are initially recorded at fair value and classified as current liabilities if payment is due in one year or less.

Provisions

Provisions are recorded for the best estimate of expenditures required to settle liabilities of uncertain timing or amount when management determines that a legal or constructive obligation exists as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and such amounts can be reasonably estimated. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation.

The ultimate cost to settle such liabilities is uncertain, and cost estimates can vary in response to many factors. The settlement of these liabilities could materially differ from recorded amounts. In addition, the expected timing of expenditure can also change. As a result, there could be significant adjustments to provisions, which could result in additional charges or recoveries affecting future financial results.

Types of liabilities for which the Group establishes provisions include:

Close down and restoration costs

Estimated close down and restoration costs are provided for in the accounting year when the legal or constructive obligation arising from the related disturbance occurs and it is probable that an outflow of resources will be required to settle the obligation. These costs are based on the net present value of estimated future costs. Provisions for close down and restoration costs do not include any additional obligations which are expected to arise from future disturbance. The costs are estimated on the basis of a closure plan including feasibility and engineering studies, are updated annually during the life of the operation to reflect known developments (e.g. revisions to cost estimates and to the estimated lives of operations) and are subject to formal review at regular intervals throughout each year.

The initial closure provision together with subsequent movements in the provisions for close down and restoration costs, including those resulting from new disturbance, updated cost estimates, changes to the estimated lives of operations and revisions to discount rates are capitalized within Property, plant and equipment. These costs are then depreciated over the remaining useful lives of the related assets. The amortization or “unwinding” of the discount applied in establishing the net present value of the provisions is charged to the Consolidated Income Statement as a financing cost in each accounting year.

Environmental remediation costs

Environmental remediation costs are provided for based on the estimated present value of the costs of the Group’s environmental clean-up obligations. Movements in the environmental clean-up provisions are presented as an operating cost within Cost of sales. Remediation procedures may commence soon after the time at which the disturbance, remediation process and estimated remediation costs become known, and can continue for many years depending on the nature of the disturbance and the technical remediation.

Restructuring costs

Provisions for restructuring are recorded when Constellium’s management is demonstrably committed to the restructuring plan and where such liabilities can be reasonably estimated. The Group recognizes liabilities that primarily include one-time termination benefits, or severance, and contract termination costs, primarily related to equipment and facility lease obligations. These amounts are based on the remaining amounts due under various contractual agreements, and are periodically adjusted for any anticipated or unanticipated events or changes in circumstances that would reduce or increase these obligations. These costs are charged to restructuring costs in the Consolidated Income Statement.

Legal and Other potential claims

Provisions for legal claims are made when it is probable that liabilities will be incurred and when such liabilities can be reasonably estimated. Depending on their nature, these costs may be charged to Cost of sales or Other gains/(losses)—net in the Consolidated Income Statement. Included in other potential claims are provisions for product warranties and guarantees to settle the net present value portion of any settlement costs for potential future legal actions, claims and other assertions that may be brought by Constellium’s customers or the end-users of products. Provisions for product warranty and guarantees are charged to Cost of sales in the Consolidated Income Statement. In the accounting year when any legal action, claim or assertion related to product warranty or guarantee is settled, the net settlement amount incurred is charged against the provision established in the Consolidated Statement of Financial Position. The outstanding provision is reviewed periodically for adequacy and reasonableness by Constellium management.

Pension, other post-employment healthcare plans and other long term employee benefits

Payments to defined contribution retirement benefit plans are recognized as an expense when employees have rendered service entitling them to the contributions. Constellium’s contributions to defined contribution pension plans are charged to the Consolidated Income Statement in the year to which the contributions relate. This expense is included in Cost of sales, Selling and administrative expenses or Research and development costs, depending on its nature.

For defined benefit plans, the retirement benefit obligation recognized in the Consolidated Statement of Financial Position represents the present value of the defined benefit obligation as adjusted for unrecognized past service cost, and as reduced by the fair value of plan assets. Actuarial gains and losses arising in the year are charged or credited to Other comprehensive income/(loss). Actuarial gains and losses are comprised of both the effects of changes in actuarial assumptions and experience adjustments.

The amount charged to the Consolidated Income Statement in respect of these plans (including the current service cost, any amortization of past service cost and the effect of any curtailment or settlement, interest cost and the expected return on assets) is included within the income/(loss) from operations.

The defined benefit obligations are assessed in accordance with the advice of qualified actuaries. The most significant assumptions used in accounting for pension plans are the long-term rate of return on plan assets, the discount rate.

Post-employment benefit plans relate to health and life insurance benefits to retired employees and in some cases to their beneficiaries and covered dependants. Eligibility for coverage is dependent upon certain age and service criteria. These benefit plans are unfunded and are accounted for as defined benefit obligations, as described above.

Other long term employee benefits include jubilees and other long-term disability benefits. For these plans, actuarial gains and losses arising in the year are recognized immediately in the Consolidated Income Statement.

Taxation

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the Consolidated Statement of Financial Position date in the countries where the Company and its subsidiaries operate and generate taxable income.

The Group is subject to income taxes in the Netherlands, France and numerous other jurisdictions. Certain of Constellium’s businesses may be included in consolidated tax returns within the Company. In certain circumstances, these businesses may be jointly and severally liable with the entity filing the consolidated return, for additional taxes that may be assessed.

Management establishes tax reserves and accrues interest thereon, if deemed appropriate, in expectation that certain tax return positions may be challenged and that the Group might not succeed in defending such positions, despite management’s belief that the positions taken were fully supportable.

Deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This approach also requires the recognition of deferred income tax assets for operating loss carryforwards and tax credit carryforwards.

The effect on deferred tax assets and liabilities of a change in tax rates and laws is recognized as tax income in the year when the rate change is substantively enacted. Deferred income tax assets and liabilities are measured using tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on the tax rates and laws that have been enacted or substantively enacted at the date of the Consolidated Statement of Financial Position. Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Presentation of financial statements

The consolidated financial statements are presented in millions of Euros. Certain reclassifications may have been made to prior year amounts to conform to current year presentation.

2.7. Judgments in applying accounting policies and key sources of estimation uncertainty

Many of the amounts included in the consolidated financial statements involve the use of judgment and/or estimation. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, giving consideration to previous experience. However, actual results may differ from the amounts included in the consolidated financial statements. Key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year include the items presented below.

Further details on the nature of these assumptions and conditions can be found in the relevant notes to the financial statements.

Purchase Accounting

Business combinations are recorded in accordance with IFRS 3 using the acquisition method. Under this method, upon the initial consolidation of an entity over which the Group has acquired exclusive control, the identifiable assets acquired and the liabilities assumed are recognized at their fair value on the acquisition date.

Therefore, through a number of different approaches and with the assistance of external independent valuation experts, the Group identified what it believes to be the fair value of the assets and liabilities at the acquisition date. These valuations will by necessity include a number of assumptions, estimations and judgments. Quantitative and qualitative information is further disclosed in Note 3—Acquisition of Rio Tinto Engineered Aluminium Product Entities.

In determining fair values, the significant assumptions which were used in determining the allocation of fair value include the following valuation approaches: the cost approach, the income approach and the market approach. Significant assumptions used in the determination of fair values include cash flow projections and related discount rates, industry indices, market prices regarding replacement cost and comparable market transactions. While the Company believes that the estimates and assumptions underlying the valuation methodologies were reasonable, different assumptions could have resulted in different fair values. In respect of discount rates, the discounted cash flow model used for business segments valuation reflects discount rates of 17 through 18.5% as of the date of acquisition. After taking into account independent studies published by a reputable investment research firm to determine the applicable size premium, a premium of 10.06% was used to arrive at these discount rates, and the Company believes that this represented an appropriate company premium. A 4% decrease in discount rates applied would have increased our property, plant and equipment value by approximately €145 million and increased our annual depreciation by €10 million. Additionally, goodwill of €11 million would have been eliminated and a gain attributable to negative goodwill of €134 million would have been recognized.

Pension, other post-employment benefits and other long-term employee benefits

The present value of the defined benefit obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the defined benefit obligations and net pension costs include the expected long-term rate of return on the relevant plan assets and the rate of future compensation increases. In making these estimates and assumptions, management considers advice provided by external advisers, such as actuaries.

Any material changes in these assumptions could result in a significant change in employee benefit expense recognized in the Consolidated Income Statement, actuarial gains and losses recognized in equity and prepaid and accrued benefits. Details of the key assumptions applied are set out in Note 21—Pension liabilities and Other Post-employment benefits Obligations.

Taxes

Significant judgment is sometimes required in determining the accrual for income taxes as there are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were recorded, such differences will impact the current and deferred income tax provisions, results of operations and possibly cash flows in the year in which such determination is made.

Management judgment is required to determine the extent to which deferred tax assets can be recognized. Constellium recognizes deferred tax assets when it is probable that taxable profits will be available against which the deductible temporary differences can be utilized. This assessment is conducted through a detailed review of deferred tax assets by jurisdiction and takes into account past, current and expected future performance deriving from the budget and the business plan.

Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend notably on estimates of future production and sales volumes, commodity prices, operating costs and capital expenditure. Judgments are also required about the application of income tax legislation. These judgments and assumptions are subject to risk and uncertainty, and therefore there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets recognized on the Consolidated Statement of Financial Position and the amount of other tax losses and temporary differences not yet recognized. In such circumstances, some or all of the carrying amount of recognized deferred tax assets may require adjustments, resulting in a corresponding charge to the Consolidated Income Statement. Further quantitative information is provided in Note 25—Deferred Income taxes.

Provisions

Provisions have been recorded for: (a) close-down and restoration costs; (b) environmental remediation and monitoring costs; (c) restructuring programs; (d) legal and other potential claims including provisions for product warranty and guarantees, at amounts which represent management’s best estimates of the expenditure required to settle the obligation at the date of the Consolidated Statement of Financial Position. Expectations will be revised each year until the actual liability is settled, with any difference accounted for in the year in which the revision is made. Principal assumptions used are described in Note 22—Provisions.

NOTE 3—ACQUISITION OF RIO TINTO ENGINEERED ALUMINIUM PRODUCT ENTITIES

On January 4, 2011 (the “Acquisition Date”), Constellium acquired substantially all of the entities and businesses of Rio Tinto Engineered Aluminum Products from Rio Tinto for an initial purchase price of $125 million (€93 million), as adjusted for delivered working capital and other financial targets, as described in Note 1—General Information.

At the Acquisition Date, the total consideration Constellium paid to Rio Tinto, representing the adjusted purchase price for the net assets acquired was $17 million (€12 million).

On October 10, 2011, the adjusted purchase price was agreed between Rio Tinto and Constellium. Rio Tinto reimbursed the amount paid by Constellium and paid an additional premium which amounted to $6 million (€4 million).

The Company recognized the assets acquired and the liabilities assumed at fair value at the Acquisition Date.

For the year ended December 31, 2011, the net cash flows used in operating activities include cash outflows of €102 million of expenses directly related to the acquisition and subsequent separation from Rio Tinto.

The fair values of the assets acquired, the liabilities assumed and the total consideration for the acquisition are shown in the following table:

(in millions of Euros)	Fair value at January 4, 2011
Property, plant and equipment	91
Investments in joint ventures	1
Deferred income tax assets	188
Trade receivables and other	564
Other financial assets	103
Inventories	442
Cash and cash equivalents	9

Total assets acquired—continuing operations	1,398
Discontinued operations	103

Total assets acquired	1,501

Borrowings—related parties	(21)
Trade payables and other	(613)
Pension liabilities	(282)
Other post-employment benefits obligations	(262)
Other financial liabilities	(39)
Deferred tax liabilities	(80)
Provisions	(124)
Non-controlling interests	(1)

Total liabilities assumed—continuing operations	(1,422)
Discontinued operations	(94)

Total liabilities assumed	(1,516)

Net assets acquired at fair value	(15)
Goodwill	11
Total consideration for the acquisition (negative consideration)	(4)

In accordance with IFRS 3, the valuation of assets acquired and liabilities assumed at their fair value has resulted in the remeasurement of property, plant and equipment, trade receivables and other, inventories and liabilities.

Property, plant and equipment and inventories were valued with the support of an independent expert. The fair values were determined based upon assumptions related to future cash flows, discount rates and asset lives. The main fair value adjustments relate to the fair value adjustment of Property, plant and equipment and inventories and the recognition of deferred tax assets relating to these fair value adjustments.

The fair value of net liabilities assumed over the aggregate consideration received for the acquisition amounted to €11 million. It was recognized as goodwill in the balance sheet.

In connection with the Acquisition and subsequent separation of the business from Rio Tinto, the Group incurred expenses from both related and third parties (all of which are recorded in Other expenses). They comprised the following:

	Period ended December 31, 2012			Period ended December 31, 2011
(in millions of Euros)	Third party	Related party	Total	Third party	Related party	Total
Transaction costs and equity fees directly related to acquisition	—	—	—	—	44	44
Other costs related to acquisition and separation	3	—	3	50	8	58

Total Expenses related to acquisition and separation	3	—	3	50	52	102

NOTE 4—OPERATING SEGMENT INFORMATION

Management has defined Constellium’s operating segments based upon product lines, markets and industries it serves, and prepares and reports operating segment information to the Constellium chief operating decision maker (CODM) (see Note 2—Summary of Significant Accounting Policies) on that basis. The Group’s operating segments are described below.

Aerospace and Transportation (A&T)

A&T produces and supplies high value-added plate, sheet, extruded and precision cast products to customers in the aerospace, marine, automotive, and mass-transportation markets and engineering industries. It offers a comprehensive range of products and services including technical assistance, design and delivery of cast, rolled, extruded, rolled pre-cut or shaped parts, and the recycling of customers’ machining scrap metal. A&T is also a key supplier of new alloy solutions, such as Aluminium Lithium. A&T operates 8 facilities in 3 countries.

Packaging and Automotive Rolled Products (P&ARP)

This segment produces and provides coils and sheet to customers in the beverage and closures, automotive, customized industrial sheet solutions and high-quality bright surface product markets. It includes world-class rolling and recycling operations, as well as dedicated research and development capabilities. P&ARP operates 3 facilities in 2 countries.

Automotive Structures and Industry (AS&I)

AS&I focuses on specialty products and supplies a variety of hard and soft alloy extrusions, including technically advanced products, to the automotive, industrial, energy, electrical and building industries, and to manufacturers of mass transport vehicles and shipbuilders. AS&I serves major automotive and transportation manufacturers with innovative and cost-effective aluminium solutions using advanced technology. It develops and manufactures aluminium crash management systems, front-end components, cockpit carriers and Auto Body Sheet structural components. AS&I operates 17 facilities in 7 countries.

Holdings & Corporate

Holdings & Corporate include the net cost of Constellium’s head office in Schiphol-Rijk, its treasury center in Zurich and its other corporate support services functions in Paris.

Intersegment elimination

Intersegment trading is conducted on an arm’s length basis and reflects market prices.

Constellium CODM measures the profitability and financial performance of its operating segments based on Management Adjusted EBITDA (Management Adjusted EBITDA is defined as gross profit for the period less Selling and administrative expenses and Research and development expenses excluding amortization, depreciation and impairment less realized gains or losses on derivatives).

The accounting principles used to prepare the Company’s operating segment information are the same as those used to prepare the consolidated financial statements.

Segment Revenue

	Year ended December 31, 2012			Year ended December 31, 2011
(in millions of Euros)	Segment revenue	Inter segment elimination	Revenue Third and related parties	Segment revenue	Inter segment elimination	Revenue Third and related parties
A&T	1,188	(6)	1,182	1,024	(8)	1,016
P&ARP	1,561	(7)	1,554	1,633	(8)	1,625
AS&I	910	(49)	861	960	(50)	910
Holdings & Corporate	13	—	13	5	—	5

Total	3,672	(62)	3,610	3,622	(66)	3,556

Reconciliation of Management Adjusted EBITDA to Net income / (loss)

(in millions of Euros)	Year ended December 31, 2012	Year ended December 31, 2011
A&T	92	26
P&ARP	80	63
AS&I	40	20
Holdings & Corporate	(9)	(6)

Management Adjusted EBITDA	203	103

Ravenswood OPEB plan amendment	48	—
Swiss pension plan settlement	(8)	—
Ravenswood CBA renegotiation	(7)	—
Restructuring costs	(25)	(20)
Unrealized gains / (losses) on derivatives	61	(144)
Unrealized exchange (losses) / gains from the remeasurement of monetary assets and liabilities—net	(1)	4
Depreciation and impairment	(14)	(2)

Income / (loss) from operations	257	(59)

Other expenses	(3)	(102)
Finance costs—net	(60)	(39)
Share of profit of joint-ventures	(5)	—

Income / (loss) before income taxes	189	(200)

Income tax	(47)	34

Net income / (loss) from continuing operations	142	(166)

Net loss from discontinued operations	(8)	(8)

Net income / (loss)	134	(174)

Segment Capital expenditures

(in millions of Euros)	Year ended December 31, 2012	Year ended December 31, 2011
A&T	(42)	(40)
P&ARP	(39)	(26)
AS&I	(40)	(20)
Holdings & Corporate	(5)	(11)

Capital expenditures—Property, plant and equipment	(126)	(97)

Segment assets

Segment assets are comprised of total assets of Constellium by segment, less investments in joint ventures, deferred tax assets, other financial assets (including cash and cash equivalents) and assets of the disposal group classified as held for sale.

(in millions of Euros)	At December 31, 2012	At December 31, 2011
A&T	506	468
P&ARP	403	414
AS&I	238	240
Holdings & Corporate	91	130

Segment Assets	1,238	1,252

Unallocated:
Adjustments for investments in joint-ventures	2	1
Deferred tax assets	205	205
Other financial assets (including cash and cash equivalents)	186	148
Assets of disposal group classified as held for sale	—	6

Total Assets	1,631	1,612

Information about major customers

Included in revenue arising from the P&ARP segment for the period ended December 31, 2012 is revenue of approximately €441 million (period ended December 31, 2011: €503 million) which arose from sales to the Group’s largest customer. No other single customers contributed 10% or more to the Group’s revenue for both 2012 and 2011.

NOTE 5—INFORMATION BY GEOGRAPHIC AREA

The Group reports information by geographic area as follows: revenue from third and related parties are based on destination of shipments and property, plant and equipment are based on the physical location of the assets.

(in millions of Euros)	Year ended December 31, 2012	Year ended December 31, 2011
Revenue—third and related parties
France	596	590
Germany	1,073	1,089
United Kingdom	275	297
Switzerland	98	111
Other Europe	723	778
United States	471	379
Canada	56	46
Asia and Other Pacific	136	171
All Other	182	95

Total	3,610	3,556

(in millions of Euros)	At December 31, 2012	At December 31, 2011
Property, plant and equipment
France	134	81
Germany	58	32
Switzerland	15	13
Czech Republic	14	5
Other Europe	1	1
United States	77	63
Other	3	3

Total	302	198

NOTE 6—EXPENSES BY NATURE

(in millions of Euros)	Notes	Year ended December 31, 2012	Year ended December 31, 2011
Raw materials and consumables used(A)		(1,987)	(2,161)
Employee benefit expense	7	(697)	(650)
Energy costs		(140)	(139)
Repairs and maintenance expenses		(91)	(98)
Sub-contractors		(66)	(69)
Freight out costs		(66)	(64)
Consulting and audit fees		(43)	(54)
Operating supplies (non capitalized purchases of manufacturing consumables)		(58)	(52)
Operating lease expenses		(16)	(14)
Depreciation and impairment	14	(14)	(2)
Other expenses(B)		(202)	(181)

Total Cost of sales, Selling and administrative expenses and Research and development expenses		(3,380)	(3,484)

(A)	The Company manages fluctuations in raw materials prices in order to protect manufacturing margins through the purchase of derivative instruments (see Note 23—Financial Risk Management and Note 24—Financial Instruments).
(B)	These expenses include local taxes, packaging, dies and insurance.

These expenses are split as follows:

(in millions of Euros)	Year ended December 31, 2012	Year ended December 31, 2011
Cost of sales	(3,132)	(3,235)
Selling and administrative expenses	(212)	(216)
Research and development expenses	(36)	(33)

Total Cost of sales, Selling and administrative expenses and Research and development expenses	(3,380)	(3,484)

NOTE 7—EMPLOYEE BENEFIT EXPENSE

(in millions of Euros)	Notes	Year ended December 31, 2012	Year ended December 31, 2011
Wages and salaries(A)		(653)	(611)
Pension costs—defined benefit plans	21	(25)	(24)
Other post-employment benefits	21	(18)	(15)
Share equity plan expense	30	(1)	—

Total Employee benefit expense		(697)	(650)

(A)	Wages and salaries exclude restructurings costs and include social security contribution.

NOTE 8—OTHER GAINS / (LOSSES)—NET

(in millions of Euros)	Notes	Year ended December 31, 2012	Year ended December 31, 2011
Realized (losses) / gains on derivatives(A)		(45)	31
Unrealized gains / (losses) on derivatives at fair value through profit and loss—net(A)		61	(144)
Unrealized exchange (losses) / gains from the remeasurement of monetary assets and liabilities—net		(1)	4
Ravenswood OPEB plan amendment(B)	21	48	—
Swiss pension plan settlement(B)	21	(8)	—
Ravenswood CBA renegotiation(C)		(7)	—
Other—net		4	(2)

Total Other gains / (losses)—net		52	(111)

(A)	During the period ended December 31, 2012, there were no transactions with related parties relative to derivatives. During the period ended December 31, 2011, Rio Tinto was counterparty to our derivatives and realized gains with Rio Tinto amounted to €37 million. The gains/losses are made up of unrealized losses or gains on derivatives entered into with the purpose of mitigating exposure to volatility in foreign currency and LME prices (refer to Note 23—Financial Risk management for risk management description).
(B)	See Note 21—Pensions and other post-employment benefit obligations.
(C)	During the third quarter, Constellium Ravenswood Rolled Products entered into a period of renegotiation of the collective bargaining agreement (“CBA”). The negotiation and the settlement of the new CBA involved additional costs which would not be incurred in the ordinary course of business.

NOTE 9—CURRENCY GAINS (LOSSES)

The currency gains and losses are included in the consolidated financial statements as follows:

Consolidated income statement

(in millions of Euros)	Notes	Year ended December 31, 2012	Year ended December 31, 2011
Included in Cost of sales		1	3
Included in Other gains / (losses)—net		19	(59)
Included in Finance cost	10	(3)	(6)

Total		17	(62)

Realized exchange (losses) on foreign currency derivatives—net		(15)	(4)
Unrealized exchange gains / (losses) on foreign currency derivatives—net		35	(59)
Exchanges (losses) / gain from the remeasurement of monetary assets and liabilities—net		(3)	1

Total		17	(62)

Foreign currency translation reserve

(in millions of Euros)	Year ended December 31, 2012	Year ended December 31, 2011
Foreign currency translation reserve—January 1	(14)	—
Effect of exchange rate changes—net	1	(14)

Foreign currency translation reserve—December 31	(13)	(14)

See Note 23—Financial Risk Management and Note 24—Financial Instruments for further information regarding the Company’s foreign currency derivatives and hedging activities.

NOTE 10—FINANCE COSTS—NET

Finance costs—net are comprised of the following items:

(in millions of Euros)	Notes	Year ended December 31, 2012	Year ended December 31, 2011
Finance income:
Other finance income		4	2

Total Finance income		4	2

Finance costs:
Interest expense on borrowings and factoring arrangements(A)(B)	16, 19	(39)	(31)
Realized and unrealized losses on debt derivatives at fair value(C)		(18)	—
Realized and unrealized exchange losses on financing activities—net	9	(3)	(6)
Miscellaneous other interest expense		(4)	(4)

Total Finance costs		(64)	(41)

Finance costs—net		(60)	(39)

(A)	Includes: (i) interests related to the Term Loan and the U.S. Revolving Credit Facility (see Note 19—Borrowings); and (ii) interest and amortization of deferred financing costs related to the trade accounts receivable factoring programs (see Note 16—Trade Receivables and Other).

(B)	Interest on borrowings includes interest payable to related parties which amounted to €7 million for the period ended December 31, 2012 (€16 million for the period ended December 31, 2011). During the second quarter of 2012, Constellium entered into a new term loan facility and a new U.S. Revolving Credit Facility. These loans were used to repay the previous variable term loan facility and the previous U.S Revolving Credit Facility. Arrangement fees which were not amortized under the effective rate method were fully recognized as financial expenses during this period. This amounted to €7 million (€5 million related to the Term Loan and €2 million related to the U.S. Revolving Credit Facility (see Note 19—Borrowings).
(C)	The loss recognized reflects the negative change in the fair value of the cross currency interest rate swap (see Note 19—Borrowings).

NOTE 11—INCOME TAX

The current and deferred components of income tax are as follows:

(in millions of Euros)	Year ended December 31, 2012	Year ended December 31, 2011
Current tax expense	(31)	(31)
Deferred tax (expense) / benefit	(16)	65

Total income tax (expense) / benefit	(47)	34

Using a composite statutory income tax rate applicable by tax jurisdiction, the income tax can be reconciled as follows:

(in millions of Euros)	Year ended December 31, 2012	Year ended December 31, 2011
Profit / (loss) before income tax	189	(200)
Composite statutory income tax rate applicable by tax jurisdiction	38.6%	33.5%
Income tax (expense) / benefit calculated at composite statutory tax rate applicable by tax jurisdiction	(73)	67

Tax effect of:
Tax gains / (losses) not recognized as deferred tax assets	25	(24)
Other(A)	1	(9)
Income tax (expense)/benefit	(47)	34

Effective income tax rate	25%	17%

(A)	Mainly relating to non-recurring items (acquisition costs considered as non-deductible in certain jurisdictions).

NOTE 12—EARNINGS PER SHARE

We maintain three classes of shares: Class A ordinary, Class B1 ordinary and Class B2 ordinary. We maintain separate share premium reserves and dividend reserves for each of these classes of shares. Distributions from each of these reserves may only be made following the approval of the holders of the relevant class of shares and, with respect to the Class B2 reserves, by our board of directors. The entitlement of each class of shares to the relevant share premium reserves may differ depending on the share premium that the holders of shares of such class have contributed. All profits of the Company are reserved and allocated to the dividend reserve for each class of shares (i.e., Class A ordinary, Class B1 ordinary and Class B2 ordinary) on a pro rata basis to reflect the total number of shares of each class outstanding. Our board of directors may resolve to distribute dividends after approval of the Company’s annual accounts or interim dividends, which may be subject to return until approval of the Company’s annual accounts for the relevant year.

Earnings

(in millions of Euros)	Year ended December 31, 2012	Year ended December 31, 2011
Net Income / (loss) attributable to equity holders of the parent	132	(175)
Earnings attributable to equity holders of the parent used to calculate basic and diluted earnings per share	132	(175)

Earnings used to calculate basic and diluted earnings per share from continuing operations	140	(167)
Earnings used to calculate basic and diluted earnings per share from discontinued operations	(8)	(8)

Number of shares—after pro rata share issuance

Pro rate share issuance

On [—], 2013, the Company’s Board of Directors declared an issuance of an additional 22.8 shares for each outstanding share.

Our earnings per share numbers have been retroactively adjusted to reflect this pro rata issuance of shares as if it had occurred on January 4, 2011.

	Year ended December 31, 2012	Year ended December 31, 2011
Weighted average number of ordinary shares used to calculate basic earnings per share(A)	89,442,416	89,338,433
Effect of other dilutive potential ordinary shares(B)	—	—

Weighted average number of ordinary shares used to calculate diluted earnings per share	89,442,416	89,338,433

(A)	Based on the total number of all classes of shares (“A”, “B1” and “B2”), given their equal rights to profit allocation and dividends adjusted for the pro rata share issuance (see Note 18). This does not reflect the issuance of 5 preference shares (see Note 33).
(B)	As at December 31, 2012, no instruments have been issued that may potentially have a dilutive effect.

Earnings per share

(in Euros)	Year ended December 31, 2012	Year ended December 31, 2011
From continuing and discontinued operations
Basic	1.5	(2.0)
Diluted	1.5	(2.0)
From continuing operations
Basic	1.6	(1.9)
Diluted	1.6	(1.9)
From discontinued operations
Basic	(0.1)	(0.1)
Diluted	(0.1)	(0.1)

NOTE 13—INTANGIBLE ASSETS (including GOODWILL)

Goodwill in the amount of €11 million (relating solely to the acquisition of the entities and business of Rio Tinto Engineered Aluminium Products on January 4, 2011) has been allocated to the Group’s operating segment Aerospace and Transportation (“A&T”) for €5 million, Packaging and Automotive Rolled Products (“P&ARP”) for €4 million and Automotive Structures and Industry (“AS&I”) for €2 million.

During the years ended December 31, 2012 and 2011, no other material movements occurred in intangible assets, including goodwill.

Impairment tests for goodwill

As of December 31, 2012 and 2011, the recoverable amount of the operating segments has been determined based on value-in-use calculations and significantly exceeded their carrying value.

NOTE 14—PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment balances and movements are comprised as follows:

(in millions of Euros)	Buildings	Machinery and Equipment	Construction Work in Progress	Other	Total
Net balance at January 1, 2012	10	46	130	12	198
Additions	3	23	94	2	122
Disposals	—	(2)	—	—	(2)
Depreciation expense	(1)	(7)	—	(3)	(11)
Impairment losses	—	(3)	—	—	(3)
Transfer during the year	8	99	(109)	2	—
Exchange rate movements	—	(2)	—	—	(2)
Net balance at December 31, 2012	20	154	115	13	302

At December 31, 2012
Cost	21	165	115	16	317
Less accumulated depreciation and impairment	(1)	(11)	—	(3)	(15)

Net balance at December 31, 2012	20	154	115	13	302

(in millions of Euros)	Buildings	Machinery and Equipment	Construction Work in Progress	Other	Total
Net balance at January 1, 2011	—	—	—	—	—
Property, plant and equipment acquired through business combinations	—	—	91	—	91
Additions	7	22	72	6	107
Depreciation expense	—	(1)	—	—	(1)
Transfer during the year	3	25	(35)	6	(1)
Exchange rate movements	—	—	2	—	2
Net balance at December 31, 2011	10	46	130	12	198

At December 31, 2011
Cost	10	47	130	12	199
Less accumulated depreciation and impairment	—	(1)	—	—	(1)

Net balance at December 31, 2011	10	46	130	12	198

Depreciation expense and impairment losses

Total depreciation expense and impairment losses relating to property, plant and equipment are included in the Consolidated Income Statement as follows:

(in millions of Euros)	Year ended December 31, 2012	Year ended December 31, 2011
Cost of sales	(8)	(1)
Selling and administrative expenses	(6)	—

Total	(14)	(1)

The amount of contractual commitments for the acquisition of property, plant and equipment is disclosed in Note 26—Commitments.

NOTE 15—INVENTORIES

Inventories are comprised of the following:

(in millions of Euros)	At December 31, 2012	At December 31, 2011
Finished goods	113	140
Work in progress	148	115
Raw materials	114	152
Stores and supplies	20	22
NRV adjustments	(10)	(7)

Total Inventories	385	422

Constellium records inventories at the lower of cost and net realizable value (NRV). Increases / (decreases) in the NRV adjustments on inventories are included in Cost of sales in the Consolidated Income Statement.

NOTE 16—TRADE RECEIVABLES AND OTHER

Trade receivables and other are comprised of the following:

	At December 31, 2012		At December 31, 2011
(in millions of Euros)	Non-current	Current	Non-current	Current
Trade receivables—third parties—gross	—	388	—	423
Impairment allowance	—	(3)	—	(1)

Trade receivables—third parties—net	—	385	—	422
Trade receivables—related parties	—	1	—	1

Total Trade receivables—net	—	386	—	423

Finance lease receivables	36	6	42	6
Deferred financing costs—net of amounts amortized	7	3	9	4
Financial receivables (factoring)	—	—	—	9
Deferred tooling related costs	3	11	—	10
Other(A)	18	70	40	77

Total Other receivables	64	90	91	106

Total Trade receivables and Other	64	476	91	529

(A)	Includes at December 31, 2012 (i) €5 million cash pledged to financial counterparties for the issuance of guarantees (cash will remain restricted for as long as the guarantees remain issued by the financial counterparties) and (ii) €8 million relating to a pledge given to the State of West Virginia as a guarantee for certain workers’ compensation obligations for which the company is self-insured.

Ageing

The ageing of total trade receivables—net is as follows:

(in millions of Euros)	At December 31, 2012	At December 31, 2011
Current	371	398
1 – 30 days past due	11	20
30 – 60 days past due	2	2
61 – 90 days past due	—	1
Greater than 91 days past due	2	2

Total Trade receivables—net	386	423

Impairment allowance

The Group periodically reviews its customers’ account ageing, credit worthiness, payment histories and balance trends in order to evaluate trade accounts receivable for impairment. Management also considers whether changes in general economic conditions and in the industries in which the Group operates in particular, are likely to impact the ability of the Group’s customers to remain within agreed payment terms or to pay their account balances in full.

Revisions to the impairment allowance arising from changes in estimates are included as either additional allowance or recoveries, with the offsetting expense or income included in Selling and administrative expenses. An impairment allowance amounting to €(2) million was recognized during the year ended December 31, 2012 (€1 million during the year ended December 31, 2011).

None of the other amounts included in Other receivables was deemed to be impaired.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable shown above. The Group does not hold any collateral from its customers or debtors as security.

Currency concentration

The composition of the carrying amounts of total trade receivables—net by currency is shown in Euro equivalents as follows:

(in millions of Euros)	At December 31, 2012	At December 31, 2011
Euro	213	244
US dollar	153	153
Swiss franc	7	14
Other currencies	13	12

Total Trade receivables—net	386	423

Factoring arrangements

On January 4, 2011, the Group entered into five-year factoring arrangements with third parties for the sale of certain of the Group’s accounts receivable in Germany, Switzerland and France. Under these programs, Constellium agrees to sell to the factor eligible accounts receivable, for working capital purposes, up to a maximum financing amount of €300 million, allocated as follows:

•	€100 million collectively available to Germany and Switzerland; and

•	€200 million available to France.

Under these arrangements, the accounts receivable are sold with recourse. Sales of these receivables do not qualify for de-recognition under IAS 39—Financial Instruments: Recognition and Measurement, as the Group retains substantially all of the associated risks and rewards.

In December 2011 and 2012, the Group entered into specific arrangements with certain of its customers in connection with its factoring agreements in order for the factor to purchase receivables on a non-recourse basis and to allow the partial derecognition of some receivables (90% of the related receivables). The Group kept a residual risk of 10% on these receivables in the case of a default event. The portion of these receivables corresponding to the retained risk, amounting to €6 million as of December 31, 2012 has not been derecognized (€4 million as of December 31, 2011).

The total carrying amount of the original assets factored as of December 31, 2012 is €337 million (December 31, 2011: €348 million), of which €286 million (December 31, 2011: €310 million) is recognized on the Consolidated Statement of Financial Position. As at December 31, 2012, there was no amount due to the factor relating to trade account receivables sold (December 31, 2011: €58 million, reflected in current liabilities in the Consolidated Statement of Financial Position) (see Note 19—Borrowings).

Interest costs and other fees

Under both the Germany/Switzerland and France factoring agreements, interest is charged at the three-month EURIBOR (Euro Interbank Offered Rate) or LIBOR (London Interbank Offered Rate) rate plus 2.25% and is payable monthly. Other fees include an unused facility fee of 1% per annum (calculated based on the unused amount of the net position, as defined in the agreements). Additional factoring commissions and administration fees (based on the volume of sold receivables) are also assessed and payable monthly.

During the year ended December 31, 2012, Constellium incurred €8 million in interest and other fees (€13 million during the year ended December 31, 2011) from these arrangements that are included as finance costs (see Note 10—Finance Costs—Net).

Additionally, under each of the factoring agreements, the Group paid a one-time, up-front arrangement fee of 2.25% of the aggregate maximum financing amount of €300 million (for both agreements), which totaled €7 million. These arrangement fees plus an additional €7 million in legal and other fees related to the factoring agreements are being amortized as finance costs over a period of five years (see Note 10—Finance Costs—Net). During the year ended December 31, 2012, €3 million of such costs was amortized as finance costs (€3 million during the year ended December 31, 2011). At December 31, 2012, the Group had €8 million (€11 million as at December 31, 2011) in unamortized up-front and legal fees related to the factoring arrangements (included in deferred financing costs).

Covenants

The factoring arrangements contain certain affirmative and negative covenants, including relating to the administration and collection of the assigned receivables, the terms of the invoices and the exchange of information, but do not contain restrictive financial covenants other than a Group level minimum liquidity covenant that is tested quarterly. The Group was in compliance with all applicable covenants as of and for the year ended December 31, 2012.

Intercreditor agreement

On January 4, 2011, the Group entered into an Intercreditor Agreement between the French, German and Swiss sellers of the Group’s receivables under the various accounts receivable factoring programs described above and the purchasers of those receivables.

In accordance with the requirements of the Intercreditor Agreement, the parent company of the sellers has guaranteed amounts sold under the factoring program to the purchasers of such accounts receivable. The Intercreditor Agreement also places limitations on prepayments of the Term Loan facility and requires, in certain circumstances, certain capital contributions to Constellium Rolled Products—Ravenswood LLC (see Note 19—Borrowings).

The Intercreditor Agreement remains in effect for any seller of receivables until all of the factoring agreements for such seller are terminated.

Deferred financing costs

The Group incurs certain financing costs with third parties associated with its factoring arrangements and U.S. Revolving Credit facility. Amortization of these deferred finance costs is included in Finance costs—net in the Consolidated Income Statement.

Costs incurred and amortization recognized throughout the periods presented are shown in the table below.

	Year ended December 31, 2012			Year ended December 31, 2011
(in millions of Euros)	Factoring Arrangements	US Revolving Credit facility	Total	Factoring Arrangements	US Revolving Credit facility	Total
Financing costs incurred and deferred
Up-front facility arrangement fees	7	3	10	7	2	9
Other direct expenses	7	2	9	7	1	8

Total incurred and deferred	14	5	19	14	3	17

Less: amounts amortized during the year
2012	(3)	(2)	(5)	—	—	—
2011	(3)	(1)	(4)	(3)	(1)	(4)

Deferred financing costs at December 31	8	2	10	11	2	13

Finance lease receivables

The Company is the lessor on certain finance leases with third parties for certain of its property, plant and equipment located in Sierre, Switzerland and Teningen,Germany. The following table shows the reconciliation of the Group’s gross investments in the leases to the net investment in the leases as at December 31, 2011 and 2012.

	Year ended December 31, 2012			Year ended December 31, 2011
(in millions of Euros)	Gross investment in the lease	Unearned interest income	Net investment in the lease	Gross investment in the lease	Unearned interest income	Net investment in the lease
Within 1 year	8	(2)	6	8	(2)	6
Between 1 and 5 years	28	(3)	25	29	(4)	25
Later than 5 years	11	—	11	17	—	17

Total Finance lease receivables	47	(5)	42	54	(6)	48

Interest received in the year ended December 31, 2012 totaled €2 million (€2 million for the year ended December 31, 2011).

NOTE 17—CASH AND CASH EQUIVALENTS

(in millions of Euros)	At December 31, 2012	At December 31, 2011
Cash in bank and on hand	140	103
Deposits	2	10

Total Cash and cash equivalents	142	113

As at December 31, 2012, cash in bank and on hand includes a total of €5 million held by subsidiaries that operate in countries where capital control restrictions prevent the balances from being available for general use by the Group (€3 million as at December 31, 2011).

NOTE 18—SHARE CAPITAL

On May [x] 2013, the Group effected a pro rata share issuance of ordinary shares to our existing shareholders, which will be implemented through the issuance of 22.8 new ordinary shares to each outstanding ordinary shares. This pro rata share issuance has been retroactively effected in the earnings per share calculation as described in Note 12.

At December 31, 2012 and December 31, 2011	Class “A” Shares(1)	Class “A” Shares —after pro rata share issuance	Subscription Amount (in millions of US dollars)	Subscription Amount (in millions of Euros)
Apollo Funds	1,800,045	42,847,555	64	48
Rio Tinto	1,376,505	32,765,777	49	36
FSI	352,950	8,401,481	12	9
Other	167,697	3,612,411	7	5

Total	3,697,197	87,627,224	132	98

(1)	Prior to the pro rata share issuance

	Number of shares			In millions of Euros
	“A” Shares	“B1” Shares	“B2” Shares	Share capital	Share premium
Authorized:
As of January 1, 2011	9,000,000	—	—	—	—
Ordinary Shares redeemed	(9,000,000)	—	—	—	—
Shares authorized	17,300,000	100,000	100,000	—	—

As of December 31, 2011	17,300,000	100,000	100,000	—	—

Movements during the year ended December 31, 2012	—	—	—	—	—

As of December 31, 2012	17,300,000	100,000	100,000	—	—

As of December 31, 2012 and 2011—after pro rata share issuance—our authorized share capital was 4,000,000

Issued and Fully Paid:
As of January 1, 2011(A)	1,800,000	—	—	—	—
Redeemed at par on January 4, 2011	(1,800,000)	—	—	—	—
Issued on January 4, 2011	3,529,500	—	—	—	93
Issued for the MEP[1] on April 12, 2011	148,998	—	82,032	—	4
Issued for the MEP on July 19, 2011	18,699	—	9,652	—	1

As of December 31, 2011	3,697,197	—	91,684	—	98

Shares converted during the year ended December 31, 2012	—	13,666	(13,666)	—	—

As of December 31, 2012	3,697,197	13,666	78,018	—	98

As of December 31, 2011—after pro rata share issuance	87,627,224	815,252	1,002,381
As of December 31, 2012—after pro rata share issuance	87,627,224	851,003	964,189

[1]	MEP: Management equity plan

(A)	Designated as Ordinary Shares until January 4, 2011 when the class was amended to A shares.

On January 4, 2011 (the “Closing Date”), Constellium amended its authorized capital by: (i) amending the class of its ordinary shares to class A shares; (ii) authorizing a total of 17.3 million class A shares and (iii) authorizing 0.1 million shares each of class B1 and B2 shares.

All of the Company’s shares have a stated nominal value of €0.01 per share. All shares attract one vote and none are subject to any vesting restrictions.

According to Dutch law and the articles of association of Constellium Holdco B.V, the following characterizations, rights and obligations are attached to the shares:

•	Constellium Holdco B.V shares are divided in three classes: A shares, B1 shares and B2 shares;

•	A shares can be held by anyone approved by the general meeting of shareholders; and

•	B1 shares and/or B2 shares can only be held by (i) German limited partnerships which have entered into an agreement pursuant to a management equity plan, or (ii) the Company itself.

As described in Note 30—Share Equity Plan, in connection with the implementation of a management equity plan for Constellium management (the “MEP”) in the beginning of 2011, Omega Management GmbH & Co. KG, a German limited partnership (“Management KG”), was formed to hold B1 and B2 shares in accordance with the articles of association of Constellium Holdco B.V. Although the B1 and B2 shares held by Management KG are not themselves subject to any vesting restrictions, under the terms of the MEP, vested limited partnership interests in Management KG (“MEP interests”) are attributable to B1 shares held by Management KG, while unvested MEP interests are attributable to B2 shares held by Management KG.

The class A shares, class B1 shares and Class B2 shares are entitled to an equal profit allocation. Separate share premium reserves and dividend reserves are maintained for each of the classes of shares. Upon the vesting of unvested MEP interests attributable to B2 shares held by Management KG and the associated conversion of such B2 shares to B1 shares, the corresponding amount of allocated profits in the B2 dividend reserve is transferred to the B1 dividend reserve. Distributions from each of the A, B1 and B2 dividend reserves may only be made following the approval of the board of directors and the holders of the relevant class of shares, as appropriate, in accordance with the Constellium Holdco B.V. articles of association.

If the unvested MEP interests are no longer capable of vesting (the vesting conditions being summarized in Note 30—Share Equity Plan) and thus the related B2 shares are not converted into B1 shares, these B2 shares will continue to be held by Management KG and such MEP interests may be re-granted for a new vesting period (as defined in Note 30—Share Equity Plan) together with the previously accumulated profits in the B2 dividend reserve.

NOTE 19—BORROWINGS

	At December 31, 2012			At December 31, 2011
(in millions of Euros)	Interest Rate	Non- current	Current	Interest Rate	Non- current	Current
Variable rate term loan facility
Constellium Holdco II, B.V.	—	—	—	10.50%	138	3
Floating rate term loan facility (due May 2018)(A)
Constellium Holdco B.V.	11.8%	136	2	—	—	—
Amounts due to factors related to trade accounts receivable
Various entities in Germany, Switzerland and France	—	—	—	—	—	58
U.S. Revolving Credit Facility(B)
Constellium Rolled Products Ravenswood LLC	3.21%	—	16	6.75%	—	12
Others
Other miscellaneous	—	4	—	—	3	—

Total Borrowings		140	18		141	73

(A)	Represents amounts drawn under the new term loan facility totaling €138 million net of financing costs related to the issuance of the debt totaling €13 million at December 31, 2012.
(B)	Represents amounts drawn under the revolving line of credit totaling €16 million at December 31, 2012 (€12 million at December 31, 2011).

Floating rate term loan facility

On May 25, 2012, Constellium entered into a $200 million (equivalent to €151 million at the period end exchange rate) six-year floating rate term loan facility maturing in May 2018. The proceeds were primarily used to repay the Variable rate term loan facility provided by Apollo Omega and FSI on January 4, 2011, which was therefore terminated as discussed below.

The term loan is guaranteed by certain of the Group subsidiaries. The term loan facility includes negative, affirmative and financial covenants.

Interest

The interest rate under the term loan facility is the applicable US Dollar interest rate (US Dollar LIBOR) for the interest period subject to a floor of 1.25% per annum, plus a margin of 8% per annum.

Cross-currency interest rate swap

Constellium entered into a cross-currency interest rate swap to hedge the term loan which converted a $200 million notional and floating USD interest (being the aggregate of the greater of 3-month USD-LIBOR and a floor of 1.25% plus a spread of 8%) into a €162 million notional with floating EUR-interest (being the aggregate of the greater of a 3-month Euribor and a floor of 1.25% plus a spread of 8.64%).

On December 31, 2012, the notional of this cross-currency interest rate swap decreased to an amount of $149 million. The remaining balance of the term loan is hedged by simple rolling foreign exchange forwards.

Financing cost

A $6 million (equivalent to €5 million at the issue date of the term loan) original issue discount (OID) was deducted from the term loan. Constellium Holdco B.V. received a net amount of $194 million (€154 million at the issue date of the term loan). In addition, the Group incurred debt fees of €10 million. Debt fees and OID are integrated in the effective interest rate of the term loan. Interest expenses are included in finance costs.

Covenants

The Term Loan contains customary terms and conditions, including amongst other things, negative covenants limiting the Group’s ability to incur debt, grant liens, enter into sale and lease-back transactions, make investments, loans and advances, make acquisitions, sell assets, pay dividends and other restricted payments, prepay certain debt, merge, consolidate or amalgamate and engage in affiliate transactions.

In addition, the Term Loan requires the Group to maintain a ratio of consolidated secured net debt to EBITDA (as defined in the Term Loan agreement). The Group was in compliance with all applicable covenants as of and for the year ended December 31, 2012.

Variable rate term loan facility

On January 4, 2011, the Group entered into a $275 million, five year variable rate term loan facility, with a minimum rate of 10.5% with Apollo Omega and FSI. The term loan Facility provided for an additional $125 million of uncommitted loans in the event of Constellium insolvency, as defined under the Term Loan agreement. At December 31, 2011, the Group had utilized $185 million (equivalent to €143 million at the year-end exchange rate) of the Term Loan.

In 2012, the Group repaid $185 million of the term loan facility (€148 million at the date of repayment) with the proceeds from the new term loan facility entered into on May 25, 2012 and thereafter this facility was terminated.

Interest and Financing costs

Under the Term Loan Facility, interest was charged for each utilized loan at a rate equal to a margin of 8.5% plus the greater of either the six-month USD-based LIBOR (London Interbank Offer Rate) rate or 2.0%.

As of December 31, 2011, the Group had incurred debt fees of €6 million and other Term Loan Facility related expenses of €1 million (totaling €7million); €2 million of which was integrated in the effective interest rate of the term loan. Interest expenses were included in Finance costs.

All unamortized debt fees and exit fees linked to this term loan were recognized as financial expenses during the year 2012. They amounted to €4 and €3 million respectively (see Note 10—Finance Costs—Net).

New U.S. Revolving Credit Facility

On May 25, 2012, Constellium Holdco II B.V., Constellium Holdings I, LLC and Constellium Rolled Products Ravenswood, LLC subsidiaries of Constellium Holdco B.V entered into a $100 million (equivalent to €76 million at the period closing end rate), five-year secured asset-based variable rate revolving credit facility and letter of credit facility (“the ABL facility”). The proceeds from this ABL facility were used to repay amounts owed under the previous ABL facility entered into by Constellium Rolled Product Ravenswood, LLC on January 4, 2011.

Certain assets of the Borrower have been pledged as collateral for the ABL Facility.

At December 31, 2012, the Group has not utilised any letter of credit (at the year ended December 31, 2011: $12 million, equivalent to €9 million at the year-end exchange rate). A fronting fee of 0.125% per annum of the face amount of each letter of credit is expensed as incurred and payable in arrears on the last day of each calendar quarter after the letter of credit issuance.

At December 31, 2012, the Group had $66 million (equivalent to €50 million at the period closing end rate) of unused borrowing availability under the ABL Facility.

Interest

Under the ABL Facility, interest charged is dependent upon the type of loan as follows:

(a)	Base Rate Loans will bear interest at an annual rate equal to the sum of an applicable margin comprised between 1% and 1.5% of the base rate, which is the greater of: (i) the prime rate in effect on any given day; (ii) the federal funds rate in effect on any given day plus 0.5% and (iii) the British Banker Association LIBOR Rate (BBA LIBOR);

(b)	Eurodollar Rate Loans will bear interest at an annual rate equal to the sum of the Eurodollar Rate (essentially LIBOR) plus the applicable margin comprised between 2% and 2.5%; and

(c)	Any other obligations will bear interest at an annual rate equal to the base rate plus the applicable margin of 2%.

Financing costs

•	Former ABL Facility

During the year ended December 31, 2011 the Group incurred non-refundable, up-front fees of €2 million and other ABL facility related expenses of €1 million (totaling €3 million). At December 31, 2011, these fees were included in Deferred financing costs—non-current (included in Trade receivables and other). They have been fully amortized as interest expense in 2012, included in Finance costs—net.

•	New ABL facility

During the period ended December 31, 2012, the Group incurred ABL facility related expenses of €3 million, included in Deferred financing costs – non-current (included in Trade receivables and other) in the Consolidated Statement of Financial Position at December 31, 2012. Such fees are being amortized as interest expense included in Finance costs—net.

Covenants and restrictions

•	Former ABL Facility

The former ABL Facility included customary affirmative and negative covenants including covenants with respects to the Group’s financial statements, litigation and other reporting requirements, insurance, payments of taxes, and employee benefits.

Additionally, the former ABL Facility included customary negative covenants including limitations on the ability of the ABL Borrower and its immediate parent to make certain restricted payments, incur additional indebtedness, sell certain assets, enter into sale and leaseback transactions, make investments, pay dividends and distributions, engage in mergers, amalgamations or consolidations, engage in certain transactions with affiliates, or prepay certain indebtedness.

Under the former ABL Facility, Constellium Rolled Products Ravenswood, LLC was required to restrict its cumulative cash outflows (defined as EBITDA plus or minus certain cash adjustments). For the period from January 1, 2011 through December 31, 2011, Constellium Rolled Products Ravenswood, LLC was not in compliance with this covenant.

In February 2012, Constellium Rolled Products Ravenswood, LLC and the lenders agreed a waiver in respect of the specific default.

•	New ABL facility

This facility contains a minimum availability covenant that requires Constellium Rolled Products Ravenswood, LLC to maintain excess availability of at least the greater of (a) $10 million and (b) 10% of the aggregate revolving loan commitments. It also contains customary events of default.

Constellium Rolled Products Ravenswood, LLC was in compliance with all applicable covenants as of and for the year ended December 31, 2012.

Currency concentration

The composition of the carrying amounts of total non-current and current borrowings due to third and related parties (excluding unamortized debt financing costs) in Euro equivalents is denominated in the currencies shown below:

(in millions of Euros)	At December 31, 2012	At December 31, 2011
US dollar	153	172
Euro	5	47

Total borrowings excluding unamortized debt financing costs	158	219

NOTE 20—TRADE PAYABLES AND OTHER

Trade payables and other are comprised of the following:

	At December 31, 2012		At December 31, 2011
(in millions of Euros)	Non-Current	Current	Non-Current	Current
Trade payables
Third parties	—	397	—	452
Related parties	—	85	—	12

Total Trade payables	—	482	—	464

Other payables	1	18	—	25
Employees entitlements	5	144	3	130
Deferred revenue	20	10	—	29
Taxes payable other than income tax	—	2	—	15

Total Other	26	174	3	199

Total Trade payables and other	26	656	3	663

NOTE 21—PENSION AND OTHER POST-EMPLOYMENT BENEFIT OBLIGATIONS

For the years ended December 31, 2012 and 2011, actuarial valuations were performed with the support of an independent expert and are reflected in the consolidated financial statements as described in Note 2.6—Principles governing the preparation of the consolidated financial statement.

Description of plans

The Group operates a number of pension, other post-employment benefits and other long-term employee benefit plans. Some of these plans are defined contribution plans and some are defined benefit plans, with assets held in separate trustee-administered funds.

Pension plans

Constellium’s pension obligations are in the US, Switzerland, Germany, and France. Pension benefits are generally based on the employee’s service and highest average eligible compensation before retirement, and are periodically adjusted for cost of living increases, either by company practice, collective agreement or statutory requirement.

Other post-employment benefits (OPEB)

The Group provides health and life insurance benefits to retired employees and in some cases to their beneficiaries and covered dependents, mainly in the US. Eligibility for coverage is dependent upon certain age and service criteria. These benefit plans are unfunded.

Other long-term employee benefits

Other long term employee benefits include jubilees in France and Switzerland, other long-term disability benefits in the US and medical care in France.

Main events of the year

During the fourth quarter of 2012, the Group implemented certain plan amendments that had the effect of reducing benefits for the participants in the Constellium Rolled Products Ravenswood Retiree Medical and Life Insurance Plan. These amendments resulted in the immediate recognition in Other gains / (losses)—net of €48 million of negative past service cost for the portion attributable to current retirees for which the benefits were vested and €10 million of unrecognized past service cost for the portion attributable to future retirees for which the benefits were not vested.

In 2012, the Group withdrew from the foundation which administered its employees benefit plans in Switzerland and joined a commercial multi-employer foundation. This change led to a partial liquidation which triggered a settlement. Consequently, related assets and liabilities were transferred to the new foundation and employees’ benefits were also adjusted. The settlement resulted in a €8 million loss recognized in Other gains / (losses)—net.

Actuarial assumptions:

	Year ended December 31, 2012				Year ended December 31, 2011
	Rate of increase in salaries	Rate of increase in pensions	Discount rate	Inflation	Rate of increase in salaries	Rate of increase in pensions	Discount rate	Inflation
Switzerland	2.00%	—	1.95%	1.25%	2.00%	—	2.35%	—
USA	3.80%	—	—	—	3.80%	—	—	—
Hourly pension	—	1.10%	4.15%	—	—	2.30%	4.95%	—
Salaried pension	—	—	4.35%	—	—	—	5.05%	—
OPEB(A)	—	—	4.05%	—	—	—	4.95%	—
France	2.50%	2.00%	3.20%	2.00%	2.00%	2.10%	4.50%	2.00%
Germany	2.75%	2.10%	3.20%	2.10%	2.75%	2.10%	4.50%	2.00%

(A)	Other main financial assumptions used for the OPEB (healthcare plans, which are predominantly in the US), were:

•	medical trend rate: 7.00 % reducing to 5.00 % by the year 2020 (pre 65: 7.50% starting in 2013 reducing to 5.00% by 2020, post 65: 7.00% starting in 2013 grading down to 5.00% by 2020), and

•	claims cost based on individual company experience.

For both pension and healthcare plans, the post-employment mortality assumptions allow for future improvements in life expectancy.

An increase in Assumed Health Care Trend Rates of 1% would result in an increase in the estimated Welfare liability of €8 million (€20 million for the year ended December 31, 2011) and a decrease in Assumed Health Care Trend Rates of 1% would result in a decrease in the estimated Welfare liability of €7 million (€17 million for the year ended December 31, 2011).

Expected Long-term rate of return

	Year ended December 31, 2012		Year ended December 31, 2011
	Switzerland	USA	Switzerland	USA
Weighted average rate	3.20%	7.00%	3.4%	7.5%

The expected rate of return on pension plan assets is determined as management’s best estimate of the long-term returns of the major classes of assets—equities, bonds, property and other—weighted by the actual allocation of assets among the categories at the measurement date. The expected rate of return is calculated using geometric averaging. The expected rates of return shown have been reduced to allow for plan expenses including, where appropriate, taxes incurred on investment returns within pension plans. The sources used to determine management’s best estimate of long-term returns are numerous and include country-specific bond yields, which may be derived from the market using local bond indices or by analysis of the local bond market, and country-specific inflation and investment market expectations derived from market data and analysts’ or governments’ expectations as applicable.

Amounts recognized in the Consolidated Statement of Financial Position

	At December 31, 2012			At December 31, 2011
(in millions of Euros)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Present value of funded obligation	(533)	—	(533)	(505)	—	(505)
Fair value of plan assets	267	—	267	287	—	287

Deficit of funded plans	(266)	—	(266)	(218)	—	(218)
Present value on unfunded obligation	(111)	(234)	(345)	(89)	(271)	(360)

Unrecognized past service cost	—	(10)	(10)	—	—	—

Net liability arising from defined benefit obligations	(377)	(244)	(621)	(307)	(271)	(578)

Movements in the present value of the Defined Benefit Obligations

(in millions of Euros)	Year ended December 31, 2012	Year ended December 31, 2011
Defined Benefit Obligations at beginning of year	(865)	—
Net increase in liabilities from acquisitions/disposals	—	(839)
Current service cost	(20)	(21)
Interest cost	(35)	(36)
Actual plan participants’ contributions	(5)	(5)
Past service cost	56	—
Curtailments	—	2
Settlements	20	—
Transfers	—	1
Actual benefits paid out	46	33
Actuarial (losses) / gains on plan liabilities	(81)	18
Exchange rate gain / (loss)	6	(18)

Defined Benefit Obligations at end of year	(878)	(865)

Of which:
Funded	(533)	(505)
Unfunded	(345)	(360)

Movements in the fair value of plan assets

(in millions of Euros)	Year ended December 31, 2012	Year ended December 31, 2011
Plan assets at beginning of year	287	—
Net increase in assets from acquisitions	—	295
Expected return on plan assets	13	15
Actuarial (losses) on plan assets	(4)	(44)
Actual employer contributions	40	41
Actual plan participants’ contributions	5	5
Actual benefits paid out	(46)	(33)
Settlements	(28)	—
Exchange rate gain	—	8

Fair value of plan assets at end of year	267	287

Variation of the net pension liabilities

	At December 31, 2012			At December 31, 2011
(in millions of Euros)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Net (liability) recognized at beginning of year	(307)	(271)	(578)	—	—	—
Effect of acquisitions	—	—	—	(282)	(262)	(544)
Total amounts recognized in the Consolidated Income Statement	(32)	28	(4)	(24)	(15)	(39)
Total amounts recognized in the SoCI	(66)	(19)	(85)	(25)	(1)	(26)
Actual employer contributions	26	14	40	28	13	41
Exchange rate loss/(gain)	2	4	6	(4)	(6)	(10)

Net liability recognized at end of year	(377)	(244)	(621)	(307)	(271)	(578)

Amounts recognized in the Consolidated Income Statement

	Year ended December 31, 2012			Year ended December 31, 2011
(in millions of Euros)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Current service cost	(15)	(5)	(20)	(17)	(4)	(21)
Interest cost	(22)	(13)	(35)	(24)	(12)	(36)
Expected return on plan assets	13	—	13	15	—	15
Immediate recognition of gains arising over the year	—	1	1	—	1	1
Past service cost	20	45	65	—	—	—
Loss arising from plan settlements	(28)	—	(28)	—	—	—
Other gains (including curtailments)	—	—	—	2	—	2

Total (costs)/income recognized in Income Statement	(32)	28	(4)	(24)	(15)	(39)

The expenses shown in this table are included as employee costs in the Consolidated Income Statement within employee benefit expense and in Other gains / (losses)—net (see Note 7—Employee Benefit Expense and Note 8—Other Gains / (Losses)—Net).

Analysis of amounts recognized in the Consolidated Statement of Comprehensive Income (SoCI)

	At December 31, 2012			At December 31, 2011
(in millions of Euros)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Cumulative amount of losses recognized in the SoCI at beginning of year	26	1	27	—	—	—
Liability losses due to changes in assumptions	60	24	84	9	—	9
Liability experience losses / (gains) arising during the year	2	(5)	(3)	(28)	1	(27)
Asset losses arising during the year	4	—	4	45	—	45

Total loss recognized in SoCI	66	19	85	26	1	27

Cumulative amount of losses recognized in the SoCI at end of year	92	20	112	26	1	27

Defined benefit obligations by countries

(in millions of Euros)	At December 31, 2012	At December 31, 2011
France	(119)	(94)
Germany	(136)	(118)
Switzerland	(205)	(206)
United States	(418)	(447)

Defined Benefit Obligations	(878)	(865)

Value of plan assets at year end by major classes of assets

	At December 31, 2012			At December 31, 2011
(in millions of Euros)	USA	Switzerland	Total	USA	Switzerland	Total
Equities	61	36	97	64	43	107
Bonds	42	73	115	42	29	71
Property	4	18	22	8	50	58
Other	19	14	33	6	45	51

Total fair value of plan assets	126	141	267	120	167	287

The actual return on plan assets was €10 million in 2012 (€(29) million in 2011).

Contributions to plans

Contributions to pension plans totaled €26 million for the year ended December 31, 2012 (€28 million for the year ended December 31, 2011).

Contributions to other benefits totaled €14 million for the year ended December 31, 2012 (€13 million for the year ended December 31, 2011).

Expected contributions to pension for the year ending December 31, 2013 is €28 million and other post-employment benefits (healthcare obligations) is €14 million.

Sensitivity analysis

As at December 31, 2012, a 0.50% increase / decrease in the discount rates would impact the Defined Benefit Obligations as follows:

(in millions of Euros)	0.5 % increase in discount rates	0.5% decrease in discount rates
France	(7)	7
Germany	(8)	9
Switzerland	(18)	19
United States	(25)	27

Total sensitivity on Defined benefit obligations	(58)	62

NOTE 22—PROVISIONS

(in millions of Euros)	Close down and environmental restoration costs	Restructuring costs	Legal claims and other costs	Total
At January 1, 2012	55	25	48	128
Additional provisions	1	20	16	37
Amounts used	(2)	(26)	(3)	(31)
Unused amounts reversed	(1)	(2)	(14)	(17)
Unwinding of discounts	3	—	—	3
Other	—	2	—	2
At December 31, 2012	56	19	47	122

At December 31, 2012
Current	3	14	16	33
Non current	53	5	31	89

Total Provisions	56	19	47	122

(in millions of Euros)	Close down and environmental restoration costs	Restructuring costs	Legal claims and other costs	Total
At January 1, 2011	—	—	—	—
Provisions assumed at fair value	53	20	51	124
Additional provisions	—	20	5	25
Amounts used	—	(12)	(2)	(14)
Unused amounts reversed	(1)	(3)	(7)	(11)
Unwinding of discounts	3	—	—	3
Effects of changes in foreign exchange rates	—	—	1	1
At December 31, 2011	55	25	48	128

At December 31, 2011
Current	3	15	24	42
Non current	52	10	24	86

Total Provisions	55	25	48	128

Close down and environmental restoration costs

The Group records provisions for the estimated present value of the costs of its environmental clean-up obligations and close down and restoration efforts based on the net present value of estimated future costs of the dismantling and demolition of infrastructure and the removal of residual material of disturbed areas, using an average discount rate of 1.8%. A change in the discount rate of 0.50% would impact the provision by €2 million.

It is expected that these provisions will be settled over the next 40 years depending on the nature of the disturbance and the technical remediation plans.

Restructuring costs

The Group records provisions for restructuring costs when management has a detailed formal plan, is demonstrably committed to its execution and can reasonably estimate the associated liabilities. The related expenses are included in Restructuring costs in the Consolidated Income Statement.

The net increase in restructuring provisions amounting to €18 million (2011: €17 million) mainly relates to operations in France (€9 million in 2012, €14 million in 2011), Switzerland (€8 million in 2012) and Germany (€1 million in 2012, €3 million in 2011). The Group expensed €25 million related to restructuring operations during the year ended December 31, 2012 (2011: €20 million). The provision is expected to be mainly utilized in 2013.

Legal claims and other costs

(in millions of Euros)	Year ended December 31, 2012	Year ended December 31, 2011
Maintenance and customers related provisions(A)	21	27
Litigation(B)	9	8
Disease claims(C)	7	6
Other	10	7

Total Provisions for legal claims and other costs	47	48

(A)	These provisions include €13 million (2011: €15 million) related to general equipment maintenance, mainly linked to the Group’s leases. These provisions also include €3 million (2011: €8 million) related to product warranties and guarantees and €5 million (2011: €4 million) related to late delivery penalties. These provisions are expected to be utilized in the next 5 years.
(B)	The Group is involved in litigation and other proceedings, such as civil, commercial and tax proceedings, incidental to normal operations. It is not anticipated that the resolution of such litigation and proceedings will have a material effect on the future results, financial position, or cash flows of the Group.
(C)

Since the early 1990’s, certain activities of the Group’s businesses have been subject to claims and lawsuits in France relating to occupational diseases, such as mesothelioma and asbestosis. It is not uncommon for the investigation and resolution of such claims to go on over many years as the latency period for acquiring such diseases is typically between 25 and 40 years. For any such claim, it is up to the social security authorities in each jurisdiction to determine if a claim qualifies as an occupational illness claim. If so determined, the Group must settle the case or defend its position in court. The number of claims filed for asbestos exposure for the period from 1998 to 2010 is 163, 10 in 2011 and 1 in 2012. As at December 31, 2012, 14 cases in which gross negligence is alleged (“faute inexcusable”) remain outstanding, the average amount per claim being €0.3 million. The average settlement amount per claim in 2012 and 2011 was below €0.1 million. The following assumptions underlie the provision: the amount of damages sought by the claimant, the Group and claimant’s willingness to negotiate a settlement, the terms of settlement of other defendants with asbestos-related liabilities, the nature of pending and future claims, the volatility of the litigation environment, the defense strategies available to the Group, the level of future claims and the rate of receipt of claims. It is not anticipated that the resolution of such litigation and proceedings will have a material effect on the future results from continuing operations of the Group.

NOTE 23—FINANCIAL RISK MANAGEMENT

The Group’s financial risk management strategy focuses on minimizing the cost and cash flow impacts of volatility in foreign currency exchange rates, metal prices and interest rates, while maintaining the financial flexibility the Group requires in order to successfully execute the Group’s business strategies.

Due to Constellium’s capital structure and the nature of its operations, the Group is exposed to the following financial risks: (1) market risk (including foreign exchange risk, commodity price risk and interest rate risk); (2) credit risk and (3) liquidity and capital management risk.

23.1. Market risk

(i) Foreign exchange risk

Net assets, earnings and cash flows are influenced by multiple currencies due to the geographic diversity of sales and the countries in which the Group operates. The Euro and the US dollar are the currencies in which the majority of sales are denominated. Operating costs are influenced by the currencies of those countries where Constellium’s operating plants are located and also by those currencies in which the costs of imported equipment and services are determined. The Euro and US dollar are the most important currencies influencing operating costs.

The policy of the Group is to hedge committed and highly probable forecasted foreign currency operational transactions. The Group uses both forwards and combinations of zero cost collars.

In June 2011, the Group entered into a multiple-year frame agreement with a major customer for the sale of fabricated metal products in US Dollars. In line with its hedging policy, the Group entered into significant foreign exchange derivative transactions to forward sell US dollars versus the euro following the signing of the multiple-year frame agreement to match these future sales.

As at December 31, 2012, our largest derivative transactions related to this contract.

The notional principal amounts of the outstanding foreign exchange contracts at December 31, 2012 with maturities ranging between 2013 and 2016 were as follows:

Currency	Forward Exchange contracts in currency millions	Foreign Exchange Swap contracts in currency millions
CHF	50	(8)
CZK	—	247
EUR	746	(44)
GBP	(9)	2
JPY	(739)	(470)
SGD	—	7
USD	(1,043)	52

Hedge accounting is not applied and therefore the mark-to-market impact is recorded in Other gains / (losses)—net.

In the year ended December 31, 2011, the impact of the Group’s hedging strategy in relation to foreign currency led to unrealized losses on derivatives of €59 million which related primarily to the exposure on the multiple year sale agreement for fabricated products in US dollars by a euro functional subsidiary of the group. In the year ended December 31, 2012, the impact of these derivatives was an unrealized gain of €35 million as the US dollar weakened against the euro in the second half of 2012. The offsetting risk relating to forecasted sales are not visible due to the sales not yet being recorded in the books of the Group.

As the US dollar appreciates against the euro, the derivative contracts entered into with financial institutions have a negative mark-to-market. Our financial derivative counterparties require margin should our mark-to-market exceed a pre-agreed contractual limit. In order to protect from the potential margin calls for significant market movements, the Group holds a significant liquidity buffer in cash or in availability under its various borrowing facilities, enters into derivatives with a large number of financial counterparties and monitors margin requirements on a daily basis for adverse movements in the U.S. dollar versus the euro.

At year end 2012, the margin requirement related to foreign exchange hedges amounted to €15 million comprising of €12 million of fixed margin and €3 million of variable margin (as of December 31, 2011: €21 million).

The largest margin call paid posted in 2012 related to foreign exchange derivatives was €51 million on July 26, 2012.

During 2012, the Group has decided to limit the liquidity risk arising from potential margin calls on operational hedges by entering into a portfolio of foreign exchange zero cost collars (combinations of bought calls and sold puts). As of December 31, 2012, the Group had entered into $647 million of collars, with maturities ranging between 2013 and 2016 where the Group bought a call on the US dollar (put on the euro) with average strike $1.0811 and sold a put on the US dollar (call on the euro) with an average strike of $1.4021.

Borrowings are principally in US dollars and euros (see Note 19—Borrowings). It is the policy of the Group to hedge all foreign currency debt and cash. At the inception of the US dollar term loan in May 2012, the Group entered into a cross currency interest rate swap to hedge the foreign exchange and interest rate risk inherent in our financing. As of December 31, 2012, the notional outstanding on the cross currency basis swap was $149 million (€ 120 million). The unrealized loss related to the economic hedge of the loan amounted to €16 million during the year ended December 31, 2012.

Foreign exchange sensitivity: Risks associated with exposure to financial instruments

A 10% weakening in the December 31, 2012 closing Euro exchange rate on the value of financial instruments held by the Group at December 31, 2012 would have decreased earnings (before tax effect) as shown in the table below:

At December 31, 2012 (in millions of Euros)	Sensitivity impact
Cash and cash equivalents	1
Trade receivables	17
Trade payables	(9)
Borrowings	(19)
Metal derivatives (net)	—
Foreign exchange derivatives (net)	(67)
Cross currency swap	15

Total	(62)

The amounts shown in the table above may not be indicative of future results since the balances of financial assets and liabilities may change.

A 10% change in the closing Euro exchange rate against currencies other than US dollar would not have a material impact on earnings.

(ii) Commodity price risk

The Group is subject to the effects of market fluctuations in the price of aluminium, which is the Group’s primary metal input and a significant component of its output. The Group is also exposed to silver, copper and natural gas in a less significant way. The Group has entered into derivatives contracts to manage these risks and carries those instruments at their fair values on the Consolidated Statement of Financial Position.

As of December 31, 2012, the notional principle amount of aluminum derivatives outstanding was 113,000 tons (approximately $230 million) with maturities ranging from 2013 to 2015, copper derivatives outstanding was 700 tons (approximately $6 million) with maturities in 2013, silver derivatives 260,000 ounces (approximately $7 million) with maturities in 2013 and 1,650,000 MMBtu of natural gas futures (approximately $5 million) with maturities in 2013.

The value of the contracts will fluctuate due to changes in market prices but is intended to help protect the Group’s margin on future conversion and fabrication activities. At December 31, 2012, these contracts are directly with external counterparties.

When the Group is unable to align the price and quantity of physical aluminum purchases with that of physical aluminum sales, it enters into derivative financial instruments to pass through the exposure to metal price fluctuations to financial institutions at the time the price is set. Therefore, the Group has purchased fixed price aluminium forwards to offset the exposure of LME volatility on its fixed price sales agreements for the supply of metal. The Group does not apply hedge accounting and therefore any mark-to-market movements are recognized in Other gains / (losses)—net.

In the year ended December 31, 2011, €86 million of unrealized losses were recorded in relation to LME futures entered into to minimize the exposure to aluminum volatility. A steep decline in the LME price of aluminum led to unrealized losses with the revaluation of the underlying transaction continuing to be off balance sheet as the sales had not yet been invoiced and recognized as revenue. In the year ended December 31, 2012, this resulted in an unrealized gain of €25 million. Hedges which had a significant negative mark-to-market at year end 2011 expired and offset the underlying commercial transactions during 2012. Further, the aluminum market traded sideways during 2012 and the mark-to-market at year end of derivatives related to aluminum hedging was close to zero.

As the LME price for aluminum falls, the derivative contracts entered into with financial institution counterparties have a negative mark-to-market. The Group’s financial institution counterparties may require margin calls should the negative mark-to-market exceed a pre-agreed contractual limit. In order to protect from the potential margin calls for significant market movements, the Group enters into derivatives with a large number of financial counterparties and monitors margin requirements on a daily basis for adverse movements in aluminum prices.

As of December 31, 2012, the margin requirement related to aluminum hedges was zero (as of December 31, 2011, margin posted on aluminum hedges was also zero).

The largest margin call paid in 2012 related to aluminum hedges was €2 million on June 29, 2012.

Commodity price sensitivity: risks associated with derivatives

Since none of the Group’s derivatives are designated for hedge accounting treatment, the net impact on earnings and equity of a 10% change in the market price of aluminium, based on the aluminium derivatives held by the Group at December 31, 2012 (before tax effect), with all other variables held constant was estimated to be €19 million (€3 million at December 31, 2011). The balances of such financial instruments may change in future periods however, and therefore the amounts shown may not be indicative of future results.

(iii) Interest rate risk

Interest rate risk refers to the risk that the value of financial instruments held by the Group and that are subject to variable rates will fluctuate, or the cash flows associated with such instruments will be impacted due to changes in market interest rates. The Group’s interest rate risk arises principally from borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk which is partially offset by cash and cash equivalents deposits (including short-term investments) earning interest at variable interest rates. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. Management believe that floating interest rates are advantageous as a significant portion of Constellium’s funding requirements is working-capital related and all excess cash is invested in very short term deposits. As of the end of December 2012, substantially all of the Group’s gross debt balance was subject to floating interest rates.

Interest rate sensitivity: risks associated with variable-rate financial instruments

The impact (before tax effect) on net income of a 50 basis point increase or decrease in the LIBOR or EURIBOR interest rates, based on the variable rate financial instruments held by the Group at December 31, 2012, with all other variables held constant, was estimated to be lower than €1 million for the years ended December 31, 2012 and 2011. The balances of such financial instruments may not remain constant in future periods however, and therefore the amounts shown may not be indicative of future results.

23.2. Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk with financial institutions and other parties as a result of deposits and the mark-to-market on derivative transactions and from customer trade receivables arising from Constellium’s operating activities. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial asset as described in Note 24—Financial Instruments. The Group does not generally hold any collateral as security.

Credit risk related to deposits with financial institutions

Credit risk with financial institutions is managed by the Treasury department in accordance with a Board approved policy. Constellium management is not aware of any significant risks associated with financial institutions as a result of cash and cash equivalents deposits (including short-term investments) and financial derivative transactions.

The number of financial counterparties is tabulated below showing our exposure to the counterparty by rating type (ratings from Moody’s Investor Services).

	As at December 31, 2012		As at December 31, 2011
Number of financial counterparties(A)	Number of financial counterparties	Exposure (In millions of Euros)	Number of financial counterparties	Exposure (In millions of Euros)
Rated Aa or better	4	11	—	—
Rated A	11	145	9	111
Rated Baa	1	—	—	—

Total	16	156	9	111

(A)	Financial Counterparties for which the Group’s exposure is below EUR250k have been excluded from the analysis

Credit risks related to customer trade receivables

The Group has a diverse customer base geographically and by industry. The responsibility for customer credit risk management rests with Constellium management. Payment terms vary and are set in accordance with practices in the different geographies and end-markets served. Credit limits are typically established based on internal or external rating criteria, which take into account such factors as the financial condition of the customers, their credit history and the risk associated with their industry segment. Trade accounts receivable are actively monitored and managed, at the business unit or site level. Business units report credit exposure information to Constellium management on a regular basis. Over 70% of the Group’s trade account receivables are insured by insurance companies rated A31 or better. In situations where collection risk is considered to be above acceptable levels, risk is mitigated through the use of advance payments, bank guarantees or letters of credit. Historically we have a very low level of customer default as a result of long history of dealing with our customer base and an active credit monitoring function.

See Note 16—Trade Receivables and Other for the ageing of trade receivables.

23.3. Liquidity and capital risk management

The Group’s capital structure includes shareholder’s equity, borrowings from related parties and various third-party financing arrangements. Constellium’s total capital is defined as total equity plus net debt. Net debt includes borrowings due to third parties less cash and cash equivalents.

Constellium’s over-riding objectives when managing capital are to safeguard the business as a going concern, to maximize returns for its owners and to maintain an optimal capital structure in order to minimize the weighted cost of capital.

All activities around cash funding, borrowings and financial instruments are centralized within Constellium’s Treasury department. Direct external funding or transactions with banks at the operating plant entity level are generally not permitted, and exceptions must be approved by Constellium’s Treasury department.

The liquidity requirements of the overall Company is funded by drawing on available credit facilities, while the internal management of liquidity is optimized by means of cash pooling agreements and/or intercompany loans and deposits between the Company’s operating entities and central Treasury. The capital structure of individual operating entities within Constellium is determined with reference to Corporate Finance department objectives and tax structure optimization strategies.

The contractual agreements that the Group has with derivative financial counterparties required the posting of collateral once a certain threshold has been reached. In order to protect the Group from the potential margin calls for significant market movements, the Group holds a significant liquidity buffer in cash or availability under its various borrowing facilities, enters into derivatives with a large number of financial counterparties, entered into a series of zero cost collars (see section 23.1 (i)) and monitors margin requirements on a daily basis for adverse movements in the US dollar versus the euro and in aluminum prices.

[1]	Rating from Moody’s Investor Services

The table below shows undiscounted contractual values by relevant maturity groupings based on the remaining period from December 31, 2012 and 2011 to the contractual maturity date.

	At December 31, 2012			At December 31, 2011
(in millions of Euros)	Less Than 1 Year	Between 1 and 5 Years	Over 5 Years	Less Than 1 Year	Between 1 and 5 Years	Over 5 Years
Financial liabilities:
Borrowings(A)	32	61	149	85	188	—
Cross currency interest rate swap	1	12	—	—	—	—
Net cash flows from derivatives liabilities related to currencies and metal(B)	23	17	—	49	33	—
Trade payables and other (excludes deferred revenue)	645	7	—	634	3	—

	701	97	149	768	224	—

(A)	Borrowings include the U.S. Revolving credit facility which is considered short-term in nature and is included in the category “Less than 1 year” and un-discounted forecasted interests on the term loan.
(B)	Foreign exchange options have not been included as they are not in the money.

Derivative financial instruments

The Group enters into derivatives contracts to manage operating exposure to fluctuations in foreign currency, aluminium and silver prices. These contracts are not designated as hedges. The tables below show the undiscounted contractual values and terms of derivative instruments.

	At December 31, 2012			At December 31, 2011
(in millions of Euros)	Less than 1 year	1 to 5 years	Total	Less than 1 year	1 to 5 years	Total
Assets—Derivative Contracts
Aluminium futures contracts	6	—	6	2	1	3
Silver future contracts	1	—	1	—	—	—
Currency derivative contracts	13	5	18	8	1	9

Total	20	5	25	10	2	12

Liabilities—Derivative Contracts(A)
Aluminium future contracts	7	1	8	26	3	29
Currency derivative contract	16	16	32	23	30	53
Cross currency interest rate swap	1	12	13	—	—	—

Total	24	29	53	49	33	82

(A)	Foreign exchange options have not been included as they are not in the money.

NOTE 24—FINANCIAL INSTRUMENTS

The tables below show the classification of financial assets and liabilities, which includes all third and related party amounts.

Financial assets and liabilities by categories

		At December 31, 2012			At December 31, 2011
(in millions of Euros)	Notes	Loans and receivables	At Fair Value Through Profit and Loss	Total	Loans and receivables	At Fair Value Through Profit and Loss	Total
Cash and cash equivalents	17	142	—	142	113	—	113
Trade receivables and Finance Lease receivables	16	428	—	428	471	—	471
Financial receivables (factoring)	16	—	—	—	9	—	9
Other financial assets(A)		15	29	44	21	14	35

Total financial assets		585	29	614	614	14	628

Trade payables	20	482	—	482	464	—	464
Borrowings	19	158	—	158	214	—	214
Other financial liabilities(B)		—	70	70	—	98	98

Total financial liabilities		640	70	710	678	98	776

(A)	Other financial assets are comprised of derivatives not designated as hedges and are with counterparties as follows:

	At December 31, 2012			At December 31, 2011
(in millions of Euros)	Non- Current	Current	Total	Non- Current	Current	Total
Third parties	10	19	29	3	11	14
Derivatives	10	19	29	3	11	14

Margin calls	—	15	15	—	21	21

Other financial assets	10	34	44	3	32	35

(B)	Other financial liabilities are comprised of derivatives not designated as hedges and are with counterparties as follows:

	At December 31, 2012			At December 31, 2011
(in millions of Euros)	Non- Current	Current	Total	Non- Current	Current	Total
Third parties	46	24	70	47	51	98

Other financial liabilities	46	24	70	47	51	98

Fair values

The fair value of the derivatives approximate their carrying value because they are remeasured to their fair value at the date of each reporting period.

The carrying value of the Group’s borrowings approximates their fair value.

The fair values of other financial assets and liabilities approximate their carrying values, as a result of their liquidity or short maturity.

Margin calls

Constellium Finance SAS and Constellium Switzerland AG entered into agreements with some financial institutions in order to define applicable rules with regards to the setting-up of derivative trading accounts. On a daily or weekly basis (depending on the arrangement with each financial institution) all open currency or metal derivative contracts are revalued to the current market price. When the change in fair value reaches a certain threshold (positive or negative), a margin call occurs resulting in the Group making or receiving back a cash payment to/from the financial institution.

At December 31, 2012, the Group made cash deposits related to margin calls for a total amount of €15 million (€21 million at December 31, 2011).

Valuation hierarchy

The following table provides an analysis of financial instruments measured at fair value, grouped into levels based on the degree to which the fair value is observable:

•	Level 1 valuation is based on quoted prices (unadjusted) in active markets for identical financial instruments;

•

Level 2 valuation is based on inputs other than quoted prices included within Level 1 that are observable for the assets or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices); and

•	Level 3 valuation is based on inputs for the asset or liability that are not based on observable market data (unobservable inputs).

At December 31, 2012 (in millions of Euros)	Level 1	Level 2	Level 3	Total
Other financial assets	6	23	—	29
Other financial liabilities	8	62	—	70

At December 31, 2011 (in millions of Euros)	Level 1	Level 2	Level 3	Total
Other financial assets	2	12	—	14
Other financial liabilities	29	69	—	98

Level 1 includes aluminium futures that are traded on the LME. Level 2 includes foreign exchange derivatives.

NOTE 25—DEFERRED INCOME TAXES

(in millions of Euros)	At December 31, 2012	At December 31, 2011
Shown in the Consolidated Statement of Financial Position:
Deferred income tax assets	205	205
Deferred income tax liabilities	(11)	(29)

Net deferred income tax assets	194	176

The following table shows the changes in net deferred income tax assets (liabilities) for the years ended December 31, 2012 and 2011.

(in millions of Euros)	Year ended December 31, 2012	Year ended December 31, 2011
Balance at beginning of year	176	—
Net deferred income tax assets acquired	—	108
Deferred income taxes recognized in the Consolidated Income Statement	(16)	65
Effects of changes in foreign currency exchange rates	—	2
Deferred income taxes recognized directly in other comprehensive income	16	1
Other	18	—

Balance at end of year	194	176

	Opening Balance	Acquisitions /Disposals	Recognized in		FX	Other	Closing balance
Year ended December 31, 2012 (in millions of Euros)			Profit or loss	OCI
Deferred tax (liabilities) / assets in relation to:
Long-term assets	121	—	(47)	—	1	—	75
Inventories	(14)	—	31	—	(1)	—	16
Pensions	45	—	1	16	—	—	62
Derivative valuation	30	—	(21)	—	—	—	9
Tax losses Carried forward	—	—	6	—	—	—	6
Other	(6)	—	14	—	—	18	26

Total	176	—	(16)	16	—	18	194

	Opening Balance	Acquisitions /Disposals	Recognized in		FX	Other	Closing balance
Year ended December 31, 2011 (in millions of Euros)			Profit or loss	OCI
Deferred tax (liabilities) / assets in relation to:
Long-term assets	—	139	(18)	—	—	—	121
Inventories	—	(29)	14	—	1	—	(14)
Pensions	—	42	1	1	—	1	45
Derivative valuation	—	(16)	45	—	1	—	30
Tax losses Carried forward	—	—	—	—	—	—	—
Other	—	(28)	23	—	—	(1)	(6)

Total	—	108	65	1	2	—	176

Based on the expected taxable income of the entities, the Group believes that it is more likely than not that a total of €497 million (€651 million at December 31, 2011) of deductible temporary differences, unused tax losses and unused tax credits will not be used. Consequently, no deferred tax assets have been recognized. The related tax impact of €175 million (€188 million at December 31, 2011) is attributable to the following:

(in millions of Euros)	At December 31, 2012	At December 31, 2011
Tax losses	(40)	(32)
In 2012	—	(1)
In 2013	(2)	(2)
In 2014	(2)	(2)
In 2015	—	—
In 2016	—	—
In 2017 and after (limited)	(17)	(8)
Unlimited	(19)	(19)

Unused tax credits	—	—
Deductible temporary differences	(135)	(156)
Depreciation and Amortization	(14)	14
Pensions	(116)	(131)
Other	(5)	(39)

Balance at December 31	(175)	(188)

NOTE 26—COMMITMENTS

Non-cancellable operating leases commitments

The Group leases various buildings, machinery, and equipment under operating lease agreements. Total rent expense was €16 million for the year ended December 31, 2012 (€14 million for the year ended December 31, 2011).

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

(in millions of Euros)	At December 31, 2012	At December 31, 2011
Less than 1 year	16	11
1 to 5 years	39	28
More than 5 years	3	—

Total non cancellable operating leases minimum payments	58	39

Capital expenditure commitments

(in millions of Euros)	At December 31, 2012	At December 31, 2011
Property, Plant and equipment	49	37

Total capital expenditure commitments	49	37

NOTE 27—RELATED PARTY TRANSACTIONS

The following table describes the nature and amounts of related party transactions included in the Consolidated Income Statement.

(in millions of Euros)	Notes	Year ended December 31, 2012	Year ended December 31, 2011
Revenue(A)		6	8

Metal supply(B)		(583)	(536)

Interest expense(C)	10, 19	(7)	(16)
Exit fees		(2)	—
Realized exchange (loss) on financing activities		(7)	—
Unrealized exchange (loss) on financing activities	10	—	(5)

Finance costs—net		(16)	(21)

Realized gains on derivatives	8	—	37

Other gains—net		—	37

Direct expenses related to acquisition and separation(D)	3	—	(52)

(A)	The Group sells products to certain subsidiaries and affiliates of Rio Tinto.
(B)	Purchases of metal from certain subsidiaries and affiliates of Rio Tinto, net of changes in inventory levels, are included in Cost of sales in the Consolidated Income Statement.
(C)	Until May 2012, the Group incurred interest expense on borrowings due to Apollo Omega.
(D)	Representing transaction costs, equity fees and other costs paid to the Owners.

The following table describes the nature and year-end related party balances of amounts included in the Consolidated Statement of Financial Position, none of which is secured by pledged assets or collateral.

(in millions of Euros)	Notes	At December 31, 2012	At December 31, 2011
Trade receivables and other	16	2	40

Trade payables	20	85	12
Interest payable	19	—	3
Other payables(A)		—	—

Total trade payables and other—current		85	15

Borrowings	19	—	143

(A)	Trade payables to related parties arise from purchases of metal and from various miscellaneous services that are provided to the Group by certain subsidiaries and affiliates of the Owners. In addition, the Group has interest payable to related parties arising from borrowings as described above and in Note 19—Borrowings.

The Company has a service agreement with Apollo for the provision of management and support services. The annual fee is equal to the greater of $2 million per annum and 1% of the Company’s Adjusted EBITDA before such fees. Fees and expenses of $3 million equivalent to €2 million are included in the Consolidated Income Statement for the year ended December 31, 2012 ($2 million equivalent to €1.5 million for the year ended December 31, 2011).

NOTE 28—KEY MANAGEMENT REMUNERATION

Aggregate compensation for the Group’s key management is comprised of the following:

(in millions of Euros)	Year ended December 31, 2012	Year ended December, 31, 2011
Short-term employee benefits	9	9
Termination benefits	2	5

Total	11	14

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly. They are the members of the Executive Management Committee and Vice-Presidents of key activities of the Group and make up the “Constellium Management Team”.

NOTE 29—SUBSIDIARIES AND OPERATING SEGMENTS

The following is a list of the Group’s principal subsidiaries. They are wholly-owned subsidiaries of Constellium and are legal entities for which all or a substantial portion of the operations, assets, liabilities, and cash flows are included in the continuing operations of the consolidated reporting Group.

Entity	Country	Ownership
Cross Operating Segment
Constellium France S.A.S. (A&T, P&ARP and Holdings and Corporate)	France	100%
Constellium Singen GmbH (AS&I, P&ARP and Holdings and Corporate)	Germany	100%
Constellium Valais S.A. (A&T and AS&I)	Switzerland	100%

AS&I
Constellium Extrusions Decin S.r.o	Czech Republic	100%
Constellium Extrusion France Saint Florentin S.A.S.	France	100%
Constellium Extrusions France S.A.S.	France	100%
Constellium Extrusions Deutschland GmbH	Germany	100%
Constellium Extrusions Levice S.r.o.	Slovak Republic	100%
Constellium Automotive USA, LLC	US	100%
Constellium Engley (Changchun) Automotive Structures Co Ltd.	China	54%

A&T
Constellium Aerospace S.A.S.	France	100%
Constellium Aviatube	France	100%
Constellium Sabart S.A.S.	France	100%
Constellium Ussel S.A.S.	France	100%
Constellium Rolled Products Ravenswood, LLC	US	100%
Constellium Property and Equipment Company, LLC	US	100%
Constellium South East Asia	Singapore	100%
Constellium China	China	100%
Constellium Japan KK	Japan	100%

Holdings & Corporate
Constellium Holdco II B.V	Netherlands	100%
Constellium Centre de Recherches de Voreppe S.A.S. (Research and Development Facility)	France	100%
Constellium Finance S.A.S.	France	100%
Engineered Products International S.A.S.	France	100%
Constellium France Holdco SAS	France	100%
Constellium Germany Holdco Gmbh	Germany	100%
Constellium US Holdings I, LLC	US	100%
Constellium US Holdings II, LLC	US	100%
Constellium Deutschland GmbH	Germany	100%
Constellium Switzerland AG	Switzerland	100%
Alcan International Network UK Limited	United Kingdom	100%

Refer to Note 4—Operating Segment Information for definition and description of operating segments.

In addition, the Group holds a 49.85% interest in Rhenaroll S.A. which specializes in the chrome-plating, grinding and repairing of rolling mill’s rolls and rollers, and a 50% interest in Alcan Strojmetal Aluminium Forging, s.r.o., which specializes in the forging of products primarily for the automotive industry. These investments are accounted for using the equity accounting method.

NOTE 30—SHARE EQUITY PLAN

The Company implemented a share equity plan for Constellium management in order to align the interests of management with the interests of shareholders and to enable Company management to participate in the long-term growth of Constellium. The share equity plan was implemented at the beginning of 2011, with an effective date of February 4, 2011, through the establishment of a management investment company, Omega Management GmbH & Co. KG (“Management KG”). Individual managers may be invited to invest as limited partners in Management KG in order to have the opportunity to hold interests in the Company’s shares indirectly through this limited partnership.

Under the terms of the share equity plan, limited partnership interests in Management KG (“MEP interests”) that represent individual managers’ capital contributions to Management KG are attributable to A shares held by Management KG. In addition, vested MEP interests are attributable to B1 shares held by Management KG, while unvested MEP interests are attributable to B2 shares held by Management KG. Upon the vesting of an unvested MEP interest, the corresponding B2 shares held by Management KG in respect of such unvested MEP interest are converted to B1 shares.

It is intended that Management KG hold up to 190,784 A shares with a nominal amount of €0.01 each, 95,392 B1 shares with a nominal value of €0.01 each and 95,392 B2 shares with a nominal amount of €0.01 each, resulting in a total participation in the Company of up to 7.5%.

On April 12, 2011 and July 19, 2011, the Company issued capital comprised of 148,998 and 18,699 A shares and 82,032 and 9,652 B2 shares, respectively, to Management KG for consideration totaling $6 million:

•	A shares were acquired at their fair value (the value of the shares at the transaction date of $35.42 per share).

•

B2 shares were acquired at $10.50 per share. As described above, these B2 shares can be converted in one or more tranches into B1 shares if the related vesting conditions with respect to the unvested MEP interests attributable to such B2 shares are satisfied.

MEP interests held by share equity plan participants in respect of B2 shares are granted in service- and performance-vesting tranches. The service-vesting tranche vests in 20% increments on the 1st, 2nd, 3rd, 4th and 5th anniversary of a share equity plan participant’s effective investment date if the share equity plan participant continues employment with Constellium through the applicable vesting date. The performance-vesting tranches generally vest in respect of the financial year that includes the share equity plan participant’s effective investment date and each of the following four financial years only if the share equity plan participant continues employment with Constellium through the end of the applicable year and Constellium attains certain Adjusted EBITDA targets in respect of that financial year. As a result, the service period of the MEP interest attributable to a B2 share is considered the vesting period pursuant to IFRS 2—Share-based Payments.

In addition and in accordance with IFRS 2—Share-based Payments, the difference between the fair value and the acquisition amount the B2 shares is accounted for, over the vesting period of the related MEP interests, in the Consolidated Income Statement, with a corresponding increase in equity. An expense amounting to approximately €0.9 million was recorded in the Consolidated Income Statement for the year ended at December 31, 2012 (€0.3 million for the year ended December 31, 2011).

NOTE 31—DISCONTINUED OPERATIONS

At the date of the Acquisition, the Group organized the acquired business into four operating segments:

•	Aerospace & Transportation (A&T);

•	Automotive Structures & Industry (AS&I);

•	Packaging & Automotive Rolled Products (P&ARP);

•	Alcan International Network (AIN).

Constellium did not intend to retain the AIN Business and therefore a sale process commenced as of the Acquisition date.

On October 25, 2011, Constellium received a binding offer from CellMark for the purchase of 13 entities which was effective as of December 30, 2011.

At December 31, 2011, 10 remaining AIN entities were classified as held for sale. The rest of the entities included in the AIN Business were not sold in 2012.

As at December 31, 2012, the Group has ceased operations of these entities, therefore abandoning them. The cash flows and results of these entities are presented as discontinued operations.

The loss from discontinued operations for the year ended December 31, 2012 amounted to €8 million (€8 million for the period ended December 31, 2011), mostly relating to abandonment costs in 2012 and restructuring, separation and completion costs in 2011.

NOTE 32—SUBSEQUENT EVENTS

On March 25, 2013, the Group entered into a new term loan facility consisting of a $360 million U.S. dollar denominated tranche and a €75 million Euro-denominated tranche the (Term Loan). The proceeds of the Term Loan were primarily intended for anticipated future distributions and dividend payments to shareholders of €250 million, and also to be used for general corporate purposes and to repay our existing floating rate term loan facility.

On March 13, 2013, the Board of directors approved a distribution to our shareholders of up to €250 million. It was expected that the distribution will be accomplished through a combination of a distribution of currently available share premium reserve and payment of one or more interim dividends. On March 28, 2013, the Group distributed share premium reserves of approximately €103 million. The board of directors further approved a distribution of profits of an additional €147 million to the existing Class A, Class B1 and Class B2 shareholders. In order to facilitate the payment of such distribution, the Group plans to issue preference shares to the existing Class A, Class B1 and Class B2 shareholders. These preference shares will entitle their holders to receive distributions in priority to ordinary shareholders in the aggregate amount of approximately €147 million in proportion to the percentage ownership of the existing shareholders. The Group currently anticipate this distribution will be made in the coming months.

On May [—], Constellium Holdco B.V. converted to a Dutch public limited liability company and was renamed Constellium N.V.

On May [—], the Group effected a pro rata share issuance of Class A, Class B1 and Class B2 ordinary shares to our existing shareholders, which will be implemented through the issuance of 22.8 new Class A, Class B1 and Class B2 ordinary shares for each outstanding Class A, Class B1 and Class B2 ordinary share. As a result, the Group issued an aggregate amount of 83,945,965 additional Class A, 815,215 additional Class B1 and 923,683 additional Class B2 ordinary shares with a nominal value of €0.02 per share.

In March 2013, Constellium received a binding offer for the purchase of two of its plants by a third party. These two plants are located in Ham and Saint-Florentin (France) and specialize in the production of aluminum extrusions mainly for the building market in France. In 2012, the Ham and Saint Florentin plants had a combined workforce of approximately 360 employees and generated revenues of €75 million. As of May [—], 2013, certain significant elements of this transaction, such as the conditions relating to the transfer of the existing supply agreements are not finalized and are still under discussion with the potential acquirer.

During the fourth quarter of 2012, the Group implemented certain plan amendments that had the effect of reducing benefits of the participants in the Constellium Rolled Products-Ravenswood Retiree Medical and Life Insurance Plan (see Note 21—Pension and other post-employment benefit obligations). In February 2013, five Constellium retirees and the United Steelworkers union filed a class action lawsuit against Constellium Rolled Products-Ravenswood, LLC in a federal district court in West Virginia, alleging that Constellium Rolled Products-Ravenswood, LLC improperly modified retiree health benefits. The Groups believe that these claims are unfounded, and that Constellium Rolled Products-Ravenswood, LLC had a legal and contractual right to make the applicable modification.

NOTE 33—PRO FORMA INFORMATION (UNAUDITED)

Balance Sheet

The pro forma consolidated balance sheet as of December 31, 2012 has been presented to show the effects of the Company’s financial condition of dividends declared to shareholders on March 13, 2013 of €250 million, as if all the dividends had been declared on December 31, 2012. The total dividend has increased dividend payable and reduced retained deficit and other reserves by €250 million.

Earnings per Share

The computation of pro forma earnings per share assumes that additional units were outstanding from the beginning of the period. The additional assumed shares represent the number shares sold in this offering whose proceeds are assumed for the purposes of this calculation to have been used to pay the dividend declared on March 13, 2013 that are (i) in excess of the income for the 12 month period ended March 31, 2013, or (ii) funded by the proceeds of the offering as follows:

Historical weighted average shares outstanding, basic and diluted – adjusted for the pro rata share issuance (note 12)		89,442,416
Additional preference shares issued		5
Shares to be issued in excess of earnings to pay the dividend:
Dividend declared	€250 million
Less: Earnings for the 12 months preceding the dividend declaration	85 million

Dividend deemed to be paid with IPO proceeds	165 million
IPO shares presumed to be used to pay dividend (€18.00 per share)		11,111,111

Pro forma weighted average shares outstanding, basic and diluted		100,553,532

Report of Independent Registered Public Accounting Firm

To the Directors of Constellium Holdco B.V.

We have audited the accompanying combined financial statements of Engineered Aluminum Products, a component of Rio Tinto plc as described in Notes 1 and 2 (Basis of preparation) which comprise the combined statements of financial position as at December 31, 2010 and 2009 and the combined statements of income, comprehensive income (loss), changes in invested equity and cash flows for each of the two years in the period ended December 31, 2010, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the combined financial statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these combined financial statements based on our audits. We conducted our audits in accordance with International Standards on Auditing and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatement. International Standards on Auditing require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. We were not engaged to perform an audit of the component’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the component’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., Chartered Accountants

1250 René-Lévesque Boulevard West, Suite 2800, Montréal, Quebec, Canada H3B 2G4

T:+1 514 205 5000, F:+1 514 205 5675, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.

Opinion

In our opinion, the combined financial statements present fairly, in all material respects, the financial position of Engineered Aluminum Products as at December 31, 2010 and 2009 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of matter

Without qualifying our opinion, we draw attention to the fact that, as described in Notes 1 and 2 (Basis of preparation), the Engineered Aluminum Products component has not operated as a separate entity. These combined financial statements are, therefore, not necessarily indicative of results that would have occurred if the Engineered Aluminum Products component had been a separate standalone entity during the years presented or of the future results of the Engineered Aluminum Products component.

PricewaterhouseCoopers LLP1

April 24, 2012

[1]	Chartered Accountant auditor permit No. 15621

COMBINED INCOME STATEMENTS

(in millions of euros)

Year ended December 31,	Notes	2010	2009
Continuing operations:
Revenue
—third parties	29	2,937	2,247
—related parties	24, 29	20	45

		2,957	2,292
Cost of sales	3	2,715	2,250

Gross profit		242	42
Selling and administrative expenses
—third parties	3	173	151
—related parties	3, 24	17	9
Research and development expenses	3	53	61
Restructuring costs	20	6	38
Impairment charges	9, 10	224	214
Other expenses (income)—net
—third parties	5	(8)	15
—related parties	5, 24	25	(206)

Operating loss		(248)	(240)

Finance income (costs)—net
—third parties	7	(1)	—
—related parties	7, 24	(6)	(14)
Share of profit of joint ventures	11	2	—

Loss before income taxes		(253)	(254)
Income tax benefit	8	44	39

Loss for the year from continuing operations		(209)	(215)

Discontinued operations:
Income (loss) for the year from discontinued operations (which is attributable solely to the Owner of the Group)		2	(3)

Loss for the year		(207)	(218)

Loss for the year attributable to:
Owner of the Group		(207)	(218)
Non-controlling interests	25	—	—

		(207)	(218)

The accompanying notes are an integral part of these combined financial statements.

COMBINED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in millions of euros)

Year ended December 31,	Notes	2010	2009
Loss for the year		(207)	(218)
Other comprehensive income (loss):
Foreign currency translation adjustments—net	6	(14)	11
Actuarial gains (losses) on post-retirement benefit plans—net of tax of €7 and €(1), respectively	18	(34)	9
Gains (losses) on available for sale securities	22	(1)	2

Other comprehensive income (loss) for the year		(49)	22

Total comprehensive loss for the year		(256)	(196)

Total comprehensive income (loss) for the year attributable to:
Owner of the Group
—continuing operations		(258)	(193)
—discontinued operations	25	2	(3)

		(256)	(196)

Non-controlling interests	25	—	—

		(256)	(196)

The accompanying notes are an integral part of these combined financial statements.

ENGINEERED ALUMINUM PRODUCTS

COMBINED STATEMENTS OF FINANCIAL POSITION

(in millions of euros)

At December 31,	Notes	2010	2009
Assets
Non-current assets
Intangible assets	9	—	9
Property, plant and equipment	10	214	425
Investments in joint ventures	11	13	11
Deferred income tax assets	12	222	173
Long-term loans receivable
—related parties	24	14	258
Other financial assets
—third parties	13	—	7
—related parties	13, 24	13	41
Trade receivables and other
—third parties	15	66	52

		542	976

Current assets
Inventories	14	500	358
Trade receivables and other
—third parties	15	463	388
—related parties	15, 24	20	18
Short-term loans receivable
—related parties	24	206	244
Other financial assets
—related parties	13, 24	91	48
Recoverable income taxes		—	1
Cash and cash equivalents		15	7

		1,295	1,064

Total assets		1,837	2,040

The accompanying notes are an integral part of these combined financial statements.

ENGINEERED ALUMINUM PRODUCTS

COMBINED STATEMENTS OF FINANCIAL POSITION (continued)

(in millions of euros)

At December 31,	Notes	2010	2009
Invested equity
Owner of the Group
—Owner’s net investment		234	96
—Reserves		(37)	12

		197	108
Non-controlling interests	25	2	—

Total invested equity		199	108

Non-current liabilities
Borrowings
—third parties	16	2	2
—related parties	16, 24	—	5
Trade payables and other
—third parties	17	54	62
Deferred income tax liabilities	12	9	18
Income taxes payable		4	3
Post-retirement benefits	18	521	468
Other financial liabilities
—related parties	19, 24	3	2
Provisions	20	55	80

		648	640

Current liabilities
Borrowings
—third parties	16	3	4
—related parties	16, 24	195	679
Trade payables and other
—third parties	17	578	450
—related parties	17, 24	119	81
Income taxes payable		1	8
Post-retirement benefits	18	16	16
Other financial liabilities
—related parties	19, 24	43	4
Provisions	20	35	50

		990	1,292

Total liabilities		1,638	1,932

Total invested equity and liabilities		1,837	2,040

The accompanying notes are an integral part of these combined financial statements.

ENGINEERED ALUMINUM PRODUCTS

COMBINED STATEMENTS OF CHANGES IN INVESTED EQUITY

	Owner Of The Group
		Reserves
(in millions of euros)	Owner’s Net Investment	Foreign Currency Translation Reserve	Pension Reserve	Other Reserves	Total Reserves	Non-Controlling Interests	Total Invested Equity
At January 1, 2009	237	47	(56)	(1)	(10)	—	227
Year ended December 31, 2009 Activity:
Comprehensive income (loss)
Loss for the year	(218)	—	—	—	—	—	(218)
Other comprehensive income (loss)
Foreign currency translation adjustments—net	—	12	—	—	12	—	12
Realized currency translation (gains) losses	—	(1)	—	—	(1)	—	(1)
Actuarial gains (losses) on post-retirement benefit plans—net of tax	—	—	9	—	9	—	9
Gains (losses) on available for sale securities	—	—	—	2	2	—	2
Transactions with the Owner
General corporate expenses allocated by the Owner	9	—	—	—	—	—	9
Net transfers (to) from the Owner	68	—	—	—	—	—	68

At December 31, 2009	96	58	(47)	1	12	—	108
Year ended December 31, 2010 Activity:
Comprehensive income (loss)
Loss for the year	(207)	—	—	—	—	—	(207)
Other comprehensive income (loss)
Foreign currency translation adjustments—net	—	(17)	—	—	(17)	—	(17)
Realized currency translation (gains) losses	—	3	—	—	3	—	3
Actuarial gains (losses) on post-retirement benefit plans—net of tax	—	—	(34)	—	(34)	—	(34)
Gains (losses) on available for sale securities	—	—	—	(1)	(1)	—	(1)
Transactions with the Owner
General corporate expenses allocated by the Owner	17	—	—	—	—	—	17
Net transfers (to) from the Owner	328	—	—	—	—	—	328
Transactions with the Non-controlling interests
Contribution by the Non-controlling interests	—	—	—	—	—	2	2

At December 31, 2010	234	44	(81)	—	(37)	2	199

The accompanying notes are an integral part of these combined financial statements.

ENGINEERED ALUMINUM PRODUCTS

1. COMBINED STATEMENTS OF CASH FLOWS

(in millions of euros)

Year ended December 31,	Notes	2010	2009
Cash flows from (used in) operating activities
Loss for the year		(207)	(218)
Less: Income (loss) for the year from discontinued operations		2	(3)

Loss for the year from continuing operations		(209)	(215)
Adjustments to determine cash flow from (used in) operating activities:
Income tax benefit	8	(44)	(39)
Finance costs—net	7	7	14
Depreciation and amortization	3, 9, 10	38	85
General corporate expenses allocated by the Owner	2,3	17	9
Share of profit of joint ventures	11	(2)	—
Restructuring costs	20	6	38
Impairment charges	9, 10	224	214
(Gains) losses on disposals of property, plant and equipment—net	5, 10	1	—
(Gains) losses on disposals of businesses and investments—net	5, 26	—	17
Unrealized (gains) losses on derivatives at fair value through profit and loss—net	5, 24	31	(162)
(Gain) on forgiveness of related party loan	5, 16, 24	—	(29)
Increase (decrease) in net realizable value reserves for inventories—net	14	—	(26)
Provisions for (recoveries of) trade accounts receivable impairment—net	5, 15	(1)	5
Changes in operating assets and liabilities:
Inventories	14	(118)	213
Trade receivables and other
—third parties	15	(78)	73
—related parties	15, 24	(7)	14
Trade payables and other
—third parties	17	87	(16)
—related parties	17, 24	30	(8)
Other financial assets
—third parties	13	2	(2)
—related parties	13, 24	(5)	2
Other financial liabilities
—related parties	19, 24	1	—
Provisions	20	(44)	(21)
Post-retirement benefits	18	4	(6)
Interest paid
—third parties	7, 16	(2)	(2)
—related parties	7, 16, 24	(4)	(9)
Income taxes (paid) recovered		(21)	32

Net cash flows from (used in) operating activities in continuing operations		(87)	181
Net cash flows from operating activities in discontinued operations	26	21	43

Net cash flows from (used in) operating activities		(66)	224

The accompanying notes are an integral part of these combined financial statements.

ENGINEERED ALUMINUM PRODUCTS

COMBINED STATEMENTS OF CASH FLOWS (continued)

(in millions of euros)

Year ended December 31,	Notes	2010	2009
Cash flows from (used in) investing activities
Purchases of property, plant and equipment	10, 28	(51)	(61)
Purchases of businesses and investments, net of cash and cash equivalents acquired	26	—	(1)
Net proceeds from disposals of businesses, investments and other assets	10, 26	8	—
Net collection of short-term loans receivable	24	178	22
—related parties
Collection of long-term loans receivable
—related parties	24	—	2
Advances on long-term loans receivable
—related parties	24	—	(3)
Interest received
—third parties	7	2	2
—related parties	7, 24	1	1

Net cash flows from (used in) investing activities in continuing operations		138	(38)
Net cash flows from investing activities in discontinued operations	26	23	2

Net cash flows from (used in) investing activities		161	(36)

Cash flows from (used in) financing activities
Net repayments of current borrowings
—related parties	16, 24	(136)	(225)
Repayments on non-current borrowings
—related parties	16, 24	(5)	(1)
Net cash transfers from the Owner		93	83

Net cash flows used in financing activities in continuing operations		(48)	(143)
Net cash flows used in financing activities in discontinued operations	26	(38)	(46)

Net cash flows used in financing activities		(86)	(189)

Net increase (decrease) in cash and cash equivalents		9	(1)
Cash and cash equivalents—beginning of year		7	8
Effect of exchange rate changes on cash and cash equivalents		(1)	—

Cash and cash equivalents—end of year		15	7

Supplementary disclosures of non-cash investing and financing information:
Non-cash transfers (to) from the Owner
Borrowings converted to Owner’s net investment	16	336	—
Loans receivable charged against Owner’s net investment	24	(29)	—
Restructuring liabilities settled by the Owner on our behalf	20	2	—
Other non-cash transfers from the Owner		—	17

		309	17

Non-cash transfers from the Non-controlling interests
Property, plant and equipment contributed by the Non-controlling interests	25	2	—

The accompanying notes are an integral part of these combined financial statements.

1.	GENERAL INFORMATION

On January 4, 2011 (the Completion Date), Rio Tinto Group (Rio Tinto) sold its engineered aluminum products businesses under the terms and conditions of a Sale and Purchase Agreement (the Agreement) to a company now known as Constellium Holdco B.V. (the Purchaser), which is an entity owned by investment funds affiliated with, or co-investment vehicles that are managed (or the general partners of which are managed) by subsidiaries of, Apollo Global Management, LLC, affiliates of Rio Tinto International Holdings Limited and Fonds Stratégique d’Investissement.

Purpose for issuing these combined financial statements

Background

During July 2011, Rio Tinto issued audited 2010 combined historical carve-out financial statements for a group of operating entities, divisions and businesses that were formerly included in the Engineered Products operating segment within a subsidiary and affiliates of Rio Tinto (excluding its Cable and Composite operating entities, divisions and businesses), together with some head office entities that provide certain general and administrative services. These engineered aluminum products businesses are herein referred to as Engineered Aluminum Products (EAP or the Group).

Subsequent to the Completion Date, the Purchaser sold and discontinued certain operations and changed the method of measuring operating segment profit or loss, as further described below. The Group has re-presented its results of operations and cash flows between continuing and discontinued operations to reflect the operations that have been subsequently discontinued by the Purchaser and has also provided an additional measurement of profitability of its operating segments, Management Adjusted EBITDA, as supplementary information, which is consistent with the measurement used by the Purchaser in its consolidated financial statements for the year ending December 31, 2011.

Discontinued operations

During the year ending December 31, 2011, the Purchaser sold all of the businesses it had acquired from Rio Tinto related to one of the Group’s operating segments, Alcan International Network (AIN). The disclosures related to AIN in these combined financial statements of the Group have been re-presented as those of discontinued operations for all periods presented consistent with the requirements of IFRS 5, Non-current Assets Held for Sale and Discontinued Operations. The assets and liabilities of AIN have not been re-presented as a disposal group classified as held for sale in these combined financial statements as the criteria for such classification were not met at December 31, 2010. See Note 26—Purchases and Disposals of Businesses and Investments, including Discontinued Operations.

Segment reporting

In its consolidated financial statements for the year ending December 31, 2011, the Purchaser has presented Management Adjusted EBITDA as its measure of operating segment profit or loss, which differs from the measure of Business Group Profit historically used by the Group. Disclosures have been added to these combined financial statements to present Management Adjusted EBITDA as supplementary information. The Purchaser has subsequently changed the names of our operating segments as described in Note 28—Operating Segment Information.

Issuing responsibility and references

These audited 2010 combined carve-out financial statements are the responsibility of the executive management of Constellium Holdco B.V., having been derived: (i) from the underlying financial information used to prepare the 2010 audited combined carve-out financial statements of the Group that were previously prepared and issued by Rio Tinto, and (ii) in consideration of and with the application of the presentation changes described above.

When used throughout the carve-out financial statements, Rio Tinto and Owner refers to Rio Tinto Group and, where applicable, one or more of its subsidiaries, affiliates and joint ventures. Further, references to Rio Tinto, the Owner and the Group within the context of activities and events occurring prior to the Completion date have the same historical meaning in consideration of the entities and relationships in existence during the years ended December 31, 2010 and 2009.

Description of the business

The Group produces engineered and fabricated aluminum products and structures. The Group operates production facilities throughout Europe and North America and has sales and supply chain logistics offices (AIN) which are located globally. As described above, AIN was sold by the Purchaser during the year ending December 31, 2011, and has been re-presented as a discontinued operation in these combined financial statements.

Through December 31, 2010, the Predecessor was headquartered and domiciled in Paris, France (at 17 Place des Reflets; La Defense 2—Tour CB 16; Courbevoie, France 92400). These combined financial statements were authorized for issue on April 24, 2012 by Constellium Holdco B.V.’s executive management, who have the authority to amend them under appropriate circumstances, if necessary.

Sale of Engineered Aluminum Products

Transaction

On August 5, 2010, Rio Tinto announced that it had received a binding offer from funds affiliated with third parties (Funds) to acquire a 61% stake in a group of Rio Tinto’s Engineered Products operating entities, divisions and businesses, which is comprised of substantially all of the entities, divisions and businesses comprising the Group. On December 23, 2010, Rio Tinto and the Funds executed the Agreement establishing the terms, conditions and consideration for the Transaction, which was closed on the Completion Date. On January 4, 2011, Rio Tinto announced that it had completed the sale (the Transaction), leaving Rio Tinto with a remaining 39% ownership.

On April 4, 2011, Rio Tinto delivered the Draft Completion Statement to the Purchaser as required under the terms of the Agreement, which established the total preliminary purchase price for the Transaction and was the basis for the exchange of consideration between the parties. As a result of establishing the preliminary purchase price, Rio Tinto management determined that the carrying amounts of the Group’s net assets were in excess of their recoverable amounts and recorded impairment charges of €224 during the year ended December 31, 2010 (see Note 9—Intangible Assets and Note 10—Property, Plant and Equipment).

Under the terms of the Agreement, the Purchaser had the right to accept the Draft Completion Statement or provide Rio Tinto with a Purchaser’s Disagreement Notice to dispute the preliminary purchase price within 75 days. On June 17, 2011, Rio Tinto received the Purchaser’s Disagreement Notice and subsequent to that date, the final terms of the Transaction were settled (see Note 30—Subsequent Events).

Changes to capital structure

In contemplation of the Transaction, during 2010, the Group and the Owner undertook several steps to effect certain capital restructuring transactions to facilitate the consummation of the Transaction, including: (i) the Owner making certain capital contributions to specific entities within the Group; (ii) the Group repaying or converting to Owner’s net investment (included in Invested equity) certain related party borrowings from the Owner; and (iii) the Group collecting certain related party loans receivable from the Owner or charging them against Owner’s net investment.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these combined financial statements are set out below. These policies have been consistently applied to all of the periods and balances presented, unless otherwise stated.

Basis of preparation

Presentation currency

The Group prepared these 2010 audited combined financial statements using the EUR as its presentation currency. The Group’s policies and practices with respect to functional currency, presentation currency and foreign currency translation and disposals of operations are described below.

Functional currency

Items included in the financial statements of each of the entities, divisions and businesses of the Group are measured using the currency of the primary economic environment in which each of them operate (their functional currency).

Presentation currency and foreign currency translation

The financial results of the Owner are presented in USD. As such, the USD is the currency in which the Group’s financial results are combined (but not presented). In the preparation of the Group’s combined financial statements, the year end balances of assets, liabilities and components of invested equity of the Group’s entities, divisions and businesses were first translated from their functional currencies into USD at the respective year-end exchange rates; and the annual revenues, expenses, cash flows and transactions within invested equity of the Group’s entities, divisions and businesses were first translated from their functional currencies into USD at the average exchange rates for the respective years. The net differences arising from the exchange rate translation from functional currencies to USD were recognized in the foreign currency translation reserve, included in Invested equity.

In order to present these EUR-denominated combined financial statements, the USD-denominated year end balances of the Group’s combined assets, liabilities and components of invested equity were translated into EUR at the respective year-end exchange rates; and the Group’s combined USD-denominated annual revenues, expenses, cash flows and transactions within invested equity were translated into EUR at the average exchange rates for the respective years. The net differences arising from the exchange rate translation from USD to EUR were also recognized in the foreign currency translation reserve, included in Invested equity.

The Group used the following exchange rates to translate the Group’s combined financial statements from USD to EUR:

	2010	2009
Year-end exchange rate at December 31,	1.34	1.44
Average exchange rate for the year ended December 31,	1.33	1.39

Disposals of operations

When an operation is disposed of, the portion of the accumulated balance of the foreign currency translation reserve relating to such operation is realized as a gain or loss in Other expenses (income)—net in the Group’s combined income statement at the time of the disposal.

Carve-out accounting

The Group’s combined income statements and combined statements of comprehensive income (loss), changes in invested equity and cash flows for the years ended December 31, 2010 and 2009; the Group’s combined statements of financial position at December 31, 2010 and 2009; and the related notes thereto (collectively, the Group’s combined financial statements) are prepared on a carve-out basis, having been derived from the accounting records of the Owner using the historical results of operations and historical bases of assets and liabilities of the entities, divisions and businesses comprising the Group. These combined financial statements comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The net assets of the Group may be carried at different values in the consolidated statements of financial position of its Owner as a result of the application of carve-out accounting.

Management believes the assumptions underlying the combined financial statements, including the Allocations from Owner described below, are reasonable. However, the combined financial statements included herein may not necessarily be representative of the Group’s combined results of operations, financial position and cash flows in the future or what its historical results of operations, financial position and cash flows would have been had the Group been a standalone entity during the periods presented.

As these combined financial statements represent a group of operating entities, divisions and businesses of the Owner which do not constitute a separate legal entity, the net assets of the Group have been presented as Total invested equity, which includes Owner’s net investment, Reserves and Non-controlling interests. The Owner’s net investment in the Group is comprised primarily of (i) the initial investment to establish the net assets of the Group (and any subsequent adjustments thereto); (ii) the Owner’s share of accumulated earnings (including other comprehensive earnings) of the Group; (iii) general corporate cost allocations from the Owner; and (iv) all other transfers to and from the Owner, including those related to non-cash items, cash management functions performed by the Owner and changes in certain income tax liabilities or assets.

As described further in Note 21—Financial Risk Management, the Owner manages the overall liquidity and capital of the Group. To the extent that the Group has capital and liquidity requirements in excess of internally generated funds, it obtains financing from the Owner in the form of cash transfers, cash pooling agreements and/or loans. The Group’s total capital is defined as total invested equity plus net debt. Net debt includes borrowings from third and related parties, less loans receivable from related parties.

Transactions and outstanding balances between the Group and the Owner have been reported as related party transactions for all periods and period end dates presented herein.

International Financial Reporting Standards

The Group adopted “Annual Improvements to IFRSs” during the years 2010 and 2009. Annual improvements provide a vehicle for making non-urgent but necessary amendments to IFRS standards and cover a broad range of topics.

New and amended standards adopted by the Group during 2010

The Group adopted amendments made to International Accounting Standard (IAS) 27 “(Amendment) Consolidated and Separate Financial Statements,” which requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control. Such effects no longer result in goodwill or gains and losses. The standard also specifies the accounting treatment when control is lost. Any remaining interest in the entity is remeasured to fair value and a gain or loss is recognized in the income statement. The adoption of these amendments to IAS 27 had no significant impact on the Group’s combined financial statements.

The Group adopted amendments made to IAS 39, “(Amendment) Financial Instruments: Recognition and Measurement—Eligible Hedged Items” which make two significant changes on hedged items by prohibiting: (i) the designation of inflation as a hedgeable component of a fixed-rate debt and (ii) the inclusion of time value in the one-sided hedge risk when designating options as hedges. The adoption of these amendments to IAS 39 had no significant impact on the Group’s combined financial statements.

The Group adopted amendments made to IFRS 3, “(Revised) Business Combinations” which continues to apply the acquisition method to business combinations but applies some significant changes. Under the revised standard, all payments to purchase a business are to be recorded at fair value at the acquisition date with contingent payments classified as debt subsequently remeasured through the income statement. All acquisition related costs should be expensed. When a business is acquired in which the Group previously held a non-controlling stake, the existing stake is remeasured to fair value at the date of acquisition. Any difference between fair value and carrying value is taken to the income statement. The adoption of these amendments to IFRS 3 had no significant impact on the Group’s combined financial statements.

Standards adopted by the Group during 2009

The Group adopted amendments made to IAS 1 “(Revised) Presentation of Financial Statements,” effective January 1, 2009. The relevant impact from the adoption of these amendments to IAS 1 on the Group’s financial statements was that the Group was required to present all changes in equity arising from transactions with owners in their capacity as owners (i.e. owner changes in equity) separately from non-owner changes in equity in the Group’s statements of changes in invested equity.

The Group adopted amendments made to IAS 23 “Borrowing Costs,” effective January 1, 2009. IAS 23 provides guidance on the recognition, capitalization and disclosure of borrowing costs. The adoption of these amendments to IAS 23 had no significant impact on the Group’s combined financial statements.

The Group adopted amendments made to IAS 39 “Financial Instruments: Recognition and Measurement,” effective January 1, 2009. The amendments provide guidance on eligible hedged items. The adoption of this standard had no significant impact on the Group’s combined financial statements.

The Group adopted amendments made to IFRS 7 “Financial Instruments: Disclosures,” effective January 1, 2009. IFRS 7 requires disclosures that enable users of the financial statements to evaluate the significance of financial instruments and the nature and extent of risks arising from those financial instruments. The adoption of the amendments to this standard had no significant impact on the disclosures related to the Group’s financial instruments, included in Note 21—Financial Risk Management and Note 22—Financial Instruments.

The Group adopted IFRS 8 “Operating Segments,” effective January 1, 2009. IFRS 8 replaces IAS 14 “Segment Reporting” and requires a management approach, under which segment information is presented on the same basis as that used for internal reporting purposes. Segment information is reported in a manner that is more consistent with the internal reporting provided to the Group’s chief operating decision maker (CODM). The adoption of this standard had no significant impact on the measurement or disclosure of the Group’s segment information, included in Note 28—Operating Segment Information and Note 29—Information by Geographic Area.

Standards, amendments and interpretations applicable to future reporting periods

•	IAS 24, “(Revised) Related Party Disclosures” (required to be adopted in 2011);

•	IFRS 9, “Financial Instruments” (required to be adopted in 2013);

•	IFRIC 14, “(Amendment) Prepayments of a Minimum Funding Requirement” (required to be adopted in 2011);

•	Amendments to IFRS 7, “Disclosures—Transfer of Financial Assets” (required to be adopted in 2011); and

•	Annual Improvements to IFRSs (2010) (most changes are required to be adopted in 2011).

The Group has not yet evaluated the potential impact that any of the pending future standards, amendments and interpretations would have on its combined financial statements.

Other standards

The Group has determined that all other recently issued accounting standards will not have a material impact on its combined results of operations, financial position and cash flows, or do not apply to its operations.

Allocations from Owners

In addition to the carve-out of businesses and entities comprising the operations and the net assets of the Group, the accompanying combined income statements also include allocations of certain Owner’s expenses, with corresponding offsetting amounts included in Owner’s net investment. Allocated items are described below.

The expenses allocated are not necessarily indicative of the expenses that would have been incurred had the Group performed these functions as a standalone entity, nor are they indicative of expenses that will be charged or incurred in the future. It is not practicable to estimate the amount of expenses the Group would have incurred for the periods presented had it not been an affiliated entity of the Owner in each of those periods.

The financial statements reflect all material and significant costs of doing business related to these operations. These costs of doing business include expenses incurred by other entities on our behalf which relate to general corporate expenses and pension and post retirement benefits. Such costs of doing business have been allocated to the combined carve out business based on average headcount and, in the case of general corporate expenses, average capital employed. Management believes that such allocation is reasonable for the type of cost allocated.

General corporate expenses

The Owner has allocated certain of its general corporate expenses to the Group based on a combination of average headcount and average capital employed. Capital employed represents total Group assets, less: (a) trade payables and other; (b) provisions; (c) deferred income tax assets; (d) other financial liabilities; (e) post-retirement benefits; and (f) short-term and long-term loans receivable—related parties on a historical basis. The general corporate expense allocations are included in Selling and administrative expenses—related parties in the Group’s combined income statements. These allocations are primarily for finance, human resources, legal, corporate and external affairs and the executive office of Rio Tinto and are mainly comprised of salaries, including variable compensation and normal current service cost for pensions, and other direct costs of the various functions. These general corporate expense allocations amounted to €17 and €9 for the years ended December 31, 2010 and 2009, respectively, and are included in Selling and administrative expenses—related parties (none was attributed to discontinued operations). The allocation was lower for 2009 than 2010 due primarily to a lower pool of costs being incurred and allocated by the Owner. The Group’s total corporate office costs, including the amounts allocated, amounted to €31 and €12 for the years ended December 31, 2010 and 2009, respectively.

Pensions and post-retirement benefits

Certain businesses included in the Group have pension and post-retirement obligations mostly comprised of funded defined benefit pension plans in the United States (U.S.), unfunded pension plans in France and Germany and lump sum indemnities payable upon retirement to employees of businesses in France. Certain businesses included in the Group also have unfunded other post-retirement benefit obligations, mostly comprised of health and life insurance benefits in the U.S.

The Group participates in a multi-employer defined benefit plan in Switzerland. The Group’s proportionate share of the plan’s defined benefit obligation, plan assets and costs are included in the Group’s combined financial statements.

Income Taxes

Income taxes are calculated as if all of the Group’s operations had been separate tax paying legal entities, each filing a separate tax return in its local tax jurisdiction. For jurisdictions where there is a tax sharing agreement or where the Group’s operations represent a division of a larger legal entity, tax amounts currently payable or receivable by the Group are included in Owner’s net investment, because the net liability (receivable) for the taxes due (refundable) is recorded in the financial statements of the Owner’s non-Group entity that files the consolidated or combined tax return. As a result of the aforementioned structure, substantially all of the Group’s income tax liabilities (refunds) are also paid (collected) by the various Owner’s non-Group entities. These net changes in income tax amounts currently payable or receivable are included in net cash transfers (to) from Owner in the accompanying combined financial statements.

Cash Management

Cash and cash equivalents in the combined statements of financial position are comprised of the cash and cash equivalents of the Group’s businesses. Historically, the Owner has performed cash management functions on behalf of the Group. The Owner manages certain cash pooling activities among the Group’s operating units, including the arrangement of borrowings from and loans to related parties and the transfer of cash balances to the Owner. None of the Owner’s cash and cash equivalents has been allocated to the Group in the combined statements of financial position. Transfers to and from the Owner are recorded as adjustments to Owner’s net investment.

Basis of combination

The combined financial statements include all of the assets, liabilities, revenues, expenses and cash flows of the entities, divisions and businesses included in the Group.

Subsidiaries: Subsidiaries are entities over which the Owner has the power to govern the financial and operating policies in order to obtain benefits from their activities. Control is presumed to exist where the Owner owns more than 50% of the voting rights (which does not always equate to percentage ownership) unless it can be demonstrated that ownership does not constitute control. Control does not exist where outside stakeholders hold veto rights over significant operating and financial decisions. In assessing control, potential voting rights that are currently exercisable or convertible are taken into account. Substantially all of the subsidiaries in the Group are wholly-owned. All of the assets and liabilities and results of operations of subsidiaries are included in the Group’s combined financial statements, which show the amounts of net assets (invested equity), loss for the year and comprehensive income (loss) attributable to both the Owner of the Group and the Non-controlling interests.

Joint ventures: A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. Joint control is the contractually agreed sharing of control such that significant operating and financial decisions require the unanimous consent of the parties sharing control. The Group accounts for its joint ventures using the equity accounting method.

All intra-Group balances and transactions between and among the Group’s subsidiaries, divisions and businesses are eliminated in the preparation of the Group’s combined financial statements. Balances and transactions between the Group and the Owner are identified as related party balances and transactions in the accompanying combined financial statements.

Revenue recognition

Revenue from product sales is comprised of sales to third parties at invoiced amounts, with most sales being priced on ex works, free on board (f.o.b.) terms, or on cost, insurance and freight (c.i.f.) terms. Amounts billed to customers in respect of shipping and handling are classified as Revenue where the Group is responsible for carriage, insurance and freight. All shipping and handling costs incurred by the Group are recognized in Cost of sales. Delivery is considered to have occurred when title and risk of loss have transferred to the customer.

Revenue from product sales, net of trade discounts, allowances and volume-based incentives, is recognized once delivery has occurred provided that persuasive evidence exists that all of the following criteria are met:

•	the significant risks and rewards of ownership of the product have been transferred to the buyer;

•	neither continuing managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold, has been retained by the Group;

•	the amount of revenue can be measured reliably;

•	it is probable that the economic benefits associated with the sale will flow to the Group; and

•	the costs incurred or to be incurred in respect of the sale can be measured reliably.

Revenue from services is recognized as services are rendered.

Deferred tooling revenue and development costs

Certain of the Group’s customers (principally in the automotive industry) contract with the Group to design a part, produce the necessary tooling and then manufacture the parts for sale to the customer over a long term period. The Group contracts with third party tool suppliers to construct the tooling required to manufacture the part. The activities associated with automotive tooling construction meet the definition of building an asset over an extended period and are accounted for by the Group in accordance with the provisions of IAS 11 “Construction Contracts”.

Interest income and expense

The Group records interest income using the effective interest rate method on loans receivable—related parties and on the interest bearing components of its cash and cash equivalents. Interest income is included in Finance income (costs)—net in the Group’s combined income statements.

The Group obtains short- and long-term financing from third and related parties and incurs interest expense at the stated rates on the various borrowing agreements into which the Group enters. The Owner does not allocate any additional interest expense to the Group. Borrowing costs (including interest) incurred for the construction of any qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use. All other borrowing costs are charged to interest expense in Finance income (costs)—net in the Group’s combined income statements.

Dividends and distributions

Income

The Group records dividend income as it is deemed earned, i.e.—when dividends are declared and payable. Dividend income from investments at cost is included in Other expenses (income)—net (related parties) in the Group’s combined income statements. Dividends earned from joint ventures are credited against Investments in Joint Ventures in accordance with the equity method of accounting.

Any dividends declared or distributions made by any of the subsidiaries in the Group to the Owner are recorded as a reduction of Owner’s net investment.

Any intra-Group dividends are eliminated in the preparation of the Group’s combined financial statements.

Foreign currency transactions and remeasurement

Transactions denominated in foreign currencies are converted to the functional currency at the exchange rate in effect at the date of the transaction. Monetary assets and liabilities carried on the statement of financial position at each year end that are denominated in foreign currencies are remeasured at year-end exchange rates, with corresponding exchange gains or losses included in Other expenses (income)—net.

Intangible assets

Intangible assets are primarily trademarks, patented and non-patented technology and customer contracts, all of which have finite lives. Intangible assets are recorded at cost less accumulated amortization and are amortized over their useful lives (generally 15 years) using the straight-line method.

Research and development costs

Research expenditures are recognized as expenses in the combined income statements as incurred. Costs incurred on development projects are recognized as intangible assets when the following criteria are met:

•	it is technically feasible to complete the intangible asset so that it will be available for use;

•	management intends to complete and use the intangible asset;

•	there is an ability to use the intangible asset;

•	it can be demonstrated how the intangible asset will generate probable future economic benefits;

•	adequate technical, financial and other resources to complete the development and use or sell the intangible asset are available; and

•	the expenditure attributable to the intangible asset during its development can be reliably measured.

Other development expenditures that do not meet these criteria are recognized as expenses in the combined income statements when incurred. Development costs previously recognized as expenses are not recognized as an asset in a subsequent period. Capitalized development costs, if any, are recorded as intangible assets and amortized from the point at which the assets are ready for use, on a straight-line basis over the useful lives of the related assets.

Property, plant and equipment

The cost of property, plant and equipment is comprised of its purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated close down and restoration costs associated with the asset. For major capital projects, costs are capitalized into Construction Work in Progress (CWIP) until such projects are completed and the assets are available for use, at which time such costs are transferred out of CWIP into the appropriate asset class and depreciation commences.

Major betterments are capitalized as additions to property, plant and equipment and depreciated. Ongoing regular maintenance costs related to property, plant and equipment are expensed as incurred.

Property, plant and equipment is depreciated over the estimated useful lives of the related assets using the straight-line method. The principal estimated useful lives used by the Group range from: 10 to 50 years for buildings; 10 to 15 years for plant machinery and equipment; and 5 to 8 years for vehicles, office and computer equipment and software (which is included within machinery and equipment).

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. Impairment is normally assessed at the level of cash generating units (CGUs), which are identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other groups of assets. When a review for impairment is conducted, the recoverable amount is based on the higher of fair value less costs to sell (market value) and value in use (determined using estimates of discounted future net cash flows). Where there is no binding sale agreement or active market, fair value less costs to sell is based on the best information available to reflect the amount the Group could receive for the asset or cash generating unit in an arm’s length transaction. The estimates of future cash flows are based on management’s estimate of the present value of expected future revenues, costs and costs to sell. As a result of impairment reviews, an impairment loss would be recognized in the amount that the carrying amount exceeded the recoverable amount of an asset or CGU.

The expected future cash flows of CGUs reflect long-term plans which are based on detailed research, analysis and iterative modeling to optimize the level of return from investment. Cost levels incorporated in the cash flow forecasts are based on the current long-term plan for the cash generating unit. For impairment reviews, recent cost levels are considered, together with expected changes in costs that are compatible with the current condition of the business and which meet the requirements of IAS 36 “Impairment of Assets”.

The discount rate applied in determining net present value is based on a rate that is reflective of the way the market would assess the specific risks associated with the estimated cash flows to be generated by the assets.

Financial instruments

(i) Financial assets

The Group classifies its financial assets as follows: (a) at fair value through profit or loss; (b) loans and receivables; and (c) available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of the Group’s financial assets at initial recognition.

(a) At fair value through profit or loss: Derivatives (included in other financial assets) are included in this category. Generally, the Group does not acquire financial assets for the purpose of selling in the short-term. Financial assets carried at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the combined income statements.

(b) Loans and receivables: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current or non-current assets based on their maturity date. Loans and receivables are comprised of cash and cash equivalents, non-current and current loans receivable and Trade receivables and other in the combined statements of financial position. Loans and receivables are carried at amortized cost using the effective interest method, less any impairment.

(c) Available for sale financial assets: Investments not held for trading nor intended to be held to maturity are measured and carried on the combined statements of financial position at fair value, with any gains or losses arising from the change in fair value being recognized in other comprehensive income and included in equity, except for impairment losses. Upon disposal and derecognition of available for sale securities, any cumulative gains or losses from the change in fair value are removed from equity and recognized as gains or losses in the combined income statements.

(ii) Financial liabilities

Borrowings and other financial liabilities (excluding derivative liabilities) are recognized initially at fair value, net of transaction costs incurred and are subsequently stated at amortized cost. Any difference between the amounts originally received (net of transaction costs) and the redemption value is recognized in the income statement over the period to maturity using the effective interest method.

(iii) Derivative financial instruments

The Group enters into derivative contracts designed to reduce exposures related to assets and liabilities or firm commitments. The Group’s policy with regard to financial risk management is described in Note 21—Financial Risk Management.

All derivatives are initially recognized at their fair value on the date at which the derivative contract is entered into and are subsequently remeasured to their fair value based upon published market quotations at the date of each statement of financial position, with the changes in fair value included in Other expenses (income)—net. The Group had no derivatives designated for hedge accounting treatment during the periods presented.

(iv) Fair value

Fair value is the amount at which a financial instrument could be exchanged in an arm’s length transaction between informed and willing parties. Where relevant market prices are available, these have been used to determine fair values.

Leases

Group as the lessee

The Group leases various buildings, machinery and equipment from third parties under operating lease agreements. Under such operating lease agreements, the total lease payments are recognized as rent expense on a straight-line basis over the term of the lease agreement, and are included in Cost of sales or Selling and administrative expenses, depending on the nature of the leased assets.

Group as the lessor

The Group leases certain land, buildings, machinery and equipment to third parties under finance lease agreements. The Group’s policy is, during the period of the lease, to remove the net book value of the related assets from property, plant and equipment and record a net finance lease receivable in the amount of the aggregate future cash payments to be received from the lessee, less unearned finance income computed at the interest rate implicit in the lease. As the net finance lease receivable from the lessee is collected, unearned finance income is also reduced, resulting in interest income.

Inventories

Inventories are valued at the lower of cost and net realizable value, primarily on a weighted-average cost basis. Weighted-average costs for raw materials, work in process and finished goods are calculated using the costs experienced in the current period (including the purchase price of materials; freight, duties and customs; the costs of production, which includes labor costs, materials and other expenses which are directly attributable to the production process; and production overheads) together with those similar costs in opening inventories.

Trade accounts receivable

The Group records trade accounts receivable associated with sales of products and services arising in the normal course of business, under the same terms and conditions as described in its accounting policy for revenue recognition. Trade accounts receivable are recognized initially at fair value based upon the Group’s contractually agreed upon prices with customers, net of trade discounts, allowances and volume-based incentives. Trade receivables are subsequently measured at amortized cost reduced by any provision for impairment.

A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due. Indicators of impairment would include financial difficulties of the debtor, likelihood of the debtor’s insolvency, late payments, default or a significant deterioration in creditworthiness. Management also considers trends and changes in general economic conditions, and in the industries in which the Group operates, in the establishment of an adequate provision for impairment. The expense (income) related to the increase (decrease) of the provision for impairment is recognized in the combined income statements within Other expenses (income)—net. When a trade receivable is deemed uncollectible, it is written off against the provision for impairment account. Subsequent recoveries of amounts previously written off are credited to Other expenses (income)—net in the combined income statements.

The Group sells certain of its trade accounts receivable under various programs. Where trade accounts receivable are sold without recourse, the amounts are derecognized under the provisions of IAS 39 “Financial Instruments: Recognition and Measurement” from the combined statements of financial position, as substantially all the risks and rewards associated with these receivables have been transferred. Where trade accounts receivable are sold with limited recourse, the amounts do not qualify for derecognition, as the Group retains substantially all the risks and rewards associated with these receivables. The Group accounts for limited recourse sales of trade accounts receivable as secured financing transactions, and such trade receivables continue to be included in Group’s trade receivables and other balance until the receivables are settled by the customer.

Provisions

The Group records provisions for the best estimate of expenditures required to settle liabilities of uncertain timing or amount (using present values when appropriate) when management determines that a legal or constructive obligation exists, it is probable that an outflow of resources will be required to settle the obligation, and such amounts can be reasonably estimated. The ultimate cost to settle these liabilities is uncertain, and cost estimates can vary in response to many factors. The settlement of these liabilities could differ materially from recorded amounts. In addition, the expected timing of expenditure can also change. As a result, there could be significant adjustments to the Group’s provisions, which could result in additional charges or recoveries affecting future financial results. Types of liabilities for which the Group establishes provisions include:

Product warranty and guarantees

The Group records provisions for product warranty and guarantees to settle the uninsured net present value portion of any settlement costs for potential future legal actions, claims and other assertions that may be brought by its customers or the end-users of products. Provisions for product warranty and guarantees are charged to Cost of sales in the combined income statements. In the accounting period when any legal action, claim or assertion related to product warranty or guarantee is settled, the net settlement amount incurred by the Group is charged against the provision established on the combined statement of financial position. The outstanding provision is reviewed periodically for adequacy and reasonableness by Group management.

Close down and restoration costs

Close down and restoration costs include the dismantling and demolition of infrastructure and the removal of residual material of disturbed areas. Estimated close down and restoration costs are provided for in the accounting period when the legal or constructive obligation arising from the related disturbance occurs and it is probable that an outflow of resources will be required to settle the obligation. These costs are based on the net present value of estimated future costs. Provisions for close down and restoration costs do not include any additional obligations which are expected to arise from future disturbance. The costs are estimated on the basis of a closure plan including feasibility and engineering studies, are updated annually during the life of the operation to reflect known developments (e.g. revisions to cost estimates and to the estimated lives of operations) and are subject to formal review at regular intervals throughout each year.

The initial closure provision together with other movements in the provisions for close down and restoration costs, including those resulting from new disturbance, updated cost estimates, changes to the estimated lives of operations and revisions to discount rates are capitalized within Property, plant and equipment. These costs are then depreciated over the remaining useful lives of the related assets. The amortization or “unwinding” of the discount applied in establishing the net present value of the provisions is charged to the income statement as a financing cost in each accounting period.

Environmental remediation costs

The Group records provisions for the estimated present value of the costs of its environmental cleanup obligations. Movements in the environmental cleanup provisions are presented as an operating cost within Cost of sales, except for the unwinding of the discount which is included in Finance income (costs)—net. Remediation procedures may commence soon after the time at which the disturbance, remediation process and estimated remediation costs become known, and can continue for many years depending on the nature of the disturbance and the remediation techniques.

Restructuring costs

Provisions for restructuring are recorded when the Group’s management is demonstrably committed to the restructuring plan and where such liabilities can be reasonably estimated. The Group recognizes liabilities that primarily include one-time termination benefits, or severance, and contract termination costs, primarily related to equipment and facility lease obligations. These amounts are based on the remaining amounts due under various contractual agreements, and are periodically adjusted for any anticipated or unanticipated events or changes in circumstances that would reduce or increase these obligations. These costs are charged to Restructuring costs in the combined income statements.

Legal and other potential claims

Provisions for legal and other potential claims are made when it is probable that liabilities will be incurred and where such liabilities can be reasonably estimated. Depending on their nature, these costs may be charged to Cost of sales or Other expenses (income)—net in the combined income statements.

Post-retirement benefits

For defined benefit plans, the difference between the fair value of the plan assets and the present value of the plan liabilities (if any) is recognized as an asset or liability on the combined statement of financial position. Any asset recognized is restricted to the present value of any amounts the Group expects to recover by way of refunds from the plan or reductions in future contributions. Actuarial gains and losses arising in the year are charged or credited to Other comprehensive income (loss), which is included in Invested equity. For this purpose, actuarial gains and losses are comprised of both the effects of changes in actuarial assumptions and experience adjustments arising because of differences between the previous actuarial assumptions and what has actually occurred.

Other movements in the net surplus or deficit are recognized in the combined income statement, including the current service cost, any amortization of past service cost and the effect of any curtailment or settlement. The interest cost less the expected return on assets is also charged to the combined income statement. The amounts charged to the combined income statement in respect of these plans are included within operating costs.

The most significant assumptions used in accounting for pension plans are the long-term rate of return on plan assets, the discount rate and mortality assumptions. The long-term rate of return on plan assets is used to calculate interest income on pension assets, which is credited to the Group’s combined income statements. The discount rate is used to determine the net present value of future liabilities. Each year, the unwinding of the discount on those liabilities is charged to interest expense in the Group’s combined income statements, included in Finance income (costs)—net. The mortality assumption is used to project the future stream of benefit payments, which is then discounted to arrive at a net present value of liabilities.

The values attributed to plan liabilities are assessed in accordance with the advice of qualified actuaries.

The Group’s contributions to defined contribution pension plans are charged to the combined income statements in the period to which the contributions relate.

Taxation

The Group uses the liability approach for accounting for income taxes (also refer to Allocations from Owner—Income Taxes above). Under this approach, deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This approach also requires the recognition of deferred income tax assets for operating loss carryforwards and tax credit carryforwards.

The effect on deferred tax income assets and liabilities of a change in tax rates and laws is recognized in income in the period that the rate change is substantively enacted. Deferred income tax assets and liabilities are measured using tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on the tax rates and laws that have been enacted or substantively enacted at the date of the statement of financial position. Deferred income tax assets are recognized only to the extent that it is probable that they will be recovered. Recoverability is assessed having regard to the reasons why the deferred income tax asset has arisen and projected future taxable profit for the relevant entity in the Group.

The Group is subject to income taxes in the Netherlands, France and numerous other jurisdictions. Certain businesses included in the Group are separate legal entities, while others may represent only a portion of an existing legal entity. Certain of the Group’s businesses may be included in consolidated tax returns with the Owner, in some cases under the terms of non-compensatory tax sharing agreements. In certain circumstances, the Group may be jointly and severally liable with other members of the entity filing the consolidated return for additional taxes that may be assessed. For purposes of these combined financial statements, income taxes are calculated as if all of the Group’s operations had been separate tax-paying legal entities, each filing a separate tax return in its local tax jurisdiction. As a result of using the separate return method, the resulting income tax attributes reflected in these combined financial statements may not reflect the historical or going forward position of income tax balances, especially those related to tax loss carryforwards. The application of a tax allocation method requires significant judgment and making certain assumptions, mainly related to opening balances, applicable income tax rates, valuation allowances and other considerations. Certain income tax amounts currently payable or receivable by the Group are included in Owner’s net investment, because the net liability (receivable) for the taxes due (refundable) and the actual payment or receipt of income taxes (refunds) are recorded in the financial statements of the Owner’s non-Group entity that files the consolidated tax return.

Management establishes tax reserves and accrues interest thereon, if deemed appropriate, in expectation that certain of the Group’s tax return positions may be challenged and that the Group might not succeed in defending such positions, despite management’s belief that the positions taken were fully supportable. Management believes that the Group’s accruals for tax liabilities are sufficient to settle the probable outcome of all material tax contingencies.

Government grants

The Group records the economic benefit of government grants when there is reasonable assurance that the Group will be able to comply with the conditions attached to the grant and that the grants will be received. Grants are recognized in income over the periods to which they are intended to compensate the Group, or for those grants where the Group will incur no future related costs or is receiving compensation for costs already incurred, in the period in which the grant becomes receivable.

Cash and cash equivalents

Cash and cash equivalents are comprised of cash in bank accounts and on hand, short-term deposits held on call with banks and highly liquid investments that are readily convertible into known amounts of cash and which are subject to insignificant risk of changes in value, less bank overdrafts that are repayable on demand, provided there is a right of offset.

Operating segments

The Group determines its operating segments based upon product lines, markets and industries served. Operating segment information is prepared and reported to the CODM of the Group on that basis.

Information by geographic area

The Group reports information by geographic area as follows: revenues from third and related parties are based on destination; and property, plant and equipment and intangible assets are based on the physical location of the assets.

Judgments in applying accounting policies and key sources of estimation uncertainty

Many of the amounts included in the combined financial statements involve the use of judgment and/or estimation. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, giving consideration to previous experience. However, actual results may differ from the amounts included in the combined financial statements. Information about such judgments made by management is contained throughout the notes to the combined financial statements; however the key areas are summarized as follows:

•	Allocations of expenses, assets and liabilities to the Group;

•	Identification of derivative instruments and relevant accounting treatments;

•	Determination of fair value of assets and liabilities where no established market exists;

•	Estimation of asset lives; and

•	Identification of functional currencies.

Key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year include the following items:

Pension and post-retirement benefits

The present value of the Group’s defined benefit obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the defined benefit obligations and net pension costs include the expected long-term rate of return on the relevant plan assets and the discount rate. Any changes in these assumptions may impact the amounts recorded in the Group’s combined financial statements.

Income tax expense

Significant judgment is required in determining the provision for income taxes as there are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were recorded, such differences will impact the current and deferred income tax provisions, results of operations and possibly cash flows in the period in which such determination is made.

Impairment of long-lived assets

Assets are subject to impairment reviews whenever changes in events or circumstances indicate that impairment may have occurred. Assets are written down to the higher of: (a) fair value less costs to sell; or (b) value in use. Value in use is calculated by discounting the expected cash flows from the asset at an appropriate discount rate which uses management’s assumptions and estimates of the future performance of the asset. Differences between expectations and the actual cash flows will result in differences in the level of impairment charges required.

As a result of the binding offer and Transaction as described in Note 1—General Information, the Group determined that the carrying amounts of the Group’s assets were in excess of their recoverable amounts. As a result, the Group recorded impairment charges of €216 million in respect of property, plant and equipment in the year ended December 31, 2010.

The fair value less cost to sell used in the impairment testing was derived from the enterprise value agreed between us and the purchaser. The fair value of each cash generating unit was determined using a discounted cash flow model utilizing discount rates of between 11.5% and 14%. While the Company believes that the estimates and assumptions underlying the valuation methodologies were appropriate, if the Company had kept all other estimates and assumptions constant and only increased the discount rates used by 4% the hypothetical resulting impairment charge would have increased by approximately €72 million. However, this change in assumption would have resulted in an implied total enterprise value that was significantly lower than the agreed enterprise value between the parties which would not be consistent with the guidance of IAS 36.25.

Provisions

Provisions have been recorded for: (a) product warranty and guarantees; (b) close-down and restoration costs; (c) environmental remediation costs; (d) restructuring programs; (e) litigation and other claims; and (f) other liabilities, at amounts which represent management’s best estimates of the liabilities at the date of the combined statement of financial position. Expectations will be revised each period until the actual liability is settled, with any difference accounted for in the period in which the revision is made.

Inventory provisions

Inventories are carried at the lower of cost and net realizable value, which requires the estimation of the future sales price of goods. Any differences between the expected and actual sales price achieved will be recognized in the combined income statement in the period in which the sale is made.

Provision for impairment of trade accounts receivable

A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due. Indicators of impairment would include financial difficulties of the debtor, likelihood of the debtor’s insolvency, default in payment by the debtor or a significant deterioration in the debtor’s creditworthiness. Group management also considers trends and changes in general economic conditions and in the industries in which it operates.

3.	EXPENSES BY NATURE

Year ended December 31,	Notes	2010	2009
Raw materials and consumables used		1,837	1,198
Changes in inventories of finished goods and work in progress	14	(39)	37
Employee benefit expense	4	569	523
Energy costs		110	112
Depreciation and amortization	9, 10	38	85
Repairs and maintenance expense		92	87
Transportation and warehousing expenses		64	60
General corporate expenses allocated by the Owner	2	17	9
Consulting fees and expenses		30	9
Operating lease expense	23	19	18
Other expenses		221	333

Total cost of sales, selling and administrative expenses and research and development expenses		2,958	2,471

4.	EMPLOYEE BENEFIT EXPENSE

Year ended December 31,	Notes	2010	2009
Wages and salaries, excluding amounts in restructuring costs		419	386
Social security costs		113	105
Post-retirement costs:
Defined contribution plans	18	2	2
Defined benefit plans	18	19	15
Other post-retirement benefits	18	16	15

Total employee benefit expense		569	523

5.	OTHER EXPENSES (INCOME)—NET

The components of Other expenses (income)—net—third and related parties are as follows:

Third Parties—Year ended December 31,	Notes	2010	2009
Exchange (gains) losses from the remeasurement of monetary assets and liabilities—net	6	7	(1)
(Gains) losses on disposals of property, plant and equipment—net	10	1	—
(Gains) losses on disposals of businesses and investments—net	26	—	17
Provisions for (recoveries of) trade accounts receivables impairment—net	15	(1)	5
Other—net		(15)	(6)

Total other expenses (income)—net—third parties		(8)	15

Related Parties—Year ended December 31,	Notes	2010	2009
Unrealized (gains) losses on derivatives at fair value through profit and loss—net	24	31	(162)
(Gain) on forgiveness of loan due to related party	24	—	(29)
Service fee income	24	(6)	(19)
Service fee expense	24	—	4

Total other expenses (income)—net—related parties		25	(206)

6.	CURRENCY (GAINS) LOSSES

The Group incurs current period gains and losses (recognized in the combined income statements) and deferred translation adjustments (recognized in Other comprehensive income and included in Invested equity) arising from changes in foreign currency exchange rates. These are included in the Group’s combined financial statements as follows:

COMBINED INCOME STATEMENTS

Year ended December 31,	2010	2009
Loss for the year from continuing operations:
Other expenses (income)—net (third and related party combined)
Exchange (gains) losses from the remeasurement of monetary assets and liabilities—net	7	(1)
Unrealized (gains) losses on foreign currency derivatives—net	5	2

Total	12	1

Income (loss) for the year from discontinued operations:
Realized translation (gains) losses—net(A)	3	(1)

COMBINED STATEMENTS OF CHANGES IN INVESTED EQUITY

Year ended December 31,	2010	2009
Foreign currency translation reserve—beginning of year	58	47
Effect of exchange rate changes—net	(17)	12
Realized translation adjustments—net(A)	3	(1)

Foreign currency translation reserve—end of year	44	58

(A)	Accumulated deferred translation adjustments that are included in the Foreign currency translation reserve component of the Group’s Invested equity, arising from the Group’s ownership in operations where the euro is not the entity’s functional currency, are released from the Foreign currency translation reserve and realized when such foreign operations are divested. The realized translation (gains) losses—net are included in Other expenses (income)—net within (Gains) losses on sales of businesses and investments—net or Income (loss) for the year from discontinued operations, depending on the nature of the disposal.

7.	FINANCE INCOME (COSTS)—NET

Finance income (costs)—net are comprised of the following items:

Year Ended December 31,		2010			2009
	Notes	Third Parties	Related Parties	Total	Third Parties	Related Parties	Total
Finance income:
Interest income earned on:
Interest income on loans receivable	24	—	—	—	—	2	2
Finance lease	15	2	—	2	2	—	2

		2	—	2	2	2	4

Finance costs:
Interest expense on borrowings	16, 24	—	(6)	(6)	—	(16)	(16)
Miscellaneous other interest expense		(3)	—	(3)	(2)	—	(2)

		(3)	(6)	(9)	(2)	(16)	(18)

Finance costs—net		(1)	(6)	(7)	—	(14)	(14)

8.	INCOME TAX EXPENSE (BENEFIT)

The current and deferred components of the Group’s income tax expense (benefit) are as follows:

Year ended December 31,	2010	2009
Current income tax expense	5	3

Deferred income tax expense (benefit), relating to:
Tax losses	1	(16)
Decelerated capital allowances	(50)	(48)
Accounting provisions	6	(3)
Post-retirement benefits	—	4
Other—net	(6)	21

Total deferred income tax benefit	(49)	(42)

Income tax benefit	(44)	(39)

The Group’s effective income tax rates and the amount of income tax expense (benefit) for the years ended December 31, 2010 and 2009 differ from the rates and amounts that would arise using the composite statutory income tax rates applicable by tax jurisdiction, as follows:

Year ended December 31,	2010	2009
Loss for the year before income taxes from continuing operations	(253)	(254)

Composite statutory income tax rates applicable by tax jurisdiction	33.6%	26.8%

Tax benefit calculated at composite statutory tax rates applicable by tax jurisdiction	(85)	(68)
Tax effects of:
Unrecorded tax benefits	43	29
Other—net	(2)	—

Income tax benefit	(44)	(39)

Effective income tax rates	17.4%	15.4%

The following amounts relating to tax have been recognized directly in other comprehensive income:

9.	INTANGIBLE ASSETS

Intangible asset balances and activity are comprised as follows:

	Trademarks and Licenses	Patented and Non-Patented Technology	Customer Contracts	Total
At January 1, 2009
Cost	12	4	17	33
Accumulated amortization and impairment	(5)	(1)	(17)	(23)

Net book amount at January 1, 2009	7	3	—	10

Year ended December 31, 2009 Activity
Net book amount at January 1, 2009	7	3	—	10
Amortization expense	(1)	—	—	(1)

Net book amount at December 31, 2009	6	3	—	9

At December 31, 2009
Cost	12	4	17	33
Accumulated amortization and impairment	(6)	(1)	(17)	(24)

Net book amount at December 31, 2009	6	3	—	9

Year ended December 31, 2010 Activity
Net book amount at January 1, 2010	6	3	—	9
Impairment charges	(5)	(3)	—	(8)
Effects of changes in foreign exchange rates	(1)	—	—	(1)

Net book amount at December 31, 2010	—	—	—	—

At December 31, 2010
Cost	12	3	19	34
Accumulated amortization and impairment	(12)	(3)	(19)	(34)

Net book amount at December 31, 2010	—	—	—	—

Amortization expense

Total amortization expense related to intangible assets is included in Cost of sales in the Group’s combined income statements.

Impairment tests for intangible assets

Intangible assets are reviewed for impairment at least annually, or if there is any indication that the carrying amount may not be recoverable. The recoverable amount is based on the higher of fair value less costs to sell (market value) and value in use (determined using estimates of discounted future net cash flows).

Impairment charges

Year Ended December 31, 2010

As a result of the binding offer and Transaction as described in Note 1—General Information, the Group determined that the carrying amounts of the Group’s assets were in excess of their recoverable amounts. As a result, the Group recorded impairment charges of €8 in its Aerospace & Transportation operating segment (see Note 28—Operating Segment Information).

10.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment balances and activity are as follows:

	Notes	Land And Property Rights	Buildings	Machinery And Equipment	Construction Work In Progress (Cwip)	Total
At January 1, 2009
Cost		191	385	811	72	1,459
Less: Accumulated depreciation, amortization and impairment		(69)	(226)	(474)	(24)	(793)

Net book amount at January 1, 2009		122	159	337	48	666

Year ended December 31, 2009 Activity
Net book amount at January 1, 2009		122	159	337	48	666
Additions	28	—	1	13	48	62
Transfers in from (out of) CWIP		2	6	55	(63)	—
Depreciation and amortization expense	3	—	(25)	(59)	—	(84)
Impairment charges		(39)	(54)	(118)	(3)	(214)
Disposals		(11)	(1)	(6)	—	(18)
Other adjustments—net		—	—	3	—	3
Effects of changes in foreign exchange rates		1	2	6	1	10

Net book amount at December 31, 2009		75	88	231	31	425

At December 31, 2009
Cost		185	397	888	62	1,532
Less: Accumulated depreciation, amortization and impairment		(110)	(309)	(657)	(31)	(1,107)

Net book amount at December 31, 2009		75	88	231	31	425

Year ended December 31, 2010 Activity
Net book amount at January 1, 2010		75	88	231	31	425
Additions	28	—	—	13	38	51
Disposals	5	—	—	(1)	—	(1)
Transfers in from (out of) CWIP		1	1	1	(3)	—
Depreciation and amortization expense	3	—	(9)	(29)	—	(38)
Impairment charges		(31)	(23)	(106)	(56)	(216)
Contribution by the Non-controlling interests	25	—	—	2	—	2
Other adjustments—net		(3)	1	(8)	9	(1)
Effects of changes in foreign exchange rates		(3)	—	(4)	(1)	(8)

Net book amount at December 31, 2010		39	58	99	18	214

At December 31, 2010
Cost		180	398	856	102	1,536
Less: Accumulated depreciation, amortization and impairment		(141)	(340)	(757)	(84)	(1,322)

Net book amount at December 31, 2010		39	58	99	18	214

Depreciation and amortization expense

Total depreciation and amortization expense related to property, plant and equipment is included in the Group’s combined income statements as follows:

Year ended December 31,	2010	2009
Cost of sales	30	70
Selling and administrative expenses	4	5
Research and development expenses	4	9

	38	84

Impairment tests for property, plant and equipment

Property, plant and equipment are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. The recoverable amount is based on the higher of fair value less costs to sell (market value) and value in use (determined using estimates of discounted future net cash flows).

Impairment charges

Year Ended December 31, 2010

As a result of the binding offer and Transaction as described in Note 1—General Information, the Group determined that the carrying amounts of the Group’s assets were in excess of their recoverable amounts. As a result, the Group recorded impairment charges of €216.

Year Ended December 31, 2009

Based on calculations performed by expert valuation consultants using primarily a “market approach” whereby fair value is based on a comparison to publicly traded companies and transactions in its industry and markets, the estimated overall value of the Group decreased significantly. The decline in overall value was primarily a result of (i) the global economic downturn; (ii) the adverse trading performance of the Group’s companies in their respective markets; and (iii) adverse changes in the capital markets, which made it difficult to finance the acquisitions of companies in general. As a result, the Group recorded impairment charges of €214.

All of the Group’s impairment charges related to property, plant and equipment for the years ended December 31, 2010 and 2009 were associated with the Group’s continuing operations. Impairments of property, plant and equipment by operating segment (see Note 28—Operating Segment Information) are as follows:

Year ended December 31,	2010	2009
Aerospace & Transportation	65	5
Automotive Structures & Industry	24	123
Packaging & Automotive Rolled Products	93	86
Intersegment and other	34	—

Total impairment charge	216	214

11.	INVESTMENTS IN JOINT VENTURES

The activity in the Group’s investments in joint ventures is summarized as follows:

	2010	2009
At January 1,	11	12
Group’s share of profit of joint ventures	2	—
Effects of changes in foreign exchange rates	—	(1)

At December 31,	13	11

None of the joint ventures in which the Group holds an interest is a publicly listed or traded entity. The Group’s share of each of the revenues, profit (loss) for the year, assets (including goodwill) and liabilities of its principal joint ventures, and a description of the business of each such venture is as follows:

	Consortium Strojmetal A.S. Kamenice(A)	Rhenaroll S.A.(B)
Country of incorporation:	Czech Republic	France
Interest held by the Group:	50%	49.85%
2010:
Revenues	21	2
Profit (loss) for the year	3	(1)
Assets	15	1
Liabilities	3	—
2009:
Revenues	11	1
Profit (loss) for the year	—	—
Assets	12	3
Liabilities	4	—

(A)	Specializes in the forging of products primarily for the automotive industry.
(B)	Specializes in the chrome-plating, grinding and repairing of rolling mills’ rolls and rollers.

12.	DEFERRED INCOME TAXES

Deferred income tax assets and liabilities arise from the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are offset when the deferred income tax asset and liability amounts are due from and to the same tax jurisdiction and fiscal authority.

The Group’s total deferred income tax assets and liabilities, before offsetting amounts by tax jurisdiction, and the amounts shown in the Group’s combined statements of financial position are as follows:

At December 31,	2010	2009
Deferred income tax assets arising from:
Tax losses	(69)	(69)
Post-retirement benefits	(46)	(40)
Accounting provisions	(33)	(36)
Capital allowances	(94)	(51)
Other	—	—

Total deferred income tax assets	(242)	(196)

Deferred income tax liabilities arising from:
Accelerated capital allowances	15	27
Other	14	14

Total deferred income tax liabilities	29	41

Net deferred income tax (assets) liabilities	(213)	(155)

As shown in the Group’s combined statements of financial position:
Deferred income tax assets	(222)	(173)
Deferred income tax liabilities	9	18

Net deferred income tax (assets) liabilities	(213)	(155)

In France, the Group incurred losses in the year ended December 31, 2009 and had net deferred income tax assets of €203 and €160 at December 31, 2010 and 2009, respectively. The losses were mainly due to conditions existing as a result of the economic downturn. The Group expects future operations to generate sufficient taxable income to realize these net deferred income tax assets.

At December 31, 2010, the Group has unrecognized deferred income tax assets mostly related to U.S. businesses comprised of: (i) deductible temporary differences of €371; and (ii) unused tax losses of €334, which expire at various dates between 2012 and 2030.

The following table shows the changes in the Group’s net deferred income tax liabilities (assets) for the years ended December 31, 2010 and 2009 and where the offsetting impact of the changes appears in the Group’s combined financial statements.

	2010	2009
Balance at January 1,	(155)	(119)

Deferred income taxes charged (credited) to the combined income statement:
Continuing operations	(49)	(42)
Discontinued operations	—	2

	(49)	(40)

Deferred income taxes charged (credited) directly to Invested equity	(1)	5
Disposals of businesses	—	(1)
Effects of changes in foreign exchange rates	(8)	—

Balance at December 31,	(213)	(155)

13.	OTHER FINANCIAL ASSETS

Other financial assets are comprised of the following:

	Non-Current		Current
At December 31,	2010	2009	2010	2009
Available for sale securities	—	7	—	—
Derivatives not designated as hedges—related parties	13	41	91	48

Total other financial assets	13	48	91	48

Details of derivatives not designated as hedges—related parties are described in Note 21—Financial Risk Management, Note 22—Financial Instruments and Note 24—Related Party Transactions.

14.	INVENTORIES

Inventories are comprised of the following:

At December 31,	2010	2009
Finished goods	113	86
Work in progress	85	69
Raw materials	274	175
Stores and supplies	28	28

Total inventories	500	358

The Group carries inventories at the lower of cost and net realizable value (NRV). Adjustments to increase (decrease) the NRV reserve for inventories are included as charges (credits) in Cost of sales. During the years ended December 31, 2010 and 2009, the Group recorded total (decreases) to the NRV reserve for inventories of €(1) and €(27), respectively, of which €(1) resulted in a credit to Loss for the year from discontinued operations during each year, and nil and €(26) resulted in credits to Cost of sales during the years ended December 31, 2010 and 2009, respectively.

15.	TRADE RECEIVABLES AND OTHER

Trade receivables and other are comprised of the following:

		Non-Current		Current
At December 31,	Notes	2010	2009	2010	2009
Trade receivables—third parties—gross		—	—	426	358
Less: Provision for impairment		—	—	(8)	(18)

Trade receivables—third parties—net		—	—	418	340
Trade receivables—related parties	24	—	—	20	14

Total trade receivables—net		—	—	438	354
Net finance lease receivable		39	36	4	4
Other debtors		22	12	29	20
Deferred tooling development costs		5	4	—	—
Other prepayments and accrued income		—	—	12	24
Interest receivable—related parties	24	—	—	—	4

Total trade receivables and other		66	52	483	406

Ageing of trade receivables

The ageing of total trade receivables by percentage of the total, including third parties—gross and related parties, is as follows:

At December 31,	2010	2009
Current	94%	86%
1 – 30 days past due	3%	6%
31 – 60 days past due	1%	1%
61 – 90 days past due	—%	1%
Greater than 90 days past due	2%	6%

	100%	100%

Provision for impairment

Group management periodically reviews its customers’ account ageings, credit worthiness, payment histories and balance trends in order to evaluate trade accounts receivable for impairment. Group management also considers whether changes in general economic conditions, and in the industries in which the Group operates in particular, are likely to impact the ability of the Group’s customers to remain current or pay their account balances in full.

Revisions to the provision for impairments arising from changes in estimates are included as either additional provisions or recoveries, with the offsetting expense or income included in Other expenses (income)—net.

Changes in the Group’s provision for impairment are as follows:

	2010	2009
Provision for impairment at January 1,	(18)	(13)
(Additions to) recoveries of impairment provisions—net	1	(5)
Trade receivables written off as uncollectible	9	—

Provision for impairment at December 31,	(8)	(18)

None of the other amounts included in the Group’s other receivables was deemed to be impaired. The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable shown above. The Group does not hold any collateral from its customers or debtors as security.

Currency concentration

The composition of the carrying amounts of the Group’s trade receivables—net in EUR equivalents is denominated in the currencies shown below.

At December 31,	2010	2009
Euro	240	189
U.S. dollar	170	143
Swiss franc	9	11
All other	19	11

Total trade receivables—net	438	354

Sales of trade receivables

Germany

During September 2010, the Group entered into a program to sell certain trade receivables without recourse to a financial institution. During the year ended December 31, 2010, the Group entered into an agreement to sell up to €5 of trade receivables under this program. At December 31, 2010, the Group had sold trade receivables of €3 related to this program. These receivables were derecognized from the combined statements of financial position as the Group had transferred substantially all of the associated risks and rewards. The Group incurred no significant fees in connection with this program for the year ended December 31, 2010.

France

In France, the Group participated in two programs to sell certain trade receivables without recourse to a financial institution. During the year ended December 31, 2010, both of these programs were terminated by the Group. During the year ended December 31, 2009, the Group entered into agreements to sell up to €56 of trade receivables under these programs. At December 31, 2009, the Group had sold trade receivables of €2 related to these programs. These receivables were derecognized from the combined statements of financial position as the Group had transferred substantially all of the associated risks and rewards. There were no net fees incurred by the Group in association with these programs as the fees charged by the financial institution are reimbursed to the Group by the customers participating in the programs.

North America

In March 2005, certain of the Owner’s businesses in North America entered into a program to sell an undivided interest in certain trade receivables with limited recourse to a third party. Certain Group trade receivables were used in this program. Under this program, the Owner (which owns the Group entities for which the receivables are used and is not included in the Group) sold an undivided interest in the receivables of the Group’s entities, under an Eligible Operating Subsidiary Receivables Purchase Agreement. The sales of these receivables did not qualify for derecognition under IAS 39 “Financial Instruments: Recognition and Measurement” as the Owner retained substantially all of the associated risks and rewards. The Owner’s use of the Group’s receivables had no financial impact on the Group’s combined financial statements and accordingly, the Group continued to include these receivables in Trade receivables and other in its combined statements of financial position.

In August 2009, the program was terminated by mutual consent of the Owner and the Group and therefore, none of the Group’s trade receivables was used for this program at December 31, 2010 or 2009.

Net finance leases receivable

In December 2003, Alcan entered into a 13-year finance lease as lessor with a third party for certain of its property, plant and equipment located in Teningen, Germany. The lease has an interest rate of 3.52% and the Group receives fixed monthly payments of €0.1. The amounts receivable under this lease are included in Other debtors in the table shown above.

In December 2004, Alcan entered into a 15-year finance lease as lessor with a third party for certain of its property, plant and equipment located in Sierre, Switzerland. The lease has an interest rate of 3.43% and the Group receives fixed quarterly payments of 1.7 million Swiss francs (approximately €1.4 at December 31, 2010 using the prevailing foreign exchange rate). The following tables show the reconciliation of the Group’s gross investment in finance lease to the net finance lease receivable (which is the present value of minimum lease payments receivable) by period.

At December 31,	2010			2009
	Gross Investment In Finance Lease	Less Unearned Finance Lease Income	Net Finance Lease Receivable	Gross Investment In Finance Lease	Less Unearned Finance Lease Income	Net Finance Lease Receivable
Period:
Within 1 year	6	(2)	4	5	(1)	4
Between 2 and 5 years	22	(4)	18	19	(4)	15
Later than 5 years	22	(1)	21	23	(2)	21

	50	(7)	43	47	(7)	40

16.	BORROWINGS

Borrowings due to third parties

The Group’s non-current and current borrowings due to third parties are comprised of various non-interest bearing instruments (typically from government entities) and other fixed and variable rate loans.

Borrowings due to related parties

The Group and its related parties (the Owner and its subsidiaries, businesses and entities) have historically loaned and borrowed funds among themselves through intercompany term loans, revolving credit facilities and cash pooling agreements on an as needed basis. As of December 31, 2010, there are no material committed and undrawn facilities from related parties upon which the Group has the availability to draw down additional borrowings.

Non-current borrowings due to related parties

The following table shows the details of the Group’s non-current borrowings due to related parties.

			Non-Current Borrowings Due to Related Parties
At December 31,		Interest Rates(A)	2010	2009
Borrower and Instrument(B)	Counterparty
PRP Property & Equipment, LLC
Fixed rate loan due 2017 (USD 7 million)(C)	Pechiney Metals LLC	5.50%	—	5

Total non-current borrowings due to related parties			—	5

(A)	Interest rates are the effective rates at the most recent year end date for which a borrowing balance is presented.
(B)	Amounts owed in currencies other than the euro indicate the denomination of the borrowing instrument and the stated foreign currency equivalent of the outstanding balance at the most recent year end date for which a borrowing balance is presented.
(C)	This loan was paid in full during the year ended December 31, 2010, in advance of its maturity date, in contemplation of the Transaction as described in Note 1—General Information.

Current borrowings due to related parties

In contemplation of the Transaction as described in Note 1—General Information, during the year ended December 31, 2010 the Group repaid or converted to Owner’s net investment (included in Invested equity) a substantial portion of its current borrowings due to related parties. The following table shows the details of the Group’s current borrowings due to related parties.

			Current Borrowings Due to Related Parties
At December 31,		Interest Rates(1)	2010	2009
Borrower and Instrument(2)	Counterparty
Engineered Products France S.A.S.
Variable rate multi-currency revolving credit facility(3)	Alcan France S.A.S.	1.86%	134	311
Ravenswood Rolled
Variable rate revolving credit facility (USD 384 million)(4)	Alcan Corporation	1.43%	—	268
Alcan Holdings Germany GmbH
Variable rate cash pooling agreement(5)	Alcan Packaging Tscheulin-Rothal GmbH	1.64%	—	38
Variable rate cash pooling agreement(6)	Alcan Packaging Muehltal GmbH	1.64%	—	14
Variable rate cash pooling agreement(5)	Alcan Packaging Neumunster GmbH	1.64%	—	7
Alcan Alesa Engineering AG
Variable rate multi-currency revolving credit facility	Alcan France S.A.S.	1.34%	39	—
Pechiney Aviatube Ltd.
Variable rate loan (16 million British pounds (GBP))	Pechiney Holdings UK Limited	1.74%	19	18
Alcan Rhenalu
Variable rate multi-currency revolving credit facility	Alcan France S.A.S.	1.44%	—	12
Other miscellaneous	Various	Various	3	11

Total current borrowings due to related parties			195	679

(1)	Interest rates are the effective rates at the most recent year end date for which a borrowing balance is presented, and for multi-currency revolving credit facilities are the weighted-average interest rate for each respective facility.
(2)	Amounts owed in currencies other than the euro indicate the denomination of the borrowing instrument and the stated foreign currency equivalent of the outstanding balance at the most recent year end date for which a borrowing balance is presented.
(3)	The significant reduction of this credit facility during the year ended December 31, 2010 was due to repayment in contemplation of the Transaction. Additionally, subsequent to December 31, 2010, approximately €47 of the credit facility was converted to Owner’s net investment during January 2011 prior to and in contemplation of the Transaction.
(4)	This balance of this credit facility was converted to Owner’s net investment during the year ended December 31, 2010 in contemplation of the Transaction.
(5)	The balances of these cash pooling agreements were repaid during the first quarter of 2010 as part of the sale of certain Rio Tinto Packaging entities (including the named counterparties to these debt instruments).
(6)	This balance of this cash pooling agreement was repaid during the year ended December 31, 2010 in contemplation of the Transaction.

Currency concentration

The composition of the carrying amounts of the Group’s total non-current and current borrowings due to third and related parties in EUR equivalents is denominated in the currencies shown below.

At December 31,	2010	2009
U.S. dollar	1	442
Euro	88	199
British pound	27	23
Swiss franc	73	21
Other currencies	11	5

Total borrowings	200	690

Variable rate borrowings and interest rate sensitivity

At December 31, 2010 and 2009, substantially all of the Group’s total borrowings were at variable rates. The annual effect on net earnings of a 50 basis point increase or decrease in the LIBOR interest rates on the portion of the Group’s borrowings at variable interest rates at December 31, 2010 and 2009 (using the Group’s composite statutory tax rates) was estimated to be €1 and €2 for the years ended December 31, 2010 and 2009, respectively.

Fair value

The carrying value of Group’s borrowings approximate their fair value due to their short maturity or because they are at variable interest rates.

17.	TRADE PAYABLES AND OTHER

Trade payables and other are comprised of the following:

		Non-Current		Current
At December 31,	Notes	2010	2009	2010	2009
Trade payables
—third parties		—	—	300	216
—related parties	24	—	—	119	80

		—	—	419	296
Other payables		—	—	15	13
Employee entitlements		35	34	141	120
Other accruals		4	4	80	61
Deferred revenues, including tooling		15	24	32	32
Taxes payable other than income		—	—	10	8
Accrued interest payable—related parties	24	—	—	—	1

Total trade payables and other		54	62	697	531

18.	POST-RETIREMENT BENEFITS

Description of plans

The Group operates a number of pension and post-retirement healthcare plans. Some of these plans are defined contribution plans and some are defined benefit plans, with assets held in separate trustee-administered funds. Valuations of these plans are produced and updated annually to December 31, by qualified actuaries.

Pension plans

The Group’s pension obligations are in the U.S., Switzerland, Germany, France and Japan. Pension benefits are generally based on the employee’s service and highest average eligible compensation before retirement, and are periodically adjusted for cost of living increases, either by Group practice, collective agreement or statutory requirement.

Post-retirement healthcare plans

The Group provides health and life insurance benefits to retired employees and in some cases to their beneficiaries and covered dependents, mainly in the U.S. Eligibility for coverage is dependent upon certain age and service criteria. These benefit plans are unfunded.

Plan assets

The assets of the plans are generally managed on a day-to-day basis by external specialist fund managers. The proportions of the aggregate fair value of assets held by all of the Group’s pension plans for each asset class were as follows:

At December 31,	2010	2009
Equities	44%	45%
Bonds	25%	28%
Property	18%	17%
Other	13%	10%

	100%	100%

Main assumptions (rates per annum)

The main assumptions used in the valuations of the plans are set out below:

	Switzerland	US	Eurozone	Other
At December 31, 2010
Rate of increase in salaries	2.6%	3.8%	2.1%	2.1%
Rate of increase in pensions	—%	—%	2.1%	—%
Discount rate	2.6%	5.3%	4.9%	2.0%
Inflation	1.6%	2.3%	2.1%	1.0%
At December 31, 2009
Rate of increase in salaries	2.7%	4.0%	2.1%	2.1%
Rate of increase in pensions	—%	—%	1.8%	—%
Discount rate	2.9%	5.9%	5.3%	2.0%
Inflation	1.5%	2.5%	2.1%	1.0%

The main financial assumptions used for the healthcare plans, which are predominantly in the U.S., were: discount rate: 5.3% (2009: 5.9%); medical trend rate: 8.5%, reducing to 5.0% by the year 2017 broadly on a straight-line basis (2009: 8.5%, reducing to 5.0% by the year 2016); and claims cost based on individual company experience. For both the pension and healthcare benefit plans, the post-retirement mortality assumptions allow for future improvements in life expectancy. The mortality tables used for the main benefit plans imply that a male aged 60 at December 31, 2010 has an expected future life expectancy of 24 years (2009: 24 years), and that a male reaching age 60 at December 31, 2030 would have an expected future life expectancy of 26 years (2009: 25 years).

Long-term rate of return expected at:	Switzerland	US	Eurozone	Other
January 1, 2010
Equities	6.4%	8.3%	N/A	N/A
Bonds	2.8%	5.0%	N/A	N/A
Property	4.4%	6.3%	N/A	N/A
Other	3.4%	3.1%	N/A	N/A
January 1, 2009
Equities	6.5%	7.5%	N/A	N/A
Bonds	3.2%	4.0%	N/A	N/A
Property	4.5%	5.0%	N/A	N/A
Other	2.4%	2.2%	N/A	N/A

The expected rate of return on pension plan assets is determined as management’s best estimate of the long-term returns of the major asset classes—equities, bonds, property and other—weighted by the actual allocation of assets among the categories at the measurement date. The expected rate of return is calculated using geometric averaging. The expected rates of return shown have been reduced to allow for plan expenses including, where appropriate, taxes incurred on investment returns within pension plans. The pension plan assets of Eurozone and Other are not significant or nil, therefore the expected rates of return are not meaningful and not presented above.

The sources used to determine management’s best estimate of long-term returns are numerous and include country-specific bond yields, which may be derived from the market using local bond indices or by analysis of the local bond market, and country-specific inflation and investment market expectations derived from market data and analysts’ or governments’ expectations as applicable.

Total expense recognized in the Group’s combined income statements

The expenses shown as attributable to continuing operations in the following tables are included as an employee cost within employee benefit expense. See Note 4—Employee Benefit Expense.

Year ended December 31, 2010	Pension Benefits	Other Benefits	Total
Current employer service cost for defined benefit plans	15	4	19
Current employer service cost for defined contribution plans	2	—	2
Interest cost	26	13	39
Expected return on assets	(15)	—	(15)
Gains on curtailment and settlement	(6)	—	(6)

Total expense	22	17	39

Attributable to:
Continuing operations	21	16	37
Discontinued operations	1	1	2

Total expense	22	17	39

Year ended December 31, 2009	Pension Benefits	Other Benefits	Total
Current employer service cost for defined benefit plans	14	4	18
Current employer service cost for defined contribution plans	2	—	2
Interest cost	26	12	38
Expected return on assets	(12)	—	(12)
Gains on curtailment and settlement	(12)	—	(12)

Total expense	18	16	34

Attributable to:
Continuing operations	17	15	32
Discontinued operations	1	1	2

	18	16	34

Gains (losses) recognized in the Group’s combined financial statements

	2010	2009
Cumulative gains (losses) recognized directly in the combined statements of changes in invested equity:
At January 1,	(47)	(56)
Actuarial gains (losses) for the year—net of tax, recognized in other comprehensive income (loss) for the year	(34)	9

At December 31,	(81)	(47)

Fair values, obligations and deficits in pension and other benefit plans

The following amounts were measured in accordance with IAS 19:

At December 31, 2010	Pension Benefits	Other Benefits	Total
Total fair value of plan assets	300	—	300

Present value of obligations:
Funded	(496)	—	(496)
Unfunded	(108)	(233)	(341)

Total	(604)	(233)	(837)

Aggregate plan deficit to be shown in the combined statements of financial position	(304)	(233)	(537)

Comprised of:
Deficits in pension plans	(304)	—	(304)
Unfunded post-retirement healthcare obligation	—	(233)	(233)

	(304)	(233)	(537)

At December 31, 2009	Pension Benefits	Other Benefits	Total
Total fair value of plan assets	252	—	252

Present value of obligations:
Funded	(432)	—	(432)
Unfunded	(102)	(202)	(304)

Total	(534)	(202)	(736)

Aggregate plan deficit to be shown in the combined statements of financial position	(282)	(202)	(484)

Comprised of:
Deficits in pension plans	(282)	—	(282)
Unfunded post-retirement healthcare obligation	—	(202)	(202)

	(282)	(202)	(484)

The amounts shown above as Deficits in pension plans and Unfunded post-retirement healthcare obligations are included in Post-retirement benefits in the combined statements of financial position.

Contributions to plans

Contributions to pension plans totalled €31 and €27 for the years ended December 31, 2010 and 2009, respectively. These contributions include €2 in each year relating to plans providing purely defined contribution benefits (including 401k plans in the U.S.). These contributions are charged to expense and are included in the amounts shown above as “current employer service cost”.

Contributions for other benefits totalled €12 for each of the years ended December 31, 2010 and 2009.

Contributions to pension plans for the year ending December 31, 2011 are expected to be approximately €4 higher than 2010 contributions. Healthcare plans are unfunded and contributions for future years will be equal to benefit payments and therefore cannot be predetermined.

Change in present value of the defined benefit obligation and in the fair value of plan assets

The amounts shown below include, where appropriate, 100% of the costs, contributions, gains and losses in respect of employees who participate in the plans and who are employed in operations that are proportionally consolidated or accounted for under the equity method of accounting. Consequently, the costs, contributions, gains and losses do not correspond directly to the amounts disclosed above in respect of the Group.

Year ended December 31, 2010	Pension Benefits	Other Benefits	Total
Change in present value of obligation:
Present value of obligation at January 1,	(534)	(202)	(736)
Current employer service cost	(15)	(4)	(19)
Interest cost	(26)	(13)	(39)
Contributions by plan participants	(5)	—	(5)
Experience gains (losses)	(3)	5	2
Changes in actuarial assumptions gains (losses)	(26)	(16)	(42)
Benefits paid	42	12	54
Curtailment gains (losses)	6	—	6
Currency exchange rate gains (losses)	(43)	(15)	(58)

Present value of obligation at December 31,	(604)	(233)	(837)

Year ended December 31, 2009	Pension Benefits	Other Benefits	Total
Change in present value of obligation:
Present value of obligation at January 1,	(515)	(201)	(716)
Current employer service cost	(14)	(4)	(18)
Interest cost	(26)	(12)	(38)
Contributions by plan participants	(5)	—	(5)
Experience gains (losses)	12	4	16
Changes in actuarial assumptions gains (losses)	(25)	(5)	(30)
Benefits paid	23	12	35
Curtailment gains (losses)	12	—	12
Currency exchange rate gains (losses)	4	4	8

Present value of obligation at December 31,	(534)	(202)	(736)

Gains and losses on obligations:

Year ended December 31,	2010	2009
Experience gains (losses)	2	16
As a percentage of the present value of the obligations	0.2%	2.2%
Change in assumptions gains (losses)	(42)	(30)

Change in plan assets:

Year ended December 31, 2010	Pension Benefits	Other Benefits	Total
Change in plan assets:
Fair value of plan assets at January 1,	252	—	252
Expected return on plan assets	15	—	15
Actuarial gains (losses) on plan assets	6	—	6
Contributions by plan participants	5	—	5
Contributions by employer	29	12	41
Benefits paid	(42)	(12)	(54)
Currency exchange rate gains (losses)	35	—	35

Fair value of plan assets at December 31,	300	—	300

Actual return on plan assets	21	—	21

Year ended December 31, 2009	Pension Benefits	Other Benefits	Total
Change in plan assets:
Fair value of plan assets at January 1,	212	—	212
Expected return on plan assets	11	—	11
Actuarial gains (losses) on plan assets	24	—	24
Contributions by plan participants	5	—	5
Contributions by employer	25	12	37
Benefits paid	(23)	(12)	(35)
Currency exchange rate gains (losses)	(2)	—	(2)

Fair value of plan assets at December 31,	252	—	252

Actual return on plan assets	35	—	35

Year ended December 31,	2010	2009
Actuarial return on plan assets:
Gains (losses)	6	24

As a percentage of plan assets	2.0%	9.5%

Post-retirement healthcare—sensitivity to changes in assumptions

An increase of 1% in the assumed medical cost trend rates would increase the aggregate of the current service cost and interest cost components of the post-retirement healthcare expense by €2 and €1 in the years ended December 31, 2010 and 2009, respectively, and increase the benefit obligation at December 31, for these plans by €20 and €17 for the years ended December 31, 2010 and 2009, respectively. A decrease of 1% in the assumed medical cost trend rates would decrease the aggregate of the current service cost and interest cost components of the post-retirement healthcare expense by €1 in each of the years ended December 31, 2010 and 2009, and decrease the benefit obligation for these plans by €17 and €14 at December 2010 and 2009, respectively.

19.	OTHER FINANCIAL LIABILITIES

Other financial liabilities are comprised of the following:

	Non-Current		Current
At December 31,	2010	2009	2010	2009
Derivatives not designated as hedges—related parties	3	2	43	4

Details of derivatives not designated as hedges—related parties are described in Note 21—Financial Risk Management, Note 22—Financial Instruments and Note 24—Related Party Transactions.

20.	PROVISIONS

Provision balances and activity are comprised as follows:

	Close Down and Environmental Restoration Costs	Restructuring Costs	Legal Claims and Other Costs	Total
At December 31, 2009
Current	7	30	13	50
Non-current	58	9	13	80

	65	39	26	130

Year ended December 31, 2010 Activity
Additional provisions (recoveries)—net	(21)	8	(1)	(14)
Discounting of provisions (recoveries)—net	1	—	—	1
Unwinding of discount	3	—	—	3
Payments	(2)	(26)	(1)	(29)
(Recoveries) due to disposals of businesses within AIN (discontinued operations)(A)	—	(1)	—	(1)
Amounts settled by Owner (non-cash transfer of liability to Owner)	—	(2)	—	(2)
Effects of changes in foreign exchange rates	1	—	1	2

At December 31, 2010	47	18	25	90

At December 31, 2010
Current	6	17	12	35
Non-current	41	1	13	55

	47	18	25	90

(A)	See Note 26—Purchases and Disposals of Businesses and Investments, including Discontinued Operations.

Close down and environmental restoration costs

The Group records provisions for the estimated present value of the costs of its environmental cleanup obligations and close down and restoration efforts based on the net present value of estimated future costs of the dismantling and demolition of infrastructure and the removal of residual material of disturbed areas. Certain of these matters are also described in Note 23—Contingencies and Commitments.

The majority of the Group’s close down and environmental restoration provisions relate to closed sites or certain non-operational facilities within operating sites and are expected to be settled over the next five years.

Restructuring costs

The Group records provisions for restructuring costs when management has a detailed formal plan, is demonstrably committed to its execution, and can reasonably estimate the associated liabilities. The related charges are included in restructuring costs in the Group’s combined income statements. Subsequent changes to restructuring plans may result in further adjustments (including recoveries) of provisions. The following restructuring plan actions resulted in changes to the provisions for the Group, with corresponding charges and reversals included in Restructuring costs in the combined income statements.

Year ended December 31, 2010

The Group incurred restructuring provisions of €8 (including €2 in discontinued operations) during the year ended December 31, 2010 related primarily to restructuring programs in France, of which €2 was settled on our behalf by the Owner and included by us as a non-cash transfer of the liability to the Owner within Invested equity.

Year ended December 31, 2009

The Group incurred restructuring provisions of €43 (including €5 in discontinued operations) during the year ended December 31, 2009, of which €25, €6 and €6 relates to restructuring programs in France, the U.S. and Germany, respectively, and an additional €6 relates to programs throughout the rest of the world.

Legal claims and other costs

At December 31, 2010, the provision for legal claims and other costs includes €8 in litigation accruals, and other costs comprised of €9 relating to an estimate for potential occupational disease claims in France, €4 relating to tool dismantling, €3 relating to product warranties and guarantees and €1 relating to late delivery penalties (see Note 23—Contingencies and Commitments).

21.	FINANCIAL RISK MANAGEMENT

The Group’s policies with regard to financial risk management are determined and governed by its Owner. The Owner’s financial risk management strategy focuses on having the financial flexibility required to execute its business strategy, by achieving the best mix of capital structure and risk transfer instruments in support of its business portfolio composition, business plan, growth plans, investment program and investor expectations.

Due to the Group’s capital structure and the nature of its operations, the Group is exposed to the following financial risks: (a) market risk (including foreign exchange risk, commodity price risk and interest rate risk); (b) credit risk and (c) liquidity and capital management risk.

(a) Market risk

(i) Foreign exchange risk

The Group’s net investment, earnings and cash flows are influenced by multiple currencies due to the geographic diversity of the Group’s sales and the countries in which it operates. The euro and the U.S. dollar are the currencies in which the majority of the Group’s sales are denominated. Operating costs are influenced by the currencies of those countries where the Group’s operating plants are located and also by those currencies in which the costs of imported equipment and services are determined. The euro and U.S. dollar are the most important currencies influencing operating costs.

To the extent that the Group hedges foreign exchange transaction exposures, it is required to do so with the Owner’s risk management group.

As described in Note 2—Summary of Significant Accounting Policies, the Group’s combined financial statements are presented in euros. Borrowings are typically executed in the functional currencies of the borrowers, which at December 31, 2010 is primarily the euro (see Note 16—Borrowings).

Foreign exchange sensitivity: Risks associated with exposure to financial instruments

A 10% strengthening in the year end closing EUR exchange rate on the value of financial instruments not denominated in euros held by the Group at December 31, 2010 and 2009 would have impacted the Group’s earnings and Owner’s net investment (using the Group’s composite statutory income tax rates) by amounts as shown in the table below, which may not be indicative of future results since the balances of financial assets and liabilities may not remain constant throughout 2011.

	Impact (Increase/(Decrease)) on Earnings and Owner’s Net Investment Arising from the Balances of Foreign-Currency-Denominated Instruments Included in:
	Trade Receivables	Loans Receivable	Trade Payables	Borrowings
At December 31, 2010
U.S. dollar	(11)	(14)	10	—
Swiss franc	(1)	—	1	5
British pound	—	—	—	2

At December 31, 2009
U.S. dollar	(10)	(9)	9	32
Swiss franc	(1)	(17)	1	2
British pound	—	—	—	2
Czech koruna	—	(1)	—	—

(ii) Commodity price risk

The Group is subject to the effects of market fluctuations in aluminum, which is its primary metal input. At December 31, 2010, the Group has entered into derivatives (forward purchase contracts) for aluminum. Commodity price risk refers to the risk that the value of financial instruments that are held by the Group related to aluminum will fluctuate due to changes in market prices. During 2010 and in prior years, the Group also entered into derivatives for natural gas; however, at December 31, 2010 all such contracts had expired.

Commodity price sensitivity: Risks associated with derivatives

Since none of the Group’s derivatives are designated for hedge accounting treatment, the net impact on the Group’s net earnings and Owners’ net investment of a 10% increase in the market price of aluminum, based on the aluminum derivatives held by the Group at December 31, 2010 and 2009 (using the Group’s composite statutory tax rates), with all other variables held constant was estimated to be €20 and €24 for the years ended December 31, 2010 and 2009, respectively. The balances of such financial instruments may not remain constant in future periods however, and therefore the amounts shown may not be indicative of future results.

(iii) Interest rate risk

Interest rate risk refers to the risk that the value of financial instruments that are held by the Group and that are subject to variable rates will fluctuate, or the cash flows associated with such instruments will be impacted due to changes in market interest rates. The Group’s interest rate risk arises from borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk which is partially offset by cash and loans receivable at variable rates. Borrowings issued at fixed rates expose the Group to fair value interest rate risk.

Interest rate sensitivity: Risks associated with variable-rate financial instruments

The net impact on the Group’s net earnings of a 50 basis point increase or decrease in LIBOR interest rates, based on the variable rate financial instruments held by the Group at December 31, 2010 and 2009 (using the Group’s composite statutory tax rates), with all other variables held constant, was estimated to be €1 and €2 for the years ended December 31, 2010 and 2009, respectively. The balances of such financial instruments may not remain constant in future periods however, and therefore the amounts shown may not be indicative of future results.

(b) Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from deposits it has with banks and financial institutions and from its operating activities, primarily related to customer trade receivables. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial asset as described in Note 22—Financial Instruments. The Group does not generally hold any collateral as security.

Credit risk related to deposits with banks and financial institutions

Credit risk from balances with banks and financial institutions has historically been managed by the Owner’s treasury department in accordance with a Board approved policy. Group management is not aware of any significant risks associated with its cash and cash equivalents deposits.

Credit risks related to customer trade receivables

The Group has a diverse customer base geographically and by industry. The responsibility for customer credit risk management rests with Group management. Payment terms vary and are set in accordance with practices in the different geographies and end-markets served. Credit limits are typically established based on internal or external rating criteria, which take into account such factors as the financial condition of the customers, their credit history and the risk associated with their industry segment. Trade accounts receivable are actively monitored and managed, at the business unit or site level. Business units report credit exposure information to Group management on a regular basis. In situations where collection risk is considered to be above acceptable levels, risk is mitigated through the use of advance payments, letters of credit or credit insurance.

(c) Liquidity and capital risk management

The Group’s capital structure is a component of the capital structure of the Owner (see Note 2—Summary of Significant Accounting Policies—Basis of Presentation), and includes borrowings and loans receivable. The Group’s total capital is defined as total invested equity plus net debt. Net debt includes borrowings from third and related parties, less loans receivable from related parties.

The Group’s over-riding objectives when managing capital are to safeguard the business as a going concern; to maximize returns for its Owner and to maintain an optimal capital structure in order to reduce the cost of capital.

All activities around cash funding, borrowings and financial instruments are centralized within the Owner’s treasury department. Direct external funding or transactions with banks at the Group entity level are generally not permitted, and exceptions must be approved by the Owner. Capital and liquidity requirements within the Group are funded by the Owner in the form of cash transfers, cash pooling agreements and/or loans. Capital structures of entities within the Group are determined in consideration of tax and corporate finance objectives in order to ensure an optimal cost efficient financial structure for the Owner.

The tables below show the Group’s financial liabilities by relevant maturity groupings based on the remaining period from the respective dates of the statements of financial position to the contractual maturity date.

At December 31, 2010	Less Than 1 Year	Between 1 and 5 Years	Over 5 Years
Borrowings(A)	198	1	1
Derivatives related to currencies and aluminum	43	3	—
Trade payables and other (excludes deferred revenue)	665	16	23

Total financial liabilities	906	20	24

At December 31, 2009	Less Than 1 Year	Between 1 and 5 Years	Over 5 Years
Borrowings(A)	683	4	3
Derivatives related to currencies, aluminum and natural gas	4	2	—
Trade payables and other (excludes deferred revenue)	499	20	18

Total financial liabilities	1,186	26	21

(A)	Borrowings include revolving credit facilities and cash pooling agreements which are considered short-term in nature and are included in the category “Less than 1 year”.

22.	FINANCIAL INSTRUMENTS

The tables below show the classification of the Group’s financial assets and liabilities, and include all third and related party amounts.

Financial assets and liabilities	Notes	Loans and Receivables	Available For Sale Securities	At Fair Value Through Profit and Loss	Other Financial Assets / Liabilities	Total
At December 31, 2010
Financial assets:
Cash and cash equivalents		15	—	—	—	15
Trade receivables and other(A)	15	481	—	—	—	481
Investments in joint ventures	11	—	—	—	13	13
Loans receivable—related parties
Short-term	24	206	—	—	—	206
Long-term	24	14	—	—	—	14
Other financial assets—related parties	13
Short-term		—	—	91	—	91
Long-term		—	—	13	—	13

Total financial assets		716	—	104	13	833

Financial liabilities:
Trade payables and other(B)	17			—	419	419
Current borrowings	16			—	198	198
Non-current borrowings	16			—	2	2
Other financial liabilities—related parties	19, 24
Short-term				43	—	43
Long-term				3	—	3

Total financial liabilities				46	619	665

Financial assets and liabilities	Notes	Loans and Receivables	Available For Sale Securities	At Fair Value Through Profit and Loss	Other Financial Assets / Liabilities	Total
At December 31, 2009
Financial assets:
Cash and cash equivalents		7	—	—	—	7
Trade receivables and other(A)	15	394	—	—	—	394
Investments in joint ventures	11	—	—	—	11	11
Loans receivable—related parties
Short-term	24	244	—	—	—	244
Long-term	24	258	—	—	—	258
Other financial assets	13
Short-term—related parties		—	—	48	—	48
Long-term—third parties		—	7	—	—	7
Long-term—related parties		—	—	41	—	41

Total financial assets		903	7	89	11	1,010

Financial liabilities:
Trade payables and other(B)	17			—	296	296
Current borrowings	16			—	683	683
Non-current borrowings	16			—	7	7
Other financial liabilities—related parties	19, 24
Short-term				4	—	4
Long-term				2	—	2

Total financial liabilities				6	986	992

(A)	Trade receivables and other includes only Total trade receivables—net and net finance lease receivable amounts.
(B)	Trade payables and other includes only Total trade payables amounts.

Derivative financial instruments

The Group enters into forward contracts to manage operating exposure to fluctuations in foreign currency, aluminum and natural gas prices. These contracts are not designated as hedges. The tables below show the fair values of the Group’s Other financial assets and liabilities regarding derivative instruments, all of which are classified as short- or long-term—related parties in the preceding tables.

At December 31,	2010	2009
Assets
Forward Contracts
Aluminum forward contracts
Less than 1 year	88	48
1 to 5 years	12	41

Total aluminum forward contracts	100	89

Currency forward contracts
Less than 1 year	3	—
1 to 5 years	1	—

Total currency forward contracts	4	—

Total assets relating to derivative instruments	104	89

At December 31,	2010	2009
Liabilities
Forward Contracts
Aluminum forward contracts
Less than 1 year	35	4
1 to 5 years	2	2

Total aluminum forward contracts	37	6

Currency forward contracts
Less than 1 year	8	—
1 to 5 years	1	—

Total currency forward contracts	9	—

Natural gas forward contracts
Less than 1 year	—	—

Total natural gas forward contracts	—	—

Total liabilities relating to derivative instruments	46	6

Fair values

The fair values of all of the Group’s financial assets and liabilities approximate their carrying values as a result of their liquidity or short maturity, or because they are at variable interest rates, or in the case of derivatives, because they are remeasured to their fair value at the date of each statement of financial position.

Valuation hierarchy

The tables below shows the fair value, by valuation method, of the Group’s financial assets and liabilities, other than investments in joint ventures, trade receivables and other and trade payables and other at December 31, 2010 and 2009.

Financial assets and liabilities	Notes	Total	Level 1(1)	Level 2(2)	Level 3(3)	Not Held At Fair Value
At December 31, 2010
Financial assets:
Loans receivable—related parties short-term and long-term	24	220	—	—	—	220
Other financial assets—related parties	13
Short-term		91	—	91	—	—
Long-term		13	—	13	—	—
Cash and cash equivalents		15	—	—	—	15

Total financial assets		339	—	104		235

Financial liabilities:
Current borrowings	16	198	—	—	—	198
Non-current borrowings	16	2	—	—	—	2
Other financial liabilities—related parties	19, 24
Short-term		43	—	43	—	—
Long-term		3	—	3	—	—

Total financial liabilities		246	—	46	—	200

Financial assets and liabilities	Notes	Total	Level 1(1)	Level 2(2)	Level 3(3)	Not Held At Fair Value
At December 31, 2009
Financial assets:
Loans receivable—related parties Short-term and long-term	24	502	—	—	—	502
Other financial assets	13
Short-term—related parties		48	—	48	—	—
Long-term—third parties		7	7	—	—	—
Long-term—related parties		41	—	41	—	—
Cash and cash equivalents		7	—	—	—	7

Total financial assets		605	7	89		509

Financial liabilities:
Current borrowings	16	683	—	—	—	683
Non-current borrowings	16	7	—	—	—	7
Other financial liabilities—related parties	19, 24
Short-term		4	—	4	—	—
Long-term		2	—	2	—	—

Total financial liabilities		696	—	6	—	690

(1)	Valuation is based on unadjusted quoted prices in active markets for identical financial instruments. This category includes listed equity shares and other quoted funds.
(2)	Valuation is based on inputs that are observable for the financial instruments which include quoted prices for similar instruments or identical instruments in markets which are not considered to be active or either directly or indirectly based on observable market data.
(3)	Valuation is based on inputs for the asset or liability that are not based on observable market data (unobservable inputs).

23.	CONTINGENCIES AND COMMITMENTS

Contingencies

Environmental remediation

In July 2006, Alcoa Inc. (Alcoa) filed suit against Alcan, Alcan Rolled Products—Ravenswood, LLC (ARP) and Pechiney Cast Plate, Inc. (PCP) as well as Century Aluminum Company (Century) in the United States District Court in Wilmington, Delaware. Alcoa, a former owner of a property known as the Vernon Facility, seeks a declaratory judgment that would allow it to avoid indemnification for the cost of remedying environmental conditions at the PCP facility in Vernon, California, which is being purchased by the City of Vernon, California.

The nature of the suit is to determine Alcoa’s obligations resulting from ARP’s claim for indemnification against Century and Century’s indemnification claim against Alcoa for the cost of remedying environmental conditions at the PCP facility. ARP, formerly named Pechiney Rolled Products (PRP), purchased the cast plate facility from Century in September 1999. Century had owned the cast plate facility since December 1998. Alcoa operated the facility for many years previous to Century. Century had an indemnification agreement with PRP, which extends for 12 years from date of purchase.

Alcan was dismissed from the suit for lack of personal jurisdiction. The Court vacated all court dates and will set new ones once the Remediation Action Plan in California has been finalized. During the year ended December 31, 2010, the Group spent approximately €1 on remediation efforts related to this matter. The Group has accrued €8 at December 31, 2010 related to the remaining environmental remediation of this site (see Note 20—Provisions).

Occupational disease claims

Since the early 1990s, certain businesses included in the Group have been subject to claims and lawsuits in France relating to occupational diseases, such as mesothelioma and asbestosis. It is not uncommon for the investigation and resolution of such claims to go on over many years as the latency period for acquiring such diseases is typically between 25 and 40 years. For any such claim, it is up to the social security authorities in each jurisdiction to determine if a claim qualifies as an occupational illness claim. If so determined, the Group must settle the case or defend its position in court. In relation to known and unknown unsettled occupational disease claims, the Group has accrued €9 at December 31, 2010 (see Note 20—Provisions).

Commitments

Capital projects

Capital expenditures contracted for but not yet incurred totalled €40 at December 31, 2010.

Operating leases

The Group leases various buildings, machinery, and equipment under operating lease agreements. Total rent expense for the years ended December 31, 2010 and 2009 was as follows:

Year ended December 31,	2010	2009
Rent expense attributable to:
Continuing operations	19	18
Discontinued operations	6	3

	25	21

The Group’s future aggregate minimum operating lease payments under non-cancellable operating leases at December 31, 2010 for continuing operations are as follows:

Total
Less than 1 year	10
Between 1 and 5 years	22
Over 5 years	2

34

24.	RELATED PARTY TRANSACTIONS

The following table describes the nature and amounts of related party transactions included in the Group’s combined income statements.

Year ended December 31,	Notes	2010	2009
Revenue(A)		20	45

Purchases of inventory(B)		574	246

Selling and administrative expenses(C)	2	17	9

Finance income	7
Interest income(D)		—	2

Finance costs	7
Interest expense(E)		6	16

Other expenses (income)—net	5
Unrealized (gains) losses on derivatives at fair value through profit and loss—net(F)		31	(162)
(Gain) on forgiveness of related party loan	16	—	(29)
Service fee income(G)		(6)	(19)
Service fee expense(G)		—	4

Total other expenses (income)—net		25	(206)

(A)	The Group sells products to certain subsidiaries and entities of the Owner.
(B)	Purchases of inventory from certain subsidiaries and entities of the Owner, net of changes in inventory levels, are included in Cost of sales in the Group’s combined income statements.
(C)	The Owner performs certain centralized corporate office general and administrative services for the benefit of its owned subsidiaries and entities, including those in the Group, and allocates expenses accordingly. See Note 2—Summary of Significant Accounting Policies—Allocations from Owner—General corporate expenses.
(D)	The Group earns interest income on its short-term and long-term loans receivable from certain subsidiaries and entities of the Owner. See Note 7—Finance Income (Costs)—Net. Details of loans receivable—related parties are included in the table below.
(E)	The Group incurs interest expense on its borrowings from related parties. See Note 16—Borrowings and Note 7—Finance Income (Costs)—Net.
(F)	The Owner is the counterparty to all of the Group’s derivative instruments. See Note 21—Financial Risk Management and Note 22—Financial Instruments.
(G)	The Group and the Owner provide various miscellaneous services to each other, such as support for payroll and post-retirement benefits, human resources and legal functions. These amounts are billed directly from party to party and are included in Other expenses (income)—net as service fee income and expense, with the corresponding invoices included in Trade receivables and other and Trade payables and other, as included in the table below.

The following table describes the nature and year-end related party balances of amounts included in the Group’s combined statements of financial position, none of which is secured by pledged assets or collateral.

At December 31,	Notes	2010	2009
Trade receivables and other—current(1)	15
Trade receivables		20	14
Interest receivable		—	4

Total trade receivables and other—current		20	18

Other financial assets(2)	13, 22
Current		91	48

Non-current		13	41

Short-term loans receivable(3)
Alcan Corporation
Variable rate loans USD 159 million at 0.00%		115	106
Variable rate loan USD 2 million at 1.46%		2	—

		117	106

Alcan France S.A.S. (Holding Company)
Variable rate multi-currency loans at 0.00%		88	87
Variable rate loan Czech koruna (CZK) 534 million at 1.02%		—	20

		88	107

Alcan Packaging Singen GmbH
Variable rate loan at 0.00%		—	24

Other subsidiaries and entities of the Owner
Various loans and terms		1	7

Total short-term loans receivable		206	244

Long-term loans receivable(3)
Alcan Holdings Switzerland AG (Holding Company)
Fixed rate loan Swiss franc (CHF) 311 million at 3.75%; matures June 2014(4)		—	210
Alcan Aluminium Valais, S.A.—AAV Smelter Steg
Fixed rate loan CHF 39 million at 2.28%; no maturity date(5)		—	26
Pechiney Becancour Inc.
Non-interest bearing loan USD 19 million; no maturity date		14	13
Tscheulin-Rothal GmbH
Non-interest bearing capital lease; matures December 2016(6)		—	9

Total long-term loans receivable		14	258

Trade payables and other—current(7)	17
Trade payables		119	80
Interest payable		—	1

Total trade payables and other—current		119	81

Other financial liabilities(2)	19, 22
Current		43	4

Non-current		3	2

Borrowings	16
Current		195	679

Non-current		—	5

(1)	The Group sells products and provides various miscellaneous services to certain subsidiaries and entities of the Owner and has interest receivable related to its loans receivable—related parties.
(2)	The Owner is the counterparty to all of the Group’s derivative instruments. See Note 21—Financial Risk Management and Note 22—Financial Instruments.
(3)	The Group’s capital structure includes related party short-term and long-term loans receivable from subsidiaries and entities of the Owner. Details of these related party loans receivable, including the counterparty names, balances receivable, currency of denomination (unless euro-denominated), maturity dates and interest rates at December 31, 2010 (or the most recent date for which a balance is presented) are included in this table. Short-term variable rate related party loans are typically based on the London Interbank Offered Rate or Euro Interbank Offered Rate plus or minus a margin, as established from time to time by the Group.

At December 31, 2010, the weighted-average interest rates on the Group’s short- and long-term related party loans receivable were 0.01% and 0.00%, respectively.

At December 31, 2010, the composition of the Group’s related party loans receivable in EUR equivalents, using prevailing foreign exchange rates was as follows:

At December 31, 2010	Current	Non-Current
USD	204	14
EUR	1	—
Other	1	—

	206	14

(4)	The balance due on this loan receivable was collected in full during the year ended December 31, 2010 in contemplation of the Transaction described in Note 1—General Information.
(5)	The balance due on this loan receivable was charged (as a non-cash transaction) against Owner’s net investment (included in Invested equity) as the counterparty to the loan was a business entity that was discontinued by Rio Tinto.
(6)	As a result of Rio Tinto’s sale of certain of its Packaging entities (including the named counterparty to this debt instrument), the balance due on this capital lease became due from a third party during the year ended December 31, 2010.
(7)	Trade payables to related parties arise from the Group’s purchase of inventory and from certain centralized corporate office general and administrative services and various miscellaneous services that are provided to the Group by certain subsidiaries and entities of the Owner. In addition, the Group has interest payable to related parties arising from borrowings as described above and in Note 16—Borrowings.

In addition to the amounts and balances shown in the tables above, the Group entered into certain additional arrangements with related parties, involving the sales of trade receivables and the Group’s participation in certain post-retirement benefit plans. The transaction amounts and balances associated with these arrangements are described in Note 15—Trade Receivables and Other and Note 18—Post-Retirement Benefits, and are not otherwise identified as related party amounts and balances in the accompanying combined financial statements. Key management remuneration is described in Note 27—Key Management Remuneration.

25.	PRINCIPAL SUBSIDIARIES AND BUSINESSES

The following wholly-owned subsidiaries of Rio Tinto are legal entities where all or a substantial portion of the operations, assets, liabilities, and cash flows are included in the Group (along with the operations, assets, liabilities and cash flows of certain businesses, subsidiaries and divisions of Rio Tinto) as defined in Note 1—General Information. Only the financial information related to the portion of the operations included in the Group have been included in the Group’s combined financial statements.

Subsidiary	Principal Operating Segments(A)	Country of Incorporation
Engineered Products International S.A.S.	AIN(B)	France
Alcan Rhenalu S.A.S.	A&T P&ARP	France
Alcan Aerospace S.A.S.	A&T	France
Societe des Fonderies d’Ussel	A&T	France
Alcan Centre de Recherches de Voreppe	All except AIN (Research and Development Facility)	France
Alcan France Extrusions S.A.S.	AS&I	France
Alcan Holdings Germany GmbH	AS&I P&ARP	Germany
Alcan Slovensko Extrusions s.r.o.	AS&I	Slovakia
Alcan Aluminium Valais S.A.	A&T AS&I	Switzerland
Alcan Decin Extrusions s.r.o.	AS&I	Czech Republic
Alcan Rolled Products Ravenswood LLC	A&T	U.S.
PRP Property & Equipment Co., LLC	A&T	U.S.
Alcan Automotive LLC	AS&I	U.S.
AIN U.S.A. Inc.	AIN(B)	U.S.
Alcan International Network (UK) Limited	AIN(B)	UK

(A)	See Note 28—Operating Segment Information for definition and description of operating segments.
(B)	The businesses within the Alcan International Network operating segment are presented herein as discontinued operations. See Note 26—Purchases and Disposals of Businesses and Investments, Including Discontinued Operations.

In addition to the wholly-owned subsidiaries described above, the Group is the 54% majority shareholder in Alcan Engley (Changchun) Automotive Structures Co Ltd. (hereafter, Engley), an entity incorporated in the People’s Republic of China on December 24, 2009. The initial net investment in Engley was comprised of €3 in cash contributed by the Group and €2 in property, plant and equipment contributed by the Non-controlling interests. Engley commenced operations in 2010 and is included in the Group’s Automotive Structures and Industry operating segment. As the Group exercises control over this majority-owned subsidiary, all of its assets and liabilities and results of operations are included in the Group’s combined financial statements, which present the amounts of net assets (invested equity), loss for the year and comprehensive income (loss) attributable to both the Owner of the Group and the Non-controlling interests. For the year ended December 31, 2010, the non-controlling interests’ share of Engley’s total net income was approximately €0.4.

26.    PURCHASES AND DISPOSALS OF BUSINESSES AND INVESTMENTS, INCLUDING DISCONTINUED OPERATIONS

Purchases and Disposals of Businesses and Investments

Purchases

The Group had no significant purchases of businesses or investments during the year ended December 31, 2010.

During February 2009, the Group’s Alcan International Network operating segment (see Note 28—Information by Operating Segment) acquired a 100% controlling interest in Franck and Schulte in Austria GmbH at a total cost of approximately €1.

Disposals

During June 2010, the Group disposed of its entire 100% controlling interest in Service Centres Aero (Aero), a business entity included in AIN, which is included in discontinued operations in the Group’s combined income statements for the years ended December 31, 2010 and 2009, as described in Note 1—General Information. Of the total proceeds of €15 received in the sale, the Group directly received €5, which is included in cash flows from (used in) investing activities from discontinued operations in the Group’s combined statement of cash flows for the year ended December 31, 2010. The remaining proceeds of €10 were received directly by the Owner. As a result, the Group transferred net assets of Aero totaling €10 to the Owner, which is included in Owner’s net investment as part of the other non-cash transfers (to) from Owner during the year ended December 31, 2010. In connection with this disposition, the Group incurred a loss before income taxes of approximately €5, included in Loss for the year from discontinued operations in the Group’s combined income statement for the year ended December 31, 2010.

During November 2009, the Group disposed of its entire 100% controlling interest in Alcan Technology and Management, a business entity included in intersegment and other. In connection with the disposition, the Group received no proceeds and incurred a loss before income taxes of approximately €18, included in Other expenses (income)—net in the Group’s combined income statement.

Discontinued Operations

As described in Note 1—General Information, the operating results of AIN are presented as discontinued operations in the Group’s combined income statements and statements of cash flows.

AIN is a sales and supply chain logistics service organization comprised of 23 offices in 22 countries, selling specialty products and sourcing materials for industrial applications in 36 countries. AIN’s product portfolio includes primary aluminum for the aluminum and steel industries, semi-fabricated products for the construction, transportation, general engineering, packaging and other industrial sectors, minerals for the glass, ceramics and refractories industries, and specialty chemicals for industrial and healthcare applications.

The condensed income statement comprising the discontinued operations of AIN is as follows:

Year ended December 31,	2010	2009
Revenue	357	351
Expenses	350	352

Income (loss) before income taxes	7	(1)
Income tax (expense) benefit	(5)	(2)

Income (loss) for the year from discontinued operations	2	(3)

1.	KEY MANAGEMENT REMUNERATION

Aggregate compensation expense for the Group’s key management, all of which is included in continuing operations, is comprised of the following:

	2010	2009
Short-term employee benefits	8	5
Long-term employee benefits	1	2

Total key management remuneration	9	7

28.	OPERATING SEGMENT INFORMATION

Management has defined the Group’s operating segments based upon product lines, markets and industries its serves, and prepares and reports operating segment information to the Group’s CODM on that basis.

The Group’s measure of segment profit or loss has historically been Business Group Profit or (Loss) as defined below. As described in Note 1—General Information and further below, the Purchaser uses Management Adjusted EBITDA, as defined below, as its measure of operating segment profit or loss. In these combined financial statements, Management Adjusted EBITDA has been provided as supplementary information only for comparative purposes with the consolidated financial statements of the Purchaser and not as the measure of operating segment profit or loss used historically by the Group.

Operating segments

The Group’s operating segments within both continuing and discontinued operations are described below.

Continuing Operations

Aerospace & Transportation (previously Global Aerospace & Transportation Industry)

Aerospace and Transportation (A&T) produces and supplies high value-added plate, sheet, extruded and precision cast products to customers in the aerospace, marine, automotive, and mass-transportation markets and engineering industries. It offers a comprehensive range of products and services including technical assistance, design and delivery of cast, rolled, extruded, rolled pre-cut or shaped parts, and the recycling of customers’ machining scrap metal. A&T is also a key supplier of new alloy solutions, such as Aluminum Lithium. A&T operates 7 facilities in 3 countries.

Automotive Structures & Industry (previously Extrusions & Automotive Structures)

On January 1, 2010, the Group combined the businesses in its Extruded Products segment with the Automotive Structures businesses of its Engineered and Automotive Solutions segment to form a new operating segment called Automotive Structures and Industry (AS&I). The Forging businesses previously included in the Group’s Engineered and Automotive Solutions segment were moved to Intersegment and other. Extrusions focuses on specialty products and supplies a variety of hard and soft alloy extrusions, including technically advanced products, to the automotive, industrial, energy, electrical and building industries, and to manufacturers of mass transport vehicles and shipbuilders. Automotive Structures serves major automotive and transportation manufacturers with innovative and cost-effective aluminum solutions using advanced technology. It develops and manufactures aluminum crash management systems, front-end components, cockpit carriers and Auto Body Sheet structural components. AS&I operates 15 facilities in 7 countries.

Packaging & Automotive Rolled Products (previously Specialty Sheet)

This segment produces and provides coils and sheet to customers in the beverage and closures, automotive, customized industrial sheet solutions and high-quality bright surface product markets. It includes world-class rolling and recycling operations, as well as dedicated research and development capabilities. Packaging & Automotive Rolled Products (P&ARP) operates 3 facilities in 2 countries.

Discontinued Operations

Alcan International Network (AIN)

AIN is a sales and supply chain logistics service organization comprised of 23 offices in 22 countries, selling specialty products and sourcing materials for industrial applications in 36 countries. AIN’s product portfolio includes primary aluminum for the aluminum and steel industries, semi-fabricated products for the construction, transportation, general engineering, packaging and other industrial sectors, minerals for the glass, ceramics and refractories industries, and specialty chemicals for industrial and healthcare applications.

Intersegment and Other

The Group recognizes certain sales and operating revenues, costs and net assets as Intersegment and other for those operations or items that are not under the control of the operating segments or considered in the measurement of their profitability. These items are generally managed by the Group’s head office, which focuses on strategy development and oversees governance, policy, legal, compliance, human resources and finance matters. Intersegment and other costs include such items as non-integral operating entities such as our forging businesses, pass-through entities for import/export or income tax purposes, corporate and head office costs, non-service related pension and other post-retirement benefit costs (actuarial gains and losses and other adjustments), businesses that have been sold, the deferral or realization of profits on intersegment sales, and other non-operating items. For supplementary segment operating profit measure reporting (Management Adjusted EBITDA), Intersegment and Other is presented as an operating segment within continuing operations in the relevant table below.

Segment Profitability Measures

Business Group Profit or (Loss) (BGP)

Group management has historically measured the profitability and financial performance of the Group’s operating segments based on BGP. BGP is not a measurement of profitability that is recognized under IFRS. Nonetheless, the Group’s CODM has historically used BGP to measure the Group’s underlying operating segment results in a manner that is in line with the Group’s portfolio approach to risk management. BGP is comprised of earnings before: (a) depreciation and amortization; (b) certain restructuring costs (relating to major corporate-wide acquisitions or initiatives); (c) impairment charges related to long-lived assets; (d) unrealized gains (losses) on derivatives—net; (e) share of profit of joint ventures; (f) certain finance income (costs)—net; (g) income tax expense (benefit); and (h) intersegment and other costs (as described above).

Unrealized gains (losses) resulting from changes in fair market value of derivative instruments are excluded from BGP because this presentation provides a more accurate portrayal of underlying segment operating results and is in line with the Owner’s portfolio approach to risk management.

BGP for the operating segments include the Group’s proportionate share of the profit of joint ventures as they are managed within each operating segment, with the adjustments for these investments shown on a separate line in the reconciliation of BGP to Loss for the year from continuing operations and Income (loss) for the year from discontinued operations.

With the exception of the items excluded from BGP as described above, the accounting principles used to prepare the information by operating segment are the same as those used to prepare the Group’s combined financial statements. Transactions between operating segments are conducted on an arm’s-length basis and reflect market prices.

The following table presents BGP by segment and reconciles Total BGP for continuing operations, discontinued operations and in Total to Loss for the year from continuing operations, Income (loss) for the year from discontinued operations and Loss for the year, respectively, for the years ended December 31, 2010 and 2009.

Year ended December 31,	2010			2009
	Continuing Operations	Discontinued Operations	Total	Continuing Operations	Discontinued Operations	Total
BGP by Segment
A&T	36	—		(13)	—
P&ARP	79	—		33	—
AS&I	(2)	—		(25)	—
AIN (comprising discontinued operations)	—	9		—	—

Total BGP	113	9		(5)	—
Depreciation and amortization	(38)	—		(85)	—
Certain restructuring costs	(2)	—		(33)	(5)
Impairment charges	(224)	—		(214)	—
Unrealized gains (losses) on derivatives	(31)	—		162	(1)
Share of profit of joint ventures	2	—		—	—
Certain finance income (costs)—net	(5)	4		(13)	8
Income tax (expense) benefit	43	(4)		39	(2)
Intersegment and other costs	(67)	(7)		(66)	(3)

Loss for the year from continuing operations	(209)		(209)	(215)		(215)
Income (loss) for the year from discontinued operations		2	2		(3)	(3)

Loss for the year			(207)			(218)

Supplementary Information—Management Adjusted EBITDA

As described above and in Note 1—General Information, Management Adjusted EBITDA is presented only as supplementary information for comparison with the measure of operating segment profit or loss used by the Purchaser in its consolidated financial statements for the year ending December 31, 2011.

Management Adjusted EBITDA is comprised of earnings before: (a) depreciation and amortization; (b) all restructuring costs; (c) impairment charges related to long-lived assets; (d) unrealized gains or losses on derivatives—net; (e) foreign currency gains or losses—net; (f) share of profit of joint ventures; (g) certain finance costs or income—net; (h) gains or losses on disposals of property, plant and equipment, businesses and investments—net; (i) certain separation costs included in other expenses (income)—net; and (j) income tax expense or benefit—net.

The following table presents Management Adjusted EBITDA by segment and reconciles Total Management Adjusted EBITDA for continuing operations, discontinued operations and in Total to Loss for the year from continuing operations, Income (loss) for the year from discontinued operations and Loss for the year, respectively, for the years ended December 31, 2010 and 2009.

Year ended December 31,	2010			2009
	Continuing Operations	Discontinued Operations	Total	Continuing Operations	Discontinued Operations	Total
Management Adjusted EBITDA by Segment
A&T	35	—		(31)	—
AS&I	(4)	—		(25)	—
P&ARP	74	—		28	—
Intersegment and Other	(47)	(1)		(21)
AIN (comprising discontinued operations)	—	1		—	(2)

Total Management Adjusted EBITDA	58	—		(49)	(2)
Depreciation and amortization	(38)	—		(85)	—
Restructuring costs	(6)	(3)		(38)	(5)
Impairment charges	(224)	—		(214)	—
Unrealized gains or losses on derivatives—net	(31)	—		162	(1)
Foreign currency gains or losses—net	(7)	10		1	(1)
Share of profit of joint ventures	2	—		—	—
Certain finance costs or income—net	(6)	4		(14)	8
Gains or losses on disposals of property, plant and equipment, businesses and investments—net	—	(5)		(17)	—
Certain separation costs	(1)	—		—	—
Income tax expense or benefit—net	44	(4)		39	(2)

Loss for the year from continuing operations	(209)		(209)	(215)		(215)
Income (loss) for the year from discontinued operations		2	2		(3)	(3)

Loss for the year			(207)			(218)

Additional Operating Segment Information

	Continuing Operations					Discontinued Operations
	A&T	AS&I	P&ARP	Intersegment and Other	Total	AIN
Year ended December 31, 2010
Revenues—third and related parties	810	754	1,373	20	2,957	357
Revenues—intersegment	43	83	16	(142)	—	—
Depreciation and amortization	3	15	16	4	38	—
Capital expenditures—property, plant and equipment	26	14	10	1	51	—
Year ended December 31, 2009
Revenues—third and related parties	729	610	934	19	2,292	351
Revenues—intersegment	68	53	11	(132)	—	—
Depreciation and amortization	4	42	29	10	85	—
Capital expenditures—property, plant and equipment	23	12	25	1	61	1
Investments in Joint Ventures
At December 31, 2010	—	—	1	12	13	—
At December 31, 2009	—	—	2	9	11	—

Segment assets are comprised of total assets of the Group by segment, less adjustments for equity-accounted joint ventures (as described above) and intersegment and other assets. The amounts provided to the CODM with respect to segment assets are measured in a manner consistent with that of the Group’s combined statements of financial position. Assets are allocated based on the operations of the segment.

SEGMENT ASSETS AND RECONCILIATION TO TOTAL ASSETS

At December 31,	2010	2009
Continuing operations:
A&T	502	507
AS&I	241	230
P&ARP	510	528

	1,253	1,265

Discontinued operations:
AIN	330	293

Segment assets	1,583	1,558
Unallocated:
Adjustments for equity-accounted joint ventures	(2)	(3)
Intersegment and other	256	485

Total assets	1,837	2,040

29.	INFORMATION BY GEOGRAPHIC AREA

Year ended December 31,	2010	2009
Revenue—third and related parties (by destination)
France	512	463
Germany	777	444
United Kingdom	570	463
Switzerland	93	86
Other Europe	487	395
United States	293	289
Canada	36	33
Asia and Other Pacific	83	58
All Other	106	61

Total	2,957	2,292

At December 31,	2010	2009
Property, plant and equipment and intangible assets (by physical location)
France	17	116
Germany	150	183
Switzerland	—	33

Czech Republic	28	32
Other Europe	18	25
United States	—	45

All other	1	—

Total	214	434

30.	SUBSEQUENT EVENTS

As described in Note 1—General Information, on June 17, 2011 Rio Tinto received the Purchaser’s Disagreement Notice related to the Transaction. The Purchaser’s Disagreement Notice proposed certain reductions to the preliminary purchase price paid by the Purchaser to Rio Tinto for the net assets received in the Transaction. During 2011, Rio Tinto and the Purchaser negotiated a settlement of the amounts in dispute, the outcome of which was that there was no further impairment charges required to the Group’s combined financial statements for the year ended December 31, 2010.

The sale of the Group on January 4, 2011 effectively liquidates the reporting entity, and therefore no further subsequent events can be derived or attributable to the Group for disclosure.

Until                     , 2013 (25 days after commencement of this offering), all dealers that buy, sell or trade ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6.	Indemnification of Directors and Officers

Our Amended and Restated Articles of Association provide that we will indemnify our directors against all adverse financial effects incurred by such person in connection with any action, suit or proceeding if such person acted in good faith and in a manner he or she reasonably could believe to be in or not opposed to our best interests. In addition, upon completion of this offering, we may enter into indemnification agreements with our directors and officers. We also intend to purchase and maintain insurance on behalf of our directors and officers to insure them against such liabilities, expenses and claims.

The underwriting agreement, the form of which is filed as Exhibit 1.1 to this registration statement, will also provide for indemnification by the underwriters of us and our officers and directors for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.	Recent Sales of Unregistered Securities

On May 14, 2010, Constellium Holdco B.V. issued the following shares: 1,800,000 ordinary shares to Apollo Omega (Lux) S.à r.l. for an aggregate subscription price of €18,000.

On January 4, 2011, Constellium Holdco B.V. issued the following shares: 45 ordinary shares to Apollo Omega (Lux) S.à r.l. for an aggregate subscription price of $63,750,000; 1,376,505 ordinary shares to Rio Tinto International Holdings Limited for an aggregate subscription price of $48,750,000; and 352,920 ordinary shares to Fonds Stratégique d’Investissement for an aggregate subscription price of $12,500,000.

On April 12, 2011, Constellium Holdco B.V. issued 148,998 Class A ordinary shares in consideration for $35.42 per share and 82,032 Class B2 shares in consideration for $10.50 per share to Omega Management GmbH & Co. KG.

On July 19, 2011, Constellium Holdco B.V. issued 18,699 Class A ordinary shares in consideration for $35.42 per share and 9,652 Class B2 shares in consideration for $10.50 per share to Omega Management GmbH & Co. KG.

On February 28, 2012, 4,027 Class B2 shares were converted into Class B1 shares. On May 22, 2012, an additional 9,639 Class B2 shares were converted into Class B1 shares.

Additionally, on March 13, 2013, 24,526 Class B2 shares were converted into Class B1 shares.

The issuance of the foregoing securities in each of the transactions described above was made in reliance in the Netherlands upon either the qualified investor exemption pursuant to Article 2(1)(e) of the European Union Prospectus Directive or the 150 natural or legal persons (other than qualified investors) exemption pursuant to the 2010 PD Amending Directive, and in reliance in the United States on Regulation S of the Securities Act of 1933.

Item 8.	Exhibits

(a) See Exhibit Index beginning on page II-6 of this registration statement.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

(b) Financial Statement Schedules

All schedules have been omitted since they are not required or are not applicable or the required information is shown in the financial statements or related notes.

Item 9.	Undertakings

The undersigned hereby undertakes:

(a)	The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or Rule 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Zurich, Switzerland on May 13, 2013.

Constellium Holdco B.V.

By:	/s/ Pierre Vareille
	Name: Title:	Pierre Vareille Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that (i) Pierre Vareille and Didier Fontaine hereby constitute and appoint Pierre Vareille, Didier Fontaine and Jeremy Leach, and, each of them, individually, and (ii) Gareth N. Turner and Matthew H. Nord hereby constitute and appoint each other, in each case as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead in any and all capacities, in connection with this registration statement, including to sign in the name and on behalf of the undersigned, this registration statement and any and all amendments thereto, including registration statements filed after the conversion of Constellium Holdco B.V. into Constellium N.V., and including post-effective amendments and registration statements filed pursuant to Rule 462 under the U.S. Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or her substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been executed as a deed by the following persons on May 13, 2013 in the capacities indicated:

Name	Title

/s/ Pierre Vareille Pierre Vareille	Chief Executive Officer (Principal Executive Officer)

/s/ Didier Fontaine Didier Fontaine	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

/s/ Richard B. Evans Richard B. Evans	Chairman

/s/ Pierre Vareille Pierre Vareille	Director

/s/ Gareth N. Turner Gareth N. Turner	Director

/s/ Guy Maugis Guy Maugis	Director

/s/ Joshua Harris Joshua Harris	Director

Name	Title

/s/ Jean-Luc Allavena Jean-Luc Allavena	Director

/s/ Matthew H. Nord Matthew H. Nord	Director

/s/ Bret Clayton Bret Clayton	Director

/s/ Mac Tracy Mac Tracy	Director

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act the undersigned has caused this Registration Statement to be signed solely in the capacity as the duly authorized representative of Constellium Holdco B.V. in the United States on May 13, 2013.

Constellium Holdings I, LLC

By:	/s/ Didier Fontaine
Name:	Didier Fontaine
Title:	President

EXHIBIT INDEX

The following documents are filed as part of this registration statement:

1.1	Form of Underwriting Agreement*

3.1	Form of Amended and Restated Articles of Association of Constellium N.V.**

4.1	Partnership Agreement of Omega Management GmbH & Co. KG as amended and restated as of 20 December 2012*

4.2	Second Amendment to Credit Agreement, dated as of March 25, 2013, among Constellium Holdco B.V., as the Dutch Borrower, Constellium France S.A.S., as the French Borrower, the new Term Lenders party thereto, Deutsche Bank Trust Company Americas, as the Existing Administrative Agent, and Deutsche Bank AG New York Branch, as the successor Administrative Agent**

4.3	ABL Credit Agreement, dated as of May 25, 2012, among Constellium Holdco II B.V., Constellium U.S. Holdings I, LLC, Constellium Rolled Products Ravenswood, LLC, as borrower, the lenders from time to time party hereto, and Deutsche Bank Trust Company Americas, as Administrative Agent and Collateral Agent**

4.4	Second Amendment to Credit Agreement, dated as of March 25, 2013, among Constellium Rolled Products Ravenswood, LLC, as borrower, and Deutsche Bank Trust Company Americas, as Administrative Agent and Collateral Agent**

5.1	Form of opinion of Stibbe, Dutch counsel to Constellium Holdco B.V., as to the validity of the ordinary shares being issued**

10.1	Form of Amended and Restated Shareholders Agreement, among Constellium N.V. and the other signatories thereto**

10.2	2012 Executive Performance Award Plan**

10.3	2012 Long-Term Incentive (Cash) Plan**

10.4	Employment Letter by and between Constellium Switzerland AG and Pierre Vareille, dated August 30, 2012**

10.5	Employment Letter by and between Constellium France Holdco SAS and Didier Fontaine, dated May 11, 2012**

10.6	Severance Agreement between Constellium Switzerland AG. Zurich and Arnaud de Weert, dated March 21, 2012**

10.7	Factoring Agreement between Alcan Rhenalu S.A.S. as French Seller, Alcan Aerospace S.A.S. as French Seller, Alcan Softal S.A.S. as French Seller, Alcan France Extrusions S.A.S. as French Seller, Alcan Aviatube S.A.S. as French Seller, Omega Holdco II B.V. as Parent Company, Engineered Products Switzerland A.G. as Sellers’ Agent and GE Factofrance S.N.C. as Factor, dated January 4, 2011, as amended as of May 25, 2012**

10.8	Factoring Agreement between GE Capital Bank AG and Alcan Aluminium Valais S.A., dated December 16, 2010**

10.9	Country Specific Amendment Agreement (Switzerland) to the Factoring Agreement between GE Capital Bank AG and Alcan Aluminium Valais S.A., dated December 16, 2010**

10.10	Factoring Agreement between GE Capital Bank AG and Alcan Aluminium-Presswerke GmbH, dated December 16, 2010**

10.11	Factoring Agreement between GE Capital Bank AG and Alcan Singen GmbH, dated December 16, 2010**

10.12	Metal Supply Agreement between Engineered Products Switzerland AG and Rio Tinto Alcan Inc. for the supply of sheet ingot in Europe, dated January 4, 2011+**

10.13	Form of Constellium N.V. 2013 Equity Incentive Plan**

21.1	List of subsidiaries**

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm**

23.2	Consent of PricewaterhouseCoopers Audit S.A., Independent Registered Public Accounting Firm**

23.3	Form of Consent of Stibbe (included in Exhibit 5.1)**

24.1	Powers of attorney (included on signature page to the registration statement)**

99.1	Consent of Philippe Guillemot to be named as a director**

99.2	Consent of Werner P. Paschke to be named as a director**

99.3	Consent of Pieter Oosthoek to be named as a director**

*	To be filed by amendment.
**	Filed herein.
+	Application has been made to the Securities and Exchange Commission for confidential treatment of certain provisions of this exhibit. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.